Form 10-K, Exhibit 13
period 1993-12-31
WEIRTON STEEL CORP
filed 1994-03-30
CIK 849979

WEIRTON STEEL CORPORATION
1993 ANNUAL REPORT



THE NEXT DECADE


Ten years after the buyout, employee-owners

consider the strides they've made and size up

their prospects in the tough, competitive years ahead.





The Corporation. Weirton Steel Corporation, a major integrated steel producer, was formed in 1982 for the purpose of acquiring the assets of Weirton Steel Division of National Steel Corporation. On January 11, 1984, the Corporation completed the acquisition in a transaction financed through an Employee Stock Ownership Plan. The Corporation and its predecessors have operated as an integrated steel producer, in the Weirton, West Virginia area since 1909. All operating units are situated at the Weirton location with a raw steel production capacity of approximately 3 million tons. The Company produces flat rolled carbon steels in sheet and strip form. These products are sold chiefly as hot rolled, cold rolled or coated products, including hot dipped and electro-galvanized steels and tin mill products. Food and beverage cans, general packaging, pipe and tube, service centers, construction and shipping containers are the major market sectors supplied by the Company.

                Product development and manufacturing process research is conducted at the Weirton Technology Center (WEIRTEC) in Weirton,
West Virginia.

                Weirton's common stock is listed and trade on the New York Stock Exchange under the symbol WS.





About the Cover.

The inside story. Six employee-owners--in various jobs across the Company--size up the changes they've seen and the future they envision for Weirton Steel. Special report, "The Next Decade", page 5.


Contents
Financial and Operating Highlights               1
Letter From The Chairman                         2
Special Report                                   5
Financial Index                                 18
Board of Directors and Officers                 49
Stockholder Information                         49

FINANCIAL AND OPERATING HIGHLIGHTS

Dollars in thousands                  1993                1992
- -------------------------------------------------------------------
Net Sales                          $1,201,093          $1,078,691

Operating Loss                         (3,376)*              (418)

Contribution to Employee Stock
  Ownership Plan                        2,610               2,610

Cumulative effect of accounting
  changes                            (179,803)              4,356

Extraordinary Item                     (6,549)               -

Net Loss                             (229,242)            (31,757)

Working Capital                       262,216             237,703

Working Capital Ratio                   2.1:1               2.2:1

Long-term Debt                        495,252             491,277

Number of common shares
  outstanding at year end           26,338,347           26,211,352

Number of preferred shares
  outstanding at year end            2,282,237            2,295,601

Capital expenditures                    14,409              44,635

Depreciation                            49,113              38,617

Tons raw steel produced              2,722,000           2,490,200

Tons steel shipped                   2,430,600           2,102,400

Number of employees at year end         6,026                6,542
- -------------------------------------------------------------------

* Includes a restructuring charge of $17,340 and $18,067 of additional non cash charges resulting from a change in accounting method for retiree healthcare.


[TEXT]

Letter from the Chairman

                In the first decade of our existence, we, at Weirton Steel, have created a company with the facilities, costs and quality that can succeed in an increasingly difficult competitive marketplace. Today, we can say that the fundamentals of our business have never been better, and we enter our second decade with great opportunities for success.

                At the same time, however, we know that we must take significant steps to improve Weirton Steel's financial position in order to assure our future and take advantage of our opportunities.

                We have come far in the last several years. Six years ago, we concluded that we could not compete in the decade of the 1990s with our then existing operations: Our old, high cost equipment could no longer meet the quality requirements of our customers. An uncompetitive cost structure further threatened the long-term future of the Company. And we had antiquated information and scheduling systems that prevented us from providing superior service for our customers.

                In our business, success--and indeed survival--depends on having low costs, excellent quality, and superior service for customers. Thus, in 1988, it was clear that our future depended on bold action to literally rebuild the operational foundations of the Company.

                We embarked on a $550 million capital program to create facilities that could produce world-class quality at competitive costs. We revamped our continuous caster, and rebuilt our hot strip mill to meet world-class cost and quality standards.

                Our efforts to reduce costs have been unwavering. The number of employees have been reduced by 20% since 1990, and our production costs have fallen $60 a ton since that time, in spite of increases in wages and sharp increases in the cost of benefits, particularly health care. I am particularly proud that the large majority of the employment reductions have been accomplished through voluntary retirements, aided in substantial part by special programs to increase retirement benefits.

                We put in place Total Quality programs throughout the operations, which are changing the way work is performed and manufacturing processes are controlled. Teams of employees throughout the mill are working to improve quality and reduce costs--and are finding their own jobs enriched as a result.
Improvements in quality and reductions in costs in excess of $35 million in 1993 are directly attributable to these programs.

                We completed a fully automated production recording system, which now provides reliable, instantaneous information as to the status of each customer order, giving us an important tool to improve service. This successful systems project forms the foundation for our ongoing Logistics and Information Systems project, partially funded by the Department of Energy, and partnered by West Virginia University and Westinghouse, which will produce a fully integrated mill scheduling system that will set the standard throughout the world. It will give us a competitive advantage in serving customers, while optimizing mill efficiencies.

                Key to all of our improvements has been the efforts of all of our people, working together to continually improve the Company.

                In 1993, we began, in dramatic fashion, to reap the benefits of our work. After three years of losses, during which we suffered the effects of operational disruptions caused by the rebuilding of our facilities and the impact of the recession of 1990-1992, we had a profit in the fourth quarter. This profit, while due in part to increased volume of business resulting from improvements in the economy, was most directly attributable to the new efficiencies and lower costs now being realized.

                The fourth quarter profit was achieved despite the fact that the prices for our products remained below that of any year since 1987. This result provides real promise for improving profitability as the demand and prices for many of our products are improving this year.

                As we begin our second decade, the possibilities for Weirton Steel are exciting. As we continue to reduce our costs and improve our quality through ongoing programs, we will able to take advantage of new opportunities in existing and emerging markets.
We should be able to deliver significantly greater value to our shareholders.

                The only clear roadblock that could keep us from realizing our potential is our high level of financial leverage compared to that of our competitors. To improve our profitability and liquidity and to take advantage of new opportunities, various strategies are being considered. These strategies include a public offering of our common stock and reductions of long-term obligations.

                As we look back at 1993, it was clearly a year of challenges--some that we met and some still to be answered. In
1994 we will work to assure that Weirton Steel fulfills its potential for the benefit of all.

                                        /s/Herbert Elish
                                        Herbert Elish
                                        Chairman, President and
                                        Chief Executive Officer
                                        March 2, 1994





THE NEXT DECADE


It's been ten years since the employees of Weirton Steel staked their livelihoods on the courageous decision to buy their own company.

A decade later, the visible changes are remarkable -- including a $550 million transformation to leading-edge technology in ladle metallurgy, casting, rolling, and finishing. The invisible changes may be even more profound.

People who were seldom asked for their opinions are now contributing ideas of enormous value in improving processes and lowering costs. People who used to ignore each other's departments or functions are now pooling their talents in Total Quality Management teams and sending the improvements to the bottom line. It's not always perfect or painless, and not everyone is a believer
- -- but more and more Weirton employee owners are investing their brains as well as their hands and feet in the drive to be the world's toughest competitor.

What are they working on? How do they size up Weirton's competitive stance amid the rising world standards of tomorrow's markets?

From six different vantage points, here's how some of Weirton's insiders see the present and future of their common enterprise.






Steve Kile is a maintenance mechanic on the Blast Furnace
Mechanical crew. He's active on two Total Quality teams: TQM-Blast Furnace Mechanical and TQM-Ironmaking Communications, which publishes a lively newsletter designed and written by ten volunteers at the blast furnaces, coke plant, river dock, and sinter plant.


RECORD BREAKERS

When he was in the Navy in the early seventies, Steve Kile was assigned to a submarine bristling with ballistic missiles. Twenty years later, when employee involvement groups and Total Quality groups started to come together at Weirton Steel, Steve had occasion to remember those days.

"We were out for weeks at a time," he recalls. "We were on our own and we had to solve our own problems. Here were 118 individuals who had to count on each other as a matter of survival. We had a good commander. Either the Navy was teaching them right, or he was ahead of his time. When something went wrong, he didn't start barking orders. He would turn to the man whose area was involved -
- - the person who knew most about it -- and he would say, 'Kile, what do you think we should do?' That would start a discussion, some suggestions, and five minutes later we'd be working on a solution."

It would be a long time before Steve would find the same kind of collaboration in civilian life. "When I started working here in the mid-seventies, management managed and hourly people did what they were told, whether it worked or not," he says. "In my first year, I remember looking at one operation and asking the foreman -- How come you do it that way?" He said, 'Because we've been doing it that way for 25 years, and we'll be doing it that way for 25 more.' But he was wrong. Now we're doing everything differently - and better -- and when I have a question or an idea, the foreman wants to hear it."

The rest of the story is written in results. After a remarkable performance in 1992 -- 21 production records broken and $30 million in cost savings -- Blast Furnace operations shattered the records again this past October. They produced an average of 7100 tons a day from two furnaces. "When I came here," Steve remembers, "we
couldn't get tonnage like that from four furnaces!   And what we're
making now is a much better grade of iron."

Is there more where that came from? Steve thinks so. "The guys in the blast furnace say, hey -- you bring anyone in here from any blast furnace, any country, and we'll outdo them. But you don't ever stand still because the world doesn't stand still. We have all kinds of ideas, new TQM projects starting up, and we're going to get better and better."






Renee Rosiak is a senior quality engineer in Strip Steel. A metallurgical engineer, she came directly to Weirton after graduation from the University of Pittsburgh in 1990 -- much to the pride of her father, Frank, who has worked in Strip Steel for 16 years.

THE WINNING COMBINATION


When Renee Rosiak first came to Strip Steel, the mill operators weren't sure what to make of this woman engineer, fresh out of college. But they noticed she listened carefully. And then she took on a problem for them.

Several times a week, coils coming out of batch anneal had to be rejected for high hardness. Why? Not an easy question, since batch annealing was done to any of 25 different cycles -- specific combinations of time and temperature needed to achieve the desired properties.

Working with the furnace operators, Renee collected data and started a statistical analysis. They soon realized that two or three of these cycles were causing most of the problems -- and that these had been formulated back when the coils were made from ingot steel. In converting to cast steel, they were processing larger coils with different annealing requirements. Before long, they had reduced the 25 cycles to 5 -- a much more efficient way of working
- -- and eliminated the troublesome combinations.

"We found that hardness could be better controlled through the chemistry of the steel than by tinkering with the temperature and soaking time," says Renee. "Since we made the change, we haven't had a single reject faulted to the cycle."

Productivity soared, along with quality. The operators feel more comfortable with Renee on the job.

"I look to them for help all the time," she says. "Theory is fine. It helps. But the mill does not always operate according to the textbook."

She thinks this is the winning combination in Weirton's future.
Advanced technology -- tempered by the wisdom of hard-won experience -- can handle whatever new challenges arise.

"It's a team thing," Renee says. "We have smart, seasoned people, and they're proud of the quality work they can do. But they're also willing to listen to a new idea, and they're ready to contribute the value of their own experience to make it work."






Dave Allen joined Weirton in 1989 as a senior process engineer and is now manager of the Process Development group in WEIRTEC. He holds Bachelors degrees in both mechanical and aerospace engineering and a Masters in fluid mechanics from the University of Michigan.

IDEAS IN ACTION

Dave Allen sees the future--or at least part of it. As a manager in WEIRTEC, looking ahead is part of his job, and the future he sees is exciting.

"I decided to come to Weirton because I felt that I could make a difference to the future of the company," he says, "and it turns out to be true. That's not a comment about my own ability, but a comment about Weirton Steel and its people--managers and hourly alike."

What's different about Weirton? "You can go into the plant with an idea, and the operating people are willing to listen, and in many cases, willing to try it. They take out time from making steel and meeting schedules and somehow fit you in. Then, they find ways to use the idea and even improve it. And they have first rate ideas of their own." In that climate, promising ideas don't sit around for months or years in forgotten memos and meeting notes. They get put into action.

The key, says Dave, is teamwork. It's something he learned when he first joined WEIRTEC, and his group has been practicing it ever since. "Teamwork brings more of the available expertise and experience together to complete the task," Dave points out, "and teamwork makes us better positioned to select the right things to work on in the first place."

As for the future, Dave sees Weirton forging ahead on several fronts. The new hot mill, for example, is already world class, but he thinks it can become the world leader, now and for many years to come. New sensing technology could lead to unprecedented levels of temperature uniformity in rolling--thus uniformity of metallurgical properties in the finished product. His group is developing methods to take waste from various processes and turn it into a useful product for re-use or sale. They're also working on the marking and sensing technology to identify and locate coils and slabs in real time for the Logistics and Integrated Scheduling program. And this year, the process group will work with operations to install a full-scale pilot unit to test a new fluid bearing technology. This would make it possible to support steel sheet on an air cushion and move it without mechanical contact--a boon to surface quality and productivity.

"We're a quality leader," Dave Allen says. "But looking ahead three years and five years, customer tolerances will be tighter and tighter. We hope to lead the trends, not follow them."




A 26-year veteran of Weirton Steel, John Ross is manager of Traffic and Warehouse Distribution. Widely recognized as a traffic expert, he has served as president of the Ohio Valley Traffic Club and is now a board member of the West Virginia Port Authority.

THE RIGHT MOVES

In John Ross's world, everything moves. Raw materials are moving at this moment toward Weirton from the Great Lakes. Weirton's finished products -- over 200,000 tons in an average month--are en route to customer locations in Ohio or Maryland, New Jersey, Tennessee, or Arkansas. Mill products are on their way to the Finished Products Warehouse. New orders advance through the plant, nearing release to Traffic and to the customer. And the whole system is moving in a big way toward the 21st Century.

"Our traffic and warehousing methods were acceptable for the 20th century," says John, "but tomorrow's standards are going to be much tougher -- more customer-responsive, more systems-oriented, more integrated with our own electronic data networks and those of our customers and carriers."

Already, customers are specifying not only size, gauge, chemistry, quality, and day of delivery but also the time of day they expect to hoist our coil off the flatbed and onto the production line, where another coil is just finishing.

"Our truck is the first station of their production process, and we'd better be there," says John. "We're part of our customer's TQM, and our carrier is part of ours." So nothing stands still, least of all John Ross and the many team projects his people are part of.

Case in point: In the shipping yard, a vendor's truck driver is surprised by an inspection team--people from Traffic, Plant Security, and the Weirton Police Department. Is the truck properly loaded? Is it well secured with a tarp and the right strength of chain? Will everything stay in place, damage-free? To the police, it's a public safety issue. To John Ross's people, it's safety plus customer satisfaction. And to the driver? Usually, the result is an immediate commendation for a job well done -- a letter or certificate, maybe a baseball cap.

The Driver Recognition Program is one initiative among many. There are partnership programs with carriers. There are six task force projects launched through Weirton's Motor Carriers Safety Conference. An employee involvement group racked up a 50% productivity increase in inter-plant hauling. Others are working to get better information, earlier, through electronics instead of paperwork.

Put it all together, and John Ross is in Phase II of a four-phase program to build the Materials Release System of the future.

"We're moving," he says, "and we're moving in the right direction."





Bill Murphy came to Weirton after serving seven years as an Air Force pilot, including command duties on four continents. Beyond his management degree from the Air Force Academy, he has achieved top graduate honors from his pilot training class, pursued a Masters in Systems Management from USC, and recently completed an EMBA from the University of Pittsburgh.

LEAPFROG POTENTIAL

What Bill Murphy and his company-wide team are working on is important not only to Weirton, but to the competitive stance of the U.S. steel industry. So much so that the Department of Energy provides major funding.

The project is called Logistics and Integrated Scheduling (L&IS). It envisions nothing less than integrated plant-wide scheduling, material management, and advanced technology material marking and sensing systems. "We are already a world class producer," says Bill. "L&IS is intended to make us a world class competitor."

Current scheduling and material movement processes are paper heavy, time consuming operations which cannot easily adapt to changing situations. Bill gives an example:

"Let's say a roll begins marking its product at 35 inches of width. The operator on the scene may know exactly what to do--for example, run something narrower until the rolls are changed. But with conventional scheduling, this requires searching for inventory, changing paperwork, getting the new material in place, and maybe adjusting upstream feeding units' schedules to handle the situation. Dozens of people in various sections have to be notified, have to stop what they're doing and react, losing time and production, raising costs, and putting on-time delivery in jeopardy."

With L&IS in place, the whole network will react rapidly--and intelligently. The L&IS team is programming the system with the kind of expert knowledge that Weirton operators have gained through experience. Throughout the plant, L&IS team members have interviewed operators on how they make decisions, how their functions work best, what sequences are most efficient, what materials they need in what order, and how they respond to problems. "The operators," says Bill, "are the experts, and they are developing their own rules."

The results: rule-based computer programs which will be networked through all stages of the manufacturing process. L&IS will build on the two year old Integrated Manufacturing Information System. IMIS applied electronic information systems to production recording and order status, and it put computer hardware on the plant floor. The L&IS team is now developing software from scratch, utilizing state of the art application development tools and processes as well as highly advanced computer hardware.

Bill concedes it is an ambitious goal--coordinating logistics and intelligent scheduling for 45 operating units and 20,000+ pieces of inventory. It's a three to four year project, fraught with problems and obstacles, but the potential payback is enormous. As
Bill Murphy sums it up:

"L&IS has leapfrog potential."


Darlene McKinley is one of seven facilitators who go out into the plant to help employee owners form problem solving groups. With Weirton since 1965, she witnessed profound changes since the ESOP and now sees employee involvement as the key to a promising future.

TEAMING UP

Darlene McKinley remembers what "employee involvement" meant in the old days at Weirton Steel. In 1981, what was then Pittsburgh headquarters instigated a program called QWL for Quality of Work Life. From each department, union and management employees trained in the QWL process. Typical issues investigated were a new water cooler or a paint job for the locker rooms--but certainly nothing that might "interfere" with operations.

"What a difference a decade makes!" Darlene laughs. "Now, Employee Involvement training is open to everyone, and our teams have taken on multi-million dollar improvements." Since 1985, some 3,500 hourly and salaried people have come through the department's three-day course in teamwork and problem solving. Currently, training is moving into the more powerful methods of TQM.

Results are already impressive. An inter-mill focus team resolved problems in the transfer of mill products to the warehouse and raised the average from four trips per turn to six trips per turn. One team worked out a method for priority tagging of a customer's rush orders and created a system that will win many friends among customers in future years.

On the finishing floor of the Tin Mill, a team of cranemen and supervisors reviewed a plan for preventing damage to finished coils. They not only improved on the original plan, they shaved close to $100,000 from the estimated cost. Now the cranemen are benchmarking an aluminum plant--where the softer metal is more easily damaged--in search of advanced product protection ideas.

Darlene thinks every one of her fellow-facilitators could relate similar stories. Last time they counted, over $10 million had been saved through team projects among hourly and salaried people in various departments.

"This is our future," she says. "People arrive at a common purpose, and then they start building on each other's ideas -- terrific ideas. It's a very powerful force."

"We in the mill want to be the world's best steel company. What we need to get there may change every day. But we've shown we know how to adapt. In ten years, we've handled more change than most companies see in half a century. We've shown that we can take on very large issues -- and win."




FINANCIAL CONTENTS

Management's Discussion and Analysis         19
Statements of Income                         25
Balance Sheets                               26
Statements of Cash Flows                     27
Statements of Changes in Stockholders'
     Equity                                  28
Notes to Financial Statements                30
Management Responsibility Statement          47
Report of Independent Public Accountants     47
Selected Financial and Statistical Data      48
Board of Directors and Officers              49
Stockholder Information                      49




WEIRTON STEEL CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


BACKGROUND

                This discussion and analysis of the Company's financial condition and results of operations should be read together with the consolidated financial statements and notes thereto, which begin on page 25.

                The Company is a major integrated producer of flat rolled carbon steels with major product lines consisting of tin mill and sheet products. Tin mill products include tinplate, chrome coated, and black plate. Sheet products include hot and cold rolled and both hot-dipped and electrolytic galvanized steels.



RESULTS OF OPERATIONS


1993 COMPARED TO 1992:

                Revenues in 1993 of $1,201 million for all products combined were considerably higher than in 1992 and reached their highest level over the last four years. Total revenues in 1993 increased by $122.4 million, or 11.3%, from a year ago. Higher shipment levels, specifically for the Company's sheet products, contributed $139.2 million in additional revenues in 1993.
However, combined average selling prices in the first half of 1993 followed a downward trend that began in 1991; and although the effect of price increases announced earlier in 1993 on sheet products began to enhance revenues in the third quarter of 1993, combined average selling prices for the full year ended below the average for a year ago. Lower average selling prices, combined with a slight change in product mix, reduced revenues by $16.8 million compared to last year.

                A record 1,536 million tons of sheet products were shipped to trade customers in 1993, reflecting a dramatic increase of 324 thousand tons, or nearly 27%, compared to a year ago. The demand for the Company's hot rolled and coated products was particularly strong in 1993. Shipments of hot rolled products increased 56% from 1992 levels and, together with an 18% shipping volume increase for coated products, primarily galvanized, contributed $134.2 million in higher revenues. Average selling prices for sheet products improved throughout the year, adding $6.0 million to revenues in 1993. The higher shipment volumes and selling prices, combined with a slight change in product mix which decreased revenues by $2.0 million, resulted in a net increase in revenues on sheet products of $138.2 million for 1993 over 1992.


                Revenues from the sale of tin mill products decreased by $15.8 million in 1993 compared to 1992. Although slightly higher volumes and a small change in product mix accounted for a $5.5 million increase, average selling prices that were lower than a year ago on most tin mill products decreased revenues by $21.3 million.

                Cost of sales in 1993 as a percentage of net sales was 92.0% compared to 93.6% for 1992 and reflected an improvement of $25/ton in direct production costs over last year. Without giving effect to additional non cash charges stemming from a change in 1993 in the Company's method of accounting for retiree healthcare, direct production costs were $33/ton less than they were in 1992.


(Dollars in thousands)          1993          1992
                                ----          ----
Cost of Sales                $1,105,558    $1,010,022
Additional non cash             (18,067)        -
 retiree healthcare charges
                              ---------     ---------
                             $1,087,491    $1,010,022
Shipments in tons             2,430,600     2,102,400
                              ---------     ---------
Cost of Sales per ton        $      447    $      480


[TEXT]

                The improvement over the prior year was attributable primarily to greater production yields and improved operating performance. Several operating units throughout the Company's mill achieved production records during 1993, including the blast furnace, caster, hot mill and sheet mill operations. The Company's continuous caster and hot strip mill, whose refurbishments were completed in 1992, performed with minimal disruption, compared to 1992 when outages resulted in the loss of twelve operating days and 1991 when such outages totalled fifty-two operating days. An unscheduled two-day outage of the tin mill in 1993 was the only significant disruption to operations during the year. Operating yields as measured from hot metal production through slab production improved in 1993 compared to performance levels a year ago. Additional savings are anticipated as the Company continues to implement its cost reduction programs further discussed below under "Business Strategy."

                Depreciation expense increased $10.5 million to $49.1 million in 1993 from $38.6 million in 1992. This change reflected an increase in the Company's depreciable asset base, as well as higher production levels experienced in 1993. The Company's accounting policy recognizes depreciation on production equipment primarily as a function of both production volume and the age of the equipment.

                Interest expense increased $11.9 million to $52.8 million in 1993 from $40.9 million in 1992, principally due to higher interest rates on long-term debt and lower amounts of capitalized interest. Capitalized interest declined to $0.8 million in 1993 from $6.1 million in 1992 following the substantial completion of the Company's capital improvement program.


                In the first quarter of 1993, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions"; SFAS No. 112, "Employers' Accounting for Postemployment Benefits"; and SFAS No. 109, "Accounting for Income Taxes," all of which had a material effect on the Company's earnings and net worth.

                The change in accounting under SFAS No. 106 required the Company to recognize a pretax charge of $304 million to account for the prior service cost of retiree healthcare and life insurance benefits as well as an additional ongoing non cash expense which
amounted to $18.0 million in 1993.   The Company also recorded a
pretax charge of $4.0 million related to the implementation of SFAS
No. 112 and a net income tax benefit of $128.2 million, of which $115.5 million related to the adoption of SFAS No. 106, representing the cumulative effect of the accounting change for income taxes in accordance with SFAS No. 109.

                In addition to the effect of the accounting changes, the Company also recognized a pretax restructuring charge of $17.3 million to account for costs associated with an enhanced early retirement package, which is part of the Company's ongoing cost reduction program.

                An extraordinary charge of $6.5 million on an after-tax basis was also recognized by the Company in the first quarter of 1993 related to costs associated with the prepayment of bank and institutional debt which was refinanced in conjunction with the Company's first quarter sale of $140 million of its Senior Notes.

                The income tax benefit recognized in 1993 reflected principally the net realizable value of additional net operating losses generated during 1993 and net deferred tax asset carrying value adjustments related primarily to a change in the Federal statutory rate. The income tax benefit in 1992 resulted from a $2.9 million recovery of state income taxes paid in prior years and $1.8 million of net recoverable Federal income tax adjustments.



1992 COMPARED TO 1991:


                Shipment levels for tin mill and sheet products combined, which increased during 1992 compared to 1991, generated $78.4 million in higher revenues. However, selling prices in 1992 that generally continued their downward trend from 1991 caused net revenues to decline by $35.7 million which combined with a slight favorable change in product mix of $0.3 million, resulted in a net increase in revenues in 1992 of $42.4 million, or 4.1%.

                Revenues from the sale of the Company's tin mill products increased $5.5 million in 1992 compared to 1991. This comparison includes secondaries, products not meeting prime specifications, which alone accounted for a $22.8 million increase on higher volume alone. Selling prices that were off slightly from a year ago on prime tin mill products and an 8% decline in shipments of Weirchrome were the principal factors offsetting the increase in revenues on secondary products.

                The volume of Sheet Product shipments increased by 129,000 tons, or 12%, in 1992 compared to the prior year primarily on the strength of demand for coated products and, in particular, galvanized sheet products. Shipments of galvanized increased 30% from 1991 levels and, together with a 2% shipping volume increase for other sheet products, including secondaries, contributed $67.6 million in higher revenues. However, selling prices for sheet products that were generally lower than a year ago offset $30.7 million of the volume increase achieved in 1992. In particular, selling prices for cold rolled and galvanized sheet products on average were approximately 6% and 8% lower, respectively, in 1992 than in 1991.

                Cost of sales in 1992 as a percentage of net sales was 93.6% compared to 98.4% for 1991. The improvement over the prior year was attributable primarily to an improvement in certain production yields as operations with the newly refurbished continuous caster and hot strip mill stabilized and outages were reduced. A scheduled eleven-day hot strip mill outage in May 1992 and a one-day outage in August 1992 resulted in the loss of twelve operating days in 1992, compared to outages which totaled fifty-two days in 1991. Operating yields as measured from hot metal production through slab production improved in 1992 compared to performance levels in 1991. The start-up of the Company's rebuilt and enhanced multi-strand caster in the last quarter of 1990 allowed for operations in the Company's blooming mill to be suspended in the first quarter of 1991, making the Company a 100% continuous cast producer.

                Depreciation expense increased $4.3 million to $38.6 million in 1992 from $34.3 million in 1991. This change reflected an increase in the Company's depreciable asset base, although the increase was partially offset by the adoption of an accounting change effective January 1, 1992. The depreciation method of accounting for the Company's steelmaking facilities was changed from the straight-line method to a production-variable method. The new method adjusts straight-line depreciation to reflect actual production levels and resulted in a decrease in depreciation expense of $4.7 million for 1992. The cumulative effect on prior years, which was required to be recognized in the first fiscal quarter affected by the accounting change, reduced the net loss for 1992 by $4.4 million.

                Interest expense increased $8.1 million to $40.9 million in 1992 from $32.8 million in 1991, principally due to lower amounts of capitalized interest. Capitalized interest declined to $6.1 million in 1992 from $12.8 million in 1991 following the substantial completion of the Company's recent capital improvement program. In addition, certain borrowings that were incurred primarily during the second quarter of 1991 under the Company's prior credit facilities and used to finance a portion of the capital improvement program remained outstanding throughout 1992.

                The income tax benefit of $4.4 million recognized in 1992 resulted from a $2.9 million recovery of state income taxes paid in prior years and $1.8 million of net recoverable Federal income tax adjustments. The $4.0 million income tax benefit in 1991 was derived from a recovery of Federal income taxes paid prior to 1991 through utilization of alternative minimum tax net operating loss carrybacks.

LIQUIDITY AND CAPITAL RESOURCES:

                The Company's cash and equivalents of $89.0 million at December 31, 1993 were significantly higher than the $61.2 million on hand at December 31, 1992. This increase was attributable primarily to improved operating results, exclusive of non cash charges, and lower inventories. A lower level of spending on capital items during 1993 compared to 1992, discussed below under "Investment in Facilities," also enhanced the Company's cash position at year end. Net financing activities primarily resulting from the Company's first quarter 1993 refinancing through the public offering of $140 million of its Senior Notes resulted in the net use of cash amounting to $11.6 million. The net proceeds from the Senior Notes offering of approximately $135.6 million together with available cash were applied toward the repayment of the Company's bank borrowings and its 11.45% Senior Notes due 1998 and the repurchase of the 9.00% Senior ESOP Notes due 1999, thereby removing the restrictive financial covenants associated with those financing sources.

                The Company's capitalization as shown below includes three main elements: long-term debt obligations, redeemable stock and stockholders' equity.

                                Dec. 31,  % of     Dec. 31,    % of
(Dollars in                      1993      Total     1992     Total
  millions)
Long-term debt,                 $495.3     93%    $ 491.3       65%
  including current
  portion
Redeemable stock                  36.7      7        34.2        4
Stockholders' equity             ( 1.4)    (-)      231.3       31
                                ________  ______  ________   ______
Total Capitalization            $530.6    100%    $ 756.8      100%

[TEXT]
                The significant reduction in the Company's stockholders' equity during 1993 resulted, in part, from adverse operating results which included a first quarter restructuring charge of $17.3 million along with $18.0 million of ongoing cost increases stemming from accounting changes for retiree healthcare. Greater financing costs to carry the Company's debt burden and a first quarter extraordinary charge also adversely affected stockholders' equity. The major contributor, however, to the reduction in stockholders' equity in 1993 was the recognition of a net charge of $179.8 million in the first quarter representing the cumulative effect of the changes in accounting methods described under "Results of Operations."

        In order to reduce its financial leverage and improve its flexibility, the Company is considering various financing strategies. These strategies include, but are not limited to, a public offering of its common stock, and reductions in its long-term obligations. However, the Company does not currently have sufficient unissued or unreserved shares to permit a substantial underwritten public offering of its common stock, and increases in the Company's authorized capital are subject to approval by the Company's stockholders. During the fourth quarter of 1993, the Company cancelled a Special Meeting of Stockholders that had been called to approve additional authorized capital. Management continues to believe that a public offering of common stock by the Company remains a necessary element in the strategy to improve the Company's capitalization. However, no assurance can be given that future issuances of the Company's equity securities can be completed on favorable terms or in a sufficient amount to provide the adequate capital necessary to operate successfully under recessionary economic conditions.

                In connection with the $140 million Senior Note offering, the Company applied a portion of the offering proceeds toward the repayment of all its bank borrowings, which included term loans and a revolving credit facility and letter of credit subfacility. To provide a replacement facility for future working capital needs and letters of credit, in August 1993, the Company initiated, through a new subsidiary, Weirton Receivables, Inc., a receivables participation agreement with a group of five banks. The facility provides for a total commitment by the banks of up to $85 million, including a letter of credit subfacility of up to $25 million. As of December 31, 1993, while no funded participation interests had been sold under the facility, $3.1 million in letters of credit under the subfacility were in place at such date. Based upon the Company's available cash on hand and its anticipated cash requirements, it does not expect the subsidiary to sell participation interests to the banks in the near term. At December
31, 1993, after reduction for amounts in place under the letter of credit subfacility, the base amount available for cash sales was approximately $64.6 million. During the period that began with the facility's implementation through December 31, 1993, the base amount available for cash sales ranged from $64.3 million to $81.8 million.

                On a more long-term basis, the Company expects liquidity to improve as a direct result of its recent capital improvement program summarized under "Investment in Facilities" and a program implemented in 1992 discussed under "Business Strategy."


INVESTMENT IN FACILITIES:


                In order to modernize operations, the Company embarked in 1988 on an extensive capital improvement program, spending in excess of $550 million, primarily to upgrade its steelmaking and hot rolling facilities.  This program, substantially completed in
1992, included, among other things, enhancing the Company's
capacity to make clean steel, rebuilding its multi-strand
continuous caster and upgrading its hot strip rolling mill to be one of the most modern hot mills in the world.  These improvements have enabled the Company to continuously cast 100% of its steel requirements versus 62% in prior years and an average of
approximately 85% for the industry as a whole and have increased the Company's yield from raw steel to finished production.  The
Company anticipates achieving an overall yield of approximately 80%
compared to 74% historically.   The Company believes this measure
of productivity, which is based on achieving the design efficiencies of the various capital improvement projects, will compare favorably with its competitors, considering the larger proportion of highly processed products comprising the Company's product lines. As a result of its modernization efforts, the Company has improved its product quality and mix, has enhanced its ability to broaden its customer base, and has reduced its average cost per ton of steel shipped.

                Following the completion of the capital improvement program, capital spending was reduced to $14.4 million in 1993.
The Company anticipates its spending for capital improvements in 1994 will approximate $35 million, primarily directed toward finishing operations. At present, cash provided from operating activities, together with cash on hand, is expected to be sufficient to fund this capital budget and meet any near term working capital requirements. To the extent that near term operating activities do not generate an adequate amount of cash, the Company expects that any cash shortfall would be financed from its receivables participation agreement, or otherwise, as part of the alternative financial strategies discussed under "Liquidity and Capital Resources."



BUSINESS STRATEGY:


                Since 1992, the Company has been implementing a program entitled "Assuring Weirton's Future," which embodies the Company's current business strategy. The major elements of this broad program include: (i) achieving comprehensive, facility-wide and unit-based productivity improvements derived from leading edge technology; (ii) increasing revenues and margins by emphasizing current and new marketing directions, especially for higher value-added products; and (iii) attaining significant reductions in conversion costs, primarily through manpower reductions, but also in the production process. An enhanced early retirement program is one element of the cost reduction phase of this comprehensive program.


Productivity Improvements

                The Company expects to continue to obtain significant operating efficiencies from its capital program. Assuming that performance according to design specifications is achieved in sustained operations, the Company expects to improve its overall yields from raw steel to finished production to approximately the 80% level. The Company's goal is to obtain additional yield improvements from its downstream finishing operations, with particular emphasis on its tin mill. This includes lowering the reject and rework rate on products by identifying and curing the major causes of rejects and, among other things, by reducing coating metal consumption rates. The Company has also introduced a computer-controlled integrated management information system, which it contemplates ultimately will be utilized for integrated production scheduling throughout the mill.

Product Expansion

                The Company's long term strategy attempts to emphasize and capitalize on the production and shipment of higher value added products, including expanding and developing markets for those products. The Company's strategy includes marketing initiatives designed to benefit from the production advantages brought about by its capital program. Thus, the Company is now able to supply customers with larger, heavier coils to promote their manufacturing efficiencies and to meet exacting tolerances for gauge and other crucial specifications. The Company also aims to increase customer satisfaction by improving on-time delivery throughout the Company's product lines, with the object of achieving performance superior to that of its competitors. The Company seeks to utilize its research and development expertise to improve Weirton's product lines and expand their markets, including usage of its TMP light gauge products in the technology of thin-walled food and beverage containers and alternative uses for its coated sheet products.


Cost Reductions

                The Company is seeking additional savings primarily from lower energy costs, spending levels and supply costs, including more efficient repair and maintenance procedures, combined with improved yields and productivity. Specific efforts have been initiated to evaluate alternative energy supplies, improve individual unit yields and reduce spending on consumables. Based on more efficient production techniques and improved performance from operating units, the Company also believes that there are substantial opportunities to reduce finished goods inventories.
The Company's goal is to achieve the balance of cost reductions from manpower reductions amounting to approximately 25% of its 1992 workforce by 1996. The reductions are expected to be achieved principally by retirement programs accompanied by job combinations and eliminations, which matters have been addressed in collectively bargained labor contracts covering the Company's represented workforce.


Business Outlook

                The Company anticipates market conditions for its products to remain relatively strong into 1994 and expects a continued improvement in its operating results. In January 1994, the Independent Steelworkers Union and the Company reached a tentative agreement on a three-year labor pact. Although subject to Union ratification, completion of the labor agreement should allow the Company to focus on achieving the cost reductions and productivity gains expected from the "Assuring Weirton's Future" program.



WEIRTON STEEL CORPORATION
STATEMENTS OF INCOME
(In thousands, except per share data)
                             1993       1992          1991
                            -------  --------       --------
                      (Consolidated)
NET SALES                 $1,201,093    $1,078,691  $1,036,335
OPERATING COSTS:
  Cost of Sales            1,105,558     1,010,022   1,019,280
  Selling, General, and
  Administrative expense      32,458        30,470      29,148
  Depreciation                49,113        38,617      34,335
  Restructuring Charge        17,340          -           -
                           ---------     ---------   ---------
   Total Operating Costs  $1,204,469    $1,079,109  $1,082,763
                           ---------     ---------   ---------
LOSS FROM OPERATIONS          (3,376)         (418)    (46,428)

OTHER INCOME (EXPENSE):
  Interest Expense           (52,802)      (40,921)    (32,833)
  Interest Income              2,626         3,073       3,156
                           ---------     ---------   ---------
   Net Other Expense         (50,176)      (37,848)    (29,677)
LOSS BEFORE ESOP           ---------     ---------   ---------
    CONTRIBUTION             (53,552)      (38,266)    (76,105)
ESOP Contribution              2,610         2,610       2,610
                           ---------     ---------   ---------
LOSS BEFORE INCOME TAXES     (56,162)      (40,876)    (78,715)
  Income Tax Benefit         (13,272)       (4,763)     (4,000)
                           ---------     ---------   ---------
LOSS BEF. EXTRAORDINARY
  ITEM                       (42,890)      (36,113)    (74,715)
Loss on early
  extinguishment of
  debt                         6,549          -           -
LOSS BEFORE CUMULATIVE     ---------     ---------   ---------
  EFFECT OF ACCOUNTING
  CHANGES                    (49,439)      (36,113)    (74,715)
Cumulative effect on
 prior yrs of accounting
  changes                   (179,803)        4,356        -
                           ---------     ---------   ---------
NET LOSS                 $  (229,242)   $  (31,757)  $ (74,715)
Less:  Preferred stock
  dividend requirement         3,125         3,125        -
NET LOSS APPLICABLE TO     ---------     ---------   ---------
COMMON SHARES            $  (232,367)   $  (34,882)  $ (74,715)
                           =========     =========   =========


PER SHARE DATA:
Weighted average number
  common shares               26,473         24,914     21,406
Loss per common share
  before extraordinary         (1.74)         (1.57)     (3.49)
   item
  Extraordinary Item           (0.25)            -          -
Loss per common share
 before cumulative
 effect on prior               (1.99)          (1.57)     (3.49)
 yrs of acctg changes
Cumulative effect of
  accounting changes           (6.79)           0.17        -
                           ---------      ---------    ---------
NET LOSS /COMMON SHARE       $ (8.78)       $  (1.40)    $ (3.49)
                            ========        ========     =======
PRO FORMA PER SHARE DATA
Net loss applicable to
  common shares assuming
  accounting change is
  applied retroactively                   $(39,238)     $(68,231)
Net loss per common                       $  (1.57)     $  (3.19)
  share

The accompanying notes are an integral part of these statements.

WEIRTON STEEL CORPORATION
BALANCE SHEETS
(In thousands of dollars, except share data)
                                  December 31,     December 31,
                                      1993              1992
                                   -----------      -----------
                                   (Consolidated)
ASSETS:
CURRENT ASSETS:
CASH AND EQUIVALENTS, includes     $   89,002       $   61,195
  restricted cash of $602 and
  $491, respectively
NOTES AND ACCOUNTS RECEIVABLE,        129,004          123,894
  less allowances of $5,719 and
  $5,545, respectively
INVENTORIES                           242,659          244,566
DEFERRED INCOME TAXES                  25,732             -
OTHER CURRENT ASSETS                    3,857            8,182
                                    ----------      ----------
  TOTAL CURRENT ASSETS                490,254          437,837
PROPERTY, PLANT AND EQUIPMENT,        523,728          559,074
  net
INTANGIBLE ASSETS                      91,289             -
DEFERRED INCOME TAXES                 117,273             -
OTHER ASSETS AND DEFERRED CHARGES      18,170            8,535
                                    ----------      ----------
TOTAL ASSETS                       $1,240,714       $1,005,446
                                    ==========       =========

LIABILITIES:
CURRENT LIABILITIES:
  Current maturities of debt             -              11,964
  obligations
PAYABLES                              109,937           88,139
Employment costs                       66,519           41,102
Pension liability                      20,394           28,698
Taxes other than income                17,433           17,784
Income Taxes                             -               3,068
Other                                  13,755            9,379
                                    ----------      ----------
  Total Current Liabilities           228,038          200,134
LONG-TERM DEBT OBLIGATIONS            495,252          491,277
LONG-TERM PENSION OBLIGATION          142,894           32,231
POSTRETIREMENT BENEFITS OTHER         308,985             -
  THAN PENSIONS
OTHER LONG-TERM LIABILITIES            30,188           16,334
                                    ----------      ----------
    TOTAL LIABILITIES               1,205,357          739,976
                                    ----------      ----------
REDEEMABLE STOCK:
PREFERRED STOCK, 7,500,000 shares
  authorized:
PREFERRED STOCK, Series A, $0.10
  par value; 1,800,000 shares
  authorized; 1,797,231
  and 1,798,503 shares issued;
  1,779,468 and 1,794,104 subject
  to put                               26,084           26,090
Less-Preferred Treasury Stock A,
  at cost, 17,763 and 4,399 shares       (130)             (25)
DEFERRED ESOP COMPENSATION            (13,812)         (16,422)
PREFERRED STOCK, Series B, $0.10
  par value; 675,000 shares
  authorized, 500,000 shares           24,579           24,559
  issued                            ----------      ----------
    TOTAL REDEEMABLE STOCK             36,721           34,202
                                    ----------      ----------
STOCKHOLDERS' EQUITY:
PREFERRED STOCK, Series A, $0.10
  par value; 2,769 and 1,497
  shares issued,not subject to put        16                10
COMMON STOCK, $0.01 PAR VALUE;
  30,000,000 shares authorized;
  26,719,752 and 26,419,705 shares
  issued                                 267               264
ADDITIONAL PAID-IN CAPITAL           335,776           334,834
COMMON SHARES ISSUABLE,
  397,049and 365,421                   1,327             1,153
RETAINED EARNINGS                   (336,535)         (104,168)
Less-
  Common Treasury Stock, at cost,
  381,405 and 208,353 shares          (2,215)             (825)
                                    ----------       ----------
    TOTAL STOCKHOLDERS' EQUITY        (1,364)          231,268
                                    ----------      ----------
TOTAL LIABILITIES,REDEEMABLE STOCK
  AND STOCKHOLDERS' EQUITY         $1,240,714       $1,005,446
                                   ===========      ==========

The accompanying notes are an integral part of these statements.


WEIRTON STEEL CORPORATION
STATEMENTS OF CASH FLOWS
(In thousands of dollars)
                                Year Ended December 31,
                                1993            1992         1991
                                 ----           ----         ----
                             (Consolidated)
CASH FLOW FROM OPERATING ACTIVITIES:
NET LOSS                          $(229,242)$(31,757) $(74,715)
Adjustments to reconcile net loss
  to net cash provided by
  operating activities:
  Provision for contribution to
  ESOP and repayment of note          2,610     2,610     2,610
  Depreciation                       49,113    38,617    34,335
  Amortization of Debt Discount         125       113       101
  Amortization of Deferred
  Compensation                         -           50       410
  Amortization of other non-
  current assets                      1,840     1,056      1,513
  Deferred income taxes             (13,272)     -         -
  Restructuring charge               17,340      -         -
  Cumulative effect of
     accounting changes             179,803    (4,356)     -
  Loss from early extinguishment
     of debt                          6,549      -         -
Cash provided (used) by
  working capital items:
    Receivables                      (5,110)      769     (7,466)
    Inventories                       1,907    11,940     47,152
    Other current assets              4,325     6,219     (5,714)
    Payables                         24,986    (9,248)   (17,582)
    Other current liabilities        18,070   (10,907)    10,187
  Long-term pension obligation       19,374     6,272      8,017
  Other                              (8,963)    1,944      4,268
                                   --------   --------   --------
NET CASH PROVIDED (USED) BY
  OPERATING ACTIVITIES               69,455    13,322      3,116
CASH FLOW FROM INVESTING
   ACTIVITIES:
  EXPENDITURES FOR PROPERTY,        (13,324)  (44,610)  (113,881)
    PLANT AND EQUIPMENT            --------   --------   --------
NET CASH USED BY INVESTING          (13,324)  (44,610)  (113,881)
  ACTIVITIES
CASH FLOW FROM FINANCING
   ACTIVITIES:
REPAYMENTS OF DEBT OBLIGATIONS     (148,114)   (2,171)    (2,715)
PROCEEDS FROM ISSUANCE OF DEBT      140,000      -       109,000
  OBLIGATIONS
DEBT ISSUANCE FEES                  (13,520)     -          -
ISSUANCE OF COMMON STOCK               -        8,250     15,000
ISSUANCE OF PREFERRED STOCK            -         -        25,000
DIVIDENDS PAID                       (3,125)   (3,125)      -
COMMON SHARES ISSUABLE                1,119     1,074      1,132
PURCHASE OF COMMON
  TREASURY STOCK                     (1,455)     (568)      (255)
OTHER, PRINCIPALLY NET BOOK
  OVERDRAFTS                         (3,229)    4,860     (8,406)
                                   --------   --------   --------
NET CASH PROVIDED (USED)
  BY FINANCING ACTIVITIES           (28,324)    8,320    138,756
NET CHANGE IN CASH AND             --------   --------   --------
  EQUIVALENTS                        27,807   (22,968)    27,991
CASH AND EQUIVALENTS AT              61,195    84,163     56,172
  BEGINNING OF PERIOD              --------   --------   --------
CASH AND EQUIVALENTS AT            $ 89,002   $61,195    $84,163
  END OF PERIOD                    ========   ========   ========

SUPPLEMENTAL CASH FLOW
   INFORMATION:
INTEREST PAID, NET OF              $ 47,311   $40,937    $31,068
  INTEREST CAPITALIZED
INCOME TAX REFUNDS                    1,779    11,009       -
  (REFUNDED)

The accompanying notes are an integral part of these statements.


WEIRTON STEEL CORPORATION
STATEMENT OF STOCKHOLDERS' EQUITY
(Dollars in thousands, except share data)
                                            COMMON STOCK        ADDITIONAL
                                           SHARES     AMOUNT    PAID IN CAPITAL
                                           ------     -------   ---------------
- --------------------------------------------------------------------------------
Stockholders' Equity at December 31, 1990  19,949,118   $199      $308,958
  Net loss                                     -          -           -
  Issuance of common stock                  3,870,968     39        14,961
  Purchase of treasury stock                   -          -           -
  Conversion of preferred stock                -          -           -
  Reclassification of preferred Series A       -          -           -
    not subject to put
  Employee stock purchase plan:
    Shares issued                             271,641      3         1,635
    Shares issuable                            -          -           -
  Dividends payable ($1.56 per                 -          -           -
    preferred share, Series B)
  Amortization of deferred compensation        -          -           -
- --------------------------------------------------------------------------------
Stockholders' Equity at December 31, 1991  24,091,727    241       325,554
  Net loss                                     -          -           -
  Issuance of common stock                  2,000,000     20         8,230
  Purchase of treasury stock                   -          -           -
  Conversion of preferred stock                -          -           -
  Reclassification of preferred Series A       -          -           -
    not subject to put
  Employee stock purchase plan:
    Shares issued                             327,978      3         1,050
    Shares issuable                            -          -           -
  Dividends payable ($6.25 per                 -          -           -
    preferred share, Series B)
  Amortization of deferred compensation        -          -           -
- --------------------------------------------------------------------------------
Stockholders' Equity at December 31, 1992  26,419,705    264       334,834
  Net loss                                     -          -           -
  Purchase of treasury stock                   -          -           -
  Conversion of preferred stock                -          -           -
  Reclassification of preferred Series A       -          -           -
    not subject to put
  Employee stock purchase plan:
    Shares issued                             300,047      3           942
    Shares issuable                            -          -           -
  Dividends payable ($6.25 per                 -          -           -
    preferred share, Series B)
- --------------------------------------------------------------------------------
Stockholders' Equity at December 31, 1993  26,719,752   $267      $335,776
==============================================================================

The accompanying notes are an integral part of these statements.



WEIRTON STEEL CORPORATION
STATEMENT OF STOCKHOLDERS' EQUITY CONTINUED
(Dollars in thousands, except share data)
Common Shares    Retained    Common         Deferred     Preferred      Stock---
Issuable         Earnings  Treasury Stock   Compens-    Series A not    holdrs
Shares  Amount                               ation      subject to put  Equity
- ------- ------- ---------- Shares  Amount               Shares  Amount
                           ------ -------               ------ -------  --------
- -------------------------------------------------------------------------------
 271,641 $1,638    $6,210     369   $(4)      $(460)       -      -    316,541
   -      -       (74,715)   -        -         -          -      -    (74,715)
   -      -          -       -        -         -          -      -     15,000
   -      -          -     78,363  (256)        -          -      -       (256)
   -      -          -       (174)    1         -          -      -          1
   -      -          -       -        -         -         625   $6           6

(271641) (1,638)     -       -        -         -          -      -           -
 352,542  1,132      -       -        -         -          -      -      1,132
   -      -          (781)   -        -         -          -      -       (781)
   -      -          -       -        -         410        -      -        410
- -------------------------------------------------------------------------------
 352,542  1,132   (69,286) 78,558   (259)       (50)      625    6     257,338
   -      -       (31,757)   -        -         -          -      -    (31,757)
   -      -          -       -        -         -          -      -      8,250
   -      -          -    130,056   (568)       -          -      -       (568)
   -      -          -       (261)     2        -          -      -          2
   -      -          -       -        -         -         872    4           4

(327978) (1,053)     -       -        -         -          -      -           -
 340,857  1,074      -       -        -         -          -      -      1,074
   -      -        (3,125)   -        -         -          -      -     (3,125)
   -      -          -       -        -          50        -      -         50
- --------------------------------------------------------------------------------
 365,421  1,153  (104,168) 208,353   (825)      -       1,497   10     231,268
   -      -      (229,242)   -        -         -          -      -   (229,242)
   -      -          -     181,200  (1,455)     -          -      -     (1,455)
   -      -          -      (8,148)     65      -          -      -         65
   -      -          -       -        -         -       1,272    6           6

(300,047)  (945)     -       -        -         -          -      -           -
 331,675  1,119      -       -        -         -          -      -      1,119
   -      -        (3,125)   -        -         -          -      -     (3,125)
- --------------------------------------------------------------------------------
 397,049 $1,327  (336,535)  381,405 (2,215)     -       2,769   $16    $(1,364)
================================================================================




[TEXT]
NOTES TO FINANCIAL STATEMENTS
(In thousands of dollars, except share amounts, or in millions of dollars where indicated)

Note 1
BASIS OF PRESENTATION

        For the periods ended and as of December 31, 1993, the financial statements herein include the accounts of Weirton Steel Corporation and its wholly-owned subsidiary, Weirton Receivables, Inc. Prior to August 26, 1993, the financial statements include only the accounts of Weirton Steel Corporation. Weirton Steel Corporation and/or Weirton Steel Corporation together with its subsidiary are hereafter referred to as the "Company."

        Certain portions of the prior periods' financial statements have been reclassified where necessary to conform to the presentation used in the current period.


Note 2
ORGANIZATION AND BACKGROUND


        The Company and its predecessor companies have been in the business of making and the finishing of steel products for more than eighty years. From November 1929 to January 1984, the Company's business had been operated as a division of National Steel Corporation ("NSC"). Incorporated in Delaware in November 1982, the Company acquired the principal assets of NSC's former Weirton Steel Division in January 1984. In connection with the asset purchase, NSC retained liability for claims and litigation arising out of the operation of its former Weirton Steel Division based on occurrences prior to May 1, 1983, principally related to pension benefits for active employees based upon service prior to the sale and pension benefits, life insurance and health care for retired employees.

        From January 1984 until June 1989, the Company was owned in its entirety by its employees through an Employee Stock Ownership Plan (the "1984 ESOP"). In June 1989, the 1984 ESOP completed a public offering of 4.5 million shares of common stock of the Company, which security is now listed and traded on the New York Stock Exchange.

        In connection with the public offering of common stock, in June 1989, the Company also sold 1.8 million shares of Convertible Voting Preferred Stock, Series A (the "Series A Preferred") to a new Employee Stock Ownership Plan (the "1989 ESOP"). Each share of Series A Preferred is convertible at any time into one share of common stock, subject to adjustment, and is entitled to ten times the number of votes of the common stock into which it is convertible.

        In October 1991, in connection with an iron ore pellet supply agreement, the Company issued .5 million shares of Redeemable
Preferred Stock, Series B (the "Series B Preferred") to
Cleveland-Cliffs Inc for a purchase price equal to the aggregate
redemption amount of $25 million.   Holders of the Series B
Preferred do not generally vote on stockholder matters.

        In September 1991, the Company issued to its defined benefit pension plan (the "Pension Plan") 3,870,968 shares of its common stock (the "1991 Pension Plan Shares") having an aggregate fair value of $15.0 million. In September 1992, the Company issued 2.0 million shares of its common stock (the "1992 Pension Plan Shares") having an aggregate fair value of $8.25 million to the Pension Plan in a substantially similar transaction.


        Substantially all of the Company's employees participate in the two ESOPs which, after giving effect to the above-mentioned transactions, own approximately 52% of the combined issued and outstanding common and preferred shares of the Company at December 31, 1993. This, in turn, accounts for approximately 75% of the voting power of the Company's voting stock.



Note 3
SIGNIFICANT ACCOUNTING POLICIES

Cash

        The liability representing outstanding checks written on a zero-balance general disbursement bank account that is funded as the checks clear the bank are included in accounts payable for financial statement presentation. Such amounts were $5,092, $8,281 and $3,410 at December 31, 1993, 1992 and 1991, respectively.


Cash Equivalents

        Cash equivalents, which consist primarily of certificates of deposit, commercial paper and time deposits, are stated at cost, which approximates fair value. For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of 90 days or less to be cash equivalents.


Inventories

        Inventories are stated at the lower of first-in, first-out
(FIFO) cost or market. Inventory costs include materials, labor and manufacturing overhead.


Property, Plant and Equipment

        Property, plant and equipment is valued at cost. Major additions are capitalized, while the cost of maintenance and repairs which did not improve or extend the lives of the respective assets is charged to expense in the year incurred. Interest costs applicable to facilities under construction are capitalized. Gains or losses on property dispositions are credited or charged to income.

        The Company changed its method of accounting for depreciation of its steelmaking facilities effective January 1, 1992, from the straight-line method to a production-variable method which adjusts straight-line depreciation to reflect actual production levels.
The Company believes the production-variable method of depreciation is preferable to the method previously used because it recognizes that depreciation of steelmaking facilities is related substantially to both physical wear and the passage of time. Moreover, this method of depreciating steelmaking facilities is an accepted industry practice which, accordingly, allows for a meaningful comparison of the Company's operations to that of its competitors. The cost of relining blast furnaces is amortized over the estimated life of the lining based upon production.

Postretirement Benefits Other Than Pensions

        Effective January 1, 1993, the Company changed its method of accounting for the costs of postretirement benefits other than pensions from the cash method to an accrual method pursuant to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

Postemployment Benefits

        Effective January 1, 1993, the Company adopted the provisions of SFAS No. 112, "Employers' Accounting for Postemployment
Benefits." Under the Company's previous method of accounting, certain employee benefits covered by this new standard were accounted for on the cash method, while certain other benefits were accounted for on an accrual method. Effective with the adoption of the new standard, the value of all such benefits is actuarially determined and recognized on an accrual method.

ESOP Accounting

        The Company recognizes ESOP expense based upon required contributions to the plan. The resulting compensation expense approximates the cost of shares allocated for the period. Shares allocable to participants for a given year are determined based on the ratio of the current year's debt service payment to total estimated debt service. Shares to be allocated to individual participants are based on the participants' relative compensation.





Research and Development

        Research and development costs related to improvement of existing products, development of new products and the development of more efficient operating techniques are charged to expense as incurred and totaled $5,430, $4,686 and $5,305 in 1993, 1992 and
1991, respectively.




Income Taxes

        Effective January 1, 1993, the Company changed its method of accounting for income taxes for financial reporting by adopting the provisions of SFAS No. 109, "Accounting for Income Taxes." The Company had previously accounted for income taxes pursuant to the provisions of Accounting Principles Board Opinion ("APBO") No. 11, "Accounting for Income Taxes." Under the new method, deferred income tax assets and liabilities are recognized to reflect the future income tax consequences of carryforwards and differences between the tax bases and financial accounting bases of assets and liabilities.




Note 4
INVENTORIES

        Inventories consisted of the following at December 31, 1993 and 1992:

                                      December 31,
                                  1993           1992
Raw materials                   $74,766          $78,017
Work-in-process                  74,109           74,950
Finished goods                   93,784           91,599
                                242,659          244,566
                                =======          =======



[TEXT]
Note 5
PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment consisted of the following at December 31, 1993 and 1992:

                                            December 31,
                                     1993              1992
Land                                $    810            $    810
Buildings                              7,918               7,918
Machinery,equipment and other        685,863             649,679
Construction-in-progress              62,391              84,982
                                     756,983             743,389
Less: Allowances for
  depreciation                      (233,254)           (184,315)
                                      -------            -------
                                    $523,728            $559,074
                                     =======             =======

[TEXT]
        Capitalized interest costs applicable to facilities under construction for the years ended December 31, 1993, 1992 and 1991 amounted to $0.8 million, $6.1 million and $12.8 million, respectively.

        The change in accounting method for depreciation of steelmaking facilities resulted in a decrease in depreciation expense of $4.7 million in 1992, with a cumulative effect on the years prior to the change which decreased the net loss in 1992 by $4.4 million.


Note 6
FINANCING ARRANGEMENTS


Debt Obligations

                                                 December 31,
                                            1993             1992
Revolving Credit due 6/30/93               $   -          $ 59,000
Term Loans due 6/30/93                         -            50,000
11-1/2% Senior Notes due 3/1/98             140,000           -
11.45% Senior Notes due 10/15/98               -            25,000
9.00% Senior ESOP Notes                        -            14,114
    due 6/30/99
10-7/8% Senior Notes due 10/15/99           300,000        300,000
8-5/8% Pollution Control Bonds               56,300         56,300
    due 11/1/2014                           -------        -------
                                            496,300        504,414
Less:  Unamortized debt discount              1,048          1,173
                                            -------        -------
Less:  Current maturities                      -            11,964
    of debt obligations                     -------        -------
Long-term debt obligations                 $495,252       $491,277
                                            =======        =======

[TEXT]
        On October 17, 1989, the Company completed a public offering of its senior notes in the principal amount of $300 million. These unsecured senior notes bear interest at 10-7/8%, mature October 15, 1999, are senior to all the Company's subordinated obligations and equal to the Company's other senior indebtedness. The indenture governing these senior notes provides for an option, in the event certain "qualifying downgrades" occur in the rating of the senior notes following the occurrence of certain designated events related to changes in control of the Company, whereby noteholders will have the option to cause the Company to repurchase the senior notes at 100% of principal plus accrued interest.

        On November 1, 1989, the Company refinanced two previous pollution control bond issues having an aggregate principal amount of $56.3 million. The 1989 pollution control bonds bear interest at 8-5/8%, mature November 1, 2014, and are subject to an option similar to that governing the 10-7/8% senior notes.


        On March 4, 1993, the Company completed a public offering of $140 million of its senior notes. These unsecured senior notes bear interest at 11-1/2% per annum, mature March 1, 1998, are senior to all subordinated obligations of the Company and equal to the Company's other senior indebtedness. The senior notes are not redeemable prior to maturity, except that prior to March 1, 1995, the Company has the option to redeem up to $50 million in principal amount at a redemption price of 109.2% with the proceeds from the issuances of certain capital stock. The indenture governing the senior notes does not contain restrictive financial maintenance covenants, but does contain other covenants similar to those normally associated with this type of financing that limit, among other things, the incurrence of additional indebtedness, the declaration and payment of dividends and distributions on the Company's capital stock, as well as mergers, consolidations, liens, and sales of certain assets. Under covenants affecting the Company's ability to pay dividends on its common stock, the Company is limited as to the payment of aggregate dividends after March 31, 1993, to the greater of (i) $5.0 million or (ii) $5.0 million plus one-half of the Company's cumulative consolidated net income since March 31, 1993, plus the net proceeds from future issuances of certain capital stock less certain allowable payments. As of December 31, 1993, pursuant to this covenant, the Company's ability to pay dividends on its common stock was limited to $5.0 million. Upon the occurrence of a change in control, as defined under the indenture, holders of the senior notes will have the option to cause the Company to repurchase their senior notes at 101% of the principal amount, plus accrued interest to the date of repurchase.

        The net proceeds of approximately $135.6 million resulting from the senior notes offering, together with available cash, were applied toward the repayment of borrowings under the Company's former credit agreement, term loans, and 11.45% Senior Notes due 1998 and the repurchase of the 9.00% Senior ESOP Notes due 1999, thereby relieving the Company from certain restrictive financial covenants associated with those financing sources.

        The Company incurred certain costs in the first quarter of 1993 in connection with the prepayment of the bank and institutional debt which approximated $6.5 million on an after-tax basis. This amount is recognized as an extraordinary item in the Company's Consolidated Statement of Income.

        As a result of this refinancing, the Company does not have any scheduled principal payments until 1998 when the $140 million principal amount of the 11-1/2% senior notes becomes due.



Credit Facilities

        The Company entered into an agreement dated as of June 1, 1990, with six banks (the "Credit Agreement") that provided a $100 million unsecured revolving credit facility. The agreement included a $20 million letter of credit subfacility. Interest options included prime rate, Eurodollar, CD or money market loan rates.

        On September 27, 1990, and November 20, 1990, the Company entered into agreements for term loans (the" Term Loans") with two banks. Each agreement had provided the Company with $25 million on an unsecured, floating rate term basis.

        The Credit Agreement and Term Loans contained certain similar restrictive financial covenants. At December 31, 1992, $109 million was borrowed and $18.6 million in letters of credit were in place under these facilities. Effective December 29, 1992, the Company and its bank lenders agreed to amend the credit facilities in a number of respects. In connection with the amendments, the Company's borrowing capacity under the revolving bank credit facility was limited to amounts already outstanding; the bank term loans were shortened in maturity from September 30, 1993 to June
30, 1993; outstanding loans that bore interest on a LIBOR basis were shifted to a "prime plus" basis; and the effective interest rates on such loans generally were increased. The Company also agreed to apply the proceeds from its offering of senior notes, described above, toward payment of all bank debt. Substantially similar amendments were made to financial covenants under the Company's remaining institutional debt represented by its 11.45% Senior Notes due 1998 and 9.00% Senior ESOP Notes due 1999.


RECEIVABLES PARTICIPATION AGREEMENT

        On August 26, 1993, the Company initiated, through a new subsidiary, a receivables participation agreement with a group of five banks. The facility provides for a total commitment by the banks of up to $85 million, including a letter of credit subfacility of up to $25 million. To implement the facility, the Company sold substantially all of its accounts receivable, and will sell additional receivables as they are generated, to its wholly-owned subsidiary known as "Weirton Receivables, Inc." The subsidiary is expected to finance its ongoing receivables purchases from a combination of cash collections on receivables already in the pool, short term intercompany obligations, issuances of redeemable stock, and cash proceeds derived from selling interests in the receivables to the participating banks from time to time.
As of December 31, 1993, while no funded participation interests had been sold under the facility, $3.1 million in letters of credit under the subfacility were in place at such date. The amount of participation interests committed to be purchased by the banks will fluctuate depending upon the amounts and nature of future receivables generated by the Company which are sold into the program and certain financial tests applicable to them. With respect to the receivables comprising the pool at December 31, 1993, and the financial tests applicable to such, and after reduction for amounts in place under the letter of credit subfacility, the base amount available for cash sales was approximately $64.6 million. During the period beginning August 26, 1993 through December 31, 1993, the base amount available for cash sales ranged from $64.3 million to $81.8 million.

        Funded purchases of participation interests by the banks under the facility are generally available on a revolving basis for three years, subject to extension as agreed to by the banks. Weirton
Steel Corporation will continue to act as servicer of the assets sold into the program and will continue to make billings and collections in the ordinary course of business according to its established credit practices. Except for warranties given by Weirton Steel Corporation concerning the eligibility of receivables sold to Weirton Receivables, Inc. under the program, the transactions under the facility are generally nonrecourse. Weirton Receivables, Inc.'s commitments to the banks, which do not include warranties as to collectibility of the receivables, but do include those typical of sellers of similar property, are secured by its interest in the receivables and related security. Weirton Receivables, Inc. is subject to certain restrictions regarding its indebtedness, liens, asset sales not contemplated by the facility, guarantees, investments, other transactions with its affiliates, including Weirton Steel Corporation, and the maintenance of a minimum net worth of not less than the greater of $5.0 million or 10% of the outstanding receivables. At December 31, 1993, Weirton Receivables, Inc. had a net worth of $116.5 million and outstanding receivables of $112.3 million. The banks and other creditors of Weirton Receivables, Inc. have priority claim on all assets of Weirton Receivables, Inc. prior to those assets becoming available to any of Weirton Steel Corporation's creditors.


Leases

        The Company also uses certain lease arrangements to supplement its financing activities.


        Rental expense under operating leases was $7,346, $6,419 and $6,486 for the years 1993, 1992 and 1991, respectively. The minimum future lease payments under noncancelable operating leases are $6,427, $2,893, $1,932, $1,660 and $1,092 for 1994 through 1998 and $82 after 1998.



Note 7
EMPLOYEE RETIREMENT BENEFITS


Pensions

        The Company's Pension Plan covers substantially all of its employees. The Pension Plan provides benefits that are based generally upon years of service and compensation during the final years of employment.

        The Company's funding policy is influenced by its general cash requirements but, at a minimum, complies with the funding requirements of Federal laws and regulations. During the calendar years of 1993, 1992 and 1991, the Company contributed $25,648, $28,790 and $26,488, respectively, to the Pension Plan. In 1992 and 1991, a portion of the Company's contributions was made in the form of the Company's common stock.

        In September 1992, the Company issued to the Pension Plan the 1992 Pension Plan Shares having an aggregate fair value of $8.25 million. Under the governing agreement with the independent fiduciary of the Pension Plan, the Pension Plan obtained the right, which was not transferable with the stock, to require the Company to reimburse the Pension Plan for certain realized losses it may incur upon disposition of the shares below their issuance value of $4.125 per share. Under the terms of the agreement, the Pension Plan's right to reimbursement following disposition of the shares arose only in the event the trading price of the common stock fell below 80% of the per share issuance value and expired after the trading price equalled or exceeded $8.00 per share for 60 consecutive trading days. In September 1991, the Company issued the 1991 Pension Plan Shares having an aggregate fair value of $15 million in a substantially similar transaction at an issuance value of $3.875 per share. The Company's reimbursement obligations with respect to the 1991 and 1992 Pension Plan Shares were secured by letters of credit totalling $15.5 million. During the second and third quarters of 1993, the trading price of the Company's common stock equalled or exceeded $8.00 per share for 60 consecutive trading days. As a result, the fiduciary's right to require the Company to reimburse the Pension Plan expired.

        The Pension Plan's assets are held in trust, the investments of which consist primarily of common stocks, including the above-mentioned 5.9 million common shares of the Company with market values of $37.4 million and $22.0 million at December 31, 1993 and 1992, respectively, fixed income securities, and short term investments.


        Following are the components of the Company's net pension cost recognized in 1993, 1992 and 1991:

                                  Year Ended December 31,

                                   1993       1992         1991
Service cost                    $10,192      $11,645       $13,592
Interest cost on projected
  benefit obligation             41,714       34,135        32,107
Actual return on plan assets    (30,300)     (11,036)      (50,698)
Net amortization and deferral    15,112      ( 8,592)       39,846
                                $36,718      $26,152       $34,847
                                 ======       ======        ======

[TEXT]

        The following table reconciles the funded status of the Company's plan to the accrued pension obligation recognized in the balance sheets at December 31, 1993 and 1992:

                                           1993         1992
Actuarial present value of accumulated
  benefit obligation:
    Vested                               $461,449    $273,494
    Nonvested                              40,324      49,798
                                          501,773     323,292
Effect of projected compen-
  sation increases                         81,516     113,645
Actuarial present value of projected
  benefit obligation                      583,289     436,937
Plan assets at fair value                 338,485     304,076
Projected benefit obligation in
  excess of plan assets                   244,804     132,861

Items not yet recognized in
  the balance sheet:
    Actuarial gains (losses)              (51,433)     26,704
    Remaining net obligation
      at transition                       (67,912)    (75,302)
    Prior Service cost                    (53,460)    (23,334)

Additional minimum liability               91,289         -
Accrued Pension Obligation               $163,288      $60,929
                                           ======       ======

[TEXT]


        The accrued pension obligation is classified in the balance sheets at December 31, 1993 and 1992 as follows:

                                            1993              1992
Pension liability, a component
  of current liabilities                   $20,394         $28,698
Long term pension obligation               142,894          32,231
                                          $163,288         $60,929
                                            ======          ======

[TEXT]

       The Company's projected, accumulated and vested pension obligations and expense have been actuarially measured through the use of certain significant assumptions in accordance with SFAS No. 87, "Employers' Accounting for Pensions." The table below depicts the assumptions used to measure the Company's pension obligations and expense.

                                         1993     1992     1991
Weighted average interest rate used       7.5%     8.75%    9.25%
  to discount the projected, accumulated
  and vested benefit obligations to
  present value

Expected rate of return on plan           8.75%     9.25%   9.25%
  assets

Assumed increase in compensation          2%         5%       5%
  levels

                                       for 3 yrs.  annual   annual
                                      and 4% there
                                         after

[TEXT]

        The assumed weighted average interest rate used to discount the pension obligations to present value is based upon the rates of return on high-quality fixed-income investments currently available matched against expected benefit cash flows, thereby reflecting a rate at which the obligations could be effectively settled.

        The significant increase in the Company's pension obligations as of December 31, 1993, compared to the prior year end reflects, in part, the recent trend of declining rates of return on long term investments. The accumulated pension benefit obligation as of December 31, 1993 exceeds assets available for plan benefits and unfunded accrued obligations by $91.3 million resulting in the Company recognizing an additional minimum liability and an intangible asset of an equal amount.




Benefits Other Than Pensions

        Substantially all of the Company's retirees are covered under medical and life insurance plans. Retirees who have not yet reached age 65 are entitled to medical benefits that provide for first-dollar coverage on certain hospital and surgical services, major medical coverage that contains retiree-paid deductibles and co-insurance requirements, and a prescription drug program under which a majority of the cost is paid by the Company. Retirees who have reached age 65 are covered by the same plan, except they are not eligible for the prescription drug program and the payment of plan benefits is coordinated with Medicare on a nonduplication basis.

        Coverage under the medical plan is extended to spouses and unmarried children with certain age restrictions. Eligibility for benefits continues beyond the death of the retiree or active employee eligible to retire.

        Life insurance benefits provided to retirees are generally based upon annual basic pay at retirement for salaried employees and specific amounts for hourly employees.

        The Company does not prefund retiree medical and life insurance benefits and does not anticipate doing so in the future. The amount of cash used by the Company to pay for these benefits was $9.9 million and $6.2 million for 1992 and 1991, respectively. Through December 31, 1992, these amounts were charged to operations on the cash basis in accordance with the Company's accounting policy in effect up to that date.

        Effective January 1, 1993, the Company adopted the provisions of SFAS No. 106. This new accounting method requires the accrual of the estimated cost of retirees' medical and other benefits over the period during which employees render the service that qualifies them for such benefits. The provisions of the new standard allow for the "transition obligation," representing benefits earned in prior periods by both retirees and current employees, to be recognized in the period in which the new standard is adopted or amortized prospectively over a period of up to 20 years. The
Company elected to recognize immediately its transition obligation which at January 1, 1993 was actuarially determined to be $303.9 million.

        The amount of net periodic expense for postretirement health care and life insurance benefits recognized in 1993 is comprised of the following:

Service cost-benefits earned during period              $11,833
Interest cost on accumulated postretirement
benefit obligation                                       18,548
                                                          -----
      Net periodic expense                              $30,381
                                                         ======

[TEXT]

    The net periodic expense in 1993 for retiree medical and life insurance benefits actuarially determined in accordance with SFAS
No. 106 exceeded the $12.4 million cash outlay for providing such benefits by approximately $18.0 million.

        The following table sets forth the components of the accumulated postretirement benefit transition obligation and the reconciliation of amounts recognized in the Company's balance sheet as of December 31, 1993:

                                            January 1, December 31,
                                                1993      1993
Accumulated postretirement benefit
  obligation attributable to:
    Retirees and beneficiaries                 $135,278  $131,494
    Active employees fully eligible for
     benefits                                    69,975    75,142
    Other active participants                    98,665   118,671
Total accumulated postretirement benefit        -------   -------
  obligation                                    303,918   325,307

Actuarial loss not yet recognized                  -       (3,322)
                                                -------   -------
Accrued postretirement benefit                 $303,918  $321,985
                                                =======   =======

[TEXT]

        The accrued postretirement benefit obligation as of December 31, 1993 is recognized in the Company's consolidated balance sheet as follows:

Accrued postretirement benefits, a component             $ 13,000
  of accrued employment costs
Postretirement benefits other than pensions               308,985
                                                          -------
                                                         $321,985
                                                          =======

[TEXT]

        The accumulated postretirement benefit transition obligation recognized as of January 1, 1993 was actuarially determined using a method that applied specific interest rates to future cash flows when discounting the obligation to its present value. For purposes of measuring the transition obligation, the interest rates associated with future cash flows began at 6% and graded up to 8.5% for years after 1996. The medical cost trend rate for retirees who had not yet reached age 65 were 11.0% (16.2% for major medical) in 1993, grading down to an ultimate rate of 5.5% in 2003. Rates for retirees 65 and older began at 9.0% in 1993 and graded down to an ultimate rate of 5.5% in 2003. For purposes of measuring life insurance benefits as of January 1, 1993, increases in compensation levels were assumed to be 5.0%. The recent decline in long-term interest rates, as described above affecting the measurement of the Company's pension obligations, also affects the measurement of the Company's accumulated obligation for retiree health care and life insurance benefits, albeit to a lesser degree. The interest rate associated with future cash flows and used to discount the accumulated postretirement benefit obligation to present value as of December 31, 1993 was also adjusted downward to 7.5%. The medical cost trend rates for retirees who have not yet reached age 65 is 10% (14.4% for major medical) in 1994 grading down to an ultimate rate of 4.5% in 2003. Rates for retirees 65 and older begin at 8.5% in 1994, grading down to an ultimate rate of 4.5% in 2003. For purposes of measuring life insurance benefits, increases in compensation levels were assumed to be 2% for the next three years and 4% thereafter. A one percentage point increase in the assumed health care trend rates for each future year would have increased the aggregate of the service and interest cost components of the 1993 net periodic expense by $4.8 million and would have increased the accumulated postretirement benefit obligation as of December 31, 1993 by $40.5 million.



Other

        As part of the Company's organization, NSC agreed to retain liability for pension service and the cost of life and health insurance for employees of the Company's predecessor business who retired through May 1, 1983. NSC also retained the liability for pension service through May 1, 1983 for employees of the predecessor business who became active employees of the Company.



RESTRUCTURING CHARGE

        In the first quarter of 1993, the Company recognized a pretax restructuring charge of $17.3 million to account for the costs associated with implementing an enhanced retirement package. The early retirement package is part of the Company's ongoing cost reduction program.




Note 8
POSTEMPLOYMENT BENEFITS

        Effective January 1, 1993, the Company adopted the provisions of SFAS No. 112. This new standard requires the Company to recognize on its balance sheet the present value of its obligation to provide certain benefits to former or inactive employees who are not yet eligible for retirement. Liabilities associated with (i) workers' compensation, (ii) severance programs which include medical coverage continuation and (iii) sickness and accident protection, which includes medical and life insurance benefits, are the major items comprising the Company's obligation for post-employment benefits.

        For purposes of actuarially measuring the Company's postemployment obligation as of January 1, 1993, an interest rate of 8-1/2% was used to discount the obligation to its present value. Consistent with the basis that was used to measure the Company's accumulated obligations for pensions and retiree health care and life insurance benefits, the interest rate used to discount the accumulated postemployment obligation to present value as of December 31, 1993 was adjusted downward to 7.5%. Other actuarial assumptions and demographic data used to value this obligation as of December 31, 1993 and at transition were consistent with those used to value pension or other postretirement benefits as the case may be.

        Upon determination as of January 1, 1993 of the accumulated postemployment transition obligation, and after considering amounts already accrued, the Company was required to recognize a cumulative accounting charge of $4.0 million to fully recognize its postemployment obligation as of January 1, 1993.





Note 9
INCOME TAXES


        Effective January 1, 1993, the Company adopted the provisions
of SFAS No. 109.   The Company previously accounted for income
taxes pursuant to the provisions of APBO No. 11. Under this new method, deferred income tax assets and liabilities are recognized which reflect the future tax consequences of net operating loss and tax credit carryforwards and differences between the tax and financial reporting bases of assets and liabilities. As a result of implementing the change in accounting principle, a net deferred tax asset of $11.9 million was recognized relating to net operating loss carryforwards and other tax attributes existing as of January
1, 1993. In addition, the effect of the new income tax method as applied to the Company's adoption of SFAS Nos. 106 and 112 as of January 1, 1993 was the recognition of additional deferred tax assets of $115.5 million and $.8 million, respectively. The combined effect of these items resulted in the recognition of a $128.2 million net deferred tax asset and a net income tax benefit of an equal amount. The components of the Company's deferred income tax assets and liabilities arising under SFAS No. 109 are as follows:


                                      January 1,  December 31,
                                         1993        1993

Deferred tax assets:
  Net operating loss and tax credit    $76,150     $94,988
    carryforwards
  Deductible temporary differences:
    Inventories                         15,388      13,696
    Property, plant, and equipment      11,140      11,619
    Pensions and other long-term        20,209      36,499
      liabilities
    Postretirement benefits other      115,520     125,732
      other than pensions
    Other deductible temporary          10,260       9,331
      differences
  Valuation allowance                  (38,835)    (50,768)
                                       --------    --------
                                       209,832     241,097
Deferred tax liabilities:
  Accumulated depreciation             (81,635)    (98,092)
Net deferred tax asset                $128,197    $143,005
                                       =======     =======

[TEXT]

        As of December 31, 1993, the Company had available, for federal and state income tax purposes, regular net operating loss carryforwards of approximately $194.8 million expiring in 2006 through 2008; alternative minimum tax net operating loss carryforwards of approximately $13.6 million, which expire in 2007; an alternative minimum tax credit of approximately $4.7 million; and general business tax credits of approximately $14.1 million.

        As of January 1, 1993, deferred tax liabilities associated with existing taxable temporary differences exceeded deferred tax assets from future deductible temporary differences, excluding those attributable to SFAS No. 106, by approximately $24.6 million. The recognition by the Company as of January 1, 1993 of the entire transition obligation related to adopting the provisions of SFAS No. 106 resulted in the recognition of a $115.5 million deferred tax asset. Future operating costs under SFAS No. 106 are expected to exceed deductible amounts for income tax purposes for many years. In addition, under current Federal tax regulations, should the Company incur tax losses in future periods, such losses may be carried forward to offset taxable income for a period of up to 15 years. Based upon the length of the period during which the SFAS No. 106-generated deferred tax asset can be utilized, the Company believes that it is more likely than not that future taxable income will be sufficient to fully offset these future deductions. The length of time associated with the carryforward period available to utilize existing net operating losses and certain tax credits is more definite. A significant portion of the Company's net operating losses is attributable to the realization of differences between tax and financial reporting bases of the Company's fixed assets. In the aggregate, such differences, including depreciation, are expected to reverse within the allowable carryforward periods. In addition, the Company believes it will be able to further utilize existing net operating loss carryforwards and tax credits, primarily through the future productivity benefits of its recent capital improvement program and current business strategy which calls for certain cost reductions and other opportunities, or through certain tax planning strategies available to the Company. Notwithstanding the Company's expectations, it has provided a valuation allowance to reduce the carrying value of its recognized deferred tax assets.

        As of January 1, 1993, a valuation reserve of $38.8 million was recognized as a component of its cumulative accounting adjustment which provided for a reduction in the carrying value of the Company's gross deferred tax assets of approximately 15%, a reduction in the carrying value of its net deferred tax assets of approximately 25%, and a reduction equal to approximately 50% of the carrying value associated with the Company's net operating loss carryforwards and tax credits. During 1993, the Company generated additional net operating losses and throughout the year recognized adjustments to its valuation reserve that would result in net carrying values for the components of its deferred taxes on a basis consistent with valuation adjustments established as of January 1, 1993.

        The elements of the Company's deferred income tax benefit associated with its loss before extraordinary items and cumulative effect of accounting changes along with the allocation of deferred taxes to other income statement items are as follows:

                                                          1993
Deferred income taxes:
  Federal                                                 $21,421
  State                                                     2,248
Provision for valuation allowance                         (10,397)
    Deferred income tax benefit                            13,272

Other components of the Company's
  total deferred income tax benefit are allocated
  to the consolidated statement of income
  as follows:
Deferred income tax benefit allocated to                    1,536
  extraordinary item
Deferred income tax benefit allocated to                  128,197
  cumulative effect on prior years
  of accounting changes

    Total deferred income tax benefit                    $143,005
                                                          =======

[TEXT]

        During August 1993, the statutory rate applicable to Federal income taxes increased to 35% from 34% retroactive to January 1, 1993, thereby increasing the realizable value of the Company's unutilized deferred tax assets. Net carrying values were adjusted accordingly in the fourth quarter of 1993 along with the recognition of certain other charges applicable to prior years' tax attributes and unfavorable post-filing adjustments. As such, the total income tax benefit recognized by the Company in 1993 reconciles to that computed under the Federal statutory corporate rate as follows:

                                             Cumulative
                                     Extra-   effect of
                       Loss before  ordinary accounting
                       income taxes    item    changes  Total
Federal income tax     $19,095     $ 2,748    $149,450  $171,293
 benefit computed at
 statutory rate of 34%
State income taxes       2,248         324      17,582    20,154
 net of Federal income
 tax effect
Effect of retroactive
 change in Federal
 statutory rate to 35%
 attributable to:
  Loss before income       561          -          -         561
   taxes
  Extraordinary item        81          -          -          81
  Originating net        2,392          -          -       2,392
 temporary differences
  Net operating losses   1,453          -          -       1,453
   and other tax attr-
   ibutes existing at
   January 1, 1993
Adjustments to prior    (2,161)         -          -      (2,161)
 year's tax attributes
Provision for          (10,397)     (1,536)   (38,835)   (50,768)
 valuation allowance   -------      -------   -------    -------
                       $13,272     $ 1,536   $128,197   $143,005
                        ======      ======   ========    =======

[TEXT]


        As noted above, prior to January 1, 1993, the Company accounted for income taxes in accordance with APBO No. 11. The disclosures regarding the Company's income taxes for periods prior to January 1, 1993 are as follows.

Income tax benefit:                     1992          1991
                                       ------        ------
  Federal                             $ 1,779        $ 4,000
  State                                 2,984           -
                                         -------        -------
    Total income tax benefit          $ 4,763        $ 4,000
                                        =====          =====


Sources of deferred income taxes:
                                             1992          1991
                                            ------        ------
     Depreciation                          $ 18,964      $ 16,772
     Inventories                               (508)       (2,380)
     Pension                                   (536)       (2,467)
     Effect of net operating losses on
       deferred taxes                       (20,174)       (8,121)
     Vacation reserve                          -           (1,741)
     Other                                    2,254        (2,063)
                                             -------        -------
     Total deferred income taxes               -             -
                                            =======        =======

[TEXT]

        The income tax benefit differs from that computed under the applicable Federal statutory corporate rate as follows:

                                         1992          1991
                                        ------        ------
Income tax benefit based on Federal
  statutory rate of 34%                 $ 13,898     $ 26,763
State income taxes, net of Federal
  income tax effect                        2,984         -
Limitation of utilization of net
  operating loss carrybacks              (12,119)     (22,763)
                                          -------      -------
   Total income tax benefit             $  4,763     $  4,000
                                         =======       =======

[TEXT]

Note 10
REDEEMABLE STOCKS

        In June 1989, the Company sold 1.8 million shares of the Series A Preferred to the 1989 ESOP, which financed the purchase by issuing to the Company a $26.1 million promissory note, payable ratably over a ten-year period. Each share of Series A Preferred is convertible at any time into one share of common stock, subject to adjustment, is entitled to ten times the number of votes of the common stock into which it is convertible, and has a preference on liquidation over common stock of $5 per share. The Series A Preferred has no preference over common stock as to dividends. The Series A Preferred is not intended to be readily tradable on an established market. Accordingly, shares of Series A Preferred distributed to 1989 ESOP participants following termination of service will be subject to a right, exercisable for limited periods prescribed by law, to cause the Company to repurchase the shares at fair value. The Company also has a right of first refusal upon proposed transfers of distributed shares of Series A Preferred which it has agreed, to the extent it is permitted, to exercise and to contribute or sell reacquired shares to the 1989 ESOP. If not repurchased by the Company or reacquired by the 1989 ESOP, shares of Series A Preferred automatically convert into common stock upon transfer by a distributee.


        In October 1991, the Company issued 0.5 million shares of the Series B Preferred to Cleveland-Cliffs Inc for a purchase price equal to the aggregate redemption amount of $25 million. The
Series B Preferred is entitled to annual dividends of $6.25 per share, subject to increase to $7.50 per share if the Company's authorized common stock is not increased by approximately 4.3 million shares by May 31, 1994, is redeemable by the Company at any time, has a liquidation preference over common stock and is subject to mandatory redemption on December 31, 2003, in each case at $50 per share. The Company is obliged to repurchase shares of Series
B Preferred Stock at the option of the holders under specified conditions; the holders of Series B Preferred are entitled to exchange their stock in the event of future equity offerings by the Company; and the Company has a right to consent to certain proposed future private dispositions of shares of Series B Preferred, and a right of first refusal over dispositions proposed to be made at less than $47.50 per share. In connection with this transaction, the Company entered into a supply agreement with a subsidiary of Cleveland-Cliffs to furnish the Company with the major part of its iron ore pellets for a twelve-year period which began in 1992.



Note 11
STOCK PLANS


        The Company has a stock option plan (the "1987 Stock Option Plan"), which provides for 750,000 shares of the Company's common
stock to be available for the granting of options.   No stock
options were granted in 1993, 1992 or 1991. The options outstanding for each period presented had been previously granted under employment contracts with certain executive officers at an exercise price of $8.33 per share. The excess of the option's fair value at the date of grant over the proceeds to be received upon exercise is being amortized over the terms of the employment contracts.

        There were 510,000 shares available for future grant at December 31, 1993.



        Activity under the 1987 Stock Option Plan is summarized below:

                                   1993       1992       1991
Options outstanding at beginning
of period                         240,000    240,000  240,000
Granted                              -          -        -
Exercised                            -          -        -
Outstanding at end of period      240,000    240,000  240,000
Exercisable at end of period      240,000    230,000  119,998
Available for future grant        510,000    510,000  510,000

[TEXT]

        In October 1989, the Company registered 1.5 million shares of common stock to be offered over a five-year period to eligible employees through payroll deductions under its 1989 Employee Stock Purchase Plan.

        During 1991, the Company adopted a deferred compensation plan to permit members of its Board of Directors to receive shares of common stock in lieu of cash payments for total compensation or a portion thereof for services they provided.

        Both the Employee Stock Purchase Plan and the Directors' Deferred Compensation Plan provide for respective participants to purchase the Company's common stock at 90% of the lesser of the stock's trading price at the beginning or the end of each year. At December 31, 1993, 299,971 shares valued at approximately $1.0 million were issuable in accordance with the Employee Stock Purchase Plan. These shares were issued during January 1994. At December 31, 1993, 97,078 shares valued at $0.3 million were issuable to the Directors who selected deferred compensation.




Note 12
ESOP FINANCING

        The purchase by the 1989 ESOP of the Series A Preferred was financed through the issuance of a $26.1 million promissory note to the Company payable ratably over a ten-year period. The Company's contribution to the 1989 ESOP for the principal and interest components of debt service was immediately returned. As such, the respective interest income and expense on the ESOP notes were entirely offset within the Company's net financing costs.

        Effective November 1, 1990, the 1989 ESOP entered into a refinancing, which was guaranteed by the Company, under which $19 million of 9.0% ESOP notes were sold to certain institutional investors. Following this refinancing, the net interest expense component of the Company's ESOP contribution in the amounts of $653 and $708 for 1992 and 1991, respectively, was included in interest expense.

        In connection with the Company's public offering of $140 million of its senior notes in March 1993, the Company repurchased the balance of the outstanding 9.0% senior ESOP notes which had been reduced to the principal amount of $14.1 million. Following this repurchase, the Company was reestablished as the sole lender to the 1989 ESOP, and as such, the ESOP note interest income and expense are offset within the Company's net financing costs.




Note 13
EARNINGS PER SHARE

        The weighted average number of common and common equivalent shares used in the calculation of the loss per share was 26,472,907, 24,914,026 and 21,405,729 for the years 1993, 1992 and
1991, respectively. The shares of Series A Preferred were excluded from each year's calculation due to their antidilutive effect. The assumed exercise of stock options would not result in significant dilution in any such periods.




Note 14
COMMITMENTS AND CONTINGENCIES

        The Company, in the ordinary course of business, is the subject of, or party to, various pending or threatened legal and environmental actions. The Company believes that any ultimate liability resulting from these actions will not have a material adverse effect on its financial position.

      In October 1991, the Company entered into a twelve-year iron ore pellet supply agreement with a subsidiary of Cleveland-Cliffs
Inc to provide the majority of tonnage needed beginning in 1992.

        In July 1993, the Company entered into an agreement with USX Corporation to purchase blast furnace coke during the remainder of 1993 through December 1996. The agreement provides for tonnages of 750,000 per calendar year in 1994 through 1996, or the actual annual requirements of the Company if less than the stated amount. The price is to be the prevailing market price for blast furnace coke determined each October prior to the delivery year.


        On August 7, 1992, an action entitled Larry G. Godich, et. al. v Herbert Elish, et. al. was commenced in the West Virginia Circuit Court for Hancock County against ten current members of the Company's Board of Directors, certain officers of the Company, former Board members, the Company's outside counsel, and the Company. The suit purports to be brought derivatively by stockholders on behalf of the Company and seeks a recovery on its behalf. The plaintiffs' complaint alleges that the defendants were negligent or grossly negligent in the selection and supervision of contractors engaged by the Company to design and construct reheat furnaces for the hot mill project under the capital improvement program, thereby breaching their respective fiduciary and other duties to the Company and, as a result, that the Company incurred substantial cost overruns in connection with the specific project.
The complaint seeks compensatory damages, jointly and severally, against all defendants in the amount of $30 million. The suit has been scheduled for trial in the second quarter of 1994. Since the suit is on behalf of the Company, if the plaintiffs prevail, the Company would receive the net benefit of any recovery.


Note 15
LINE OF BUSINESS INFORMATION

        The Company operates a single line of business, the making and finishing of steel products including carbon sheet and tin products. During 1993, 1992 and 1991, one customer accounted for 11%, 12% and 13% of net sales, respectively.




Note 16
DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS AND
SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

        The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and short term investments
        The carrying amount approximates fair value because of the short maturity of those investments.

Redeemable preferred stock
        The market value of the Series A Preferred Stock was determined based upon an independent appraisal done as of December 31, 1993. The market value of the Series B Preferred Stock was estimated based upon quoted market prices for the same or similar issues.

Long-Term Debt
        The fair values of the Company's long-term debt obligations are estimated based upon quoted market prices.

The estimated fair values of the Company's financial instruments are as follows at December 31, 1993 and 1992:

                              1993              1992
                       Carrying   Fair     Carrying  Fair
                       Amount     Value    Amount    Value
Cash and short-term      $89,002  $89,002    $61,195  $61,195
  investments

Redeemable preferred      50,533   36,122     50,624   31,266
  stock, Series A and B

Long-term debt           496,300  516,378    504,414  458,824


[TEXT]

Significant Group Concentrations of Credit Risk
        As of December 31, 1993 and 1992, the Company had trade receivables outstanding of $18,679 and $15,006, respectively, from customers who had been acquired in leveraged transactions.





MANAGEMENT RESPONSIBILITY STATEMENT

                The accompanying consolidated financial statements of the Company are the responsibility of its management and have been prepared in conformity with generally accepted accounting principles.

                The Company has a system of internal controls, including a Code of Ethics, designed to provide reasonable assurance that assets are safeguarded, financial statements are reliable, and a high standard of business conduct is maintained. Management monitors the system for compliance and internal auditors independently measure its effectiveness.

                The Company's independent auditors, Arthur Andersen & Co., audit its financial statements in accordance with generally accepted auditing standards. The report of the independent auditors is included in this report.

                The Board of Directors pursues its oversight role for the financial statements through its Audit Committee. The Audit
Committee continued its practice of meeting quarterly to review the financial affairs of the Company and to interface with the internal audit staff and independent auditors. Both the independent auditors and the internal auditors have full and free access to the Audit Committee.

                Management believes that the existing system of internal controls, the independent audit, and the Audit Committee provide reasonable assurance that the Company's financial accounting system adequately maintains accountability for assets, assures the integrity of financial statements, and maintains its commitment to a high standard of business conduct.


/s/ Herbert Elish
Herbert Elish
Chairman, President & Chief Executive Officer

/s/ R. K. Riederer
R.K. Riederer
Vice-President & Chief Financial Officer




REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Weirton Steel Corporation:

                We have audited the accompanying consolidated balance sheets of Weirton Steel Corporation (a Delaware corporation) and subsidiary as of December 31, 1993 and 1992, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

                We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Weirton Steel Corporation and subsidiary as of December 31, 1993 and 1992, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

                As discussed in Notes 7, 8 and 9 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for postretirement benefits other than pensions, postemployment benefits and income taxes.


                                    /s/ Arthur Andersen & Co.
                                        Arthur Andersen & Co.

                                     Pittsburgh, Pennsylvania
                                     January 24, 1994









SELECTED FINANCIAL AND STATISTICAL DATA
Dollars in millions, except per share data

                               1993       1992        1991     1990      1989
- -------------------------------------------------------------------------------
Net sales                     $1,201     $1,079    $1,036    $1,191    $1,329
Operating expenses             1,204      1,079     1,083     1,173     1,247
Depreciation                      49         39        34        29        27
Taxes on income                (13.3)      (4.8)      (4)       0.8         8
Profit sharing                    -          -         -         -         22
Contribution to ES                 3          3         3         2        36
Net income (loss)             (229.2)     (31.8)    (74.7)      0.3        16
Net income (loss) per share    (8.78)     (1.40)    (3.49)      0.01     0.77
Total assets                   1,241      1,005     1,038       965       946
Additions to property, plan       14         45       114       182       131
Long-term debt                   495        491       503       397       355
Redeemable preferred stock,       37         34        31         4         1
Working capital                  262        238       273       265       373
Cash dividends declared/share    -           -          -      0.64      0.32
Number of common shares outs.
     at year-end, in thous.   26,338     26,211    24,013    19,949    19,949
Number of preferred shares
  o/s at year-end, in thous.   2,282      2,296     2,298     1,799     1,800
Stockholders' equity per        (.05)      8.82     10.72     15.87     16.44
- --------------------------------------------------------------------------------

SELECTED QUARTERLY FINANCIAL DATA
(Unaudited)
                           Quarterly periods in 1993   Quarterly periods in 1992
                    -------------------------------------------------------
                        4th     3rd     2nd    1st    4th    3rd    2nd    1st
(Dollars in millions, except per share data)
- -------------------------------------------------------------------------------
Net sales              $301    $301    $301  $298     $279   $264   $267  $269

Gross profit             33      23      21    18       23     12     17    17

Operating profit         15       1     (1)   (18)       6     (6)    (1)    -
   (loss)
Net profit (loss)         4     (10)   (11)  (212)      (3)   (14)   (10)   (5)

Net profit (loss)
 per share:
On common stock prior
to accntg changes       0.11   (.40)   (.46)  (1.24)   (.16)  (.59)  (.43) (.37)
  Cumulative effect
    accntg changes        -       -      -    (6.79)      -      -      -    .18
                       -----   -----   -----   -----    -----  -----  ----- ---
Net profit(loss)        0.11   (.40)   (.46)  (8.03)   (.16)  (.59)  (.43) (.19)
per share common
- ------------------------------------------------------------------------------



[TEXT]

WEIRTON STEEL CORPORATION
BOARD OF DIRECTORS
James B. Bruhn                                 Harvey L. Sperry+
Vice-President Tin Mill Products Business      Partner,
Weirton Steel Corporation                      Willkie, Farr &
Weirton, West Virginia                         Gallagher
                                               New York, New York
Robert J. D'Anniballe, Jr.*
Partner,                                       Thomas R. Sturges*
Alpert, D'Anniballe & Visnic                   Executive Vice-
Weirton, West Virginia                         President, The
                                               Harding Group
                                               Greenwich, CT
Herbert Elish*+
Chairman, President, and Chief                 David I.J. Wang*
Executive Officer                              Former Executive
Ex Officio Member of Committees                Vice-President
Weirton Steel Corporation                      International Paper
Weirton, West Virginia                         Company
                                               Naples, Florida
Mark G. Glyptis*
President, Independent Steelworkers Union
Weirton, West Virginia

Gordon C. Hurlbert+
President and CEO
GCH Management Services, Inc.
Pittsburgh, Pennsylvania

Phillip A. Karber*
Corporate Vice-President and Director
Center for Technology and Public Policy Research
BDM International, Inc.
McLean, Virginia

F. James Rechin+
CEO
Searchlight Corporation
Waite Hill, Ohio

Richard K. Riederer
Vice-President and Chief Financial Officer
Weirton Steel Corporation
Weirton, West Virginia

Richard F. Schubert+
President and CEO
The Points of Light Foundation
Washington, D.C.

Phillip H. Smith
President
Smith, Yuill & Co., Inc.           *Member of Audit Committee
Pittsburgh, Pennsylvania           +Member of Compensation
Committee



EXECUTIVE OFFICERS OF THE COMPANY
The executive officers of Weirton Steel Corporation as of March 15, 1994 were as follows:

Herbert Elish,
President, Chairman, and
Chief Executive Officer

Craig T. Costello,
Vice President
Operations

William C. Brenneisen
Vice President
Human Resources

James B. Bruhn
Vice President
Tin Mill Products Business

Thomas W. Evans
Vice President
Materials Management

David M. Gould
Vice President
Sales and Marketing, Sheet Products

William R. Kiefer
Vice President
Law and Secretary

Dennis R. Mangino
Vice President
Product Quality and WEIRTEC

Narendra M. Pathipati
Treasurer

Richard K. Riederer
Vice President
and Chief Financial Officer

Mac S. White, Jr.
Vice President
Engineering




ESOP INFORMATION

Inquiries about Employee Stock Ownership Plan accounts should be directed to Weirton Steel Corporation ESOP Administrator, at the
Executive Offices.


STOCKHOLDER INFORMATION

Additional copies of this Annual Report or Form 10-K and 10-Q reports to the Securities and Exchange Commission and copies of the Corporation's quarterly reports can be obtained by writing to:

Investor Relations
Weirton Steel Corporation
400 Three Springs Drive
Weirton, West Virginia 26062-4989
Phone (304) 797-2728

NOTICE OF ANNUAL MEETING

A notice of the annual meeting and proxy statement and a proxy voting card as well as a copy of the current Annual Report will be mailed to each stockholder prior to the meeting.

EXECUTIVE OFFICES

Weirton Steel Corporation
400 Three Springs Drive
Weirton, West Virginia  26062-4989

STOCK TRANSFER

The stock transfer agent and registrar is Society National Bank of Cleveland, Ohio. Stockholders wishing to transfer stock to someone else or to change the name on a stock certificate should contact the Shareholder Communications Department, Society National Bank, 2073 E.9th Street, P.O. Box 6477, Cleveland, Ohio 44101-1477, Telephone (216)737-5745 for assistance. Changes of address or questions regarding stockholder accounts should also be directed to the Shareholder Communications Department.

INDEPENDENT ACCOUNTANTS

Weirton's independent accountants are Arthur Andersen & Co., 2100
One PPG Place, Pittsburgh, Pennsylvania 15222.