Form 10-K, Exhibit 13
WEIRTON STEEL CORP
filed 1995-03-30
CIK 849979

WEIRTON STEEL CORPORATION  1994 ANNUAL REPORT   Exhibit 13.1
---------------------------------------------

      Each year for the last eight years I have written a message to shareholders in our Annual Reports. Taken together, these messages provide a chronicle of our progress and -- at times, struggles -- to transform Weirton Steel into an industry leader. This year I can report that we are well on our way to achieving all of our goals, and that in 1995, we should begin to demonstrate the true earnings power of the new Weirton Steel.

      In the next section of this report we quantify some of the benefits we have achieved from the efforts of the past several years. During this period every facet of the Company's operations has seen fundamental change:

--The $550 million capital program now gives us world class steelmaking and rolling facilities.
--The cost reduction efforts reduced employment by approximately 30% since 1988. It is a special achievement that virtually all of these personnel reductions took place through voluntary retirements, thereby preserving jobs for our younger employees, who are the future of the Company, while giving those ready to retire the opportunity to do so.
--Total Quality Management has resulted in lowering annual costs by over $ 46 million since the program's inception in 1992. TQM has been central to our efforts to change the way work is planned and performed and manufacturing processes controlled. The combination of improved analysis and teams of employees throughout the mill identifying opportunities for improvement in costs and quality is making a fundamental difference. Perhaps most important for the future, the concept of "continuous improvement" is now imbedded in the organization, meaning that further improvements in quality, cost and service are assured. --New automated systems are in place to improve our operations and provide real time information for decision making. In the belief that the future will belong to those companies who take advantage of the power of computer technology, two years ago we embarked on a project to produce the first fully automated integrated mill scheduling system in the world. Our Logistics and Integrated Scheduling system, partially funded by the U. S. Department of Energy, and partnered by West Virginia University and Westinghouse Science Technology Center, is now beginning to be installed in the mill and will be fully operational by 1997. It has the potential of transforming our relations with our customers, as well as the way we manage our operations and inventories.
--The 1994 sale of $117 million of equity enabled us to reduce our high debt level and improve our financial leverage. This successful equity offering gave us a good start to our goal of a 40% debt to capitalization ratio. In 1994 we reduced our liabilities by $200 million, and the expected cash flows over the near term should permit us to make further substantial gains.

      A year ago we expected 1994 to be the first year that Weirton Steel's earnings would reflect the changes described above. In fact, for the fourth quarter of 1993 and the first quarter of 1994, taken together, the Company achieved the best operating profit per ton in the U.S. integrated steel industry, and we expected the rest of 1994 to reflect the same relative performance. Instead, the year was dominated by the effects of the fire that severely damaged the No. 9 tandem mill, the mill which processes the majority of our tin mill products. However, the new Weirton Steel was able to absorb the impact of the fire in a way that would not have been possible a few years earlier. Because the rebuilt hot strip mill permits us to compete in substantially more markets, we had the flexibility to actually increase our total shipments, compared to 1993, in spite of a sharp reduction in tin plate shipments.

      What truly stands out about 1994, however, was the dedication and effort of the people of our Company to rebuild and restart the tandem mill. After the fire there were forecasts that the rebuild would take a full year, but the job was done in half that time. That level of extraordinary effort is what has always made our Company unique and is our most important foundation for a successful future.

      Despite the fire, and indicating the fundamental strength of our operations now, we reported a profit in 1994 of $35.2 million, or $0.95 per share, compared to a loss in 1993 of $229.2 million, or $8.78 per share.

      In January of 1995, I announced my intention to leave the Company by the end of the year. The objectives the Board of Directors and I laid out to insure the success of the Company eight years ago have largely been accomplished. We now have a solid foundation upon which to embark on the changes necessary to insure that Weirton Steel remains a superior company well into the next century. In my view, new long term plans and initiatives should be developed by a management team that will be in place long enough to see them implemented. With the normal retirement age of 65, I would not be able to lead that effort.

      In my opinion, we have a highly competent management team to lead the Company into the future. The election of Dick Riederer as President and Chief Operating Officer begins the transition to a new leadership that can build on the achievements of the past and create new successes in the future.


ROLLING!

Weirton's modernized plant extends market reach and targets higher value-added products


Seven years ago, Weirton Steel set out to transform an obsolescent, high cost plant into an advanced-technology facility, competitive with any in the world. It was a major commitment to modernization and a $550 million investment in the future. The new equipment is up and running.

By rebuilding its continuous caster, Weirton Steel has moved into the forefront of 100% continuous cast steel producers. Modernization of the hot strip mill has raised quality and efficiency to world class standards, extended product capability, and opened the way for providing rolling services for others. Simultaneously, there were major upgrades underway in blast furnaces, pickling, desulfurization, ladle metallurgy, environmental compliance programs, and a host of processes improved by Total Quality Management teams.

Results:  Weirton Steel has reduced costs by over $60 a ton since
1990, improved quality, and created new opportunities in major markets.

Larger coils, improved surface quality, and a wider range of gauges have expanded Weirton's potential sheet product markets from 10 million to 35 million annual tons today. This includes new opportunities to sell higher margin products to the automotive and construction industries.
As a result of its strengthened competitive position, Weirton is rolling.



ROLLING!

Weirton gains momentum from a stronger
balance sheet and greater financial flexibility


As 1994 began, Weirton Steel had completed its transformation to leading edge technology, facilities and operating profitability.
But another matter required attention.

The heavy spending on capital improvements, plus required accounting changes and several years of losses had left the Company with a shrunken equity base and a high level of debt.

In August 1994, Weirton completed a successful public sale of 15 million shares of common stock. The benefits from the sale on Weirton's future are profound:

 A significant increase in stockholders' equity.

 Long term liabilities were reduced by $200 million, including long term debt, which in turn lightened the burden of interest costs which had reached approximately $1 million a week.

 The pension plan was strengthened.

 Greater financial flexibility - essential in weathering industry downturns and in making future capital investments when necessary to protect the Company's hard-won competitive position.

 An increase in average daily trading volume in the Company's common stock on the NYSE, from 25,500 shares to 197,500 shares.

As a signpost for the future, the public sale of common stock, combined with a trend to stronger earnings, points to a significantly strengthened balance sheet - another fundamental indicator that Weirton is rolling.



ROLLING!

Weirton is running at higher yields and lower costs - setting a new pace for the industry


The first quarter of 1994 marked a turning point when Weirton
Steel joined the top third of domestic integrated steel producers as measured by operating profit per ton.
The story is shown by:

 Weirton's yield - the ratio of raw steel to finished product - stood at 74% prior to 1989. In 1994, it reached 80%. Each percentage point is equivalent to $4.7 million in reduced operating costs.

 Blast furnace production per day comparing 1989 to 1994 has increased from 2,172 to 3,285 tons per furnace, enabling the Company to move from a three blast furnace to a two blast furnace operation.

 Man hours required to produce a ton of hot band dropped from 2.4 in 1989 to 1.8 in 1994 - a pace of productivity improvement well ahead of industry trends.

 Hot band costs per ton - by first quarter 1994, Weirton was outperforming two-thirds of North American steel producers on this key criterion.

Then, in April of 1994, fire damaged the No. 9 tandem mill, and some industry observers predicted at least a year-long outage before the mill could be restored to operation. But having been through a major modernization, the Company drew on its experience to bring the mill back into service. Six months after the fire, the mill restarted, and Weirton is rolling again.




ROLLING!

Weirton's innovative scheduling systems
aim for a breakthrough in customer service and manufacturing flexibility


Part of Weirton Steel's strategy for the future is to enhance its position as an industry leader in responsive customer service. That means keeping promises for both quality and delivery. In turn, near-flawless tracking and controlling of a complex network of materials, processes, orders and schedules will be required.

So throughout the plant modernization from 1988 to 1992, Weirton Steel focused not only on production lines but also on developing the logistical and scheduling systems that would enable the Company's production facilities to operate as an integrated unit.

This effort began with a system called IMIS - for Integrated Manufacturing Information System - now in its third year. IMIS placed computer systems on the plant floor to electronically track production, providing real-time order status to the customer.

The next step in the process is the breakthrough system known as Logistics and Integrated Scheduling (L&IS). By 1997, L&IS is expected to provide electronic scheduling to all 45 operating units, more effectively utilizing in-process inventory and optimizing production load levels. This system makes it possible to plan production for maximum efficiency, quality, and delivery performance and to adapt quickly and intelligently to changes.

The promise of L&IS is an unprecedented level of flexibility in adapting to customer needs, opening the way to new levels of consistently high on-time delivery performance.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


BACKGROUND

            This discussion and analysis of the Company's financial condition and results of operations should be read together with the consolidated financial statements and notes thereto, which begin on page 29.

            The Company is a major integrated producer of flat rolled carbon steels with major product lines consisting of tin mill and sheet products. Tin mill products include tinplate, chrome coated, and black plate. Sheet products include hot and cold rolled and both hot-dipped and electrolytic galvanized steels.

            In order to modernize steelmaking and hot rolling facilities, in 1988, the Company commenced a four year capital program, investing in excess of $550 million. As a result of the modernization, the Company improved its product quality and mix, broadened its customer base, and reduced its average cost per ton of steel shipped. The Company's modernized operating facilities permit the Company to maximize the production capabilities of its operating facilities.

            Beginning in 1989, the Company incurred substantial indebtedness to fund its capital improvement program. At December 31, 1990, stockholders' equity in the Company represented 45% of its capitalization. At December 31, 1993, because of financial performance attributable to the implementation of the capital program, economic conditions and certain accounting changes, stockholders' equity in the Company had been reduced to a deficit of $1.4 million. In August 1994, in order to reduce its debt burden, the Company publicly sold 15.0 million shares of common stock, the proceeds of which were used to reduce the Company's financial obligations.

            On April 6, 1994, the Company's No. 9 Tandem Mill (the "No. 9 Tandem") sustained major damage from a fire which occurred while the unit was undergoing maintenance. This cold rolling facility normally supplies approximately 70% to 80% of the coils required by the Company's tin and chrome plating operations. The Company began rebuilding and repair operations immediately to restore the No. 9 Tandem and startup operations began in October 1994. While the No. 9 Tandem was out of service, the Company increased the cold rolling output of its remaining facilities.
The Company also compensated for the reduction in cold rolling capacity by increasing its sales of hot rolled products. The Company anticipates normal operations throughout 1995.



RESULTS OF OPERATIONS

1994 COMPARED TO 1993

            In 1994, the Company recognized net income of $35.2 million, or $0.95 per share, compared to a net loss of $229.2 million, or $8.78 per share in 1993. The net results for 1994 include a pre-tax favorable adjustment to the carrying value of the damaged No. 9 Tandem of $44.7 million and a pre-tax provision for employee profit sharing of $17.6 million. The net results for 1993 were reduced by a pre-tax restructuring charge of $17.3 million and the after-tax cumulative effect on prior years of accounting changes of $179.8 million.

             Operating and net results for 1994 were adversely affected by the fire that extensively damaged the No. 9 Tandem mill. Notwithstanding the disruption to the Company's operations caused by the fire, revenues in 1994 of $1,261 million for all products combined were $59.8 million, or 5.0% higher than in 1993 and reached their highest level over the last five years. The Company's operating profit of $48.5 million in 1994, which included insurance recoveries received through year end of $20.0 million under the Company's business interruption coverage, reflected higher operating costs caused by the No. 9 Tandem outage. Nevertheless, the Company's operating performance in 1994 exceeded that for 1993 when the Company recognized an operating loss of $3.4 million. Prior to the No. 9 Tandem outage in the second quarter of 1994, the Company had achieved five consecutive quarters of improved operating performance.

             As a result of current economic conditions, the demand for the Company's hot rolled and coated sheet products remained strong in 1994. Market conditions and the adjustment by the Company of its product mix after the fire resulted in a record 1,991 thousand tons of sheet product shipments to trade customers in 1994, an increase of 455 thousand tons, or 29.6%, compared to a year ago. Shipments of hot rolled products increased 58% from 1993 levels and, together with a 9% shipping volume increase for coated sheet products, primarily galvanized, contributed $158.0 million in higher revenues. Average selling prices for sheet
products increased, adding $52.6 million to revenues.   Product
mix changes added $17.9 million, bringing the increase in total sheet product revenues to $228.5 million for 1994 over 1993.

            In 1994, the Company shipped 615 thousand tons of tin products to trade customers, a decrease of 279 thousand tons, or 31.2%, compared to 1993, reflecting the consequences of the No. 9 Tandem outage. Thus, total tin product revenues declined $168.7 million in 1994 from 1993. Volume decreases accounted for $175.3 million of the decline, while selling price increases offset the volume decrease by $9.0 million. Product mix changes also decreased the revenues by $2.4 million.


            Cost of sales in 1994 as a percentage of net sales was 90.2% compared to 92.0% for 1993 and reflected an improvement of $19/ton in direct production costs over last year. A further improvement had been anticipated for 1994 prior to the No. 9 Tandem fire in the second quarter.

(Dollars in thousands)          1994          1993
                                ----          ----
Cost of sales                $1,136,936    $1,105,558
Shipments in tons             2,606,200     2,430,600
                              ---------     ---------
Cost of sales per ton        $      436    $      455

            Depreciation expense decreased $2.8 million to $46.3 million in 1994 from $49.1 million in 1993. This change reflected a reduction in blast furnace depreciation on the variable units of production method due to the extended life (before relining) of the existing furnaces, which had been fully reserved through early 1994. The Company's accounting policy recognizes depreciation on production equipment on a production-variable method which adjusts straight-line depreciation to reflect actual production levels.

            Interest expense decreased $2.8 million from $52.8 million in 1993 to $50.0 million in 1994, due to a fourth quarter debt reduction from proceeds of the common stock sale in August
1994.

            In the fourth quarter of 1994, the Company purchased $101.1 million of its public notes using available cash and a portion of the proceeds from the August 1994 public sale of common stock. The purchases included the payment of certain premiums and required recognition of previously deferred debt issuance expenses. As a result, the Company had an after-tax extraordinary charge of $3.9 million in 1994. The Company had an after-tax extraordinary charge of $6.5 million in 1993 related to premiums and the immediate recognition of previously deferred debt issuance expenses related to indebtedness refinanced with the proceeds from the public sale of its 11 1/2% senior notes.

            The income tax provision recognized in 1994 resulted from the utilization of regular Federal net operating loss carryforwards, a reduction of net deferred deductible temporary differences and a current provision for alternative minimum tax. The 1994 provision was offset by favorable adjustments to the carrying value of the Company's net deferred tax assets. The income tax benefit recognized in 1993 reflected principally the net realizable value of additional net operating losses generated during 1993 and net deferred tax asset carrying value adjustments related primarily to a change in the Federal statutory rate.



1993 COMPARED TO 1992

            Revenues in 1993 of $1,201 million were considerably higher than in 1992 and reached their highest level over the previous four years. Total revenues in 1993 increased by $122.4 million, or 11.3%, from 1992. Higher shipment levels, specifically for the Company's sheet products, contributed $139.2 million in additional revenues in 1993. However, combined average selling prices in the first half of 1993 followed a downward trend that began in 1991; and although price increases on sheet products increased revenues in the third quarter of 1993, combined average selling prices for the full year ended below the average for 1992. Lower average selling prices, combined with a slight change in product mix, reduced revenues by $16.8 million compared to 1992.

            In 1993, a record 1,536 thousand tons of sheet products were shipped to trade customers, reflecting an increase of 324 thousand tons, or nearly 27%, compared to 1992. Shipments of hot rolled products increased 56% from 1992 levels and, together with an 18% shipping volume increase for coated sheet products, primarily galvanized, contributed $134.2 million in higher revenues. An increase in average selling prices for sheet products added $6.0 million to revenues in 1993. The higher shipment volumes and selling prices, combined with a slight change in product mix which decreased revenues by $2.0 million, resulted in a net increase in revenues on sheet products of $138.2 million for 1993 over 1992.

            Revenues from the sale of tin mill products decreased by $15.8 million in 1993 compared to 1992. Although slightly higher volumes and a small change in product mix accounted for a $5.5 million increase, average selling prices which were lower than 1992 prices for most tin mill products decreased revenues by $21.3 million.


            Cost of sales in 1993 as a percentage of net sales was 92.0% compared to 93.6% for 1992 and reflected an improvement of $25/ton in direct production costs over 1992. Without giving effect to additional non cash charges stemming from a change in 1993 in the Company's method of accounting for retiree healthcare, direct production costs were $33/ton less than they were in 1992.

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

            The improvement over the prior year was attributable primarily to greater production yields and improved operating performance. Operating yields as measured from hot metal production through slab production improved in 1993 compared to performance levels in 1992.

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

            In addition to the effect of the accounting changes, the Company also recognized a pretax restructuring charge of $17.3 million to account for the cost of an enhanced early retirement package.

            An extraordinary charge of $6.5 million on an after-tax basis was also recognized by the Company in the first quarter of 1993 related to costs associated with the prepayment of bank and institutional debt which was refinanced in conjunction with the Company's first quarter public sale of $140 million of its senior notes.

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


LIQUIDITY AND CAPITAL RESOURCES

            The Company's cash and equivalents of $62.9 million at December 31, 1994, were lower than the $89.0 million on hand at December 31, 1993. Net proceeds from the public sale of 15.0 million shares of its common stock in August 1994 were used to make a discretionary contribution of $20.0 million to the Company's pension plan and $25.0 million was used to redeem all the Series B Redeemable Preferred Stock. In addition, during the fourth quarter 1994, the Company used the remaining portion of the net proceeds from the offering and approximately $32.3 million of its cash on hand to purchase 11-1/2% Senior Notes due 1998 and 10-7/8% Senior Notes due 1999.


            The Company's capitalization includes three main elements: long term debt obligations, redeemable stock, and stockholders' equity. Capitalization changed as shown below from December 31, 1993 to December 31, 1994:

                              December   % of     December % of
(Dollars in millions)         31, 1994   Total    31, 1993 Total
                              ________  _______   ________  _____
Long term debt                $394.5      70%     $ 495.3   93%
Redeemable stock                14.5       3         36.7    7
Stockholders' equity           149.2      27         (1.4)   -
                              ________  _______   _______   ____
  Total Capitalization        $558.2     100%     $ 530.6  100%

            The sale of 15.0 million shares of the Company's common stock in August 1994, and the use of proceeds, has significantly improved the Company's financial flexibility.

            In August 1993, the Company initiated, through a new subsidiary, Weirton Receivables, Inc., a receivables participation agreement with a group of five banks. The facility, which is AAA rated by Standard & Poors provides for a total commitment by the banks of up to $85 million, including a letter of credit subfacility of up to $25 million. As of December 31, 1994, and December 31, 1993, while no funded participation interests had been sold under the facility, $3.1 million in letters of credit under the subfacility were in place at such dates. Based upon the Company's available cash on hand at December 31, 1994, and the amount of cash it anticipates will be provided from operating activities in the near term, the Company expects to have no immediate cash requirements. As such, it does not expect the subsidiary to sell participation interests to the banks in the near term. At December 31, 1994, and December 31, 1993, after reductions for amounts in place under the letter of credit subfacility, the base amount available for cash sales was approximately $81.7 million and $64.6 million, respectively. During the period that began with the facility's implementation through December 31, 1994, the base amount available for cash sales has ranged from $64.3 million to $81.9 million. In addition, the Company does not have any scheduled cash requirements related to its long term debt obligations until 1998 when the remaining outstanding portion of its 11-1/2% Senior Notes becomes due. On August 5, 1994, the Company, the subsidiary and the participating banks agreed to extend the receivables participation agreement for an additional year through August 24, 1997.

      The Company had gross deferred tax attributes which total $183.7 million at December 31, 1994, and represented net operating loss carryforwards and other tax credits and net deductible temporary differences, all of which the Company believes can be used to reduce the Company's cash requirements for the payment of future Federal regular income tax. The Company may be subject to cash requirements under Federal alternative minimum tax.



INVESTMENT IN FACILITIES

            Following the completion of the capital improvement program, capital spending was reduced to $37.5 million in 1994, exclusive of charges to rebuild the No. 9 Tandem, and $14.4 million in 1993. The Company has spent $74.6 million to restore the damaged No. 9 Tandem facility. Insurance recoveries through year end for property damage to the No. 9 Tandem have been $45.0 million.

            The Company anticipates its spending for capital improvements in 1995 will approximate $80 million, including spending toward a major blast furnace reline. The Company's operating facilities include four blast furnaces; however, its current operating strategy employs a two blast furnace configuration with an annual hot metal capacity of approximately
2.5 million tons. One of the two furnaces currently operating will be relined toward the end of 1995 or early 1996 at a cost of approximately $58 million, of which $22 million is estimated to be spent in 1995. Other capital improvement expenditures for 1995 include approximately $14 million for tin mill plating lines and $13.5 million for environmental control. At present, cash provided from operating activities, together with cash on hand, is expected to be sufficient to fund this capital budget and meet any near term working capital requirements. To the extent that near term operating activities do not generate an adequate amount of cash, the Company expects that any cash shortfall would be financed from its receivables participation agreement.

Weirton Steel Corporation
STATEMENTS OF INCOME
                                        Year Ended December 31,
(Dollars in thousands, except        1994       1993       1992
  per share data)--------------------------------------------------
                                     (Consolidated)
NET SALES                        $1,260,864  $1,201,093  $1,078,691

OPERATING COSTS:
  Cost of sales                   1,136,936   1,105,558   1,010,022
  Selling, general and               31,504      32,458      30,470
   administrative expense
  Depreciation                       46,309      49,113      38,617
  Provision for profit sharing       17,581        -           -
  Insurance recoveries to date      (20,000)       -           -
  Restructuring charge                 -         17,340        -
                                  ---------   ---------   ---------
    Total operating costs         1,212,330   1,204,469   1,079,109
                                  ---------   ---------   ---------
INCOME (LOSS) FROM OPERATIONS        48,534      (3,376)      (418)
Unusual item:
  Adjustment to carrying value       44,746         -         -
   of damaged facility
OTHER INCOME (EXPENSE):
  Interest expense                  (49,999)    (52,802)   (40,921)
  Interest income                     5,795       2,626      3,073
                                  ---------   ---------   ---------
    Net other expense               (44,204)    (50,176)   (37,848)
                                  ---------   ---------   ---------
INCOME (LOSS) BEFORE ESOP            49,076     (53,552)   (38,266)
  CONTRIBUTION
  ESOP contribution                   2,610       2,610      2,610
                                  ---------   ---------   ---------
INCOME (LOSS) BEFORE                 46,466     (56,162)   (40,876)
  INCOME TAXES
  Income tax benefit                  7,454     (13,272)    (4,763)
                                  ---------   ---------   ---------
INCOME (LOSS) BEFORE EXTRA-          39,012     (42,890)   (36,113)
  ORDINARY ITEM
  Loss on early extinguishment        3,851       6,549       -
    of debt                       ---------   ---------    --------
INCOME (LOSS) BEFORE CUMULA-         35,161     (49,439)   (36,113)
  TIVE EFFECT OF ACCOUNTING Chg
  Cumulative effect on prior          -        (179,803)     4,356
    years of accounting changes   ---------   ---------   ---------
NET INCOME (LOSS)                 $ 35,161    $(229,242)  $(31,757)
                                  =========   =========   =========
Less:  Preferred stock dividend      2,339        3,125      3,125
       requirement                ---------   ---------   ---------
NET INCOME (LOSS) APPLICABLE TO   $ 32,822    $(232,367)  $(34,882)
  COMMON SHARES

PER SHARE DATA:
Weighted average number of com.     34,470       26,473     24,914
  shares and equivalents
Income(loss) per common share     $  1.06     $   (1.74)  $ (1.57)
  before extraordinary item
  Extraordinary item                (0.11)        (0.25)      -
Income(loss) per common share     ---------   ---------   ---------
  before cumulative effect of     $  0.95     $   (1.99)  $ (1.57)
  accounting changes
  Cumulative effect of                -           (6.79)     0.17
    accounting changes             ---------   ---------   --------
NET INCOME (LOSS) PER COMMON      $  0.95     $   (8.78)  $ (1.40)
  SHARE                            =========   =========   ========
PRO FORMA PER SHARE DATA:
Net loss applicable to common                             $(39,238)
  shares assuming change in met.
  of depreciation is applied
  retroactively
Net loss per common share                                 $ (1.57)
                                                          ----------

The accompanying notes are an integral part of these statements.

WEIRTON STEEL CORPORATION
CONSOLIDATED BALANCE SHEETS
                                           December 31,
(Dollars in thousands, except per          1994        1993
share data)--------------------------------------------------------

ASSETS:
Current assets:
  Cash and equivalents, includes        $  62,905    $  89,002
    restricted cash of $1,329 and
    $882, respectively
  Receivables, less allowances of         131,902      129,004
    $6,405 and $5,719, respectively
  Inventories                             270,518      242,659
  Deferred income taxes                    42,570       25,732
  Other current assets                      5,603        3,857
                                         --------    ---------
    Total current assets                  513,498      490,254
Property, plant and equipment, net        588,903      523,728
Intangible asset                           17,213       91,289
Deferred income taxes                      98,493      117,273
Other assets and deferred charges          12,813       18,170
                                        ---------    ---------
TOTAL ASSETS                           $1,230,920   $1,240,714
                                        =========    =========
LIABILITIES:
Current liabilities:
  Payables                                136,038      109,937
  Employment costs                         84,487       66,519
  Pension liability                          -          20,394
  Taxes other than income taxes            21,256       17,433
  Income taxes                              4,579         -
  Other                                    10,679       13,755
                                        ---------    ---------
    Total current liabilities             257,039      228,038
Long term debt obligations                394,505      495,252
Long term pension obligation               68,093      142,894
Postretirement benefits other than        316,185      308,985
  pensions
Other long term liabilities                31,429       30,188
                                        ---------    ---------
    TOTAL LIABILITIES                   1,067,251    1,205,357

REDEEMABLE STOCK:
Preferred stock, 7,500,000 shares
  authorized:
  Preferred stock, Series A, $0.10         26,013       26,084
    par value; 1,800,000 shares
    authorized; 1,787,688&1,797,231
    shares issued; 1,754,327 and
    1,779,468 subject to put
    Less: Preferred treasury stock           (326)        (130)
    Series A, at cost,33,361 and
    17,763 shares
  Deferred ESOP compensation               (11,202)    (13,812)
  Preferred stock, Series B, $0.10            -         24,579
    par value; 675,000 shares
    authorized; 0 and 500,000 shares
    issued                               ---------   ---------
     TOTAL REDEEMABLE STOCK                 14,485      36,721
                                         ---------   ---------
STOCKHOLDERS' EQUITY:
Preferred stock, Series A, $0.10                87          16
  par value;12,312 and 2,769 shares
  issued not subject to put
Common stock, $0.01 par value;                 420         267
  50,000,000 and 30,000,000 shares
  authorized;42,027,405 & 26,719,752
  shares issued
Additional paid-in capital                 452,746     335,776
Common shares issuable,348,040 and           1,747       1,327
  397,049
Retained earnings                         (303,710)   (336,535)
Less: Common treasury stock, at cost,       (2,106)     (2,215)
 373,340 and 381,405 shares               ---------    --------
    TOTAL STOCKHOLDERS' EQUITY             149,184      (1,364)
      (DEFICIT)
                                          ---------    --------
TOTAL LIABILITIES, REDEEMABLE STOCK     $1,230,920  $1,240,714
  AND STOCKHOLDERS' EQUITY               =========   =========

The accompanying notes are an integral part of these statements.

WEIRTON STEEL CORPORATION
STATEMENTS OF CASH FLOWS
                                         Year Ended December 31,
(Dollars in thousands)                  1994        1993        1992
-------------------------------------------------------------------
CASH FLOWS FR. OPERATING ACTIVITIES:
  NET INCOME (LOSS)                    $35,161     $(229,242)   $(31,757)
  ADJUSTMENTS TO RECONCILE NET
  INCOME (LOSS) TO NET CASH
  PROVIDED BY OPERATING ACTIVITIES:
  Provision for contribution to ESOP     2,610         2,610       2,610
    and repayment of note
  Depreciation                          46,309        49,113      38,617
  Amortization of debt discount            139           125         113
  Amortization of other noncurrent       2,370         1,840       1,056
    assets
  Deferred income taxes                  1,942       (13,272)       -
  Restructuring charge                    -           17,340        -
  Adjustment to carrying value of      (44,746)         -           -
    damaged facility
  Cumulative effect of accounting         -          179,803        -
    changes
  Loss from early extinguishment         3,851         6,549        -
    of debt
  Debt issuance fees                      -          (13,520)       -
  Debt redemption fees                  (2,245)         -           -
  Cash provided (used) by working
    capital items:
    Receivables                         (2,898)       (5,110)        769
    Inventories                        (27,859)        1,907      11,940
    Other current assets                (1,746)        4,325       6,219
    Payables                            17,454        24,986      (9,248)
    Other current liabilities            3,099        18,070     (10,907)
  Long term pension obligation            (726)       19,374       6,272
  Other                                 10,601        (8,963)      1,994
NET CASH PROVIDED BY OPERATING         ---------      --------   --------
ACTIVITES                               43,316        55,935      13,322

CASH FLOWS FR. INVESTING ACTIVITIES:
  Expenditures for property, plant &
    equipment:  Spending to            (74,611)         -           -
    restore damaged facility
Less: Insurance recoveries to date      45,000          -           -
    Other capital spending             (37,456)      (13,324)    (44,610)
NET CASH FLOWS USED BY INVESTING       --------      --------    --------
ACTIVITIES                             (67,067)      (13,324)    (44,610)

CASH FLOWS FR. FINANCING ACTIVITIES:
  Repayments of debt obligations      (101,101)     (148,114)     (2,171)
  Proceeds from issuance of debt          -          140,000        -
  obligations
  Proceeds from issuance of            116,087          -          8,250
  common stock
  Redemption of preferred stock,       (25,000)         -           -
  Series B
  Dividends paid                        (2,339)       (3,125)     (3,125)
  Common shares issuable                 1,454         1,119       1,074
  Purchase of common treasury stock       -           (1,455)       (568)
  Other, principally net book            8,553        (3,229)      4,860
  overdrafts
NET CASH (USED) PROVIDED BY FINANCING  --------      --------     --------
  ACTIVITIES                            (2,346)      (14,804)      8,320
                                       --------      --------     --------
NET CHANGE IN CASH AND EQUIVALENTS     (26,097)       27,807     (22,968)
CASH AND EQUIVALENTS AT BEGIN.OF PER.   89,002        61,195      84,163
                                       --------      --------     --------
CASH AND EQUIVALENTS AT END OF PER.     62,905        89,002      61,195
                                       ========      ========     ========
SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid, net of interest         $52,091       $47,311     $40,937
capitalized
Income tax refunds                        -            1,779      11,009

The accompanying notes are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
----------------------------------------------   Common Shares
                 Common Stock    Additional       Issuable           Retained
($ in 000's      Shares  Amt.    Paidin Capital  Shares   Amount     Earnings
ex.per share data)
-------------------------------------------------------------------------------
SHEquity
12/31/91        24,091,727  $241     $325,554     352,542  $1,132    $(69,283)
Net loss                                                              (31,757)
Issuance of
common stock     2,000,000    20        8,230
Purchase of
treasury stock
Conversion of
preferred stock
Reclassific.
of preferred
Series A,
not subject
to put
Employee stock
purchase plan:
Shares issued      327,978     3        1,050       (327,978) (1,053)
Shares issuable                                      300,047     945
Board of Direc.
deferred comp.
plan:Shares
issued
Shares issuable                                       40,810     129
Divid. payable
($6.25 per pre-
ferred                                                                 (3,125)
share, Ser. B)
Amortiz.of
deferred comp.
--------------------------------------------------------------------------------
SHEquity at
12/31/92       26,419,705   264      334,834       365,421    1,153  (104,165)
Net loss                                                             (229,242)
Purchase of
treasury stock
Conversion of
preferred stock
Reclass. of
preferred Ser.
A,not subject
to put
Employee SPP:
Shares issued     300,047     3          942      (300,047)   (945)
Shares issuable                                    299,971   1,012
Board of Direc.
deferred comp.
plan:Shares
 issued
Shares issuable                                     31,704     107
Dividends pay.
($6.25 per pref                                                        (3,125)
share, Ser. B)
Amortiz. of
deferred comp.
-------------------------------------------------------------------------------
SHEquity Cons.  26,719,752    267      335,776      397,049   1,327    (336,532)
12/31/93
Net income                                                               35,161
Issuance of
common stock    15,000,000    150      115,937
Purchase of
treasury stk
Conversion of
preferred stock
Reclass. of
pref.Series A,
not subject
to put
Employee SPP:
Shares issued    299,971      3        1,009      (299,971) (1,012)
Shares
issuable                                           240,086   1,350
Board of Dir.
deferred comp.
plan:Shares
issued             7,682      -           24        (7,682)    (24)
Shares issuable                                     18,558     106
Divid.payable
($4.6875 per
preferred                                                              (2,339)
share, Ser. B)
-------------------------------------------------------------------------------
SHEquity Cons.  42,027,405   $420     $452,746       348,040  $1,747  $(303,710)
12/31/94
-------------------------------------------------------------------------------

           Common Treasury Stk Deferred     Preferred Series A Stockholders'
           Shares     Amount   Compensation Not subject to put      Equity
--------------------------------------------------------------------------------
            78,558    $(259)     $(50)        625      $ 6      $257,341
                                                                 (31,757)
                                                                   8,250
           130,056     (568)                                        (568)
              (261)       2                                            2
                                              872        4             4

                                                                     945
                                                                     129
                                                                  (3,125)
                                   50                                 50
------------------------------------------------------------------------------
           208,353     (825)       -       1,497        10       231,271
                                                                (229,242)
           181,200   (1,455)                                      (1,455)
            (8,148)      65                                           65

                                           1,272         6             6

                                                                   1,012


                                                                     107
                                                                  (3,125)

-------------------------------------------------------------------------------
          381,405     (2,215)      -       2,769        16        (1,361)
                                                                  35,161
                                                                 116,087
          (8,065)        109                                         109
                                           9,543        71            71

                                                                   1,350

                                                                     106
                                                                  (2,339)

------------------------------------------------------------------------------
         373,340    $(2,106)   $ -       12,312        $87      $149,184
-------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS
(In thousands of dollars, except share amounts, or in millions of dollars where indicated)

Note 1
BASIS OF PRESENTATION

      For the periods ended and as of December 31, 1994, the financial statements herein include the accounts of Weirton Steel Corporation and its wholly-owned subsidiary, Weirton Receivables, Inc. Prior to August 26, 1993, the financial statements include only the accounts of Weirton Steel Corporation. Weirton Steel Corporation and/or Weirton Steel Corporation together with its subsidiary are hereafter referred to as the "Company."

      Certain portions of the prior periods' financial statements have been reclassified where necessary to conform to the presentation used in the current period.


Note 2
ORGANIZATION AND BACKGROUND


      The Company and its predecessor companies have been in the business of making and finishing of steel products for more than eighty years. From November 1929 to January 1984, the Company's business had been operated as a subsidiary of or a division of National Steel Corporation ("NSC"). Incorporated in Delaware in November 1982, the Company acquired the principal assets of NSC's former Weirton Steel Division in January 1984. In connection with the asset purchase, NSC retained liability for claims and litigation arising out of the operation of its former Weirton Steel Division based on occurrences prior to May 1, 1983, principally related to pension benefits for active employees based upon service prior to the sale and pension benefits, life insurance and health care for retired employees.

      From January 1984 until June 1989, the Company was owned in its entirety by its employees through an Employee Stock Ownership Plan (the "1984 ESOP"). In June 1989, the 1984 ESOP completed a public offering of 4.5 million shares of common stock of the Company, which security is now listed and traded on the New York Stock Exchange.

      In connection with the public offering of common stock in June 1989, the Company sold 1.8 million shares of Convertible Voting Preferred Stock, Series A (the "Series A Preferred") to a new Employee Stock Ownership Plan (the "1989 ESOP"). Each share of Series A Preferred is convertible at any time into one share of common stock, subject to adjustment, and is entitled to ten times the number of votes allotted to the common stock into which it is convertible.

      In October 1991, in connection with an iron ore pellet supply agreement, the Company issued 0.5 million shares of Redeemable Preferred Stock, Series B (the "Series B Preferred") to Cleveland-Cliffs Inc for a purchase price equal to the
aggregate redemption amount of $25 million.   Holders of the
Series B Preferred did not generally vote on stockholder matters.


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

      In May 1994, the Company's stockholders approved an amendment of the Company's Restated Certificate of Incorporation increasing the number of shares of its authorized common stock from 30.0 million shares to 50.0 million shares. The amendment provided that 15.0 million shares of such increase were to be issued only in conjunction with bona fide public offerings of the common stock and that up to 5.0 million shares of such increase were to be issued only pursuant to employee benefit plans. In August 1994, the Company publicly sold 15.0 million shares of common stock and the Pension Plan publicly sold 4.55 million shares of the Company's common stock.

      In September 1994, the Company used a portion of the proceeds from the August 1994 sale of common stock to redeem the Series B Preferred.

      Substantially all of the Company's employees participate in the two ESOPs which, after giving effect to the above-mentioned transactions, owned approximately 32% of the issued and outstanding common and substantially all the preferred shares of the Company at December 31, 1994. The common and preferred shares owned by the two ESOPs represent approximately 49.8% of the voting power of the Company's voting stock.



Note 3
SIGNIFICANT ACCOUNTING POLICIES

Cash

      The liability representing outstanding checks drawn against a zero-balance general disbursement bank account that is funded as checks are presented for payment is included in accounts payable for financial statement presentation. Such amount was $13.8 million, $5.1 million and $8.3 million at December 31, 1994, 1993 and 1992, respectively.


Cash Equivalents

      Cash equivalents, which consist primarily of certificates of deposit, commercial paper and time deposits, are stated at cost, which approximates fair value. For financial statement presentation, the Company considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents.


Inventories

      Inventories are stated at the lower of first-in, first-out
(FIFO) cost or market. Inventory costs include materials, labor and manufacturing overhead.


Property, Plant and Equipment

      Property, plant and equipment is valued at cost. Major additions are capitalized, while the cost of maintenance and repairs which do not improve or extend the lives of the respective assets is charged to expense in the year incurred. Interest costs applicable to facilities under construction are capitalized. Gains or losses on property dispositions are credited or charged to income.

      The Company changed its method of accounting for depreciation of its steelmaking facilities effective January 1, 1992, from the straight-line method to a production-variable method which adjusts straight-line depreciation to reflect actual production levels. The Company believes the production-variable method of depreciation is preferable to the method previously used because it recognizes that depreciation of steelmaking facilities is related substantially to both physical wear and the passage of time. Moreover, this method of depreciating steelmaking facilities is an accepted industry practice which, accordingly, allows for a meaningful comparison of the Company's operations to that of its competitors. The cost of relining blast furnaces is amortized over the estimated production life of the lining.



Postretirement Benefits Other Than Pensions

      Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and changed its method of accounting for these costs from the cash method to an accrual method.




Postemployment Benefits

      Effective January 1, 1993, the Company adopted the provisions of SFAS No. 112, "Employers' Accounting for Postemployment Benefits." Under the Company's previous method of accounting, certain employee benefits covered by this standard were accounted for on the cash method, while certain other benefits were accounted for on an accrual method. Effective with the adoption of the standard, the value of all such benefits is actuarially determined and recognized on an accrual method.


ESOP Accounting

      The Company recognizes as compensation expense an amount based upon its required contributions to the ESOPs. The resulting charge approximates the cost to the ESOPs for the shares allocated to participants for that period. The number of shares allocated to participants for that period is determined based on the ratio of that period's debt service payment to the total estimated debt service. Shares are then allocated to individual participants based on the participant's relative compensation. Shares reacquired by the ESOPs are reallocated annually among active participants on a per capita basis.

Employee Profit Sharing

      The provision for employee profit sharing is calculated in accordance with the Profit Sharing Plan Agreement. The provision for 1994 is based upon 33 1/3% of net income.


Research and Development

      Research and development costs related to improvement of existing products, development of new products and the development of more efficient operating techniques are charged to expense as incurred and totaled $6,270, $5,430 and $4,686 in 1994, 1993 and 1992, respectively.


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


Note 4
MAJOR DAMAGE TO FACILITY

      On April 6, 1994, the Company's No. 9 Tandem Mill (the "No. 9 Tandem") sustained major damage from a fire which occurred while the unit was undergoing maintenance. This cold reduction mill is a major component of the Company's operating facilities and normally processes approximately 70% to 80% of the steel coils required for the Company's tin plating operations. The Company has since rebuilt the No. 9 Tandem and start-up operations began in October 1994.

      The Company maintains insurance for both property damage and business interruption applicable to its production facilities including the No. 9 Tandem. The policies providing these coverages are subject to deductibles of $0.5 million for property damage and $5.0 million for business interruption. Insurance recoveries as of December 31, 1994, included $45 million for property damage and $20 million for business interruption. The Company is pursuing additional recoveries under both its property damage and business interruption coverages related to the damage of the No. 9 Tandem. In January 1995, the Company received an additional $10 million under its business interruption coverage, bringing the total recoveries through such date to $30 million under this coverage. In February 1995, the Company agreed to resolve the remainder of its claim for business interruption for $29 million, bringing the total recoveries to $54 million, after the $5.0 million deductible. The Company is pursuing the final settlement of the property damage claim.

      Insurance recoveries for property damage associated with events of this type require the recognition of a new cost basis for the rebuilt facility. As a result, the Company has recognized in its statement of income for the year ended December 31, 1994, an adjustment to the carrying value of the No. 9 Tandem to the extent of insurance recoveries received. Total spending to restore the No. 9 Tandem was approximately $74.6 million in 1994.


Note 5
INVENTORIES


      Inventories consisted of the following at December 31, 1994 and 1993:

                                      December 31,
                                  1994           1993
Raw materials                  $100,319          $74,766
Work-in-process                  89,106           74,109
Finished goods                   81,093           93,784
                               $270,518         $242,659
                                =======          =======

Note 6
PROPERTY, PLANT AND EQUIPMENT


      Property, plant and equipment consisted of the following at December 31, 1994 and 1993:

                                            December 31,
                                     1994              1993
Land                                $    807            $    810
Buildings                              7,918               7,918
Machinery, equipment and other       778,161             685,863
Construction-in-progress              80,216              62,391
                                     867,102             756,982
Less: Allowances for
  depreciation                      (278,199)           (233,254)
                                      -------            -------
                                    $588,903            $523,728
                                     =======             =======

      Capitalized interest costs applicable to facilities under construction for the years ended December 31, 1994, 1993 and 1992 amounted to $2.3 million, $0.8 million and $6.1 million, respectively.




Note 7
FINANCING ARRANGEMENTS

Debt Obligations

                                                 December 31,
                                            1994             1993
11-1/2% Senior Notes due 3/1/98            $107,150       $140,000
10-7/8% Senior Notes due 10/15/99           231,749        300,000
8-5/8% Pollution Control Bonds               56,300         56,300
    due 11/1/2014                           -------        -------
                                            395,199        496,300
Less:  Unamortized debt discount                694          1,048
                                            -------        -------
Long term debt obligations                 $394,505       $495,252
                                            =======        =======

      On October 17, 1989, the Company completed a public offering of its senior notes in the principal amount of $300 million.
These unsecured senior notes bear interest at 10-7/8% and mature October 15, 1999. The indenture governing these senior notes provides for an option, in the event certain "qualifying downgrades" occur in the rating of the senior notes following the occurrence of certain designated events related to changes in control of the Company, whereby noteholders will have the option to cause the Company to repurchase the senior notes at 100% of principal plus accrued interest.

      On November 1, 1989, the Company refinanced two previous pollution control bond issues having an aggregate principal amount of $56.3 million. The 1989 pollution control bonds bear interest at 8-5/8%, mature November 1, 2014, are subordinate to the Company's senior note obligations and are subject to a change in control option similar to that governing the 10-7/8% senior notes.

      On March 4, 1993, the Company completed a public offering of $140 million of its senior notes. These unsecured senior notes bear interest at 11-1/2% per annum, mature March 1, 1998, are senior to all subordinated obligations of the Company and equal to the Company's other senior indebtedness. The indenture governing the senior notes contains other covenants that limit, among other things, the incurrence of additional indebtedness, the declaration and payment of dividends and distributions on the Company's capital stock, as well as mergers, consolidations, liens and sales of certain assets. Under covenants affecting the Company's ability to pay dividends on its common stock, the Company is limited as to the payment of aggregate dividends after March 31, 1993, to the greater of (i) $5.0 million or (ii) $5.0 million plus one-half of the Company's cumulative consolidated net income since March 31, 1993, plus the net proceeds from future issuances of certain capital stock less certain allowable payments. As of December 31, 1994, pursuant to this covenant, the Company's ability to pay dividends on its common stock was limited to $5.0 million. Upon the occurrence of a change in control, as defined under the indenture, holders of the senior notes will have the option to cause the Company to repurchase their senior notes at 101% of the principal amount, plus accrued interest to the date of repurchase.

      In the fourth quarter of 1994, the Company purchased in the market $68.3 million of its 10-7/8% senior notes and $32.8 million of its 11-1/2% senior notes using cash on hand and a portion of the proceeds from the Company's August 1994 public sale of 15.0 million shares of its common stock. The purchases of senior indebtedness included the payment of certain premiums in excess of their principal amount. The purchase required the immediate recognition of previously deferred debt issuance expenses. As a result, the Company recognized in its statement of income for 1994 an after-tax extraordinary charge of $3.9 million. The Company recognized an after-tax extraordinary charge of $6.5 million in 1993 related to premiums and the immediate recognition of previously deferred issuance expenses related to indebtedness refinanced with the proceeds from the public sale of its 11-1/2% senior notes. The Company does not have any scheduled principal payments on senior or subordinated notes until 1998 when the $107.2 million principal amount of the 11-1/2% senior notes becomes due.


Receivables Participation Agreement

      On August 26, 1993, the Company initiated, through a new subsidiary, a receivables participation agreement with a group of five banks. The facility provides for a total commitment by the banks of up to $85 million, including a letter of credit subfacility of up to $25 million. To implement the facility, the Company sold substantially all of its accounts receivable, and sells additional receivables as they are generated, to its wholly-owned subsidiary, Weirton Receivables, Inc. ("WRI"). WRI finances its ongoing receivable purchases from a combination of cash collections on receivables already in the pool, short term intercompany obligations, issuances of redeemable preferred stock. As of December 31, 1994, while no funded participation interests had been sold under the facility, $3.1 million in letters of credit under the subfacility were in place at such date. The amount of participation interests committed to be purchased by the banks fluctuates depending upon the amounts and nature of receivables generated by the Company which are sold into the program, and certain financial tests applicable to them. With respect to the receivables comprising the pool at December 31, 1994, and the financial tests applicable to such, and after reduction for amounts in place under the letter of credit subfacility, the base amount available for cash sales was approximately $81.7 million. During the period beginning August 26, 1993, through December 31, 1994, the base amount available for cash sales ranged from approximately $64.3 million to $81.9 million.

      Funded purchases of participation interests by the banks under the facility are generally available on a revolving basis for three years, subject to extension as agreed to by the banks. In 1994, the Participation Agreement was extended through August 1997. Weirton Steel Corporation continues to act as servicer of the assets sold into the program and continues to make billings and collections in the ordinary course of business according to its established credit practices. Except for warranties given by Weirton Steel Corporation concerning the eligibility of receivables sold to WRI under the program, the transactions under the facility are generally nonrecourse. WRI's commitments to the banks, which do not include warranties as to collectibility of the receivables, but do include those typical of sellers of similar property, are secured by its interest in the receivables and related security. WRI is subject to certain restrictions regarding its indebtedness, liens, asset sales not contemplated by the facility, guarantees, investments, other transactions with its affiliates, including Weirton Steel Corporation, and the maintenance of a minimum net worth of not less than the greater of $5.0 million or 10% of the outstanding receivables. At December 31, 1994, WRI had a net worth of $111.4 million and outstanding receivables of $129.5 million. The banks and other creditors of WRI have a priority claim on all assets of WRI prior to those assets becoming available to any of Weirton Steel Corporation's creditors.

Leases

      The Company also uses certain lease arrangements to supplement its financing activities.

      Rental expense under operating leases was $6,705, $7,346 and $6,419 for the years 1994, 1993 and 1992, respectively. The minimum future lease payments under noncancelable operating leases are $4,019, $2,717, $2,324, $1,526 and $215 for the years
1995 through 1999, respectively, and zero after 1999.

Note 8
EMPLOYEE RETIREMENT BENEFITS

Pensions

      The Company's Pension Plan covers substantially all of its employees. The Pension Plan provides benefits that are based generally upon years of service and compensation during the final years of employment.

      The Company's funding policy is influenced by its general cash requirements but, at a minimum, complies with the funding requirements of Federal laws and regulations. During the calendar years of 1994, 1993 and 1992, the Company contributed $69,655, $25,648 and $28,790, respectively, to the Pension Plan. The 1994 contributions to the Pension Plan included a $20.0 million discretionary contribution by the Company using a portion of the net proceeds from its August 1994 public sale of common stock.

      In 1992 and 1991, a portion of the Company's contribution to the Pension Plan for each year was made in the form of the Company's common stock. In connection with the Company's public sale of 15.0 million shares of its common stock in August 1994, the Pension Plan publicly sold 4.55 million shares of the Company's common stock, the proceeds of which were retained by the Pension Plan.

      The Pension Plan's assets are held in trust, the investments of which consist primarily of common stocks (including the remaining 1.32 million common shares of the Company with a market value of $12.2 million at December 31, 1994), fixed income securities and short term investments.



      Following are the components of the Company's net pension cost recognized in 1994, 1993 and 1992:

                                 Year Ended December 31,
                                   1994       1993         1992
Service cost                    $17,847      $10,192       $11,645
Interest cost on projected
  benefit obligation             45,155       41,714        34,135
Actual return on plan assets    (30,938)     (30,300)      (11,036)
Net amortization and deferral    16,464       15,112        (8,592)
                                $48,528      $36,718       $26,152
                                 ======       ======        ======


      The increase in net pension expense for 1994 compared to 1993 results principally from plan changes in connection with new collectively bargained labor agreements entered into with the Company's represented workforce in the first quarter of 1994.

      The following table reconciles the funded status of the Pension Plan to the accrued pension obligation recognized in the balance sheets at December 31, 1994 and 1993:

                                           1994         1993
Actuarial present value of accumulated
  benefit obligation:
    Vested                               $431,632    $461,449
    Nonvested                              25,416      40,324
                                          457,048     501,773
Effect of projected compen-
  sation increases                        131,927      81,516
Actuarial present value of projected
  benefit obligation                      588,975     583,289
Plan assets at fair value                 388,955     338,485
Projected benefit obligation in
  excess of plan assets                   200,020     244,804

Items not yet recognized in
  the balance sheets:
    Actuarial gains (losses)               27,380     (51,433)
    Remaining net obligation
      at transition                       (60,522)    (67,912)
    Prior service cost                   (115,998)    (53,460)
Additional minimum liability               17,213      91,289
Other accrued pension liabilities           2,161        -
Accrued pension obligation               $ 70,254    $163,288
                                           ======     ========

      The accrued pension obligation is classified for financial statement presentation at December 31, 1994 and 1993, as follows:

                                            1994              1993
Pension liability, a component
  of current liabilities                   $  -            $20,394
Long term pension obligation                70,254         142,894
                                          $ 70,254        $163,288
                                            ======          ======

The Company's projected, accumulated and vested pension obligations and expense have been actuarially measured through the use of certain significant assumptions. The table below depicts the assumptions used to measure the Company's pension obligations and its net periodic expense.


                                         1994     1993     1992
Weighted average interest rate used       8.5%     7.5 %    8.75%
  to discount the projected, acc.
  and vested benefit obligations to
  present value
Expected rate of return on plan           8.75%     8.75%   9.25%
 assets
Assumed increase in compensation         2% for    2% for   5%
  levels                                 2 yrs     3 yrs
annually
                                         &  4%      &  4%
                                         forwd.     forwd.

      The assumed weighted average interest rate used to discount the pension obligations to present value is based upon the rates of return on high-quality, fixed-income investments currently available matched against expected benefit cash flows, thereby reflecting a rate at which the obligations could be effectively settled.

      The Company's accumulated pension benefit obligation exceeded assets available for plan benefits and the Company's unfunded accrued pension obligations by $17.2 million and $91.3 million at December 31, 1994 and 1993, respectively. As a result, the Company recognized at the respective dates an additional minimum liability and an intangible asset of an equal amount. The significant decrease in the additional minimum liability and intangible asset at December 31, 1994, from a year earlier results principally from the higher interest rate assumption used to discount the accumulated pension benefit obligation to present value which reflects the recent trend of increasing rates of return available on long term investments. In addition, the lower additional minimum liability reflects an increased level of funding.

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

      As a result of the collectively bargained labor agreements entered into with the Company's represented employees in the first quarter of 1994, retirees who have not yet reached age 65 who retire after January 1, 1995, are covered by a Point of Service plan which contains retiree paid deductibles and lower out of network coverage. Such agreements, among other things, limit the Company's exposure to increased costs of providing these benefits by requiring retiree contributions should actual costs exceed certain amounts established under the plan.

      Coverage under the medical plan is extended to spouses and unmarried children with certain age restrictions. Eligibility for benefits continues beyond the death of the retiree or active employee eligible to retire.

      Life insurance benefits provided to retirees are generally based upon annual basic pay at retirement for salaried employees and specific amounts for hourly employees.

      Effective January 1, 1993, the Company adopted the provisions of SFAS No. 106. This accounting method requires the accrual of the estimated cost of retirees' medical and other benefits over the period during which employees render the service that qualifies them for such benefits. The provisions of the standard allow for a "transition obligation," representing benefits earned in prior periods by both retirees and current employees, to be recognized in the period in which the standard is adopted or amortized prospectively over a period of up to 20 years. The Company elected to recognize immediately its transition obligation, which at January 1, 1993, was actuarially determined to be $303.9 million.

      The amount of net periodic expense for postretirement health care and life insurance benefits recognized in 1994 and 1993 is comprised of the following:

                                              1994       1993
Service cost-benefits earned during period   $ 7,214    $11,833
Interest cost on accumulated postretirement
  benefit obligation                          20,618     18,548
Net amortization and deferral                 (4,680)      -
                                              ------      -----
                                             $23,152    $30,381
                                              ======     ======

      The reduction in net periodic expense for 1994 compared to 1993 results from plan changes in connection with collectively bargained labor agreements entered into with the Company's represented employees in the first quarter of 1994.

      The actuarially determined net periodic expense in 1994 and 1993 for retiree medical and life insurance benefits exceeded the $13.1 million and $12.4 million cash outlay for providing such benefits by approximately $10.0 million and $18.0 million, respectively.

      The following table sets forth the components of the accumulated postretirement benefit obligation and the reconciliation of amounts recognized in the balance sheets as of December 31, 1994 and 1993:

                                                 December 31,
                                                1994      1993
Accumulated postretirement benefit
  obligation attributable to:
    Retirees and beneficiaries                 $184,537  $131,494
    Active employees fully eligible for
     benefits                                    23,649    75,142
    Other active participants                    66,276   118,671
Total accumulated postretirement benefit        -------   -------
  obligation                                    274,462   325,307
Items not yet recognized in balance sheets:
Actuarial gains (losses)                         19,212   (3,322)
  Prior service cost                             38,252      -
                                                -------   -------
Accrued postretirement benefit obligation      $331,926  $321,985
                                                =======   =======

      The accrued postretirement benefit obligation as of December 31, 1994 and 1993, is classified for financial statement presentation as follows:

                                              1994        1993
Accrued postretirement benefits, component   $15,741    $ 13,000
  of accrued employment costs
Postretirement benefits other than pensions  316,185     308,985
                                             -------      -------
                                            $331,926     $321,985
                                             =======      =======

      The reduction in the Company's accumulated postretirement benefit obligation at December 31, 1994 compared to 1993 results from the previously mentioned plan changes and an increase in the interest rate assumption used to discount the obligation to present value. As a result of the recent trend of increasing rates of return available on long term investments, and consistent with the Company's approach to measuring its accumulated benefit obligation for pensions, the interest rate used to measure the obligation at December 31, 1994, was increased to 8.5%. The interest rate used to discount the accumulated postretirement obligation to present value as of December 31, 1993, was 7.5%.

      The medical cost and administrative expense rates used to project anticipated cash flows and measure the Company's postretirement benefit obligation at December 31, 1994 and 1993 are as follows:

                                  For retirees who   For retirees who
                                  have not yet       are age 65
                                  reached age 65     and older
                                  ----------------   -----------------
                                  1994     1993      1994      1993
Base medical cost trend:
  Rate in first year              9.5%     10.0%     8.25%     8.5%
  Ultimate rate                   5.5%      4.5%     5.5%      4.5%
  Year in which ultimate         2003      2003      2003      2003
   rate is reached
Major medical cost trend:
  Rate in first year             13.1%     14.4%     n/a       n/a
  Ultimate rate                   5.5%      4.5%     n/a       n/a
  Year in which ultimate         2003      2003      n/a       n/a
   rate is reached
Administrative expense trend      5.5%      4.5%     5.5%      4.5%

      A one percentage point increase in the assumed health care trend rates for each future year would have increased the aggregate service and interest cost components of the net periodic expense by $1.9 million and $4.8 million in 1994 and 1993, respectively, and would have increased the accumulated postretirement benefit obligation by $18.6 million and $40.5 million at December 31, 1994 and 1993, respectively.

      For purposes of measuring life insurance benefits at December 31, 1994 and 1993, increases in compensation levels were assumed to be 2% through 1996 and 4% thereafter.


Other

      As a condition of the purchase of the Company's assets from NSC, NSC agreed to retain liability for pension service and the cost of life and health insurance for employees of the Company's predecessor business who retired through May 1, 1983. NSC also retained the liability for pension service through May 1, 1983, for employees of the predecessor business who became active employees of the Company.

Note 9
POSTEMPLOYMENT BENEFITS

      Effective January 1, 1993, the Company adopted the provisions of SFAS No. 112. This new standard requires the Company to recognize the present value of its obligation to provide certain benefits to former or inactive employees who are not yet eligible for retirement. Liabilities associated with (i) workers' compensation, (ii) severance programs which include medical coverage continuation and (iii) sickness and accident protection, which includes medical and life insurance benefits are the major items comprising the Company's obligation for postemployment benefits.

      Consistent with the basis that was used to measure the Company's accumulated benefit obligations for pensions and retiree health care and life insurance benefits, the interest rate used to discount the accumulated postemployment benefit obligation to present value as of December 31, 1994, increased to 8.5% from 7.5%, the rate used to measure the obligation at December 31, 1993. Other actuarial assumptions and demographic data used to measure this obligation as of December 31, 1994 and 1993, were consistent with those used to measure pension or other postretirement benefits as the case may be.

      Upon determination as of January 1, 1993, of the accumulated postemployment transition obligation, and after considering amounts already accrued, the Company was required to recognize in 1993 a cumulative accounting charge of $4.0 million to fully recognize its postemployment obligation as of January 1, 1993.

Note 10
INCOME TAXES



      Effective January 1, 1993, the Company adopted the
provisions of SFAS No. 109.   The Company previously accounted
for income taxes pursuant to the provisions of APBO No. 11.
Under SFAS No. 109, deferred income tax assets and liabilities are recognized which reflect the future tax consequences of net operating loss and tax credit carryforwards and differences between the tax and financial reporting bases of assets and liabilities. The components of the Company's deferred income tax assets and liabilities are as follows:

                                           December 31,
Deferred tax assets:                     1994        1993

  Net operating loss and tax credit    $92,423     $94,988
    carryforwards
  Deductible temporary differences:
    Inventories                         16,910      13,696
    Property, plant and equipment       17,044      11,619
    Pensions and other long term        19,840      36,499
      liabilities
    Postretirement benefits other      128,221     125,732
      than pensions
    Other deductible temporary          17,240       9,331
      differences
  Valuation allowance                  (42,640)    (50,768)
                                       --------    --------
                                       249,038     241,097
Deferred tax liabilities:
  Accumulated depreciation            (107,975)    (98,092)
Net deferred tax asset                $141,063    $143,005
                                       =======     =======

      As of December 31, 1994, the Company had available, for Federal and state income tax purposes, regular net operating loss carryforwards of approximately $176.2 million expiring in 2006 through 2008; an alternative minimum tax credit of approximately $10.8 million; and general business tax credits of approximately $12.6 million.

      In 1994, as a result of its deferred tax attributes, the Company did not generate any liability for regular Federal income tax purposes; however, after utilization of all available alternative minimum tax net operating loss carryforwards of $11.7 million and $1.5 million of available general business credits, the Company recognized a current alternative minimum tax liability of $4.6 million, which amount is included with other current liabilities for financial statement presentation.

      As of January 1, 1993, deferred tax liabilities associated with existing taxable temporary differences exceeded deferred tax assets from future deductible temporary differences, excluding those attributable to SFAS No. 106, by approximately $24.6 million. The recognition by the Company as of January 1, 1993, of the entire transition obligation related to adopting the provisions of SFAS No. 106 resulted in the recognition of a $115.5 million deferred tax asset. Future operating costs under SFAS No. 106 are expected to exceed deductible amounts for income tax purposes for many years. In addition, under current Federal tax regulations, should the Company incur tax losses in future periods, such losses may be carried forward to offset taxable income for a period of up to 15 years. Based upon the length of the period during which the SFAS No. 106-generated deferred tax asset can be utilized and the Company's expectations regarding its ability to generate taxable earnings over the long term, the Company believes that it is more likely than not that future taxable income will be sufficient to fully offset these future deductions. The Company believes its potential to generate sustained taxable earnings over the long term and its ability to further utilize existing net operating loss carryforwards and tax credits is supported primarily through the future productivity benefits of its recent capital improvement program and current business strategy which calls for certain cost reductions and other opportunities. Under its capital improvement program, which was substantially completed in 1992, the Company spent in excess of $550 million to upgrade its steelmaking and hot rolling facilities. As a result of the program, the Company's enhanced production capabilities have allowed it to achieve significant operating efficiencies, including improving its overall yields from liquid steel to finished production and expanding its potential sheet market to more than three times the size of its previous potential market. Manpower reductions and improved operating practices have also increased the Company's productivity; and in the first quarter of 1994, it entered into collective bargaining agreements which, among other things, limit the Company's exposure to increased costs of providing health care to its workforce while providing increased medical coverages.

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

      The Company believes its ability to utilize its deferred tax attributes in the near term will be favorably affected by its capital improvement program and business strategy. In addition, certain tax planning strategies that include, but are not limited to, changes in methods of depreciation for tax purposes, adjustments to employee benefit plan funding strategies, and potential sale lease-back arrangements, could be employed to avoid expiration of the attributes.

      In August 1994, the Company publicly sold 15.0 million shares of common stock and the Pension Plan publicly sold 4.55 million shares of the Company's common stock. Under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), certain ownership changes may substantially limit or prohibit the utilization of certain tax attributes subject to the carryforward provisions under the Code. In order for the Company to conclude that the utilization of its tax attributes would not be limited as a result of the public offerings, the Company applied to the Internal Revenue Service ("IRS") for appropriate rulings to that effect. In the December 1994, the IRS issued favorable rulings to the Company.

      Notwithstanding the Company's expectations as to its ability to fully utilize its deferred tax attributes and the receipt of the rulings from the IRS, since it adopted the provisions of SFAS No. 109, the Company has conservatively had since January 1993 a valuation allowance that reduces the carrying value of its deferred tax attributes. During 1994 and 1993, the Company recognized adjustments to its valuation reserve that resulted in net carrying values for the components of its deferred taxes proportional to those established as of the adoption date.

      The elements of the Company's deferred income taxes associated with its results before extraordinary items and cumulative effect of accounting changes for the years ended
December 31, 1994 and 1993, respectively, along with the allocation of deferred taxes to other income statement items are as follows:

                                           1994         1993
Current income tax (provision) benefit:
  Federal                                 $ (4,579)     $  -
Deferred income tax (provision) benefit:
  Federal                                 $(10,242)     $21,421
  State                                     (1,694)       2,248
  Valuation allowance                        9,061      (10,397)
    Income tax (provision) benefit          (7,454)      13,272

Other components of the Company's
  total income tax benefit are
  allocated to the consolidated
  statements of income as follows:
Def. income tax benefit allocated to           933        1,536
  extraordinary item
Def. income tax benefit allocated to           -        128,197
  cumulative effect on prior years
  of accounting changes
    Total income tax (provision)benefit   $ (6,521)    $143,005
                                           =======      =======

      The total income tax provision recognized by the Company in 1994 reconciles to that computed under the Federal statutory corporate rate as follows:

                               Income before   Extraordinary    Total
                               income taxes      item
---------------------------------------------------------------------
Federal income tax             $(14,821)         $1,675      $(13,146)
  (provision) benefit comp.
  at statutory rate of 35%
State income taxes net of        (1,694)            191        (1,503)
  Federal income tax effect
Valuation allowance               9,061            (933)        8,128
                                --------          -------     --------
                               $   (454)         $  933      $ (6,521)
                                ========          =======     ========


During August 1993, the statutory rate applicable to Federal income taxes increased to 35% from 34% retroactive to January 1, 1993, thereby increasing the realizable value of the Company's unutilized deferred tax assets. As such, the total income tax benefit recognized by the Company in 1993 reconciles to that computed under the Federal statutory corporate rate as follows:

                       Loss before   Extraordinary  Cumulative effect    Total
                       income taxes      item        of accounting changes
--------------------------------------------------------------------------------
Federal income tax         $19,095      $2,748        $149,450         $171,293
  benefit computed at
  statutory rate of 34%
State income taxes           2,248         324          17,582           20,154
  net of Federal income
  tax effect
Effect of retroactive        2,326         -              -               2,326
  change in Federal
  statutory rate to 35%
  and other adjustments
Provision for valuation    (10,397)     (1,536)        (38,835)         (50,768)
  allowance                --------     --------       -------           -------
                           $13,272      $1,536        $128,197         $143,005
                           ======      ======         =======          =======

      As noted above, prior to January 1, 1993, the Company accounted for income taxes in accordance with APBO No. 11. The disclosures regarding the Company's income taxes as of and for the year ended December 31, 1992 are as follows:

                                                      1992
Income tax benefit:
  Federal                                            $1,779
  State                                               2,984
                                                      -----
   Total income tax benefit                          $4,763
                                                      =====
Sources of deferred income taxes:
  Depreciation                                      $18,964
  Inventories                                          (508)
  Pension                                              (536)
  Effect of net operating losses on def. taxes      (20,174)
  Other                                               2,254
                                                     -------
    Total deferred income taxes                     $   -
                                                     =======

The income tax benefit differs from that computed under the applicable Federal statutory corporate rate as follows:

  Federal statutory rate                              $13,898
  State income taxes, net of Federal inc.tax effect     2,984
  Limitation on utilization of net operating
    loss carrybacks                                   (12,119)
                                                       ------
    Total income tax benefit                          $ 4,763
                                                        =====

Note 11
REDEEMABLE STOCKS

      In June 1989, the Company sold 1.8 million shares of the Series A Preferred to the 1989 ESOP, which financed the purchase by issuing to the Company a $26.1 million promissory note, payable ratably over a ten-year period. Each share of Series A Preferred is convertible at any time into one share of common stock, subject to adjustment, is entitled to ten times the number of votes allotted to the common stock into which it is convertible, and has a preference on liquidation over common stock of $5 per share. The Series A Preferred has no preference over common stock as to dividends. The Series A Preferred is not intended to be readily tradable on an established market. Accordingly, shares of Series A Preferred distributed to 1989 ESOP participants following termination of service will be subject to a right, exercisable for limited periods prescribed by law, to cause the Company to repurchase the shares at fair value. The Company also has a right of first refusal upon proposed transfers of distributed shares of Series A Preferred which it has agreed, to the extent it is permitted, to exercise and to contribute or sell reacquired shares to the 1989 ESOP. In 1994, the 1989 ESOP was amended to provide that shares of Series A Preferred reacquired by the 1989 ESOP be reallocated annually among active employee participants on a per capita basis. If not repurchased by the Company or reacquired by the 1989 ESOP, shares of Series A Preferred automatically convert into common stock upon transfer by a distributee.


      In October 1991, the Company issued 0.5 million shares of the Series B Preferred to Cleveland-Cliffs Inc for a purchase price equal to the aggregate redemption amount of $25 million. The Series B Preferred was entitled to annual dividends of $6.25 per share. The Company redeemed all the Series B Preferred in September 1994. In connection with the original stock issue, the Company entered into a supply agreement with a subsidiary of Cleveland-Cliffs to furnish the Company with the major part of its iron ore pellets for a twelve-year period which began in 1992 and was extended through 2005.


Note 12
STOCK PLANS


      The Company has a stock option plan (the "1987 Stock Option Plan") which provides for 750,000 shares of the Company's common
stock to be available for the granting of options.   Options
covering 501,000 shares were granted in 1994 at an exercise price of $8.69 per share, which equaled the fair value of such options on their date of grant. Generally, the options granted in 1994 are exercisable in one-third increments commencing on October 1, 1996, with an additional one-third of the options becoming exercisable on each of October 1, 1997 and 1998. No stock options were granted in 1993 or 1992. Options covering 180,000 shares were granted for periods prior to 1992 under employment contracts with certain executive officers at an exercise price of $8.33 per share. All such options remain outstanding and exercisable. Options granted under the 1987 Stock Option Plan are exercisable for a maximum of ten years following the date of grant.

      There were 69,000 shares available for future grant at December 31, 1994.

      Activity under the 1987 Stock Option Plan is summarized below:

                                   1994       1993       1992
Options outstanding at beginning
  of period                       240,000    240,000  240,000
Granted                           501,000       -        -
Repurchased                       (60,000)      -        -
Exercised                            -          -        -
Outstanding at end of period      681,000    240,000  240,000
Exercisable at end of period      180,000    240,000  230,000
Available for future grant         69,000    510,000  510,000

      In October 1989, the Company registered 1.5 million shares of its common stock to be offered over a five-year period beginning January 1, 1990, to eligible employees through payroll
deductions under its 1989 Employee Stock Purchase Plan.   In
October 1994, the Company registered 5.0 million shares of its common stock to be offered over a five-year period beginning January 1, 1995, to eligible employees under its 1994 Employee Stock Purchase Plan.
The 1994 Employee Stock Purchase Plan requires stockholder approval. If such approval is not obtained, the 1994 Employee Stock Purchase Plan will be terminated and any amounts accumulated through payroll deductions will be returned to the employees.

      During 1991, the Company adopted a deferred compensation plan to permit members of its Board of Directors to receive shares of common stock in lieu of cash payments for total compensation or a portion thereof for services they provided.

      Both the 1989 Employee Stock Purchase Plan and the Directors' Deferred Compensation Plan provide for respective participants to purchase the Company's common stock at 90% of the lesser of the stock's average trading price at the beginning or the end of each year. At December 31, 1994, 240,086 shares valued at approximately $1.4 million were issuable in accordance with the Employee Stock Purchase Plan. These shares were issued during February 1995. At December 31, 1994, 107,954 shares valued at $0.6 million were issuable to the Directors who selected deferred compensation.
The 1994 Employee Stock Purchase Plan provides for participants to purchase the Company's common stock at 85% of the lesser of the stock's closing price at the beginning or the end of each year.


Note 13
ESOP FINANCING

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

      Effective November 1, 1990, the 1989 ESOP entered into a refinancing, which was guaranteed by the Company, under which $19 million of 9.0% ESOP notes were sold to certain institutional investors. Following this refinancing, the net interest expense component of the Company's ESOP contribution was included in interest expense.

      In connection with the Company's public sale of $140 million of its senior notes in March 1993, the Company purchased the balance of the outstanding 9.0% senior ESOP notes which had been reduced to the principal amount of $14.1 million. Following this purchase, the Company was reestablished as the sole lender to the 1989 ESOP and, as such, the ESOP note interest income and expense are offset within the Company's net financing costs.


Note 14
EARNINGS PER SHARE

      The weighted average number of common and common equivalent shares used in the calculation of the income (loss) per share was 34,469,921, 26,472,907 and 24,914,026 for the years ended
December 31, 1994, 1993 and 1992, respectively. The shares of
Series A Preferred were excluded from the 1993 and 1992 calculations due to their antidilutive effect. The assumed exercise of stock options would not result in significant dilution in those periods.

      If the offering of the Company's common stock had taken place on January 1, 1994 and the net proceeds therefrom along with $32.3 million of the Company's available cash on hand had been used as previously described, the net income for the year ended December 31, 1994, would have increased to $40.2 million. Accordingly, the respective net results per share applicable to common stock would have been net income of $0.92 per share.


Note 15
COMMITMENTS AND CONTINGENCIES

      The Company, in the ordinary course of business, is the subject of, or party to, various pending or threatened legal and environmental actions. The Company believes that any ultimate liability resulting from these actions will not have a material adverse effect on its financial position or results of operations.
      In October 1991, the Company entered into an iron ore pellet supply agreement with a subsidiary of Cleveland-Cliffs Inc to provide the majority of tonnage needed beginning in 1992 and extending through 2005.

      In July 1993, the Company entered into an agreement with USX Corporation to purchase blast furnace coke during the remainder of 1993 through December 1996. The agreement provides for tonnages of 750,000 per calendar year in 1994 through 1996, or the actual annual requirements of the Company if less than the stated amount. The price is to be the prevailing market price (subject to a ceiling and floor) for blast furnace coke determined each October prior to the delivery year.

      On August 9, 1994, the Circuit Court of Hancock County, West Virginia approved the settlement Godich, et al. v. Elish, et al., and Godich, et al. v. Willkie Farr and Gallagher, et al., stockholder derivative actions upon the payment to the Company by National Union Fire Insurance Company of Pittsburgh, Pennsylvania, the insurer of the Company's Directors and Officers liability policy of $6.2 million. After deduction of plaintiff's attorney's fees and expenses and expenses attributable to the prosecution and defense of the action, the proceeds to the Company were $2.2 million.



Note 16
LINE OF BUSINESS INFORMATION

      The Company operates a single line of business, the making and finishing of steel products including carbon sheet and tin products. In 1994, no single customer accounted for 10% or more of net sales. During 1993 and 1992, one customer accounted for 11% and 12% of net sales, respectively.


Note 17
DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS AND
SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

      The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Short Term Investments
      The carrying amount approximates fair value because of the short maturity of those investments.

Redeemable Preferred Stock
      The fair value of the Series A Preferred Stock was determined based upon an independent appraisal performed as of December 31, 1994 and 1993. The fair value of the Series B Preferred Stock at December 31, 1993, was estimated based upon quoted market prices for similar issues.

Long Term Debt
      The fair values of the Company's long term debt obligations are estimated based upon quoted market prices.


The estimated fair values of the Company's financial instruments are as follows at December 31, 1994 and 1993, respectively:

                                1994              1993
                        Carrying   Fair     Carrying  Fair
                        Amount     Value    Amount    Value
Cash and short term      $62,905  $62,905    $89,002  $89,002
  investments

Redeemable preferred
  stock:
  Series A                25,687   15,900     25,954   11,122
  Series B                  -        -        24,579   25,000

Long term debt           394,505  392,526    495,252  516,378


Significant Group Concentrations of Credit Risk

      As of December 31, 1994 and 1993, the Company had trade receivables outstanding of $12,756 and $18,958, respectively, from customers who had been acquired in leveraged transactions.


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

            The Company's independent auditors, Arthur Andersen
LLP, audit its financial statements in accordance with generally accepted auditing standards. The report of the independent auditors is included in this report.

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


/s/ Herbert Elish
Herbert Elish
Chairman & Chief Executive Officer

/s/ Richard K. Riederer
Richard K. Riederer
President, Chief Operating Officer &
Chief Financial Officer


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Weirton Steel Corporation:

            We have audited the accompanying consolidated balance sheets of Weirton Steel Corporation (a Delaware corporation) and subsidiary as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

            In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Weirton Steel Corporation and subsidiary as of December 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

            As discussed in Notes 8, 9 and 10 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for postretirement benefits other than pensions, postemployment benefits and income taxes.


                                    /s/ Arthur Andersen LLP
                                        Arthur Andersen LLP

Pittsburgh, Pennsylvania
January 24, 1995




SELECTED FINANCIAL AND STATISTICAL DATA

Dollars in millions, except per share data

                                1994        1993        1992     1991     1990
--------------------------------------------------------------------------------
Net sales                       $1,261     $1,201    $1,079    $1,036    $1,191
Operating expenses               1,212      1,204     1,079     1,083     1,173
Depreciation                        46         49        39        34        29
Taxes on income                    7.5      (13.3)     (4.8)      (4)       0.8
Profit sharing                    17.6         -         -         -         -
Contribution to ESOP                 3          3         3         3         2
Net income (loss)                 35.2     (229.2)    (31.8)    (74.7)      0.3
Net income (loss) per
common share                      0.95      (8.78)    (1.40)    (3.49)     0.01
Total assets                     1,231      1,241     1,005     1,038       965
Additions to property,
plant, and
equipment                          112         14        45       114       182
Long term debt                     395        495       491       503       397
Redeemable preferred
stock, net                          14         37        34        31         4
Working capital                    258        262       238       273       265
Cash dividends declared
per common share                   -           -          -        -       0.64
Number of common shares
outstanding
at year end, in 000's           41,654     26,338    26,211    24,013    19,949
Number of preferred
shares outstanding
at year end, in 000's            1,767      2,282     2,296     2,298     1,799
Stockholders' equity
(deficit)                          149        (1)       231       257       317
Stockholders' equity
per common share                  3.57      (.05)      8.82     10.72     15.87
------------------------------------------------------------------------------


SELECTED QUARTERLY FINANCIAL DATA
(Unaudited)
                 Quarterly periods in 1994           Quarterly periods in 1993
                 -------------------------------------------------------
$ in millions,    4th     3rd     2nd    1st    4th    3rd    2nd    1st
ex.per share data
------------------------------------------------------------------------------
Net sales         $304    $296    $336  $325     $301   $301   $301  $298
Gross profit        34      30      23    37       33     23     21    18
Operating profit
(loss)              25       4       3    17       15      1     (1)  (18)
Net income
(loss)              18      (4)     18     3        4    (10)   (11) (212)
Net income
(loss)per share:
On common stk
prior to
accting changes    .41    (.15)    .63   .07      .11   (.40)  (.46) (1.24)
Cumulative eff.
of accnt changes    -     -      -      -         -      -      -    (6.79)
                  ------  ------  ------  ------   ------ ------ ------ ---
Net income
(loss)per share
of common stock    .41    (.15)    .63   .07      .11   (.40)  (.46) (8.03)

---------------------------------------------------------------------------


WEIRTON STEEL CORPORATION
BOARD OF DIRECTORS

Michael Bozic+
President and CEO
Hills Stores Company,
Canton, Massachusetts

James B. Bruhn                                 Harvey L. Sperry+
Executive Vice President Commercial            Partner,
Weirton Steel Corporation                      Willkie, Farr &
Weirton, West Virginia                         Gallagher
                                               New York, New York
Robert J. D'Anniballe, Jr.*
Partner,                                       Thomas R.
Sturges*+
Alpert, D'Anniballe & Visnic                   Executive Vice
Weirton, West Virginia                         President, The
                                               Harding Group
                                               Greenwich, CT
Herbert Elish*+
Chairman and Chief                             David I.J. Wang*+
Executive Officer                              Former Executive
Ex Officio Member of Committees                Vice President
Weirton Steel Corporation                      International
Paper
Weirton, West Virginia                         Company
                                               Naples, Florida
Mark G. Glyptis*
President, Independent Steelworkers Union
Weirton, West Virginia

Gordon C. Hurlbert+
President and CEO
GCH Management Services, Inc.
Pittsburgh, Pennsylvania

Phillip A. Karber*+
Corporate Vice President and Director
Center for Technology and Public Policy Research
BDM International, Inc.
McLean, Virginia

Richard K. Riederer
President, Chief Operating Officer
and Chief Financial Officer
Weirton Steel Corporation
Weirton, West Virginia

Richard F. Schubert+
President and CEO
The Points of Light Foundation
Washington, D.C.

*Member of Audit Committee
+Member of Compensation Committee

EXECUTIVE OFFICERS OF THE COMPANY
The executive officers of Weirton Steel Corporation as of March
15, 1995 were as follows:

Herbert Elish,
Chairman of the Board and
Chief Executive Officer

Richard K. Riederer
President, Chief Operating Officer
and Chief Financial Officer

James B. Bruhn
Executive Vice President -
Commercial

Craig T. Costello
Executive Vice President -
Operations

William C. Brenneisen
Senior Vice President -
Human Resources

Thomas W. Evans
Vice President
Materials Management

David M. Gould
Vice President
Economic Development

William R. Kiefer
Vice President
Law and Secretary

Mac S. White, Jr.
Vice President
Engineering

Narendra M. Pathipati
Treasurer

Earl E. Davis, Jr.
Controller

ESOP INFORMATION

Inquiries about Employee Stock Ownership Plan accounts should be directed to Weirton Steel Corporation ESOP Administrator, at the
Executive Offices.


STOCKHOLDER INFORMATION

Additional copies of this Annual Report or reports filed with the Securities and Exchange Commission and copies of the Company's quarterly reports to stockholders can be obtained by writing to:

Investor Relations
Weirton Steel Corporation
400 Three Springs Drive
Weirton, West Virginia 26062-4989
Telephone (304) 797-2728

NOTICE OF ANNUAL MEETING

A notice of the annual meeting and proxy statement and a proxy voting card as well as a copy of the current Annual Report will be mailed to each stockholder prior to the meeting.

EXECUTIVE OFFICES

Weirton Steel Corporation
400 Three Springs Drive
Weirton, West Virginia  26062-4989
Telephone (304) 797-2000

STOCK TRANSFER AGENT AND REGISTRAR

The Company's transfer agent and registrar for its common stock is Society National Bank of Cleveland, Ohio. Stockholders wishing to transfer their shares of the Company's common stock to someone else or to change the name on a stock certificate should contact the Shareholder Communications Department, Society National Bank, 2073 E.9th Street, P.O. Box 6477, Cleveland, Ohio 44101-1477, Telephone (216)737-5745 for assistance. Changes of address or questions regarding stockholder accounts should also be directed to the Shareholder Communications Department.

INDEPENDENT AUDITORS

The Company's independent auditors are Arthur Andersen LLP, 2100
One PPG Place, Pittsburgh, Pennsylvania 15222.