Form 10-K, Exhibit 13
period 1995-12-31
WEIRTON STEEL CORP
filed 1996-03-29
CIK 849979

Weirton Steel Corporation 1995 Annual Report  Exhibit 13.1
--------------------------------------------
Weirton Steel Corporation
400 Three Springs Drive
Weirton, WV 26062-4989
(304) 797-2000

The Corporation
Weirton Steel Corporation, a major integrated steel producer, was formed in 1982 for the purpose of acquiring the assets of the Weirton Steel Division of National Steel Corporation. On January 11, 1984, the Company completed the acquisition in a transaction financed through an Employee Stock Ownership Plan. The Company and its predecessors have operated as an integrated steel producer in the Weirton, West Virginia, area since 1909. All operating units are situated at the Weirton location and have an annual raw steel production capacity of approximately 3 million tons. The Company produces flat rolled carbon steels in sheet and strip form. These products are sold chiefly as hot rolled, cold rolled or coated products, including hot dipped and electro-galvanized steels and tin mill products. Food and beverage cans, general packaging, pipe and tube, service centers, construction and shipping containers are the major market sectors supplied by the Company.
Product development and manufacturing process research is conducted at the Weirton Technology Center (WEIRTEC registered trademark) in Weirton, West Virginia.
Weirton's common stock is listed and traded on the New York Stock Exchange under the symbol WS.

About the Cover
The 'SERV#1CE' symbol was designed after Weirton Steel, in 1995, was ranked best in customer service in a nationwide survey of steel buyers. The symbol also means that service is a strategic priority at Weirton. It is helping us to win orders in today's more demanding steel market, where many customers prefer suppliers who will work with them in areas such as inventory control and technical support. The story of how Weirton uses service for competitive advantage begins on page 5.

Contents
Financial and Operating Highlights                1
Letter from the President and CEO                 2
Special Section                                   5
Financial Index                                  14
Board of Directors and Officers                  45
Stockholder Information                          45


Financial and Operating Highlights
(Dollars in thousands)         1995                1994
Net sales                $1,351,711          $1,260,864
Operating income             99,843              48,534
Extraordinary item           (6,718)             (3,851)
Net income                   48,356              35,161
Working capital             340,303             258,459
Working capital ratio         2.3:1               2.0:1
Long term debt              407,869             394,505
Number of common shares
outstanding at year end  42,014,115          41,654,065
Number of preferred
shares outstanding
at year end               1,729,442           1,766,639
Capital expenditures(1)      52,358             112,067
Depreciation                 54,699              46,309
Tons raw steel produced   2,838,800           2,721,600
Tons steel shipped        2,718,000           2,606,200
Number of employees
at year end                   5,627               5,565

(1) Includes expenditures of $2.9 million and $74.6 million in 1995 and 1994, respectively, for the rebuild of No. 9 tandem mill due to fire damage.


Letter to Shareholders

I am pleased to write to you for the first time in my capacity as Chief Executive Officer of Weirton Steel.
The year 1995 was a year of significant achievement at the Company. We started the year at a great disadvantage, largely as a result of the damage caused by the 1994 fire at our No. 9 tandem mill, where the majority of coils for our tin mill products are produced. Nevertheless, the tireless efforts of everyone associated with the rebuild of that mill helped us to recover our lost tin mill production and to post satisfactory results for the year.
Net income for 1995 was $48.4 million, or $1.10 per common share, versus $35.2 million, or $0.95 per common share in 1994. These results were driven by revenues of $1,351.7 million, 7.2% more than in 1994, and overall shipments of 2,718,000 tons, a slight increase over 1994, when we shipped 2,606,200 tons. Profitability also benefited from insurance recoveries related to the fire.
Despite our positive performance in 1995, we must not lose sight of the fact that the steel industry operates in a commodity-driven, fiercely competitive global market. In order for Weirton to succeed in this environment, it is crucial that we adhere to a strategy that will help us remain competitive far into the future.
In that strategy, Weirton must be a global provider of integrated steel products; it must exploit its competitive advantages, strive to be the low-cost producer in the industry and develop new products and markets. Moreover, all of this must be done while providing the highest level of service to our customers. This won't be easy. The marketplace in which we compete requires us to remain totally focused upon and committed to constant improvements in operations and market reach.
In 1995 there were numerous developments that will contribute to the successful implementation of our strategy:
        Our on-time delivery performance improved significantly and was higher than it has ever been, increasing by 44%; and Weirton was ranked number one in service by the 1995 Steel Customer Satisfaction Report. In recognition of this outstanding track record, the Company's order rate was at a high level throughout 1995 and promises to remain at that level well into 1996.
        We continued to gain market share in tin mill products. Our share at the end of 1995 was close to historic levels, a dramatic improvement over where we were at the end of 1994 as a result of the fire at the No. 9 tandem mill. We believe that we will continue to gain additional market share in 1996 in tin mill products. The rapid progress that Weirton has made in this area is a testament to our customers' high regard for our tin mill products.

Our mills operated at maximum productivity and efficiency in 1995, setting records for yields in all product areas. A record level of prime shipments was attained in 1995, accompanied by production records at the blast furnaces, continuous caster, and the hot strip mill.
Exports were higher in 1995 than at any other time in our history. We consider globalization to be crucial to maintaining and expanding our competitiveness in the steel industry. As such, we have sought to establish a presence and valuable partnerships in selected areas throughout the world with the objective of expanding the marketing of our products and the sourcing of materials for our operations.
The solid foundation that we have today at Weirton was developed under the strong guidance of Herb Elish, who retired as Chairman and Chief Executive Officer on December 31, 1995. During his eight-year tenure, Herb oversaw the modernization of Weirton into a leading integrated steel producer. On behalf of everyone associated with Weirton, I would like to thank Herb for his commitment to and leadership of the Company.
On January 25, 1996, the Company announced that Richard R. Burt, Chairman of International Equity Partners, LLP, will become Chairman of the Board of Directors on April 1, 1996.
Weirton's Board also elected three other new directors in 1995:
Ronald C. Whitaker, President and CEO of EWI, Incorporated; Robert
S. Reitman, Chairman, President and CEO of The Tranzonic Companies; and Joseph J. Nowak, former Vice Chairman of Armco Incorporated. Each of these individuals brings a new perspective and dimension of experience to Weirton.
I look forward to working with Weirton employees to ensure that Weirton Steel will continue to thrive at this promising, yet challenging, time in our existence.
Increasing shareholder value is generally recognized as one of the most significant corporate objectives. I want to assure all shareholders of this Company that the focus of this management team will be to increase total shareholder value, and we will work to this end each and every day.
Richard K. Riederer
President and Chief Executive Officer
March 4, 1996


The Road to the Top
At a time when customer service has become a key source of competitive advantage in the steel industry, Weirton Steel is emerging as a service leader. Weirton was ranked number one in service in the 1995 Steel Customer Satisfaction Report published by Jacobson & Associates. Our 97% satisfaction rating was four points above any other integrated producer, and 13 points above the largest minimill. The nearly 900 steel buyers in the Jacobson survey also said that service weighs heavily in the buying decision, almost as much as quality. Weirton received good marks in this area as well. But the customer votes that really mattered were the ones showing up on the Weirton order books. In 1995, Weirton set a new company record for prime shipments. We grew our accounts with many large customers and won long-term contracts for the future. And what swung the deal, in many cases, was our ability to provide services such as technical support and flexible, responsive delivery. Smart buyers no longer chase the lowest price per ton. They seek a 'total package' of product and services that will add value to their own products and help them control their total cost of using steel. John Jacobson, the consultant whose firm did the 1995 survey, predicts that 'incremental profit opportunities will be greatest' for suppliers perceived as offering such a package. Thus, while Weirton continues to cut costs, the big news is how we are differentiating ourselves with services that customers value highly. In today's steel industry, this is a major route to shareholder value.

Technology Where It Counts
Customers today put steel through paces not dreamed of in the past, cutting and forming precise shapes at lightning speeds. A slight change in the properties of the steel, or a slight adjustment to a machine, can make a production line sing or scream to a halt. Technical support is crucial, and Weirton excels in several areas. We respond rapidly: When a canmaker's line went down last fall, we put a team of four specialists on a plane overnight to solve the problem. We are proactive: At Ball Corporation, quality supervisor Dave Maple talks of the many production problems 'that never happened because Weirton reps were in here catching them early.' At our own mill, we use the new computer-based IMIS (Integrated Manufacturing Information System) and are adding L&IS (Logistics & Integrated Scheduling) systems to manage order flow, reduce lead times, and ensure on-time deliveries. Our WEIRTEC research center is a laboratory for customers' new products. Canmakers use our FEA (Finite Element Analysis) software to predict the behavior of tin mill products in complex shapes, then employ our pilot can lines and tooling to hone the production process. Technology-based service is a competitive advantage that does not require major investment. The objective is to apply technology in ways that make a quantifiable difference for customers.

What Steel Buyers Want
'Of all the sales reps who called on us, only one came in here and talked about width and gauge control. We thought, 'This guy really knows our mill,' says Ted Grodhaus, Vice President for Pipe Products at Skyline Steel Corporation in Atlanta. The rep was Weirton's Ron Zumer. Skyline a major new maker of spiralweld pipe now buys over 40% of its carbon plate from Weirton. 'Service starts with the opening exchanges of the first conversation,' confirms Bill Cooper, Director of Customer Assurance and Technical Services at Weirton. He adds, 'We're not just selling a product. We're selling a mix of our product and the customers' processes.' Service is the art of making that mix work. It means not just broadly promising 'quality' steel, but knowing which aspects of quality need to be emphasized in each case (such as width and gauge for spiralweld pipe). It means not just boasting of on-time delivery percentages, but delivering in a pinch. It means not just providing day-to-day technical service, but working with customers to develop new applications for steel. Service at Weirton is a company-wide effort to assure that our steel performs for those who use it.

Building Long-Term Relationships
In 1995, Weirton and a processing partner won a new three-year contract to supply 100% of the tin plate for a large oil filter plant. Here in Weirton, where eight long-time customers have plants, we signed a one-year contract to supply 60% of the hot rolled steel used by the Signode plant up from 20% in the past. Quarterly and spot orders from other major customers ran high despite strong competition from foreign mills and minimills. 'Service is what builds these relationships and keeps them tight,' says Carl Chiarenza, General Manager for Product Sales and Service at Weirton. Responsive delivery and timely order status are key service items in an age when customers are cutting inventories and cycle times. At Wheatland Tube Company in Sharon, Pa., Purchasing Director Bill Rodemoyer says, 'We try to maintain a flexible, fluid operation, and we know that Weirton will bend over backward to get us the steel we need at any time.' Rodemoyer also likes our technical support because technical reps visit Wheatland for monthly quality reviews. Weirton mill operators exchange tips with the shop floor at Wheatland. Weirton sales reps 'know their stuff,' Rodemoyer says. His bottom line on us:
'Whatever you need, they'll jump right on it. You can go home at night feeling good.'

Targeting Growth Markets
'We are reversing the old trend,' says Len Jenkins, Director of the WEIRTEC R&D center. 'For years other materials displaced steel; now you will see steel displacing other materials.' Jenkins passes around one of our new steel beverage cans. It feels as light as an aluminum can. It has been lightweighted to 22 grams, which should give it a distinct cost advantage over aluminum. Steel supplies about half of the beverage can market in Europe, and Jenkins - recruited to WEIRTEC three years ago from England's Metal Box PLC
- thinks steel will be a serious competitor in the U.S. beverage can market. Talks are under way with major canmakers and soft drink firms to bring the new can to market. Weirton is partnering with customers and end-users to successfully market many new products, from specialty containers and coated steels to value-added products for residential construction. These developments fit in well with Weirton's growth strategy. Jim Bruhn, Executive Vice President-Commercial at Weirton, describes the strategy as follows:
'Identify the market segments and customers we want to serve over the long run, then form alliances with those people and with their customers. Provide delivery, quality, new applications all the things that create value at every step downstream. In short we will grow as a high-value, service-oriented provider, as distinct from a commodity supplier.'

Financial Contents
Management's Discussion and Analysis               15
Consolidated Statements of Income                  21
Consolidated Balance Sheets                        22
Consolidated Statements of Cash Flows              23
Statements of Changes
in Stockholders' Equity                            24
Notes to Consolidated Financial Statements         26
Management Responsibility Statement                43
Report of Independent Public Accountants           43
Selected Financial and Statistical Data            44
Board of Directors and Officers                    45
Stockholder Information                            45


Management's Discussion and Analysis
Weirton Steel Corporation
of Financial condition and Results of Operations

BACKGROUND
This discussion and analysis of Weirton Steel Corporation's (the
'Company') financial condition and results of operations should be read together with the consolidated financial statements and notes thereto, which begin on page 21.

The Company is a major integrated producer of flat rolled carbon steels with major product lines consisting of sheet and tin mill products. Sheet products include hot and cold rolled and both hot-dipped and electrolytic galvanized steels. Tin mill products include tinplate, chrome coated and black plate.

In April 1994, the Company's No. 9 Tandem Mill (the 'No. 9 Tandem') sustained major damage from a fire which occurred while the unit was undergoing maintenance. This cold rolling facility had traditionally supplied approximately 70% to 80% of the coils required by the Company's tin and chrome plating operations. The Company began rebuilding and repair operations immediately to restore the No. 9 Tandem. Startup operations began early in the fourth quarter of 1994 and the Company resumed normal operations in late 1994. While the No. 9 Tandem was out of service during 1994, the Company increased the cold rolling output of its remaining facilities. The Company also compensated for the reduction in cold rolling capacity by increasing its sales of hot rolled products, however; that product line generally provides lower profit margins than more highly processed products such as tin and chrome plate.

RESULTS OF OPERATIONS
1995 COMPARED TO 1994:
Net income in 1995 was $48.4 million or $1.10 per common share compared to $35.2 million or $0.95 per common share in 1994. The 1995 and 1994 results included a pretax provision for employee profit sharing of $24.2 million and $17.6 million, respectively.

The 1995 and 1994 results included favorable adjustments for business interruption and property damage insurance recoveries. The Company received $44.7 million for property damage and $20.0 million for business interruption in 1994 related to the No. 9 Tandem. The Company settled its claims related to the No. 9 Tandem in 1995 and received additional proceeds of $9.0 million for property damage and $34.0 million for business interruption. In addition, the Company's business interruption claim stemming from an outage at its hot strip mill in March 1991 was settled for $7.5 million in 1995. Net income for 1995 also included a $6.7 million extraordinary loss on the early extinguishment of debt while 1994 results included a similar loss of $3.9 million. Excluding these nonrecurring items, and the resulting effect on the provision for employee profit sharing, net income for 1995 would have been $24.2 million or $0.55 per common share compared with a loss of $5.3 million, or $0.22 per common share for 1994.

Following the fire that damaged the No. 9 Tandem, the Company adjusted its production during the balance of 1994 to a product mix more heavily comprised of hot rolled and coated sheet products, while tin mill product shipments were decreased significantly. The shift from tin mill products to sheet products resulted in the realization of lower average selling prices during the period in which the No. 9 Tandem was not in service. Average selling price per ton in 1995 improved, as the Company resumed normal operations and achieved a more traditional product mix, which contributed $16.7 million in higher revenues in 1995 compared to 1994.

The resumption of the Company's normal operating configuration in 1995 had a significant effect on its volume of shipments, as well as its product mix compared to 1994. Total shipments in 1995 were 2,718 thousand tons compared to 2,606 thousand tons in 1994 and included the highest level of prime product shipments in the Company's history.

Sheet product shipments decreased 36 thousand tons from 1994 to 1,955 thousand tons in 1995. Revenue generated by sheet products in 1995 was $864.8 million, a decline of $15.7 million from 1994 primarily related to the decreased shipments. In 1995, the Company expanded its marketing efforts in response to demand for its sheet products internationally. As a result, approximately 12% of the Company's sheet product shipments were exported compared to nominal amounts in prior years.

In the second quarter of 1994, in spite of the No. 9 Tandem outage, the Company was able to fill a majority of its orders for its tin mill product customers from inventory on hand. However, during the second half of 1994 the No. 9 Tandem remained out of service and the Company, as expected, lost a portion of its share of the tin mill products market. The Company's expectations were that it would regain its share of the market over a relatively short period of time following the No. 9 Tandem's return to full operations in the first quarter of 1995. Severe weather conditions however, caused the late planting of major food crops in the midwestern states and consequently, the demand for tin mill products to soften in the second quarter of 1995. As a result, the pace at which the Company's share of tin mill products recovered was slower than expected and, although 24.1% higher than in 1994, shipments in 1995 did not reach the level experienced in 1993, the last full year prior to the No. 9 Tandem outage. Revenues from tin mill products increased $106.5 million in 1995 over 1994, of which $89.8 million was attributable to the higher level of shipments and a more favorable product mix. Although demand in 1995 reflected periods of softness, previously negotiated annual selling prices were higher and contributed $16.7 million to the increase in revenues in 1995 compared to 1994.

As a result of the increase in tin mill product shipments and selling prices, offset by lowered sheet product shipments caused by the resumption of a more normal operating configuration, total revenues in 1995 increased 7.2% to $1,351.7 million from $1,260.9 million in 1994.

Cost of sales as a percentage of net sales was 87.3% in 1995 compared to 90.2% in 1994. This improvement resulted from the shift in product mix from sheet products to higher margin tin mill products.

(Dollars in thousands)         1995              1994
Cost of sales            $1,180,053         $1,136,936
Shipments in tons         2,718,000          2,606,200
Cost of sales per ton    $      434         $      436
                           ========           ========

Depreciation expense increased $8.4 million, to $54.7 million in 1995. This increase was the result of increased production, greater overall capital spending and the recognition of a new cost basis for the rebuilt No. 9 Tandem. Capitalized spending for the No. 9 Tandem in 1995 and 1994 was $2.9 million and $74.6 million, respectively.

Interest expense was $42.5 million in 1995, a decrease of $7.5 million from 1994. The decrease resulted from a reduction of approximately $101.1 million in outstanding debt obligations during the fourth quarter of 1994 using available cash and a significant portion of the proceeds of a public offering of the Company's common stock in August 1994.

In June 1995, the Company sold $125.0 million of its 10-3/4% Senior Notes due 2005. The net proceeds of the offering were $121.0 million, of which $118.8 million was used to purchase $30.0 million principal amount of its 11-1/2% Senior Notes and $82.0 million principal amount of its 10-7/8% Senior Notes. As a result, the Company recognized an after-tax extraordinary loss of $6.7 million related to premiums paid to repurchase the notes and the immediate recognition of previously deferred financing costs related to the purchase of the notes. This compares to a similar extraordinary loss of $3.9 million recognized in 1994 resulting from the early repayment of approximately $101.1 million of Senior Debt.

The Company elected for federal income tax purposes not to recognize a new basis for the costs associated with the rebuilt No. 9 Tandem. As such, the 1995 income tax provision reflected principally the reduction of net deductible temporary differences. The 1994 income tax provision included the utilization of regular federal net operating loss carryforwards, a reduction of net deferred deductible temporary differences and a current provision for alternative minimum tax. The 1995 and 1994 provisions were offset by favorable adjustments to the carrying value of the Company's net deferred tax assets.

1994 COMPARED TO 1993:
In 1994, the Company recognized net income of $35.2 million, or $0.95 per common share, compared to a net loss of $229.2 million, or $8.78 per common share in 1993. The net results for 1994 included a pretax favorable adjustment to the carrying value of the damaged No. 9 Tandem of $44.7 million and a pretax provision for employee profit sharing of $17.6 million. The net results for 1993 were reduced by a pretax restructuring charge of $17.3 million and the after-tax cumulative effect on prior years of accounting changes of $179.8 million. The 1994 and 1993 results included after-tax extraordinary losses of $3.9 million and $6.5 million, respectively related to costs associated with the early extinguishment of debt.

Operating and net results for 1994 were adversely affected by the fire that extensively damaged the No. 9 Tandem. Notwithstanding the disruption to the Company's operations caused by the fire, revenues in 1994 of $1,260.9 million for all products combined were $59.8 million, or 5.0%, higher than in 1993. The Company's operating profit of $48.5 million in 1994, which included $20.0 million of insurance recoveries received through the end of 1994 under the Company's business interruption coverage, reflected higher operating costs caused by the No. 9 Tandem outage. Nevertheless, the Company's operating performance in 1994 exceeded that for 1993 when the Company recognized an operating loss of $3.4 million.

The demand for the Company's hot rolled and coated sheet products was strong in 1994. Market conditions and the adjustment by the Company of its product mix after the fire resulted in a record 1,991 thousand tons of sheet product shipments in 1994, an increase of 455 thousand tons, or 29.6%, compared to 1993. Shipments of hot rolled products increased 58% from 1993 levels and, together with a 9% shipping volume increase for coated sheet products, primarily galvanized, contributed $158.0 million in higher revenues in 1994. Average selling prices for sheet products were higher in 1994 than in 1993, adding $52.6 million to revenues. Product mix changes added $17.9 million, bringing the increase in total sheet product revenues to $228.5 million for 1994 over 1993.

In 1994, the Company shipped 615 thousand tons of tin mill products, a decrease of 279 thousand tons, or 31.2%, compared to 1993, reflecting the impact of the outage of the No. 9 Tandem. This caused total tin mill product revenues to decline by $168.7 million in 1994 from 1993. Volume decreases accounted for $175.3 million of the decline, while selling price increases offset the volume decrease to the extent of $9.0 million. Product mix changes also decreased 1994 revenues by $2.4 million from 1993.

Cost of sales in 1994 as a percentage of net sales was 90.2% compared to 92.0% for 1993 and reflected an improvement of $19 per ton in direct production costs over 1993.

(Dollars in thousands)         1994               1993
Cost of sales             $1,136,936         $1,105,558
Shipments in tons          2,606,200          2,430,600
Cost of sales per ton     $      436         $      455
                            ========           ========

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

Interest expense decreased to $50.0 million in 1994 from $52.8 million in 1993 when, in the fourth quarter of 1994, the Company purchased $101.1 million of its Senior Notes using available cash and a significant portion of the proceeds from the August 1994 public offering of common stock. The purchases included the payment of certain premiums and required the recognition of previously deferred financing costs. As a result, the Company had an after-tax extraordinary loss of $3.9 million in 1994. The Company had an after-tax extraordinary loss of $6.5 million in 1993 related to premiums and the immediate recognition of previously deferred financing costs related to indebtedness refinanced with the proceeds from the public sale of its 11-1/2% Senior Notes.

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

In 1993, the Company adopted Statement of Financial Accounting Standards ('SFAS') No. 106, 'Employers' Accounting for Postretirement Benefits Other Than Pensions'; SFAS No. 112, 'Employers' Accounting for Postemployment Benefits'; and SFAS No. 109, 'Accounting for Income Taxes.' The change in accounting under SFAS No. 106 required the Company to recognize a pretax charge of $304.0 million to account for the prior service cost of retiree healthcare and life insurance benefits. The Company also recorded a pretax charge of $4.0 million related to the implementation of SFAS No. 112 and a net income tax benefit of $128.2 million, representing the cumulative effect of the accounting change for income taxes.

LIQUIDITY AND CAPITAL RESOURCES
At the end of 1995, the Company had $131.8 million of cash and cash equivalents compared with $62.9 million at year-end 1994. During 1995, the Company completed a private sale of $125.0 million principal amount of 10-3/4% Senior Notes. The net proceeds of the offering were approximately $121.0 million, of which $118.8 million was used to purchase approximately $30.0 million principal amount of the 11-1/2% Senior Notes and $82.0 million principal amount of the 10-7/8% Senior Notes. The Company exchanged these notes for substantially identical notes which were registered under the Securities Act of 1933.
In addition, during 1995, the Company received approximately $53.0 million related to the settlement of insurance claims.

The Company's capitalization includes three main elements: long term debt obligations, redeemable stock and stockholders' equity as shown below as of December 31, 1995 and 1994:

                             Dec. 31,  % of    Dec. 31,     % of
(Dollars in millions)         1995    Total      1994      Total
Long term debt obligations   $407.9    65%     $394.5       70%
Redeemable stock               15.9     3        14.5        3
Stockholders' equity          198.6    32       149.2       27
Total capitalization         $622.4   100%     $558.2      100%
                              =====   ===       =====     ====

The Company's improvement in its total capitalization and its debt to total capitalization percentage from 1994 to 1995 was primarily due to the net income generated in 1995.

The Company has in place, through a subsidiary, a receivables participation agreement with a group of four banks. The facility, which is AAA rated by Standard & Poor's, provides for a total commitment by the banks of up to $85.0 million, including a letter of credit subfacility of up to $25.0 million. The agreement, as amended, makes the facility available to the Company through April 2000. While no funded participation interests had been sold under the facility as of December 31, 1995, $4.0 million in letters of credit under the subfacility were outstanding. Based upon the Company's available cash on hand as of December 31, 1995, and the amount of cash it anticipates will be provided from operating activities in the near term, the Company expects to have sufficient cash to meet its near-term requirements. As such, it does not expect the subsidiary to sell participation interests to the banks in the near term. As of December 31, 1995, after reductions for amounts in place under the letter of credit subfacility, the base amount available for cash sale was approximately $71.6 million. Additionally, the Company has no scheduled debt repayment until 1998 when its 11-1/2% Senior Notes become due.

The Company had net deferred tax assets, excluding the valuation allowance, which totaled $166.4 million as of December 31, 1995, and represented net operating loss carryforwards and other tax credits and net deductible temporary differences, all of which the Company believes can be used to reduce the Company's cash requirements for the payment of future federal regular income tax. The Company was required in 1995 and 1994 and may be required in future periods to make cash payments for income taxes under federal alternative minimum tax regulations.

INVESTMENT IN FACILITIES
Excluding the cost to rebuild the No. 9 Tandem, capital spending was approximately $49.4 million in 1995 compared to $37.5 million in 1994. The Company spent approximately $2.9 million and $74.6 million in 1995 and 1994, respectively, to rebuild the No. 9 Tandem.

The Company anticipates its spending for capital improvements in 1996 will be approximately $84.6 million, including spending toward a major blast furnace reline that was rescheduled from 1995 to 1996-1997. Other planned capital improvement expenditures for 1996 include approximately $6.6 million for tin mill plating lines and approximately $7.7 million for environmental control. At present, cash provided from operating activities, together with cash on hand, is expected to be sufficient to fund the capital budget and meet any near term working capital requirements. To the extent that near term operating activities do not generate an adequate amount of cash, the Company expects that any cash requirements for capital improvements would be financed from its receivables participation agreement.

ENVIRONMENTAL COMPLIANCE
The Company, as well as its domestic competitors, is subject to stringent federal, state and local environmental laws and regulations, concerning, among other things, waste water discharges, air emission and waste disposal. During the last five years, the Company has spent approximately $11.2 million for pollution control capital projects and expects to spend $7.7 million for such projects in 1996.

Pursuant to agreements entered into by the Company and National Steel Corporation ('NSC') under which the Company acquired its operating assets in 1984, NSC retained liability, including governmental and third-party claims, arising from environmental violations prior to the acquisition. NSC also retained liability for cleanup costs, including third-party claims, related to solid or hazardous waste sites, as long as the sites were not used by the Company in its operations subsequent to the acquisition.

In December 1993, the Company was informed by the West Virginia Division of Environmental Protection ('DEP') that the United States Environmental Protection Agency ('EPA') was considering initiating a 'multimedia' enforcement action against the Company. Multimedia actions involve coordinated enforcement proceedings related to water, air and waste-related issues stemming from a number of federal and state statutes and rules. In October 1995, the Company received a Notice of Violation from the EPA alleging seven violations of DEP regulations for air pollution control, which may result in fines and penalties. Additionally, the EPA has conducted inspections of the Company's facilities regarding waste-related issues. The Company has also met with representatives of the EPA regarding the alleged violations and the Company's environmental compliance as to water, air and waste-related issues. No multimedia enforcement action has been commenced against the Company. At this time, the Company cannot assess the likely outcome of these matters, but believes that any fines and penalties would not be material to its financial position or results of operations.

The Company intends to comply with all legal requirements regarding the environment. New or expanded environmental requirements could increase the Company's environmental cost in the future. Since the effects of future requirements are not presently determinable, it is not possible to predict with a high degree of precision the ultimate future cost of compliance; however, the Company does not believe the future costs of environmental compliance or the cost of current outstanding environmental matters will have a material effect on its financial position, results of operations or on its competitive position with respect to other integrated domestic steelmakers that are generally subject to the same environmental requirements.

Recent Accounting Pronouncements
In March 1995, the Financial Accounting Standards Board ('FASB') issued SFAS No. 121, 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.' SFAS No. 121 requires that the carrying value of long-lived operating assets, when determined to be impaired, be adjusted so as not to exceed the estimated undiscounted cash flows provided by such asset. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of in future periods.

In October 1995, the FASB issued SFAS No. 123, 'Accounting for Stock-Based Compensation'. SFAS No. 123 recommends, but does not require, that companies change their method of accounting for stock-based compensation plans to one that attributes compensation costs equal to the fair value of a stock-based compensation arrangement over the periods in which service is rendered. Companies not electing to change their method of accounting are required, among other things, to provide additional disclosures which in effect restate a company's results for comparative periods as if the new method of accounting had been adopted.

The Company will be subject to the provisions of SFAS No. 121 and SFAS No. 123 in 1996. The Company does not believe that the adoption of either of these accounting pronouncements will have a material effect on its financial position or results of operations.




CONSOLIDATED Statements of Income
Weirton Steel Corporation
                                   Year Ended December 31,
(Dollars in thousands,
 except per share data)             1995         1994        1993
NET SALES                      $1,351,711  $1,260,864  $1,201,093
OPERATING COSTS:
Cost of sales                   1,180,053   1,136,936   1,105,558
Selling, general and
administrative expense             34,440      31,504      32,458
Depreciation                       54,699      46,309      49,113
Provision for profit sharing       24,178      17,581        -
Insurance recoveries              (41,502)    (20,000)       -
Restructuring charge                 -           -         17,340
Total operating costs           1,251,868   1,212,330   1,204,469

INCOME (LOSS) FROM OPERATIONS      99,843      48,534     (3,376)

Adjustment to carrying value
of
damaged facility                    9,000      44,746       -
Interest expense                  (42,519)    (49,999)   (52,802)
Interest income                     4,615       5,795      2,626
ESOP contribution                  (2,610)     (2,610)    (2,610)

INCOME (LOSS) BEFORE INCOME
TAXES                              68,329      46,466    (56,162)
Income tax provision (benefit)     13,255       7,454    (13,272)
INCOME (LOSS) BEFORE
 EXTRAORDINARY ITEM                55,074      39,012    (42,890)

Loss on early extinguishment
of debt                             6,718       3,851      6,549
INCOME (LOSS) BEFORE
CUMULATIVE EFFECT
OF ACCOUNTING CHANGES              48,356      35,161    (49,439)
Cumulative effect of
 accounting changes                  -           -      (179,803)
NET INCOME (LOSS)                 $48,356     $35,161  $(229,242)
                                 ========    =======    ========


Less: Preferred stock
dividend requirement                 -         2,339       3,125
NET INCOME (LOSS) APPLICABLE
TO COMMON SHARES                  $48,356    $32,822   (232,367)
                                =========   ========   =========

PER SHARE DATA:
Weighted average number
of common shares
and equivalents
(in thousands)                    43,781     34,470     26,473

Income (loss) per common
share before
extraordinary item                1.26        1.06     (1.74)
Loss on early
extinguishment of debt           (0.16)      (0.11)    (0.25)
Income (loss) per common
share before cumulative
effect of accounting changes      1.10        0.95     (1.99)
Cumulative effect of
accounting changes                 -           -       (6.79)
NET INCOME (LOSS)
PER COMMON SHARE                  1.10        0.95     (8.78)
                                =======   ========    =======

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets
Weirton Steel Corporation
                                     December 31,
(Dollars in thousands,
except per share data)              1995            1994
ASSETS:
Current assets:
Cash and equivalents, includes
restricted cash of $1,373
and $1,329, respectively           $131,811        $62,905
Receivables, less allowances
$8,688 and $6,405,respectively      150,213        131,902
Inventories                         255,360        270,518
Deferred income taxes                49,245         42,570
Other current assets                  7,400          5,603
Total current assets                594,029        513,498
Property, plant and equipment,
net                                 586,430        588,903
Intangible asset                     31,412         17,213
Deferred income taxes                86,205         98,493
Other assets and deferred
charges                              15,945         12,813
TOTAL ASSETS                     $1,314,021     $1,230,920
                                  =========      =========
LIABILITIES:
Current liabilities:
Payables                         $  123,105     $  136,038
Employment costs                     89,793         84,487
Pension liability                    12,471           -
Taxes other than
income taxes                         19,376         21,256
Income taxes                           -             4,579
Other                                 8,981         10,679
Total current liabilities           253,726        257,039
Long term debt obligations          407,869        394,505
Long term pension obligation         94,689         68,093
Postretirement benefits other
than pensions                       317,893        316,185
Other long term liabilities          25,348         31,429
TOTAL LIABILITIES                 1,099,525      1,067,251
REDEEMABLE STOCK:
Preferred stock, 7,500,000
shares authorized:
Preferred stock, Series A,
$0.10 par value; 1,769,865
and1,800,000 shares
authorized; 1,769,865 and
1,787,688shares issued;
1,764,791 and 1,754,327
subject to put                       25,589         26,013
Less: Preferred treasury
stock, Series A, at cost,
40,423 and 33,361 shares               (586)          (326)
Deferred ESOP compensation           (9,135)       (11,202)
TOTAL REDEEMABLE STOCK               15,868         14,485
                                   =========       ========
STOCKHOLDERS' EQUITY:
Preferred stock, Series A,
$0.10 par value;
5,074 and 12,312 shares not
subject to put                           74            87
Common stock, $0.01 par value;
50,000,000 shares
authorized; 42,289,944 and
42,027,405 shares issued                423           420
Additional paid-in capital          454,197       452,746
Common shares issuable, 332,076
and 348,040 shares                    1,170         1,747
Retained earnings (deficit)        (255,354)     (303,710)
Less: Common treasury stock,
at cost, 275,829 and
373,340 shares                       (1,882)       (2,106)
TOTAL STOCKHOLDERS' EQUITY          198,628       149,184

TOTAL LIABILITIES, REDEEMABLE
STOCK AND STOCKHOLDERS'
EQUITY                            $1,314,021    $1,230,920

The accompanying notes are an integral part of these statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
Weirton Steel Corporation


                                    Year Ended December 31,
(Dollars in thousands)         1995         1994          1993
CASH FLOWS FROM OPERATING
ACTIVITIES:
NET INCOME (LOSS)            $ 48,356     $ 35,161    $(229,242)
ADJUSTMENTS TO RECONCILE
NET INCOME (LOSS)
TO NET CASH PROVIDED BY
OPERATING ACTIVITIES:
Depreciation                   54,699      46,309        49,113
Amortization of deferred
financing costs                 2,212       2,509         1,965
Restructuring charge             -           -           17,340
Adjustment to carrying
value of damaged facility      (9,000)    (44,746)         -
ESOP contribution               2,610       2,610         2,610
Cumulative effect of
accounting changes               -           -          179,803
Loss from early extin-
guishment of debt               6,718       3,851         6,549
Deferred income taxes           7,240       1,942       (13,272)
Cash provided (used)
by working capital items:
Receivables                   (18,311)     (2,898)       (5,110)
Inventories                    15,158     (27,859)        1,907
Other current assets           (1,797)     (1,746)        4,325
Payables                       (2,351)     17,454        24,986
Other current liabilities       9,620       3,099        18,070
Long term pension
obligation                     12,397        (726)       19,374
Other                          (6,441)     10,601        (8,963)
NET CASH PROVIDED BY
OPERATING ACTIVITIES          121,110      45,561        69,455
CASH FLOWS FROM
INVESTING ACTIVITIES:
Expenditures for property
 plant and equipment:
Spending to restore
damaged facility               (2,948)    (74,611)         -
Less:Insurance recoveries       9,000      45,000          -
Other capital spending        (49,410)    (37,456)      (13,324)
NET CASH USED BY
INVESTING ACTIVITIES          (43,358)    (67,067)      (13,324)

CASH FLOWS FROM
FINANCING ACTIVITIES:
Repayments of debt
obligations                  (118,800)   (101,101)     (148,114)
Proceeds from issuance
of debt obligations           125,000        -          140,000
Proceeds from issuance
of common stock                  -        116,087          -
Redemption of preferred
stock, Series B                  -        (25,000)         -
Dividends paid                   -         (2,339)       (3,125)
Common shares issuable         1,170        1,454         1,119
Purchase of common
treasury stock                   -           -           (1,455)
Deferred financing costs      (4,325)      (2,245)      (13,520)
Other, principally net
book overdrafts              (11,891)       8,553        (3,229)
NET CASH USED BY
FINANCING ACTIVITIES          (8,846)      (4,591)      (28,324)

NET CHANGE IN CASH AND
EQUIVALENTS                   68,906      (26,097)       27,807

CASH AND EQUIVALENTS
AT BEGINNING OF PERIOD        62,905       89,002        61,195
CASH AND EQUIVALENTS
AT END OF PERIOD            $131,811      $62,905       $89,002
                            ========      =======       =======

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid, net of
interest capitalized         44,416        52,091        47,311
Income taxes paid
(refunded)                   10,593         -           (1,779)

The accompanying notes are an integral part of these statements.


STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
WEIRTON STEEL CORPORATION

(Dollars in thousands, except per share data)
                                 Common Stock     Additional
                                Shares  Amount    Paid in capital
Stockholders' Equity as of
December 31, 1992              26,419,705  $264      $334,834
Net loss                         -          -           -
Purchase of treasury stock       -          -           -
Conversion of preferred stock    -          -           -
Reclassification of preferred
Series A not subject to put      -          -           -
Employee stock purchase plan:
 Shares issued                    300,047     3           942
 Shares issuable                 -          -           -
Board of Directors deferred
compensation plan:
 Shares issued                   -          -           -
 Shares issuable                 -          -           -
Dividends payable ($6.25 per
preferred share, Series B)       -          -           -
---------------------------------------------------------------
Stockholders' Equity Consol-
idated as of December 31, 1993 26,719,752   267       335,776
Net income                       -          -           -
Issuance of common stock       15,000,000   150       115,937
Conversion of preferred stock    -          -           -
Reclassification of preferred
Series A not subject to put      -          -           -
Employee stock purchase plan:
 Shares issued                    299,971     3         1,009
 Shares issuable                 -          -           -
Board of Directors deferred
compensation plan:
 Shares issued                   -          -           -
 Shares issuable                 -          -           -
Dividends payable ($4.6875
per preferred share,Series B)    -          -           -
--------------------------------------------------------------
Stockholders' Equity Consol-
idated as of December 31, 1994 42,027,405   420       452,746
Net income                       -          -           -
Conversion of preferred stock      22,453     1            74
Reclassification of preferred
Series A not subject to put      -          -           -
Employee stock purchase plan:
 Shares issued                    240,086     2         1,348
 Shares issuable                 -          -           -
Board of Directors deferred
compensation plan:
 Shares issued                   -          -              29
 Shares issuable                 -          -           -
--------------------------------------------------------------
Stockholders' Equity Consol-
idated as of December 31, 1995 42,289,944  $423      $454,197

                                         Preferred
Common Shares     Retained  Common       Series A  Stockholders'
   Issuable       Earnings  Treasury stk Not ST put     Equity
Shares    Amount  (Deficit) Shares   Amt Shares Amt
------    ------  --------  ------  ---- ------ ----   ---------
365,421  1,153   (104,165) 208,353  (825)  1,497   10    $231,271
   -      -      (229,242)    -     -      -      -     (229,242)
   -      -          -     181,200 (1455)  -      -       (1,455)
   -      -          -     (8,148)    65   -      -           65
   -      -          -        -     -      1,272   6           6
(300047)  (945)      -        -     -      -      -        -
299,971  1,012       -        -     -      -      -        1,012
   -      -          -        -     -      -      -        -
 31,704    107       -        -     -      -      -          107
   -      -        (3,125)    -     -      -      -       (3,125)
-----------------------------------------------------------------
397,049  1,327   (336,532) 381,405 (2215)  2,769  16      (1,361)
   -      -        35,161     -     -      -      -       35,161
   -      -          -        -     -      -      -      116,087
   -      -          -      (8,065)  109   -      -          109
   -      -          -        -     -      9,543  71          71
(299971) (1012)      -        -     -      -      -           -
240,086  1,350       -        -     -      -      -        1,350
 (7,682)   (24)      -        -     -      -      -           -
 18,558    106       -        -     -      -      -          106
   -      -        (2,339)    -     -      -      -       (2,339)
----------------------------------------------------------------
348,040  1,747   (303,710) 373,340 (2106)  12312  87     149,184
   -      -        48,356     -     -      -      -       48,356
   -      -          -        -     -      (8546) (32)        43
   -      -          -        -     -      1,308  19          19
(240086) (1350)      -        -     -      -      -          -
295,764    893       -        -     -      -      -          893
(107954)  (253)      -     (97,511)  224   -      -          -
 36,312    133       -        -     -      -      -          133
----------------------------------------------------------------
332,076  $1170  $(255,354) 275,829 (1882)  5,074  $74   $198,628

The accompanying notes are an integral part of these statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
WEIRTON STEEL CORPORATION
(In thousands of dollars, except per share amounts, or in millions of dollars where indicated)

Note 1
BASIS OF PRESENTATION
For the years ended and as of December 31, 1995 and 1994, the financial statements herein include the accounts of Weirton Steel Corporation and its wholly-owned subsidiary, Weirton Receivables, Inc. ('WRI'). Prior to August 26, 1993, the financial statements include only the accounts of Weirton Steel Corporation. Weirton Steel Corporation and/or Weirton Steel Corporation together with its subsidiary are hereafter referred to as the 'Company.'

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain portions of the prior periods' financial statements have been reclassified where necessary to conform to the presentation used in the current period.

Note 2
ORGANIZATION AND BACKGROUND
The Company and its predecessor companies have been in the business of making and finishing steel products for nearly 90 years. From November 1929 to January 1984, the Company's business had been operated as a subsidiary of or a division of National Steel Corporation ('NSC'). Incorporated in Delaware in November 1982, the Company acquired the principal assets of NSC's former Weirton Steel Division (the 'Division') in January 1984. In connection with the asset purchase, NSC retained liability for claims and litigation arising out of the operation of the Division based on occurrences prior to May 1, 1983, principally related to pension, life insurance and healthcare benefits for retired employees, pension benefits for active employees based upon service prior to the sale, and certain environmental conditions.

From January 1984 until June 1989, the Company was owned in its entirety by its employees through an Employee Stock Ownership Plan (the '1984 ESOP'). In June 1989, the 1984 ESOP sold 4.5 million shares of the Company's common stock in a public offering. The Company's common stock is listed and traded on the New York Stock Exchange.

In connection with the public offering of common stock in June 1989, the Company sold 1.8 million shares of voting Redeemable Preferred Stock, Series A (the 'Series A Preferred') to a new Employee Stock Ownership Plan (the '1989 ESOP'). Each share of Series A Preferred is convertible at any time into one share of common stock, subject to adjustment, and is entitled to 10 times the number of votes allotted to the common stock into which it is convertible.

In October 1991, in connection with an iron ore pellet supply agreement, the Company issued 0.5 million shares of its Redeemable Preferred Stock, Series B (the 'Series B Preferred') to Cleveland-Cliffs Inc for a purchase price equal to the aggregate redemption amount of $25.0 million. The Company redeemed the Series B Preferred in September 1994.

In September 1991, the Company contributed to its defined benefit pension plan (the 'Pension Plan') 3,870,968 shares of its common stock having an aggregate fair value of $15.0 million. In September 1992, the Company issued 2.0 million shares of its common stock to the Pension Plan, having an aggregate fair value of $8.25 million.

In May 1994, the Company's stockholders approved an amendment to the Company's Restated Certificate of Incorporation increasing the number of authorized shares of common stock from 30.0 million shares to 50.0 million shares. The amendment provided that 15.0 million shares of such increase were to be issued only in conjunction with bona fide public offerings and that up to 5.0 million shares of such increase were to be issued only pursuant to employee benefit plans. In August 1994, the Company and the Pension Plan participated in a public sale of the Company's common stock and sold 15.0 million and 4.55 million shares, respectively.

Substantially all of the Company's employees participate in the 1984 ESOP and the 1989 ESOP which, after giving effect to the above-mentioned transactions, owned approximately 27.4% of the issued and outstanding common and substantially all the preferred shares of the Company as of December 31, 1995. The common and preferred shares owned by the 1984 ESOP and the 1989 ESOP combined represent approximately 49.2% of the voting power of the Company's voting stock as of December 31, 1995.

Note 3
SIGNIFICANT ACCOUNTING POLICIES
Cash
The liability representing outstanding checks drawn against a zero-balance general disbursement bank account, that is funded as checks are presented for payment, is included in accounts payable for financial statement presentation. Such amount was $3.2 million, $13.8 million and $5.1 million as of December 31, 1995, 1994 and 1993, respectively.

Cash Equivalents
Cash equivalents, which consist primarily of certificates of deposit, commercial paper and time deposits, are stated at cost, which approximates fair value. For financial statement presentation, the Company considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents.

Inventories
Inventories are stated at the lower of cost or market, cost being determined by the first-in, first-out (FIFO) method. Inventory costs include materials, labor and manufacturing overhead.

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

Depreciation of steelmaking facilities is determined by the production-variable method which adjusts straight-line depreciation to reflect actual production levels. The cost of relining blast furnaces is amortized over the estimated production life of the lining. All other assets are depreciated on a straight-line basis.

Postretirement Benefits Other Than Pensions
Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards ('SFAS') No. 106, 'Employers' Accounting for Postretirement Benefits Other Than Pensions,' and changed its method of accounting for these costs from the cash method to an accrual method.

Postemployment Benefits
Effective January 1, 1993, the Company adopted the provisions of SFAS No. 112, 'Employers' Accounting for Postemployment Benefits.' Effective with the adoption of the standard, the value of all such benefits is actuarially determined and recognized on an accrual method.

Employee Stock Ownership Plan (ESOP) Accounting
The Company recognizes as compensation expense an amount based upon its required contributions to the ESOPs. The resulting expense approximates the cost to the ESOPs for the shares allocated to participants for the period. The number of shares allocated to participants for the period is determined based on the ratio of the period's debt principal payment to the total estimated debt principal payments. Shares are then allocated to individual participants based on the participant's relative compensation.

Employee Profit Sharing
The provision for employee profit sharing is calculated in accordance with the Profit Sharing Plan. The pretax provisions in 1995 and 1994 were based upon 33-1/3% of net income.

Research and Development
Research and development costs related to improvement of existing products, development of new products and the development of more efficient operating techniques are charged to expense as incurred and totaled $3.2 million, $6.3 million and $5.4 million in 1995, 1994 and 1993, respectively.

Income Taxes
Effective January 1, 1993, the Company changed its method of accounting for income taxes for financial reporting by adopting the provisions of SFAS No. 109, 'Accounting for Income Taxes.' Under
SFAS No. 109, deferred income tax assets and liabilities are recognized to reflect the future income tax consequences of carryforwards and differences between the tax basis and financial accounting basis of assets and liabilities.

Note 4
INVENTORIES
Inventories consisted of the following:

                             December 31,
                       1995               1994
Raw materials        $ 77,557          $100,319
Work-in-process        86,491            89,106
Finished goods         91,312            81,093

                     $255,360          $270,518
                      =======           =======

Note 5
PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment consisted of the following:

                       December 31,
                     1995                1994
Land                 $  1,098           $    807
Buildings               8,689              7,918
Machinery,
equipment and other   845,650            778,161
Construction-in
-progress              63,798             80,216
                      919,235            867,102
Less: Allowances
for depreciation     (332,805)          (278,199)
                     $586,430           $588,903
                      =======            =======

In April 1994, the Company's No. 9 Tandem Mill (the 'No. 9 Tandem') sustained major damage from a fire which occurred while the unit was undergoing maintenance. This cold reduction mill is a major component of the Company's operating facilities and normally processes approximately 70% to 80% of the steel coils required for the Company's tin plating operations. The Company rebuilt the No.
9 Tandem and start-up operations began in October 1994.

The Company maintains insurance for property damage applicable to its production facilities, including the No. 9 Tandem. The policy providing this coverage is subject to a deductible. Insurance recoveries related to the No. 9 Tandem in 1995 and 1994 included $9.0 million and $45.0 million, respectively for property damage.

Insurance recoveries for property damage associated with events of this type require the recognition of a new cost basis for the rebuilt facility. As a result, the Company has recognized for the years ended December 31, 1995 and 1994, adjustments to the carrying value of the No. 9 Tandem to the extent of insurance recoveries received during such periods. Total spending in 1995 and 1994 to restore the No. 9 Tandem was approximately $2.9 million and $74.6 million, respectively.

The Company also maintains insurance for business interruption, subject to a deductible. The Company's claim for business interruption related to the No. 9 Tandem was settled in 1995. Insurance recoveries of $34.0 million and $20.0 million were received in 1995 and 1994, respectively, for the No. 9 Tandem business interruption claim. Total funds received in 1995 and 1994 for both property damage and business interruption claims related to the No. 9 Tandem were $110.5 million. In addition, the Company's business interruption claim stemming from an outage at its hot strip mill in March 1991 was settled for $7.5 million in 1995.

Capitalized interest costs applicable to facilities under construction for the years ended December 31, 1995, 1994 and 1993, amounted to $1.1 million, $2.3 million and $0.8 million, respectively.

Note 6
FINANCING ARRANGEMENTS
Debt Obligations

                               December 31,
                             1995            1994
11-1/2% Senior Notes
 due 3/1/98              $  77,150          $107,150
10-7/8% Senior Notes
due 10/15/99               149,749           231,749
10-3/4% Senior Notes
due 6/1/2005               125,000              -
8-5/8% Pollution Control
Bonds due 11/1/2014         56,300            56,300
                           408,199           395,199
Less: Unamortized debt
discount                       330               694
Long term debt
obligations               $407,869          $394,505
                           =======           =======

On October 17, 1989, the Company completed a public offering of its Senior Notes in the principal amount of $300.0 million. These unsecured Senior Notes bear interest at 10-7/8% and mature October 15, 1999.

On November 1, 1989, the Company refinanced two previous pollution control bond issues having an aggregate principal amount of $56.3 million through the issuance of the 1989 Pollution Control Bonds which bear interest at 8-5/8% and mature November 1, 2014.

On March 4, 1993, the Company completed a public offering of $140.0 million of its Senior Notes. These unsecured Senior Notes bear interest at 11-1/2% per annum and mature March 1, 1998. The Company recognized an after-tax extraordinary loss of $6.5 million in 1993 related to premiums and the immediate recognition of previously deferred financing costs related to indebtedness refinanced with the proceeds from the public sale of its 11-1/2% Senior Notes.

In the fourth quarter of 1994, the Company purchased in the market $68.3 million of its 10-7/8% Senior Notes and $32.8 million of its 11-1/2% Senior Notes using cash on hand and a portion of the proceeds from the Company's August 1994 public offering of 15.0 million shares of its common stock. The purchases of senior indebtedness included the payment of certain premiums in excess of their principal amount. In addition, the purchase required the immediate recognition of previously deferred financing costs. As a result, the Company recognized in 1994 an after-tax extraordinary loss of $3.9 million.
In June 1995, the Company privately sold $125.0 million of its 10-3/4% Senior Notes due 2005. The net proceeds were $121.0 million, of which $118.8 million was used during the third quarter of 1995 to purchase approximately $30.0 million principal amount of its 11-1/2% Senior Notes and $82.0 million principal amount of its 10-7/8% Senior Notes. In October 1995, the Company exchanged the privately sold notes for notes that were registered under the Securities Act of 1933. The Company recognized an after-tax extraordinary loss of $6.7 million related to premiums paid to purchase the notes together with the immediate recognition of previously deferred financing costs related to the purchased notes.

In connection with the sale of the 10-3/4% Senior Notes, the Company obtained the consent from the remaining holders of the 11-1/2% Senior Notes to modify certain covenants in the indenture governing such notes, with the objective of providing uniformity among the covenants in the indentures governing the Company's 10-3/4% and 10-7/8% Senior Notes. The indentures governing the Senior Notes contain covenants that limit, among other things, the incurrence of additional indebtedness, the declaration and payment of dividends and distributions on the Company's capital stock, as well as mergers, consolidations, liens and sales of certain assets. Under covenants affecting the Company's ability to pay dividends on its common stock, the Company is limited as to the payment of aggregate dividends after March 31, 1993, to the greater of (i) $5.0 million or (ii) $5.0 million plus one-half of the Company's cumulative consolidated net income since March 31, 1993, plus the net proceeds from future issuances of certain capital stock less certain allowable payments. As of December 31, 1995, pursuant to this covenant, the Company's ability to pay dividends on its common stock was limited to $137.2 million. Upon the occurrence of a change in control, as defined under the indentures, holders of the Senior Notes will have the option to cause the Company to repurchase their Senior Notes at 101% of the principal amount, plus accrued interest to the date of repurchase.

The Company's Senior Notes are ranked equally and are senior to the 1989 Pollution Control Bonds.

The Company does not have any scheduled principal payments on its indebtedness until 1998 when the $77.2 million principal amount outstanding of the 11-1/2% Senior Notes becomes due and 1999 when the $149.7 million principal amount outstanding of the 10-7/8% Senior Notes becomes due.

Receivables Participation Agreement
The Company has in place, through a subsidiary, a receivables participation agreement with a group of four banks. The facility provides for a total commitment by the banks of up to $85.0 million, including a letter of credit subfacility of up to $25.0 million. To implement the facility, the Company sold substantially all of its accounts receivable, and sells additional receivables as they are generated, to its wholly-owned subsidiary, WRI. WRI finances its ongoing receivable purchases from a combination of cash collections on receivables already in the pool, short term intercompany obligations and issuances of redeemable preferred stock to Weirton Steel Corporation. As of December 31, 1995, while no funded participation interests had been sold under the facility, $4.0 million in letters of credit under the subfacility were in place. The amount of participation interests committed to be purchased by the banks fluctuates depending upon the amounts and nature of receivables generated by the Company which are sold into the program, and certain financial tests applicable to them. With respect to the receivables comprising the pool and the financial tests applicable to such, and after reduction for amounts in place under the letter of credit subfacility, the base amount available for cash sale was approximately $71.6 million as of December 31, 1995.

Funded purchases of participation interests by the banks under the facility are generally available on a revolving basis for three years, subject to extension as agreed to by the banks. In 1995, the Participation Agreement was extended through April 2000. Weirton Steel Corporation continues to act as servicer of the assets sold into the program and continues to make billings and collections in the ordinary course of business according to its established credit practices. Except for warranties given by Weirton Steel Corporation concerning the eligibility of receivables sold to WRI under the program, the transactions under the facility are generally nonrecourse. WRI's commitments to the banks, which do not include warranties as to collectibility of the receivables, include those typical of sellers of similar property and are secured by its interest in the receivables and related security. WRI is subject to certain restrictions regarding its indebtedness, liens, asset sales not contemplated by the facility, guarantees, investments, other transactions with its affiliates, including Weirton Steel Corporation, and the maintenance of a minimum net worth of not less than the greater of $5.0 million or 10% of the outstanding receivables. As of December 31, 1995, WRI had a net worth of $132.3 million and outstanding receivables of $138.2 million. The banks and other creditors of WRI have a priority claim on all assets of WRI prior to those assets becoming available to any of Weirton Steel Corporation's creditors.

Leases
The Company uses certain lease arrangements to supplement its financing activities.

Rental expense under operating leases was $4.7 million, $6.7 million and $7.3 million for the years ended 1995, 1994 and 1993, respectively. The minimum future lease payments under noncancelable operating leases are $3.9 million, $3.4 million, $2.5 million, $0.9 million and $0.6 million for the years ending 1996 through 2000, respectively, and $2.0 million thereafter.

Note 7
EMPLOYEE RETIREMENT BENEFITS
Pensions
The Company's Pension Plan covers substantially all of its employees. The Pension Plan provides benefits that are based generally upon years of service and compensation during the final years of employment.

The Company's funding policy is influenced by its general cash requirements but, at a minimum, complies with the funding requirements of federal laws and regulations. During calendar years 1995, 1994 and 1993, the Company contributed $22.4 million, $69.7 million and $25.6 million, respectively, to the Pension Plan.

The Pension Plan's assets are held in trust, the investments of which consist primarily of common stocks, fixed income securities and short term investments.

Following are the components of the Company's net pension cost recognized in 1995, 1994 and 1993:

                                   Year Ended December 31,
                                1995         1994        1993
Service cost                $ 16,060       $ 17,847    $ 10,192
Interest cost on projected
benefit obligation            48,346         45,155      41,714
Actual return on plan
assets                       (33,580)       (30,938)    (30,300)
Net amortization and
deferral                      16,464         16,464      15,112
                            $ 47,290       $ 48,528    $ 36,718
                             ======          ======     =======

The following table reconciles the funded status of the Pension
Plan to the accrued pension obligation recognized as of December
31, 1995 and 1994:

                                     1995          1994
Actuarial present value of accumulated benefit obligation:
Vested                           $ 518,309         $ 431,632
Nonvested                           29,877            25,416
                                   548,186           457,048
Effect of projected
compensation increases             170,296           131,927
Actuarial present value of
projected benefit obligation       718,482           588,975
Plan assets at fair value          441,026           388,955
Projected benefit obligation
in excess of plan assets           277,456           200,020

Items not yet recognized:
Actuarial (losses) gains           (41,652)           27,380
Remaining net obligation at
transition                         (53,132)          (60,522)
Prior service cost                (106,924)         (115,998)

Additional minimum liability        31,412            17,213
Accrued pension obligation       $ 107,160          $ 68,093
                                  =========         ========


The accrued pension obligation is classified for financial statement presentation as of December 31, 1995 and 1994, as follows:

                                       1995              1994
Pension liability, a
component of current liabilities    $  12,471         $   -
Long term pension obligation           94,689           68,093
                                     $107,160          $68,093
                                      =======           ======

The Company's projected, accumulated and vested pension obligations and expense have been actuarially measured through the use of certain significant assumptions. The table below depicts the assumptions used to measure the Company's pension obligations and its net periodic expense.

                               1995        1994          1993
Weighted average interest
rate used to discount
the projected, accumulated
and vested benefit
obligations to present value   7.25%        8.5%         7.5%
Expected rate of return
on plan assets                 8.75%        8.75%        8.75%
Assumed increase in
compensation levels            2% for       2% for       2% for
                               1 year       2 years      3 years
                               and 4%       and 4%       and 4%
                             thereafter   thereafter   thereafter

The assumed weighted average interest rate used to discount the pension obligations to present value is based upon the rates of return on high-quality, fixed-income investments currently available.

The Company's accumulated pension benefit obligation exceeded assets available for plan benefits and the Company's unfunded accrued pension obligations by $31.4 million and $17.2 million as of December 31, 1995 and 1994, respectively. As a result, the Company recognized at the respective dates an additional minimum liability and an intangible asset of an equal amount. The increase in the additional minimum liability and intangible asset as of December 31, 1995, from a year earlier results principally from the lower interest rate assumption used to discount the accumulated pension benefit obligation to present value which reflects the recent trend of decreasing rates of return available on long term investments.

In the first quarter of 1993, as part of the Company's ongoing cost reduction program, an enhanced retirement package was offered through December 31, 1994, to employees meeting certain eligibility requirements. The Company recognized a pretax restructuring charge of $17.3 million to account for the costs associated with implementing the enhanced retirement package.

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

As a result of the collective bargaining agreements with the Company's represented employees that became effective in September 1993, retirees who have not yet reached age 65 who retire after January 1, 1995, are covered by a Point of Service plan which contains retiree paid deductibles and lower out of network coverage. Such agreements, among other things, limit the Company's exposure to increased costs of providing these benefits by requiring retiree contributions should actual costs exceed certain amounts established under the plan.

Coverage under the medical plan is extended to spouses and unmarried children with certain age restrictions. Eligibility for benefits continues beyond the death of the retiree or active employee eligible to retire.

Life insurance benefits provided to retirees are generally based upon annual base pay at retirement for salaried employees and specific amounts for hourly employees.

Effective January 1, 1993, the Company adopted the provisions of SFAS No. 106. This accounting method required the accrual of the estimated cost of retirees' medical and other benefits over the periods during which employees render the service that qualifies them for such benefits. The provisions of the standard allowed for a "transition obligation," representing benefits earned in prior periods by both retirees and current employees, to be recognized in the period in which the standard was adopted or amortized prospectively over a period of up to 20 years. The Company elected to immediately recognize its transition obligation upon adoption, which as of January 1, 1993, was actuarially determined to be $303.9 million.

The amount of net periodic expense for postretirement health care and life insurance benefits recognized in 1995, 1994 and 1993 is comprised of the following:

                               1995        1994           1993
Service cost-benefits
earned during period          $ 5,373     $ 7,214       $11,833
Interest cost on accumulated
postretirement benefit
obligation                     25,082      20,618        18,548
Net amortization and deferral  (4,693)     (4,680)         -
                              $25,762     $23,152       $30,381
                               ======      ======        ======

The actuarially determined net periodic expense in 1995, 1994 and 1993 for retiree medical and life insurance benefits exceeded the $20.4 million, $13.1 million and $12.4 million cash outlay for providing such benefits by approximately $5.4 million, $10.0 million and $18.0 million, respectively.

The following table sets forth the components of the accumulated postretirement benefit obligation and the reconciliation of amounts recognized as of December 31, 1995 and 1994 :

                                     1995              1994
Accumulated postretirement benefit
obligation attributable to:
Retirees and beneficiaries          $234,058        $184,537
Active employees fully eligible
for benefits                          25,507          23,649
Other active participants             63,524          66,276
Total accumulated postretirement
benefit obligation                   323,089         274,462
Items not yet recognized:
Actuarial (losses) gains             (18,540)         19,212
Prior service cost                    32,763          38,252
Accrued postretirement benefit
obligation                          $337,312        $331,926
                                     =======         =======

The accrued postretirement benefit obligation as of December 31, 1995 and 1994, is classified for financial statement presentation as follows:

                                       1995           1994
Accrued postretirement benefits,
a component of accrued employment
costs                                $ 19,419       $ 15,741
Postretirement benefits
other than pensions                   317,893        316,185
                                     $337,312       $331,926
                                      =======        =======

The increase in the Company's accumulated postretirement benefit obligation as of December 31, 1995, compared to 1994 results primarily from a lower interest rate assumption used to discount the obligation to present value reflecting the recent trend of decreasing rates of return available on long term investments. Consistent with the Company's approach to measuring its accumulated benefit obligation for pensions, the interest rate used to measure the obligation as of December 31, 1995, was decreased to 7.25%. The interest rate used to discount the accumulated postretirement obligation to present value as of December 31, 1994, was 8.5%.

The medical cost and administrative expense rates used to project anticipated cash flows and measure the Company's postretirement benefit obligation as of December 31, 1995, 1994 and 1993, are as follows:

                      For retirees who         For retirees who
                        have not yet              are age 65
                       reached age 65              and older
                     1995   1994    1993    1995    1994     1993
Base medical cost trend:
Rate in first year   9.0%   9.5%    10.0%   8.0%    8.25%    8.5%
Ultimate rate        4.25%  5.5%     4.5%   4.25%    5.5%    4.5%
Year in which
ultimate rate is
reached              2003   2003    2003    2003    2003     2003
Major medical cost
trend:
Rate in first year   11.8%  13.1%   14.4%   N/A      N/A      N/A
Ultimate rate        4.25%   5.5%    4.5%   N/A      N/A      N/A
Year in which
ultimate rate is
reached              2003    2003   2003    N/A      N/A      N/A
Administrative
expense trend        4.25%   5.5%   4.5%    4.25%    5.5%    4.5%

A one percentage point increase in the assumed health care trend rates for each future year would have increased the aggregate service and interest cost components of the net periodic expense by $2.0 million, $1.9 million and $4.8 million in 1995, 1994 and 1993, respectively, and would have increased the accumulated postretirement benefit obligation by $21.1, million and $18.6 million as of December 31, 1995 and 1994, respectively.

For purposes of measuring life insurance benefits as of December
31, 1995 and 1994, increases in compensation levels were assumed to be 2% through 1996 and 4% thereafter.

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

Note 8
POSTEMPLOYMENT BENEFITS
Effective January 1, 1993, the Company adopted the provisions of SFAS No. 112. This standard required the Company to recognize the present value of its obligation to provide certain benefits to former or inactive employees who are not yet eligible for retirement. Liabilities associated with (I) workers' compensation,
(ii) severance programs which include medical coverage continuation and (iii) sickness and accident protection, which includes medical and life insurance benefits, are the major items comprising the Company's obligation for postemployment benefits.

Consistent with the assumptions used to measure the Company's accumulated benefit obligations for pensions and retiree health care and life insurance benefits, the interest rate used to discount the accumulated postemployment benefit obligation to present value as of December 31, 1995 and 1994 was 7.25% and 8.5%, respectively.

Other actuarial assumptions and demographic data, as applicable, that were used to measure the postemployment benefit obligation as of December 31, 1995 and 1994, were consistent with those used to measure pension and other postretirement benefit obligations for each respective year.

Upon determination as of January 1, 1993, of the accumulated postemployment transition obligation, and after considering amounts already accrued, the Company recognized in 1993 a cumulative accounting charge of $4.0 million to fully recognize its postemployment benefit obligation as of January 1, 1993.

Note 9
INCOME TAXES
Effective January 1, 1993, the Company adopted the provisions of SFAS No. 109. Under SFAS No. 109, deferred income tax assets and liabilities are recognized reflecting the future tax consequences of net operating loss and tax credit carryforwards and differences between the tax basis and the financial reporting basis of assets and liabilities. The components of the Company's deferred income tax assets and liabilities were as follows:

                                            December 31,
                                       1995             1994
Deferred tax assets:
Net operating loss and tax
credit carryforwards                 $ 101,325       $ 92,423
Deductible temporary differences:
Inventories                             15,662         16,910
Property, plant and equipment              204         17,044
Pensions and other long term
liabilities                             16,101         19,840
Postretirement benefits other
than pensions                          131,779        128,221
Other deductible temporary
differences                             20,715         17,240
Valuation allowance                    (30,943)       (42,640)
                                       254,843        249,038

Deferred tax liabilities:
Accumulated depreciation              (119,393)      (107,975)
Net deferred tax asset                $135,450       $141,063
                                      ========       ========

As of December 31, 1995, the Company had available, for federal and state income tax purposes, regular net operating loss carryforwards of approximately $183.2 million expiring in 2006 through 2008; an alternative minimum tax credit of approximately $17.8 million; and general business tax credits of approximately $11.6 million.

In 1995 and 1994, as a result of its deferred tax attributes, the Company did not generate any liability for regular federal income tax purposes; however, after utilization of available alternative minimum tax net operating loss carryforwards of $4.7 million in 1995 and $11.7 million in 1994 and $2.5 million and $1.5 million of available general business credits in 1995 and 1994, respectively, the Company recognized alternative minimum taxes of $6.0 million and $4.6 million in 1995 and 1994, respectively.

As of January 1, 1993, deferred tax liabilities associated with existing taxable temporary differences exceeded deferred tax assets from future deductible temporary differences, excluding those attributable to SFAS No. 106, by approximately $24.6 million. The recognition by the Company, as of January 1, 1993, of the entire transition obligation related to adopting the provisions of SFAS No. 106 resulted in the recognition of a $115.5 million deferred tax asset. Future operating costs under SFAS No. 106 are expected to exceed deductible amounts for income tax purposes for many years. In addition, under current federal tax regulations, should the Company incur tax losses in future periods, such losses may be carried forward to offset taxable income for a period of up to 15 years. Based upon the length of the period during which the SFAS No. 106-generated deferred tax asset can be utilized and the Company's expectations that under its current business strategy it will be able to generate taxable income over the long term, the Company believes that it is more likely than not that future taxable income will be sufficient to fully offset these future deductions.

The length of time associated with the carryforward period available to utilize net operating losses and certain tax credits not associated with SFAS No. 106 liabilities, is more definite. A significant portion of these net operating losses are attributable to the realization of differences between the tax basis and financial reporting basis of the Company's fixed assets. In the aggregate, such differences, including depreciation, are expected to reverse within the allowable carryforward periods. In addition, certain tax planning strategies that include, but are not limited to, changes in methods of depreciation for tax purposes, adjustments to employee benefit plan funding strategies and potential sale lease-back arrangements, could be employed to avoid expiration of the attributes.

Notwithstanding the Company's expectations as to its ability to fully utilize its deferred tax attributes, the Company, since it adopted the provisions of SFAS No. 109, has conservatively recognized a valuation allowance that reduces the carrying value of its deferred tax attributes on a basis that considers the individual characteristics of the attributes comprising its deferred tax assets.

The elements of the Company's deferred income taxes associated with its results before extraordinary item and cumulative effect of accounting changes for the years ended December 31, 1995, 1994 and 1993, respectively, along with the allocation of deferred taxes to other income statement items are as follows:

                               1995      1994         1993
Current income tax
provision:
Federal                      $(6,014)   $(4,579)     $ -
Deferred income tax
(provision) benefit:
Federal                      (17,839)   (10,242)     21,421
State                         (2,726)    (1,694)      2,248
Valuation allowance           13,324      9,061     (10,397)
Income tax (provision)
benefit                      (13,255)    (7,454)     13,272

Other components of the Company's total income tax
(provision) benefit are allocated to the consolidated statements of income as follows:

Deferred income tax benefit
allocated to
extraordinary item             1,627        933       1,536
Deferred income tax benefit
allocated to cumulative
effect on prior years of
accounting changes               -          -       128,197
Total income tax (provision)
benefit                       (11,628)   (6,521)    143,005
                              =======   ========    =======

The total income tax provision recognized by the Company in 1995 reconciles to that computed under the federal statutory corporate rate as follows:

                        Income Before        Extraordinary
                        Income Taxes         Item          Total
Federal income tax
(provision) benefit
computed at statutory
rate of 35%              $(23,853)        $ 2,921       $(20,932)
State income taxes net
of federal income tax
effect                     (2,726)            333         (2,393)
Valuation allowance        13,324          (1,627)        11,697
                         $(13,255)        $ 1,627       $(11,628)
                          =======          ======        =======

The total income tax provision recognized by the Company in 1994 reconciles to that computed under the federal statutory corporate rate as follows:

                             Income Before   Extraordinary
                             Income Taxes      Item        Total
Federal income tax
(provision) benefit computed
at statutory rate of 35%      $ (14,821)      $1,675    $(13,146)
State income taxes net
of federal income tax effect     (1,694)         191      (1,503)
Valuation allowance               9,061         (933)      8,128
                              $  (7,454)      $  933     $(6,521)
                               ========        ======     =======

The total income tax benefit recognized by the Company in 1993 reconciles to that computed under the federal statutory corporate rate as follows:

                                                Cumulative
                                       Extra-   Effect of
                          Loss Before  ordinary Accounting
                          Income Taxes Item     Changes     Total
Federal income tax
benefit computed        $ 19,095    $ 2,748   $149,450  $171,293
at statutory rate
of 34%
State income taxes
net of federal             2,248        324     17,582    20,154
income tax effect
Effect of retroactive
change in federal
statutory rate to 35%
and other adjustments      2,326        -         -        2,326
Valuation allowance      (10,397)    (1,536)   (38,835)  (50,768)
                          13,272     $1,536    $128,197  $143,005
                          ======      =====     ======   =======

Note 10
REDEEMABLE STOCKS
In June 1989, the Company sold 1.8 million shares of the Series A Preferred to the 1989 ESOP. The 1989 ESOP financed the purchase by issuing to the Company a $26.1 million promissory note, payable ratably over a 10 year period. Each share of Series A Preferred is convertible at any time into one share of common stock, subject to adjustment, is entitled to 10 times the number of votes allotted to the common stock into which it is convertible, and has a preference on liquidation over common stock of $5 per share. The Series A Preferred has no preference over common stock as to dividends. The Series A Preferred is not intended to be readily tradable on an established market. As such, shares of Series A Preferred distributed to 1989 ESOP participants following termination of service are given a right, exercisable for limited periods prescribed by law, to cause the Company to repurchase the shares at fair value. The Company also has a right of first refusal upon proposed transfers of distributed shares of Series A Preferred which it has agreed, to the extent it is permitted, to exercise and to contribute or sell reacquired shares to the 1989 ESOP. In 1994, the 1989 ESOP was amended to provide that shares of Series A Preferred reacquired by the 1989 ESOP be reallocated annually among active employee participants on a per capita basis. If not repurchased by the Company or reacquired by the 1989 ESOP, shares of Series A Preferred automatically convert into common stock upon transfer by a distributee.

In October 1991, the Company issued 0.5 million shares of the Series B Preferred to Cleveland-Cliffs Inc for a purchase price equal to the aggregate redemption amount of $25.0 million. The Series B Preferred was entitled to annual dividends of $6.25 per share. The Company redeemed all the Series B Preferred in September 1994. In connection with the Series B Preferred issuance, the Company entered into a supply agreement with a subsidiary of Cleveland-Cliffs Inc to furnish the Company with the majority of its iron ore pellet requirements for a 12 year period which began in 1992 and extends through 2005. Upon redemption, the Series B Preferred lost its serial designation.

Note 11
STOCK PLANS
The Company has a stock option plan (the '1987 Stock Option Plan') which provides for 750,000 shares of the Company's common stock to be available for the granting of options. In 1995, the Company granted options to purchase 55,000 shares of the Company's common stock at exercise prices ranging from $4.38 per share to $8.88 per share. Options covering 521,000 shares were granted in 1994 at an exercise price of $8.69 per share. Generally, the options granted under the 1987 Stock Option Plan vest in one-third increments beginning two years after the grant date, with the remaining two-thirds becoming exercisable ratably after the third and fourth years. No stock options were granted in 1993. Options covering 180,000 shares were outstanding as of December 31, 1995, that were granted prior to 1993 under employment contracts with certain executive officers at an exercise price of $8.33 per share. All such options remain outstanding and exercisable. Options granted under the 1987 Stock Option Plan are exercisable for a maximum of 10 years following the date of grant.

Activity under the 1987 Stock Option Plan is summarized below:

                             1995         1994          1993
Options outstanding at
beginning of period        701,000      240,000       240,000
Granted                     55,000      521,000          -
Repurchased/forfeited       (8,000)     (60,000)         -
Exercised                     -            -             -
Outstanding at end of
period                     748,000      701,000       240,000

Exercisable at end of
period                     270,000      180,000       240,000
Available for future
grant                        2,000       49,000       510,000

In October 1989, the Company registered 1.5 million shares of its common stock to be offered over a 5-year period beginning January 1, 1990, to eligible employees through payroll deductions under its 1989 Employee Stock Purchase Plan. In October 1994, the Company registered an additional 5.0 million shares of its common stock to be offered over a 5-year period beginning January 1, 1995, to eligible employees under its 1994 Employee Stock Purchase Plan. The 1994 Employee Stock Purchase Plan provides for participants to purchase the Company's common stock at 85% of the lesser of the stock's closing price at the beginning or the end of each year. As of December 31, 1995, 295,764 shares valued at approximately $0.9 million were issuable in accordance with the 1994 Employee Stock Purchase Plan.

During 1991, the Company adopted a deferred compensation plan (the 'Directors' Deferred Compensation Plan') to permit non-employee members of the Board of Directors to receive shares of common stock in lieu of cash payments for total compensation or a portion thereof for services provided in their capacity as a member of the Board of Directors. The Director's Deferred Compensation Plan provides for the stock portion of the directors compensation to be valued at 90% of the lesser of the stock's average trading price at the beginning and the end of each year. As of December 31, 1995, 36,312 shares valued at $0.1 million were issuable to the directors who selected deferred compensation.

Note 12
ESOP FINANCING
The purchase by the 1989 ESOP of the Series A Preferred was financed through the issuance of a $26.1 million promissory note to the Company payable ratably over a 10 year period. The Company's contribution to the 1989 ESOP for the principal and interest components of debt service was immediately returned. As such, the respective interest income and expense on the ESOP notes were entirely offset within the Company's net financing costs.

Effective November 1, 1990, the 1989 ESOP entered into a refinancing, which was guaranteed by the Company, under which $19.0 million of 9.0% ESOP notes were sold to certain institutional investors. Following this refinancing, the net interest expense component of the Company's ESOP contribution was included in interest expense.

In connection with the Company's sale of $140.0 million of its Senior Notes in March 1993, the Company purchased the balance of the outstanding 9.0% ESOP notes which had been reduced to the principal amount of $14.1 million. Following this purchase, the Company was reestablished as the sole lender to the 1989 ESOP and, as such, the interest income and expense related to the 9.0% ESOP notes are offset within the Company's net financing costs.

Note 13
EARNINGS PER SHARE
The weighted average number of common and common equivalent shares used in the calculation of the income (loss) per common share was 43,781,395, 34,469,921 and 26,472,907 for the years ended December
31, 1995, 1994 and 1993, respectively. The shares of Series A Preferred were excluded from the 1993 calculations due to their antidilutive effect. The assumed exercise of stock options would not result in significant dilution in those periods.

If the 1994 offering of the Company's common stock had taken place on January 1, 1994, and the net proceeds therefrom along with $32.3 million of the Company's available cash on hand had been used as previously described, the net income for the year ended December 31, 1994, would have increased to $40.2 million. Accordingly, the respective net results per share applicable to common stock would have been net income of $0.92 per common share.

Note 14
ENVIRONMENTAL COMPLIANCE, LEGAL PROCEEDINGS AND COMMITMENTS
Environmental Compliance
The Company, as well as its domestic competitors, is subject to stringent federal, state and local environmental laws and regulations concerning, among other things, waste water discharges, air emission and waste disposal. The Company spent approximately
$3.9 million for pollution control capital projects in 1995.

Pursuant to agreements entered into between the Company and NSC under which the Company acquired its operating assets in 1984, NSC retained liability, including governmental and third-party claims, arising from environmental violations prior to the acquisition. NSC also retained liability for cleanup costs, including third-party claims, related to solid or hazardous waste sites, as long as the sites were not used by the Company in its operations subsequent to the acquisition.

In December 1993, the Company was informed by the West Virginia Division of Environmental Protection ('DEP') that the United States Environmental Protection Agency ('EPA') was considering initiating a 'multimedia' enforcement action against the Company. Multimedia actions involve coordinated enforcement proceedings related to water, air and waste-related issues stemming from a number of federal and state statutes and rules. In October 1995, the Company received a Notice of Violation from the EPA alleging seven violations of DEP regulations for air pollution control, which may result in fines and penalties. Additionally, the EPA has conducted inspections of the Company's facilities regarding waste-related issues. The Company has also met with representatives of the EPA regarding the alleged violations and the Company's environmental compliance as to water, air and waste-related issues. No multimedia enforcement action has been commenced against the Company. At this time, the Company cannot assess the likely outcome of these matters, but believes that any fines and penalties would not be material to its financial position or results of operations.
The Company intends to comply with all legal requirements regarding the environment. New or expanded environmental requirements could increase the Company's environmental costs in the future. Since the effect of future requirements are not presently determinable, it is not possible to predict with a high degree of precision the ultimate future cost of compliance; however, the Company does not believe the future costs of environmental compliance or the cost of current outstanding environmental matters will have a material effect on its financial position, results of operations or on its competitive position with respect to other integrated domestic steelmakers that are generally subject to the same environmental requirements.

Legal Proceedings
The Company, in the ordinary course of business, is the subject of, or party to, various pending or threatened legal actions. The Company believes that any ultimate liability resulting from these actions will not have a material adverse effect on its financial position or results of operations.

Commitments
In October 1991, the Company entered into a supply agreement with a subsidiary of Cleveland-Cliffs Inc to provide the majority of its iron ore pellet requirements beginning in 1992 and extending through 2005.

In July 1993, the Company entered into an agreement with USX Corporation to purchase blast furnace coke during the remainder of 1993 through December 1996. The agreement provides for the purchase of 750,000 tons of blast furnace coke in 1996, or the actual annual requirement of the Company if less than the stated amount. The price is to be the prevailing market price (subject to a ceiling and floor) for blast furnace coke determined each October prior to the delivery year.

Note 15
LINE OF BUSINESS INFORMATION
The Company operates a single line of business, the making and finishing of carbon steel products including sheet and tin mill products. In 1995 and 1994, no single customer accounted for 10% or more of net sales. In 1993 one customer accounted for 11% of net sales.

Approximately 82% of the Company's workforce is covered under collective bargaining agreements with the Independent Steelworkers' Union and Independent Guards' Union. The current collective bargaining agreements are due to expire in September 1996.

Note 16
DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
AND SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:
Cash and Equivalents
The carrying amount approximates fair value because of the short maturity of those investments.

Redeemable Preferred Stock
The fair value of the Series A Preferred stock was determined based upon an independent appraisal performed as of December 31, 1995 and 1994.

Long Term Debt
The fair values of the Company's long term debt obligations are estimated based upon quoted market prices.

The estimated fair values of the Company's financial instruments are as follows as of December 31, 1995 and 1994, respectively:

                         1995                   1994
                        Carrying     Fair     Carrying    Fair
                        Amount       Value    Amount      Value
Cash and equivalents    $131,811   $131,811  $ 62,905  $ 62,905
Series A Redeemable
Preferred stock           25,003      7,113    25,687    15,900
Long term debt
obligations              407,869    408,231   394,505   392,526

Significant Group Concentrations of Credit Risk
As of December 31, 1995 and 1994, the Company had trade receivables outstanding of $17.3 million and $12.8 million, respectively, from customers who had been acquired in leveraged transactions.



MANAGEMENT RESPONSIBILITY STATEMENT
WEIRTON STEEL CORPORATION
The accompanying consolidated financial statements of the Company are the responsibility of its management and have been prepared in conformity with generally accepted accounting principles.

The Company has a system of internal controls, including a Code of Ethics, designed to provide reasonable assurance that assets are safeguarded, financial statements are reliable and a high standard of business conduct is maintained. Management monitors the system for compliance, and internal auditors independently measure its effectiveness.

The Company's independent public accountants, Arthur Andersen LLP, audit its financial statements in accordance with generally accepted auditing standards. The report of the independent public accountants is included in this report.

The Board of Directors pursues its oversight role for the financial statements through its Audit Committee. The Audit Committee continued its practice of meeting quarterly to review the financial affairs of the Company and to interface with the internal audit staff and independent public accountants. Both the independent public accountants and the internal auditors have full and free access to the Audit Committee.

Management believes that the existing system of internal controls, the independent audit and the Audit Committee provide reasonable assurance that the Company's financial accounting system adequately maintains accountability for assets, assures the integrity of financial statements and maintains its commitment to a high standard of business conduct.


/s/Richard K. Riederer
Richard K. Riederer
President, Chief Executive Officer

/s/Earl E. Davis, Jr.
Earl E. Davis, Jr.
Vice President - Finance &
Chief Financial Officer

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Weirton Steel Corporation:

We have audited the accompanying consolidated balance sheets of Weirton Steel Corporation (a Delaware corporation) and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Weirton Steel Corporation and subsidiary as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Notes 7, 8 and 9 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for postretirement benefits other than pensions, postemployment benefits and income taxes.


/s/Arthur Andersen LLP
Arthur Andersen LLP

Pittsburgh, Pennsylvania
January 22, 1996




SELECTED FINANCIAL AND STATISTICAL DATA
WEIRTON STEEL CORPORATION
(Dollars in millions, except per share data)

                         1995    1994    1993    1992    1991
Net sales                1,352   1,261   1,201   1,079   1,036
Operating expenses       1,252   1,212   1,204   1,079   1,083
Depreciation                55      46      49      39      34
Taxes on income           13.3     7.5    (13.3)  (4.8)    (4)
Profit sharing            24.2    17.6      -      -       -
Contribution to ESOP         3       3       3       3      3
Net income (loss)         48.4    35.2   (229.2)  (31.8)  (74.7)
Net income (loss)
per common share           1.10   0.95    (8.78)  (1.40)  (3.49)
Total assets             1,314   1,231   1,241    1,005   1,038
Additions to property
plant and equipment         52     112      14       45     114
Long term debt             408     395     495      491     503
Redeemable preferred
stock, net                  16      14      37       34      31
Working capital            340     256     262      238     273
Cash dividends declared
per common share             -      -       -        -       -
Number of common shares
outstanding at year end
(in thousands)            42014   41654   26338   26211   24013
Number of preferred
shares outstanding at
year end (in thousands)    1729    1767    2282    2296    2298
Stockholders' equity
(deficit)                   199     149      (1)    231     257
Stockholders' equity
(deficit) per common
share                      4.73    3.57    (.05)    8.82   10.72
----------------------------------------------------------------

Selected Quarterly Financial Data
(unaudited)
(Dollars in millions, except per share data)

                             Quarterly periods in 1995
                             4th    3rd    2nd    1st
----------------------------------------------------------
Net sales                   $337    $341    $319   $355
Gross profit                  34      37      45     56
Operating profit              14      10      26     50
Net income(loss)               3       7       6     32
Net income(loss)
pershare: on common stock
prior to extraord.item      0.07    0.16    0.29   0.73
Extraordinary item            -      -      (0.15)  -
Net income(loss) per
share of common stock       0.07    0.16    0.14   0.73
-----------------------------------------------------------
                             Quarterly periods in 1994
                             4th    3rd    2nd    1st
----------------------------------------------------------
Net sales                   $304    $296    $336   $325
Gross profit                  34      30      23     37
Operating profit              25       4       3     17
Net income(loss)              18      (4)     18      3
Net income(loss)
pershare: on common stock
prior to extraord.item      0.50    (.15)   0.63   0.07
Extraordinary item          (.09)    -       -      -
Net income(loss) per
share of common stock       0.41    (.15)   0.63   0.07
-----------------------------------------------------------



Weirton Steel Corporation
Board of Directors

Richard R. Burt, Chairman**+
(effective 4/1/96)
Chairman
International Equity Partners, LLP
Washington, DC

Michael Bozic**$
President and CEO
Levitz Furniture Company
Boca Raton, Florida

James B. Bruhn**+
Executive Vice President
Commercial
Weirton Steel Corporation
Weirton, West Virginia

Robert J. D'Anniballe, Jr.*+
Partner
Alpert, D'Anniballe & Visnic
Weirton, West Virginia

Mark G. Glyptis**+=
President
Independent Steelworkers Union
Weirton, West Virginia

Phillip A. Karber * **
Former Corporate Vice President
and Director, Center for Technology
and Public Policy Research
BDM International, Inc.
McLean, Virginia

Joseph J. Nowak$**+=
Former Vice Chairman
Armco, Inc.
Pittsburgh, Pennsylvania

Robert S. Reitman$**=
Chairman, President and CEO
The Tranzonic Companies
Pepper Pike, Ohio

Richard K. Riederer
President, Chief Executive Officer
and Chief Operating Officer
Weirton Steel Corporation
Weirton, West Virginia

Richard F. Schubert$+
Former President and CEO
The Points of Light Foundation
Washington, DC

Thomas R. Sturges*+
Executive Vice President
The Harding Group
Greenwich, Connecticut

David I.J. Wang * **
Former Executive Vice President
International Paper Company
Naples, Florida

Ronald C. Whitaker*$=
President and CEO
EWI, Incorporated
Southfield, Michigan

*                   Member of Audit Committee
**                  Member of Finance and Strategic Planning Committee
$                   Member of Management Development and Compensation Committee
+                   Member of Corporate Responsibility Committee
=                   Member of Nominating Committee



Executive Officers of the Company
Richard K. Riederer
President, Chief Executive Officer
and Chief Operating Officer

James B. Bruhn
Executive Vice President - Commercial

Craig T. Costello
Executive Vice President - Manufacturing

David L. Robertson
Executive Vice President
Human Resources and Corporate Law

Earl E. Davis
Vice President of Finance
and Chief Financial Officer

Thomas W. Evans
Vice President
Materials Management

David M. Gould
Vice President
Economic Development

William R. Kiefer
Vice President - Law and Secretary

Narendra M. Pathipati
Vice President
Corporate Development and Strategy

John H. Walker
Vice President
Operations

Mac S. White, Jr.
Vice President
Engineering

Mark E. Kaplan
Controller and
Principal Accounting Officer


ESOP Information
Inquiries about Employee Stock Ownership Plan accounts should be directed to the Weirton Steel Corporation ESOP Administrator at the Executive Offices.

Stockholder Information
Additional copies of this Annual Report
or reports filed with the Securities and Exchange Commission, and copies of the Company's quarterly earnings releases can be obtained by writing to:

Investor Relations
Weirton Steel Corporation
400 Three Springs Drive
Weirton, West Virginia 26062-4989
Telephone (304) 797-2728

Faxed copies of the Company's news releases, including quarterly earnings releases, may be obtained by calling Company News On Call at (800) 758-5804. This electronic system will request a six-digit code (961575) and enable you to request specific news releases to be sent to your fax machine.

Notice of Annual Meeting
A notice of the annual meeting and proxy statement and a proxy voting card as well as a copy of the current Annual Report will be mailed to each stockholder prior to the meeting.

Executive Offices
Weirton Steel Corporation
400 Three Springs Drive
Weirton, West Virginia 26062-4989
Telephone (304) 797-2000

Stock Transfer Agent and Registrar
The Company's transfer agent and registrar for its common stock is KeyCorp Shareholder Services, Inc. of Cleveland, Ohio. Stockholders wishing to transfer their shares of the Company's common stock to someone else or to change the name on a stock certificate should contact the Shareholder Communications Department, KeyCorp Shareholder Services, Inc., P.O. Box 6477, Cleveland, Ohio 44144-2302, Telephone (800) 542-7792 for assistance.

Independent Public Accountants
The Company's independent public accountants are Arthur Andersen
LLP, 2100 One PPG Place, Pittsburgh, Pennsylvania 15222.