Form 10-K405, Exhibit 13
period 1996-12-31
WEIRTON STEEL CORP
filed 1997-03-27
CIK 849979

                                                                  EXHIBIT 13.1

MANAGEMENT'S DISCUSSION AND ANALYSIS                  WEIRTON STEEL CORPORATION
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

                     This discussion and analysis of Weirton Steel Corporation's (the "Company") financial condition and results of operations should be read together with the consolidated financial statements and notes thereto, which begin on page 19.

                     The Company is a major integrated producer of flat rolled carbon steels with major product lines consisting of sheet and tin mill products. Sheet products include hot and cold rolled and both hot-dipped and electrolytic galvanized steels. Tin mill products include tinplate, chrome coated and black plate.

RESULTS OF OPERATIONS

                     1996 COMPARED TO 1995

                     The net loss for 1996 was $49.9 million or $1.18 per common share compared to net income of $48.4 million or $1.10 per common share in 1995. The results for 1996 included a pretax restructuring charge of $17.0 million associated with an approximately 20% reduction in the managerial and supervisory workforce and a $5.4 million after-tax extraordinary loss on the early extinguishment of debt related to the refinancing of a portion of the Company's senior note obligations. The 1995 results included favorable adjustments for business interruption and property damage insurance recoveries. The Company received $9.0 million for property damage and $34.0 million for business interruption in 1995 related to damage caused by a fire at the Company's No. 9 Tandem Mill. In addition, the Company's business interruption claim stemming from an outage at its hot strip mill in March 1991 was settled for $7.5 million. The 1995 results included a pretax provision for employee profit sharing of $24.2 million. Net income for 1995 also included a $6.7 million after-tax extraordinary loss on the early extinguishment of debt. Excluding the effect of these non-recurring items, and the resulting impact on the provisions for profit sharing and income taxes, the net loss for 1996 would have been $30.8 million or $0.73 per common share compared to net income for 1995 of $24.2 million or $0.55 per common share.

                     Total shipments in 1996 were 2,857 thousand tons compared to 2,718 thousand tons in 1995. Net sales were $1,383.3 million in 1996 compared to $1,351.7 million in 1995.

(In thousands, except per ton amounts)                                                         1996            1995
---------------------------------------------------------------------------------------------------------------------------
Net sales                                                                                $1,383,301      $1,351,711
Shipments in tons                                                                             2,857           2,718
---------------------------------------------------------------------------------------------------------------------------
Net sales per ton                                                                        $      484      $      497
-----------------------------------------------------------------------------------------==================================


                     Sheet product shipments in 1996 were slightly more than 1995 at 1,957 thousand tons reflecting continued high demand for the Company's product. However, net sales generated by sheet products in 1996 declined $41.8 million to $823.0 million primarily as a result of lower average selling prices, particularly in the first half of the year, reflecting weak industry-wide pricing.

                     Tin mill product shipments in 1996 were 900 thousand tons compared to 763 thousand tons in 1995; an increase of 18%. Tin mill product shipments resulted in net sales of $560.3 million in 1996, an increase of $73.4 million compared to 1995. The increase in net sales is attributable to the increase in tin mill product shipments, but was partially offset by lower average selling prices compared to 1995.

MANAGEMENT'S DISCUSSION AND ANALYSIS                  WEIRTON STEEL CORPORATION
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                     Cost of sales as a percentage of net sales was 92.7% in 1996 compared to 87.3% in 1995 reflecting lower average selling prices, higher raw material and energy costs and costs associated with shutdown of the No. 1 Blast Furnace for a major rebuild in the fourth quarter of 1996. Additionally, operating costs in 1996 were adversely affected by an unplanned blast furnace outage in April 1996, costs associated with an environmental settlement, and higher cost product mix.

(In thousands, except per ton amounts)                                                 1996               1995
---------------------------------------------------------------------------------------------------------------------------
Cost of sales                                                                    $1,282,923         $1,180,053
Shipments in tons                                                                     2,857              2,718
---------------------------------------------------------------------------------------------------------------------------
Cost of sales per ton                                                            $      449         $      434
---------------------------------------------------------------------------------==========================================

                     Selling, general and administrative expenses were $39.1 million compared to $34.4 million in 1995. The increase was primarily attributable to higher employee benefit costs and increased outside purchase services, partially offset by lower salary costs resulting from the workforce reduction in 1996.

                     Depreciation expense increased $3.3 million to $58.0 million in 1996. This increase was the result of increased production and a higher depreciable asset base.

                     A $17.0 million restructuring charge was recognized in 1996, in connection with the approximately 20% reduction in the supervisory and managerial workforce. The restructuring charge included approximately $10.1 million of severance benefits for terminated employees, $3.8 million related to a special retirement supplement for those eligible for retirement and $3.1 million for other termination related benefits. Approximately $2.3 million of the $17.0 million charge was paid in 1996.

                     Interest expense was $44.4 million in 1996, an increase of $1.8 million from 1995. The increase resulted from a net increase of approximately $23.0 million of senior debt obligations during the third quarter of 1996.

                     During 1996, the Company had an income tax benefit of $10.8 million, compared to an income tax provision of $13.3 million in 1995. The 1996 income tax benefit results primarily from the generation of net operating losses and the recognition of a portion of the net operating losses as a deferred tax asset.

                     In July 1996, the Company refinanced approximately $100.0 million of its senior notes through the issuance of $125.0 million principal amount of 11-3/8% Senior Notes due 2004. The refinancing resulted in the recognition of a $5.4 million after-tax extraordinary loss on the early extinguishment of debt. In 1995, the Company recognized a $6.7 million after-tax extraordinary loss on the early extinguishment of debt as the result of the refinancing of $112.0 million of the Company's senior notes through the issuance of $125.0 million principal amount of 10-3/4% Senior Notes due 2005.

                     1995 COMPARED TO 1994

                     Net income in 1995 was $48.4 million or $1.10 per common share compared to $35.2 million or $0.95 per common share in 1994. The 1995 and 1994 results included pretax provisions for employee profit sharing of $24.2 million and $17.6 million, respectively.

                     The 1995 and 1994 results included favorable adjustments for business interruption and property damage insurance recoveries resulting from damage caused by a fire at the Company's No. 9 Tandem Mill. The Company received $44.7 million for property damage and $20.0 million for business interruption in 1994 related to the No. 9 Tandem Mill. The Company settled its claims related to the No. 9 Tandem Mill in 1995 and received additional proceeds of $9.0 million for property damage and $34.0 million for business interruption. In addition, the Company's business interruption claim stemming from an outage at its hot strip mill in March 1991 was settled for $7.5 million in 1995. Net income for 1995 also included a $6.7 million after-tax extraordinary loss on the early extinguishment of debt while 1994 results included a similar loss of $3.9 million. Excluding these nonrecurring items, and the resulting effects on the provisions for employee profit sharing and income taxes, net income for 1995 would have been $24.2 million or, $0.55 per common share, compared to a loss of $5.3 million, or $0.22 per common share for 1994.

MANAGEMENT'S DISCUSSION AND ANALYSIS                  WEIRTON STEEL CORPORATION
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                     The resumption of production at the No. 9 Tandem Mill had a significant effect on the Company's volume of shipments in 1995, as well as its product mix compared to 1994. Approximately 70% to 80% of the Company's tin and chrome plating operations require steel that has been processed at the No. 9 Tandem Mill. Total shipments in 1995 were 2,718 thousand tons compared to 2,606 thousand tons in 1994.

(In thousands, except per ton amounts)                                                       1995                1994
---------------------------------------------------------------------------------------------------------------------------
Net sales                                                                              $1,351,711          $1,260,864
Shipments in tons                                                                           2,718               2,606
---------------------------------------------------------------------------------------------------------------------------
Net sales per ton                                                                      $      497          $      484
---------------------------------------------------------------------------------------====================================

                     Sheet product shipments decreased 36 thousand tons from 1994 to 1,955 thousand tons in 1995. Net sales generated by sheet products in 1995 were $864.8 million, a decline of $15.7 million from 1994 primarily related to the decreased shipments. In 1995, the Company expanded its marketing efforts in response to demand for its sheet products internationally. As a result, approximately 12% of the Company's sheet product shipments in 1995 were exported compared to nominal amounts in prior years.

                     In the second quarter of 1994, not withstanding the No. 9 Tandem Mill outage, the Company was able to fill a majority of its orders for its tin mill product customers from inventory on hand. However, during the second half of 1994, the No. 9 Tandem Mill remained out of service and the Company lost a portion of its share of the tin mill product market. Sales from tin mill products increased $106.5 million in 1995 over 1994, of which $89.8 million was attributable to the higher level of shipments and a more favorable product mix. Although demand in 1995 reflected periods of softness, previously negotiated annual selling prices were higher and contributed $16.7 million to the increase in sales in 1995 compared to 1994.

                     As a result of the increase in tin mill product shipments and selling prices, offset by lowered sheet product shipments caused by the resumption of production at the No. 9 Tandem Mill, total sales in 1995 increased 7.2% to $1,351.7 million from $1,260.9 million in 1994.

                     Cost of sales as a percentage of net sales was 87.3% in 1995 compared to 90.2% in 1994. This improvement resulted from the shift in product mix from sheet products to higher margin tin mill product.

(In thousands, except per ton amounts)                                                    1995                1994
---------------------------------------------------------------------------------------------------------------------------
(In thousands, except per ton amounts)
Cost of sales                                                                          $1,180,053          $1,136,936
Shipments in tons                                                                           2,718               2,606
---------------------------------------------------------------------------------------------------------------------------
Cost of sales per ton                                                                  $      434          $      436
---------------------------------------------------------------------------------------====================================


                     Depreciation expense increased $8.4 million to $54.7 million in 1995. This increase was the result of increased production, greater overall capital spending and the recognition of a new cost basis for the rebuilt No. 9 Tandem Mill. Capitalized spending for the No. 9 Tandem Mill in 1995 and 1994 was $2.9 million and $74.6 million, respectively.

                     Interest expense was $42.5 million in 1995, a decrease of $7.5 million from 1994. The decrease resulted from a reduction of approximately $101.1 million in outstanding senior notes during the fourth quarter of 1994 using available cash and a portion of the proceeds of a public offering of the Company's common stock in August 1994.

                     In 1995 the Company recognized an after-tax extraordinary loss on the early extinguishment of debt of $6.7 million relating to the refinancing of approximately $112.0 million of senior notes through the issuance of $125.0 million principal amount of 10-3/4% Senior notes due 2005. This compares to a similar after-tax extraordinary loss of $3.9 million recognized in 1994 resulting from the early repayment of approximately $101.1 million of senior notes from the proceeds of a common stock offering.

MANAGEMENT'S DISCUSSION AND ANALYSIS                  WEIRTON STEEL CORPORATION
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                     The Company elected for federal income tax purposes not to recognize a new basis for the costs associated with the rebuilt No. 9 Tandem Mill. As such, the 1995 income tax provision reflected principally the reduction of net deductible temporary differences. The 1994 income tax provision included the utilization of regular federal net operating loss carry forwards, a reduction of net deferred deductible temporary differences and a current provision for alternative minimum tax. The 1995 and 1994 provisions were offset by favorable adjustments to the carrying value of the Company's net deferred tax assets.

LIQUIDITY AND CAPITAL RESOURCES

                     As of December 31, 1996, the Company had cash and equivalents of $112.1 million compared to $131.8 million as of December 31, 1995. This decrease in cash and equivalents between December 31, 1996 and December 31, 1995 was due primarily to the net loss incurred by the Company in 1996, and payment during the first quarter of 1996 of approximately $24.2 million of profit sharing for 1995. The Company's cash position was positively affected by a net increase in cash after the refinancing of senior note obligations in July 1996.

                     In July 1996, the Company sold in a private offering $125.0 million principal amount of 11-3/8% Senior Notes due 2004. The net proceeds of the offering were $118.5 million, of which $105.7 million was used to repurchase $65.0 million principal amount of the 10-7/8% Senior Notes and $35.0 million principal amount of the 11-1/2% Senior Notes. The Company subsequently exchanged the privately held notes for substantially similar registered notes. The Company recognized in 1996 an after-tax extraordinary loss of $5.4 million associated with the early extinguishment of debt which included the premiums to repurchase the notes and the recognition of previously deferred financing costs associated with the refinanced debt. The remaining outstanding portion of the 11-1/2% Senior Notes totaling $42.2 million will be reclassified to current on the balance sheet in the first quarter of 1997. The Company has no scheduled debt repayment until 1998 when its 11-1/2% Senior Notes become due.

                     The Company's net deferred tax assets were $143.8 million as of December 31, 1996, which consisted primarily of the carrying value of net operating loss carryforwards, postretirement benefits other than pensions and other tax credits and net deductible temporary differences available to reduce the Company's cash requirements for the payment of future federal income tax. The deferred tax assets were partially offset by a deferred tax liability related to depreciation. The Company was required in 1996 and 1995, and may be required in future periods, to make cash payments for income taxes under federal alternative minimum tax regulations. In 1996 the Company received a tax refund of $4.0 million related to the 1995 tax year.

                     The Company has in place through its wholly owned subsidiary, Weirton Receivables Inc. ("WRI"), a receivable participation agreement with a group of four banks (the "WRI Receivable Participation Agreement"). The facility provides for a total commitment by the banks of up to $85.0 million, including a letter of credit subfacility of up to $25.0 million. The WRI Receivable Participation Agreement, as amended, makes the facility available to WRI through April 2001. As of December 31, 1996, $4.0 million in letters of credit under the subfacility were outstanding. Based upon the Company's available cash on hand as of December 31, 1996, and the amount of cash it anticipates will be provided from operating activities, the Company expects to have sufficient cash to meet its near-term requirements. As such, it does not expect WRI to sell participation interests to the banks in the near-term. As of December 31, 1996, after reductions for amounts in place under the letter of credit subfacility, the base amount of participation interests available for cash sales was approximately $68.0 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS                  WEIRTON STEEL CORPORATION
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INVESTMENT IN FACILITIES

                     Capital additions in 1996 were approximately $83.1 million compared to $52.3 million in 1995. The Company's planned capital additions for 1997 are approximately $60.0 million and include spending to complete a major reline and rebuild of the Company's No. 1 Blast Furnace, expected to be completed in the first quarter of 1997, expenditures for a utilities process control system and improvements at the No. 9 Tandem Mill. Also included in the Company's planned capital additions for 1997 are approximately $6.0 million for environmental control projects. At present, cash provided from operating activities, together with cash on hand, are expected to be sufficient to fund the capital budget and to meet any near-term working capital requirements. To the extent that operating activities do not generate an adequate amount of cash, the Company expects that any cash requirements for capital improvements would be financed through the WRI Receivable Participation Agreement.

ENVIRONMENTAL AFFAIRS

                     In March 1996, the West Virginia Department of Environmental Protection ("DEP") and the United States Environmental Protection Agency ("EPA") advised the Company that they had identified a number of enforcement issues pertaining to waste water discharge, air emissions and waste handling operations of the Company. In September 1996, the Company and DEP and EPA reached a settlement regarding these water, air and waste-related issues. Under the settlement, the Company was required to pay a total penalty of $3.2 million. Such payment was made in January 1997. Additionally, the Company will be required to conduct certain remedial activity at one of its waste disposal sites which is expected to cost approximately $1.6 million. The amounts related to the penalty and the remedial activity have been accrued in the Company's balance sheet as of December 31, 1996.

                     The settlement also requires the Company to undertake certain capital projects to assure compliance with water, air and waste-related regulations. Such capital costs will include upgrades and modifications to air emissions control equipment, waste water treatment systems and waste handling facilities. Under the settlement, the Company has committed to environmental related capital projects estimated at approximately $13.4 million, a significant portion of which was included in the Company's capital budget prior to commencement of the negotiations with EPA and DEP.

                     The required capital projects, as well as other terms of the proposed settlement, will require changes in operating procedures at the Company's facilities. While the Company expects to attempt to mitigate any increased operating costs attributable to such changes, it nevertheless expects operating costs to increase as a result. At the present time it is not possible to estimate the increase in operating costs, but the Company does not believe that any such increase will be material to its results of operations.

                     In connection with the negotiations, EPA issued a corrective action order, effective October 18, 1996, requiring the Company to conduct investigative activities to determine the nature and extent of hazardous materials which may be located on the Company's property and to evaluate and propose corrective measures needed to abate any unacceptable risks. The Company has recorded approximately $2.9 million related to its current estimate of costs associated with the investigative activities. Because the Company does not currently know the nature or the extent of hazardous waste located on the property, it is not presently possible to estimate the ultimate cost to comply with this order or conduct remedial activity that may be required.

                     The Company believes that National Steel Corporation ("NSC") is obligated to reimburse the Company for a portion of any costs that may be incurred by the Company to comply with the corrective action order and to undertake any required remedial action. Pursuant to the agreement whereby the Company purchased the former NSC Weirton Steel Division in 1984, NSC retained liability for cleanup costs related to solid or hazardous waste facilities, areas or equipment as long as such were not used by the Company in its operations subsequent to the acquisition.

MANAGEMENT'S DISCUSSION AND ANALYSIS                  WEIRTON STEEL CORPORATION
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LABOR NEGOTIATIONS

                     Approximately 84% of the Company's workforce is covered under collective bargaining agreements which were scheduled to expire on September 25, 1996 and were extended by mutual agreement. While working under these extensions and negotiating, on February 27, 1997, the Company and the union for the hourly production and maintenance workforce reached a tentative agreement on a 54-month collective bargaining agreement which is subject to approval by the membership of the union. The Company is continuing negotiations with the remaining represented employees in an effort to reach new collective bargaining agreements.

RECENT ACCOUNTING PRONOUNCEMENTS

                     In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires that the carrying value of long-lived operating assets, when determined to be impaired, be adjusted so as not to exceed the estimated undiscounted cash flows provided by such assets. SFAS No. 121 also addresses the accounting for long-lived assets that are to be disposed of in future periods. The Company adopted the provisions of SFAS No. 121 in the first quarter of 1996. The adoption of SFAS No. 121 did not have a material effect on the Company's financial position or results of operations for the year ended December 31, 1996.

                     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 recommends, but does not require, that companies change their method of accounting for stock-based compensation plans to one that attributes compensation costs equal to the fair value of a stock-based compensation arrangement over the periods in which service is rendered. Companies not electing to change their method of accounting are required, among other things, to provide additional disclosure which in effect restates a company's results for comparative periods as if the new method of accounting had been adopted. The Company elected not to adopt the recognition provisions of SFAS No. 123 but instead has complied with the related disclosure requirements. Had the recognition requirements been adopted in 1995 the pro forma results would have been a net loss of $50.2 million or $1.19 per common share in 1996, and a net income of $48.0 million or $1.10 per common share in 1995.

                     In October 1996, the American Institute of Certified Public Accountants issued Statement of Position 96-1 ("SOP 96-1"), "Environmental Remediation Liabilities." SOP 96-1 provides guidance related to the recognition, measurement, display and disclosure of environmental remediation liabilities. While application of the provisions of SOP 96-1 is not required until fiscal year 1997, the Company has applied SOP 96-1 to its financial statements for the year ended December 31, 1996.

CONSOLIDATED STATEMENTS OF INCOME                     WEIRTON STEEL CORPORATION

                                                                                 YEAR ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)                               1996             1995              1994
---------------------------------------------------------------------------------------------------------------------------
NET SALES                                                             $1,383,301       $1,351,711        $1,260,864

OPERATING COSTS:
   Cost of sales                                                       1,282,923        1,180,053         1,136,936
   Selling, general and
      administrative expense                                              39,102           34,440            31,504
   Depreciation                                                           58,019           54,699            46,309
   Restructuring charge                                                   16,959               --                --
   Provision for profit sharing                                               --           24,178            17,581
   Insurance recoveries                                                       --          (41,502)          (20,000)
---------------------------------------------------------------------------------------------------------------------------
      Total operating costs                                            1,397,003        1,251,868         1,212,330
---------------------------------------------------------------------------------------------------------------------------

INCOME (LOSS) FROM OPERATIONS                                            (13,702)          99,843            48,534

   Adjustment to carrying value of damaged facility                           --            9,000            44,746
   Interest expense                                                      (44,366)         (42,519)          (49,999)
   Interest income                                                         5,415            4,615             5,795
   ESOP contribution                                                      (2,610)          (2,610)           (2,610)
---------------------------------------------------------------------------------------------------------------------------

INCOME (LOSS) BEFORE INCOME TAXES                                        (55,263)          68,329            46,466
   Income tax provision (benefit)                                        (10,776)          13,255             7,454
---------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM                                  (44,487)          55,074            39,012
   Loss on early extinguishment of debt - net of tax                       5,431            6,718             3,851
---------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                     $  (49,918)      $   48,356        $   35,161
Less: Preferred stock dividend requirement                                    --               --             2,339
---------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) APPLICABLE TO
   COMMON SHARES                                                      $  (49,918)      $   48,356        $   32,822
----------------------------------------------------------------------=====================================================

PER SHARE DATA:
Weighted average number of common shares
   and equivalents (in thousands)                                         42,370           43,781            34,470

Income (loss) per common share before extraordinary item              $    (1.05)      $     1.26        $     1.06
   Loss on early extinguishment of debt                                    (0.13)           (0.16)            (0.11)
---------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) PER COMMON SHARE                                    $    (1.18)      $     1.10        $     0.95
----------------------------------------------------------------------=====================================================

The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS                           WEIRTON STEEL CORPORATION

                                                                                                  DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)                                                 1996               1995
---------------------------------------------------------------------------------------------------------------------------
ASSETS:
Current assets:
   Cash and equivalents, includes
      restricted cash of $2,010 and $1,373, respectively                                $  112,092         $  131,811
   Receivables, less allowances of $7,684 and $8,688, respectively                         154,426            150,213
   Inventories                                                                             259,139            255,360
   Deferred income taxes                                                                    51,872             49,245
   Other current assets                                                                      3,269              7,400
---------------------------------------------------------------------------------------------------------------------------
      Total current assets                                                                 580,798            594,029
---------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                                         610,494            586,430
Intangible asset                                                                                --             31,412
Deferred income taxes                                                                       91,971             86,205
Other assets and deferred charges                                                           17,358             15,945
---------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                            $1,300,621         $1,314,021
----------------------------------------------------------------------------------------===================================

LIABILITIES:
Current liabilities:
   Payables                                                                               $164,778          $ 123,105
   Employment costs                                                                         65,067             89,793
   Pension liability                                                                        12,000             12,471
   Taxes other than income taxes                                                            16,703             19,376
   Other                                                                                    12,757              8,981
---------------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                            271,305            253,726
Long term debt obligations                                                                 430,820            407,869
Long term pension obligation                                                                74,750             94,689
Postretirement benefits other than pensions                                                329,154            317,893
Other long term liabilities                                                                 26,941             25,348
---------------------------------------------------------------------------------------------------------------------------
      TOTAL LIABILITIES                                                                  1,132,970          1,099,525
---------------------------------------------------------------------------------------------------------------------------

REDEEMABLE STOCK:
Preferred stock, 7,500,000 shares authorized:
   Preferred stock, Series A, $0.10 par value; 1,762,723
      and 1,769,865 shares authorized and issued;
      1,757,649 and 1,764,791 subject to put                                                25,188             25,589
   Less:Preferred treasury stock, Series A, at cost,
      14,865 and 40,423 shares                                                                (216)              (586)
   Deferred ESOP compensation                                                               (6,525)            (9,135)
---------------------------------------------------------------------------------------------------------------------------
      TOTAL REDEEMABLE STOCK                                                                18,447             15,868
---------------------------------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY:
Preferred stock, Series A, $0.10 par value;
   5,074 shares not subject to put                                                              74                 74
Common stock, $0.01 par value; 50,000,000 shares
   authorized; 42,592,850 and 42,289,944 shares issued                                         426                423
Additional paid-in capital                                                                 455,311            454,197
Common shares issuable, 259,177 and 332,076 shares                                             773              1,170
Deferred compensation                                                                         (385)                --
Retained earnings (deficit)                                                               (305,272)          (255,354)
Less: Common treasury stock, at cost, 239,648 and 275,829 shares                            (1,723)            (1,882)
---------------------------------------------------------------------------------------------------------------------------
      TOTAL STOCKHOLDERS' EQUITY                                                           149,204            198,628
---------------------------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES, REDEEMABLE STOCK
AND STOCKHOLDERS' EQUITY                                                                $1,300,621         $1,314,021
----------------------------------------------------------------------------------------===================================

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS                  WEIRTON STEEL CORPORATION

                                                                                    YEAR ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                          1996            1995          1994
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   NET INCOME (LOSS)                                                       $ (49,918)      $  48,356     $  35,161
   ADJUSTMENTS TO RECONCILE NET INCOME (LOSS)
   TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
   Depreciation                                                               58,019          54,699        46,309
   Amortization of deferred financing costs                                    1,982           2,212         2,509
   Restructuring charge                                                       16,959              --            --
   Adjustment to carrying value of damaged facility                               --          (9,000)      (44,746)
   ESOP contribution                                                           2,610           2,610         2,610
   Loss on early extinguishment of debt                                        5,431           6,718         3,851
   Deferred income taxes                                                      (7,078)          7,240         1,942
   Cash provided (used) by working capital items:
      Receivables                                                             (4,213)        (18,311)       (2,898)
      Inventories                                                             (3,779)         15,158       (27,859)
      Other current assets                                                     4,131          (1,797)       (1,746)
      Payables                                                                24,743         (12,933)       26,102
      Other current liabilities                                              (35,188)          9,620         3,099
   Long term pension obligation                                                6,973          12,397          (726)
   Other                                                                      13,936          (7,750)       10,506
---------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                     34,608         109,219        54,114

CASH FLOWS FROM INVESTING ACTIVITIES:
   Expenditures for property, plant and equipment:
      Spending to restore damaged facility                                        --          (2,948)      (74,611)
      Less: Insurance recoveries                                                  --           9,000        45,000
      Other capital spending                                                 (67,937)        (49,410)      (37,456)
---------------------------------------------------------------------------------------------------------------------------
NET CASH USED BY INVESTING ACTIVITIES                                        (67,937)        (43,358)      (67,067)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Repayments of debt obligations                                           (105,676)       (118,800)     (101,101)
   Proceeds from issuance of debt obligations                                122,610         125,000            --
   Proceeds from issuance of common stock                                         --              --       116,087
   Redemption of preferred stock, Series B                                        --              --       (25,000)
   Dividends paid on preferred stock                                              --              --        (2,339)
   Common shares issuable                                                        773           1,170         1,454
   Deferred financing costs                                                   (4,097)         (4,325)       (2,245)
---------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED(USED) BY FINANCING ACTIVITIES                               13,610           3,045       (13,144)
---------------------------------------------------------------------------------------------------------------------------
NET CHANGE IN CASH AND EQUIVALENTS                                           (19,719)         68,906       (26,097)

CASH AND EQUIVALENTS AT BEGINNING OF PERIOD                                  131,811          62,905        89,002
---------------------------------------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS AT END OF PERIOD                                      $ 112,092       $ 131,811     $  62,905
---------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL CASH FLOW INFORMATION:
   Interest paid, net of interest capitalized                              $  40,275       $  44,416     $  52,091
   Income taxes paid (refunded), net                                          (3,699)         10,593            --

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY



                                                             Common Stock
                                                       -----------------------            Additional
(Dollars in thousands, except per share data)            Shares         Amount         Paid-in Capital
--------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY CONSOLIDATED
AT DECEMBER 31, 1993                                   26,719,752        $267               $335,776
   Net income                                                  --          --                     --
   Issuance of common stock                            15,000,000         150                115,937
   Conversion of preferred stock                               --          --                     --
   Reclassification of preferred Series A
      not subject to put                                       --          --                     --
   Employee stock purchase plan:
      Shares issued                                       299,971           3                  1,009
      Shares issuable                                          --          --                     --
   Board of Directors deferred compensation plan:
      Shares issued                                         7,682          --                     24
      Shares issuable                                          --          --                     --
   Dividends payable ($4.6875 per preferred share,
      Series B)                                                --          --                     --
--------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY CONSOLIDATED
AT DECEMBER 31, 1994                                   42,027,405         420                452,746
   Net income                                                  --          --                     --
   Conversion of preferred stock                           22,453           1                     74
   Reclassification of preferred Series A
      not subject to put                                       --          --                     --
   Employee stock purchase plan:
      Shares issued                                       240,086           2                  1,348
      Shares issuable                                          --          --                     --
   Board of Directors deferred compensation plan:
      Shares issued                                            --          --                     29
      Shares issuable                                          --          --                     --
--------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY CONSOLIDATED
AT DECEMBER 31, 1995                                   42,289,944         423                454,197
   Net loss                                                    --          --                     --
   Conversion of preferred stock                            7,142          --                     94
   Exercise of preferred stock put options                     --          --                     13
   Purchase of treasury stock                                  --          --                     --
   Employee stock purchase plan:
      Shares issued                                       295,764           3                  1,034
      Shares issuable                                          --          --                     --
   Board of Directors deferred compensation plan:
      Shares issued                                            --          --                    (27)
      Shares issuable                                          --          --                     --
   Deferred compensation                                       --          --                     --
--------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY CONSOLIDATED
AT DECEMBER 31, 1996                                   42,592,850        $426               $455,311
==============================================================================================================

The accompanying notes are an integral part of these statements.

                                                       WEIRTON STEEL CORPORATION

          Common                                              Common             Preferred Series A
     Shares Issuable                      Retained         Treasury Stock        Not Subject to Put
    ------------------      Deferred      Earnings      -------------------      ------------------    Stockholders'
    Shares      Amount  Compensation     (Deficit)      Shares       Amount      Shares      Amount       Equity
--------------------------------------------------------------------------------------------------------------------
   397,049     $ 1,327         $  --     $(336,532)     381,405     $(2,215)      2,769       $ 16       $ (1,361)
        --          --            --        35,161           --          --          --         --         35,161
        --          --            --            --           --          --          --         --        116,087
        --          --            --            --       (8,065)        109          --         --            109

        --          --            --            --           --          --       9,543         71             71

  (299,971)     (1,012)           --            --           --          --          --         --             --
   240,086       1,350            --            --           --          --          --         --          1,350

    (7,682)        (24)           --            --           --          --          --         --             --
    18,558         106            --            --           --          --          --         --            106

        --          --            --        (2,339)          --          --          --         --         (2,339)
--------------------------------------------------------------------------------------------------------------------
   348,040       1,747            --      (303,710)     373,340      (2,106)     12,312         87        149,184
        --          --            --        48,356           --          --          --         --         48,356
        --          --            --            --           --          --      (8,546)       (32)            43

        --          --            --            --           --          --       1,308         19             19

  (240,086)     (1,350)           --            --           --          --          --         --             --
   295,764         893            --            --           --          --          --         --            893

  (107,954)       (253)           --            --      (97,511)        224          --         --             --
    36,312         133            --            --           --          --          --         --            133
--------------------------------------------------------------------------------------------------------------------
   332,076       1,170            --      (255,354)     275,829      (1,882)      5,074         74        198,628
        --          --            --       (49,918)          --          --          --         --        (49,918)
        --          --            --            --           --          --          --         --             94
        --          --            --            --           --          --          --         --             13
        --          --            --            --          131          (1)         --         --             (1)

  (295,764)     (1,037)           --            --           --          --          --         --             --
   228,774         681            --            --           --          --          --         --            681

   (36,312)       (133)           --            --      (36,312)        160          --         --             --
    30,403          92            --            --           --          --          --         --             92
        --          --          (385)           --           --          --          --         --           (385)
--------------------------------------------------------------------------------------------------------------------
   259,177     $   773         $(385)    $(305,272)     239,648     $(1,723)      5,074       $ 74       $149,204
====================================================================================================================

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS             WEIRTON STEEL CORPORATION
(In thousands of dollars, except per share amounts, or in millions of dollars where indicated)

NOTE 1
BASIS OF PRESENTATION

                     The financial statements herein include the accounts of Weirton Steel Corporation and its wholly-owned subsidiary, Weirton Receivables, Inc. ("WRI"). Weirton Steel Corporation together with its subsidiary are herein referred to as the "Company."

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

                     Certain reclassifications have been made to prior year amounts to conform with current year presentation.

NOTE 2
ORGANIZATION AND BACKGROUND

                     The Company and its predecessor companies have been in the business of making and finishing steel products for nearly 90 years. From November 1929 to January 1984, the Company's business was operated as either a subsidiary or a division of National Steel Corporation ("NSC"). Incorporated in Delaware in November 1982, the Company acquired the principal assets of NSC's former Weirton Steel Division (the "Division") in January 1984.

                     From January 1984 until June 1989, the Company was owned in its entirety by its employees through an Employee Stock Ownership Plan (the "1984 ESOP"). In June 1989, the 1984 ESOP sold 4.5 million shares of the Company's common stock in a public offering. In connection with the public offering of common stock in June 1989, the Company sold
                     1.8 million shares of voting Redeemable Preferred Stock, Series A (the "Series A Preferred") to a new Employee Stock Ownership Plan (the "1989 ESOP"). Each share of Series A Preferred is convertible at any time into one share of common stock, subject to adjustment, and is entitled to 10 times the number of votes allotted to the common stock into which it is convertible.

                     In May 1994, the Company's stockholders approved an amendment to the Company's Restated Certificate of Incorporation increasing the number of authorized shares of common stock from 30.0 million shares to 50.0 million shares. In August 1994, the Company and the Company's pension plan participated in a public offering of the Company's common stock and sold 15.0 million and 4.55 million shares, respectively.

                     Substantially all of the Company's employees participate in the 1984 ESOP and the 1989 ESOP which, after giving effect to the above-mentioned transactions, owned approximately 26.6% of the issued and outstanding common shares and substantially all the preferred shares of the Company as of December 31, 1996. The common and preferred shares held by the 1984 ESOP and the 1989 ESOP combined represent approximately 48.0% of the voting power of the Company's voting stock as of December 31, 1996.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS             WEIRTON STEEL CORPORATION

NOTE 3
SIGNIFICANT ACCOUNTING POLICIES

                     CASH
                     The liability representing outstanding checks drawn against a zero-balance general disbursement bank account is included in accounts payable for financial statement presentation. Such amounts were $2.5 million and $3.2 million as of December 31, 1996 and 1995, respectively.

                     CASH EQUIVALENTS
                     Cash equivalents, which consist primarily of certificates of deposit, commercial paper and time deposits, are stated at cost, which approximates fair value. For financial statement presentation, the Company considers all highly liquid investments purchased with maturities of 90 days or less to be cash equivalents.

                     INVENTORIES
                     Inventories are stated at the lower of cost or market, cost being determined by the first-in, first-out method. Inventory costs include materials, labor and manufacturing overhead.

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

                     EMPLOYEE PROFIT SHARING
                     The provision for employee profit sharing is calculated in accordance with the Profit Sharing Plan. There was no provision for employee profit sharing in 1996. The pretax provisions in 1995 and 1994 were based upon 33-1/3% of net income.

                     RESEARCH AND DEVELOPMENT
                     Research and development costs related to improvement of existing products, development of new products and the development of more efficient operating techniques are charged to expense as incurred and totaled $3.4 million, $3.2 million, and $6.3 million in 1996, 1995, and 1994, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS             WEIRTON STEEL CORPORATION
(In thousands of dollars, except per share amounts, or in millions of dollars where indicated)

NOTE 4
INVENTORIES

                    Inventories consisted of the following:


                                                                                           DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------
                                                                                       1996               1995
---------------------------------------------------------------------------------------------------------------------------
Raw materials                                                                      $ 87,733           $ 77,557
Work-in-process                                                                      76,526             86,491
Finished goods                                                                       94,880             91,312
---------------------------------------------------------------------------------------------------------------------------
                                                                                   $259,139           $255,360
-----------------------------------------------------------------------------------========================================

NOTE 5
PROPERTY, PLANT AND EQUIPMENT

                     Property, plant and equipment consisted of the following:

                                                                                            DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------
                                                                                       1996               1995
---------------------------------------------------------------------------------------------------------------------------
Land                                                                            $     1,107          $   1,098
Buildings                                                                             9,088              8,689
Machinery, equipment and other                                                      895,151            845,650
Construction-in-progress                                                             95,881             63,798
---------------------------------------------------------------------------------------------------------------------------
                                                                                  1,001,227            919,235
Less: Allowances for depreciation                                                  (390,733)          (332,805)
---------------------------------------------------------------------------------------------------------------------------
                                                                                $   610,494          $ 586,430
--------------------------------------------------------------------------------===========================================

                     In April 1994, the Company's No. 9 Tandem Mill sustained major damage from a fire. This cold reduction mill is a major component of the Company's operating facilities and normally processes approximately 70% to 80% of the steel coils required for the Company's tin and chrome plating operations. The Company rebuilt the No. 9 Tandem Mill and start-up operations began in October 1994.

                     Property damage insurance recoveries related to the No. 9 Tandem Mill in 1995 and 1994 were $9.0 million and $45.0 million, respectively. Insurance recoveries for property damage associated with events of this type require the recognition of a new cost basis for the rebuilt facility. As a result, the Company recognized for the years ended December 31, 1995 and 1994, adjustments to the carrying value of the No. 9 Tandem Mill to the extent of insurance recoveries received during such periods. Total spending in 1995 and 1994 to restore the No. 9 Tandem Mill was $2.9 million and $74.6 million, respectively.

                     The Company's claim for business interruption related to the No. 9 Tandem Mill was settled in 1995. Business interruption insurance recoveries of $34.0 million and $20.0 million were received in 1995 and 1994, respectively. Total funds received in 1995 and 1994 for both property damage and business interruption claims related to the No. 9 Tandem Mill were $110.5 million. In addition, the Company's business interruption claim stemming from an outage at its hot strip mill in March 1991 was settled for $7.5 million in 1995.

                     Capitalized interest applicable to facilities under construction for the years ended December 31, 1996, 1995 and 1994, amounted to $1.1 million, $1.1 million and $2.3 million, respectively. The Company had approximately $15.2 million of non-cash capital additions as of December 31, 1996, included in accounts payable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS             WEIRTON STEEL CORPORATION

NOTE 6
FINANCING ARRANGEMENTS

                     DEBT OBLIGATIONS

                                                                                           DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------
                                                                                       1996               1995
---------------------------------------------------------------------------------------------------------------------------
11-1/2% Senior Notes due 3/1/98                                                    $ 42,163           $ 77,150
10-7/8% Senior Notes due 10/15/99                                                    84,712            149,749
11-3/8% Senior Notes due 7/1/2004                                                   125,000                 --
10-3/4% Senior Notes due 6/1/2005                                                   125,000            125,000
8-5/8% Pollution Control Bonds due 11/1/2014                                         56,300             56,300
---------------------------------------------------------------------------------------------------------------------------
                                                                                    433,175            408,199
Less: Unamortized debt discount                                                       2,355                330
---------------------------------------------------------------------------------------------------------------------------
Long term debt obligations                                                         $430,820           $407,869
---------------------------------------------------------------------------------------------------------------------------


                     In July 1996, the Company completed a private offering of $125.0 million of its 11-3/8% Senior Notes due 2004. The net proceeds of the offering were $118.5 million, of which $105.7 million was used to repurchase $65.0 million principal amount of the 10-7/8% Senior Notes and $35.0 million principal amount of 11-1/2% Senior Notes. The privately placed notes were subsequently exchanged for substantially similar publicly registered notes. The Company recognized a $5.4 million after-tax extraordinary loss on the early extinguishment of debt, which included the premiums paid to purchase the notes and the recognition of previously deferred financing costs.

                     In June 1995, the Company completed an offering of $125.0 million of its 10-3/4% Senior Notes due 2005. The net proceeds were $121.0 million, of which $118.8 million was used to purchase approximately $30.0 million principal amount of its 11-1/2% Senior Notes and $82.0 million principal amount of its 10-7/8% Senior Notes. The Company recognized an after-tax extraordinary loss on the early extinguishment of debt of $6.7 million related to premiums paid to purchase the notes and the immediate recognition of previously deferred financing costs related to the purchased notes.

                     In 1994, the Company retired $68.3 million of its 10-7/8% Senior Notes and $32.8 million of its 11-1/2% Senior Notes using cash on hand and a portion of the proceeds from the Company's August 1994 common stock offering. The purchases of senior notes required the payment of certain premiums in excess of their principal amount and the immediate recognition of previously deferred financing costs. As a result, the Company recognized in 1994 a $3.9 million after-tax extraordinary loss on the early extinguishment of debt.

                     The indentures governing the Senior Notes are substantially similar and contain covenants that limit, among other things, the incurrence of additional indebtedness, the declaration and payment of dividends and distributions on the Company's capital stock, as well as mergers, consolidations, liens and sales of certain assets. Under covenants affecting the Company's ability to pay dividends on its common stock, the Company is limited as to the payment of aggregate dividends after March 31, 1993, to the greater of (i) $5.0 million or (ii) $5.0 million plus one-half of the Company's cumulative consolidated net income since March 31, 1993, plus the net proceeds from future issuances of certain capital stock less certain allowable payments. As of December 31, 1996, pursuant to this covenant, the Company's ability to pay dividends on its common stock was limited to $114.4 million. Upon the occurrence of a change in control, as defined under the indentures, holders of the Senior Notes will have the option to cause the Company to repurchase their Senior Notes at 101% of the principal amount, plus accrued interest to the date of repurchase.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS             WEIRTON STEEL CORPORATION
(In thousands of dollars, except per share amounts, or in millions of dollars where indicated)

                     The Company's Senior Notes are ranked equally and are senior to the 1989 Pollution Control Bonds.

                     The Company has scheduled principal payments of $42.2 million on its 11-1/2% Senior Notes in 1998 and $84.7 million on the 10-7/8% Senior Notes in 1999. No other principal payments become due within the next five years.

                     RECEIVABLES PARTICIPATION AGREEMENT
                     The Company has in place, through a subsidiary, a receivables participation agreement with a group of four banks. The facility provides for a total commitment by the banks of up to $85.0 million, including a letter of credit subfacility of up to $25.0 million. The Company sells substantially all of its accounts receivable as they are generated, to its wholly-owned subsidiary, WRI. WRI finances its ongoing receivable purchases from a combination of cash collections on receivables already in the pool, short term intercompany obligations and issuances of redeemable preferred stock to Weirton Steel Corporation. As of December 31, 1996, while no funded participation interests had been sold under the facility, $4.0 million in letters of credit under the subfacility were in place. The amount of participation interests committed to be purchased by the banks fluctuates depending upon the amounts and nature of receivables generated by the Company which are sold into the program, and certain financial tests applicable to them. With respect to the receivables comprising the pool and the financial tests applicable to such, and after reduction for amounts in place under the letter of credit subfacility, the base amount available for cash sale was approximately $68.0 million as of December 31, 1996.

                     Funded purchases of participation interests by the banks under the facility are generally available on a revolving basis for three years, subject to extension as agreed to by the banks. In 1996, the Participation Agreement was extended through April 2001. Weirton Steel Corporation continues to act as servicer of the assets sold into the program and continues to make billings and collections in the ordinary course of business according to its established credit practices. Except for warranties given by Weirton Steel Corporation concerning the eligibility of receivables sold to WRI under the program, the transactions under the facility are generally nonrecourse. WRI's commitments to the banks, which do not include warranties as to collectibility of the receivables, include those typical of sellers of similar property and are secured by its interest in the receivables and related security. WRI is subject to certain restrictions regarding its indebtedness, liens, asset sales not contemplated by the facility, guarantees, investments, other transactions with its affiliates, including Weirton Steel Corporation, and the maintenance of a minimum net worth of not less than the greater of $5.0 million or 10% of the outstanding receivables. As of December 31, 1996, WRI had a net worth of $120.2 million and outstanding receivables of $146.1 million. The banks and other creditors of WRI have a priority claim on all assets of WRI prior to those assets becoming available to any of Weirton Steel Corporation's creditors.

                     LEASES
                     The Company uses certain lease arrangements to supplement its financing activities.

                     Rental expense under operating leases was $5.6 million, $4.7 million and $6.7 million for the years ended December 31, 1996, 1995, and 1994, respectively. The future minimum lease payments under noncancelable operating leases are $5.1 million, $4.1 million, $2.3 million, $1.5 million and $1.3 million for the years ending 1997 through 2001, respectively, and $1.3 million thereafter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS             WEIRTON STEEL CORPORATION

NOTE 7
EMPLOYEE RETIREMENT BENEFITS

                     PENSIONS
                     The Company has a noncontributory defined benefit pension plan which covers substantially all employees (the "Pension Plan"). The Pension Plan provides benefits that are based generally upon years of service and compensation during the final years of employment.

                     The Company's funding policy is influenced by its general cash requirements but, at a minimum, complies with the funding requirements of federal laws and regulations. During the years ended December 31, 1996, 1995 and 1994, the Company contributed $40.5 million, $22.4 million and $69.7 million, respectively, to the Pension Plan.

                     The Pension Plan's assets are held in trust, the investments of which consist primarily of common stocks, fixed income securities and short term investments.

                     Following are the components of the Company's net pension cost recognized in 1996, 1995 and 1994:

                                                                            Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------------
                                                                       1996             1995               1994
---------------------------------------------------------------------------------------------------------------------------
Service cost                                                       $ 20,221         $ 16,060           $ 17,847
Interest cost on projected benefit obligation                        49,773           48,346             45,155
Actual return on plan assets                                        (57,634)         (63,239)           (12,717)
Net amortization and deferral                                        35,325           46,123             (1,757)
---------------------------------------------------------------------------------------------------------------------------
                                                                   $ 47,685          $47,290           $ 48,528
-------------------------------------------------------------------========================================================

                     The following table reconciles the funded status of the Pension Plan to the accrued pension obligation recognized as of December 31, 1996 and 1995:

                                                                                       1996               1995
---------------------------------------------------------------------------------------------------------------------------
Actuarial present value of accumulated benefit obligation:
   Vested                                                                          $496,852          $ 518,309
   Nonvested                                                                         37,034             29,877
---------------------------------------------------------------------------------------------------------------------------
                                                                                    533,886            548,186
Effect of projected compensation increases                                          173,511            170,296
---------------------------------------------------------------------------------------------------------------------------
Actuarial present value of projected benefit obligation                             707,397            718,482
Plan assets at fair value                                                           499,211            441,026
---------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation in excess of plan assets                               208,186            277,456
Items not yet recognized:
   Actuarial (losses) gains                                                          22,156            (41,652)
   Remaining net obligation at transition                                           (45,742)           (53,132)
   Prior service cost                                                               (97,850)          (106,924)

Additional minimum liability                                                            --              31,412
---------------------------------------------------------------------------------------------------------------------------
Accrued pension obligation                                                        $  86,750          $ 107,160
----------------------------------------------------------------------------------=========================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS             WEIRTON STEEL CORPORATION
(In thousands of dollars, except per share amounts, or in millions of dollars where indicated)

                     The accrued pension obligation is classified for financial statement presentation as of December 31, 1996 and 1995, as follows:


                                                                                       1996               1995
---------------------------------------------------------------------------------------------------------------------------
Pension liability, a component of current liabilities                               $12,000          $  12,471
Long term pension obligation                                                         74,750             94,689
---------------------------------------------------------------------------------------------------------------------------
                                                                                    $86,750           $107,160
------------------------------------------------------------------------------------=======================================


                     The Company's projected, accumulated and vested pension obligations and expense have been actuarially measured through the use of certain significant assumptions. The table below depicts the assumptions used to measure the Company's pension obligations and its net periodic expense.

                                                                       1996            1995               1994
---------------------------------------------------------------------------------------------------------------------------
Weighted average interest rate used to discount
   the projected, accumulated and vested benefit
   obligations to present value                                        7.75%           7.25%              8.50%
Expected rate of return on plan assets                                 9.25%           8.75%              8.75%
Assumed increase in compensation levels                                4.00%        2.0% for           2.0% for
                                                                                      1 year            2 years
                                                                                    and 4.0%           and 4.0%
                                                                                  thereafter         thereafter

                     The assumed weighted average interest rate used to discount the pension obligations to present value is based upon the rates of return on high-quality, fixed-income investments currently available.

                     The Company's accumulated pension benefit obligation exceeded assets available for plan benefits and the Company's unfunded accrued pension obligations by $31.4 million as of December 31, 1995. As a result, the Company recognized on that date an additional minimum liability and an intangible asset of an equal amount. The decrease in the additional minimum liability and intangible asset as of December 31, 1996, from a year earlier results from the higher interest rate assumption used to discount the accumulated pension benefit obligation ("ABO") to present value, better than expected return on plan assets and the Company's $40.5 million contribution in 1996. This decrease was partially offset by an increase in the ABO due to the recognition of approximately $3.8 million of pension related benefits included in the restructuring charge.

                     BENEFITS OTHER THAN PENSIONS
                     The Company provides healthcare and life insurance benefits to substantially all of the Company's retirees and their dependents. The health care plans contain cost-sharing features including co-payments, deductibles and lifetime maximums. The life insurance benefits provided to retirees are generally based upon annual base pay at retirement for salaried employees and specific amounts for represented employees.

                     The amount of net periodic expense for postretirement health care and life insurance benefits recognized in 1996, 1995 and 1994 is comprised of the following:

                                                                            1996            1995             1994
---------------------------------------------------------------------------------------------------------------------------
Service cost-benefits earned during period                               $ 5,766         $ 5,373          $ 7,214
Interest cost on accumulated postretirement benefit obligation            23,767          25,082           20,618
Net amortization and deferral                                             (4,688)         (4,693)          (4,680)
---------------------------------------------------------------------------------------------------------------------------
                                                                         $24,845         $25,762          $23,152
-------------------------------------------------------------------------==================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS             WEIRTON STEEL CORPORATION

                     The actuarially determined net periodic expense in 1996, 1995 and 1994 for retiree medical and life insurance benefits exceeded the $16.0 million, $20.4 million and $13.1 million cash outlay for providing such benefits by approximately $8.8 million, $5.4 million and $10.0 million, respectively.

                     The following table sets forth the components of the accumulated postretirement benefit obligation and the reconciliation of amounts recognized as of December 31, 1996 and 1995:

                                                                                       1996                    1995
---------------------------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation attributable to:
   Retirees and beneficiaries                                                      $229,145                $234,058
   Active employees fully eligible for benefits                                      40,289                  25,507
   Other active participants                                                         76,356                  63,524
---------------------------------------------------------------------------------------------------------------------------
Total accumulated postretirement benefit obligation                                 345,790                 323,089
Items not yet recognized:
   Actuarial (losses) gains                                                         (27,706)                (18,540)
   Prior service cost                                                                28,070                  32,763
---------------------------------------------------------------------------------------------------------------------------
Accrued postretirement benefit obligation                                          $346,154                $337,312
-----------------------------------------------------------------------------------========================================


                     The accrued postretirement benefit obligation as of December 31, 1996 and 1995, is classified for financial statement presentation as follows:

                                                                                       1996               1995
---------------------------------------------------------------------------------------------------------------------------
Accrued postretirement benefits, a component
   of accrued employment costs                                                     $ 17,000           $ 19,419
Postretirement benefits other than pensions                                         329,154            317,893
---------------------------------------------------------------------------------------------------------------------------
                                                                                   $346,154           $337,312
-----------------------------------------------------------------------------------========================================

                     Consistent with the Company's approach to measuring its accumulated benefit obligation for pensions, the interest rate used to measure the obligation as of December 31, 1996, was increased to 7.75%. The interest rate used to discount the accumulated postretirement obligation to present value as of December 31, 1995, was 7.25%.

                     The medical cost and administrative expense rates used to project anticipated cash flows and measure the Company's postretirement benefit obligation as of December 31, 1996, 1995 and 1994, are as follows:

                                                   For retirees who                  For retirees who
                                                     have not yet                       are age 65
                                                    reached age 65                       and older
---------------------------------------------------------------------------------------------------------------------------
                                             1996       1995        1994        1996       1995        1994
---------------------------------------------------------------------------------------------------------------------------
Base medical cost trend:
   Rate in first year                        8.75%      9.00%       9.50%       7.75%      8.00%       8.25%
   Ultimate rate                             4.75%      4.25%       5.50%       4.75%      4.25%       5.50%
   Year in which ultimate
       rate is reached                       2003       2003        2003        2003       2003        2003
Major medical cost trend:
   Rate in first year                       10.50%     11.80%      13.10%        N/A        N/A         N/A
   Ultimate rate                             4.75%      4.25%       5.50%        N/A        N/A         N/A
   Year in which ultimate
     rate is reached                         2003       2003        2003         N/A        N/A         N/A
Administrative expense trend                 4.75%      4.25%       5.50%       4.75%      4.25%       5.50%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS             WEIRTON STEEL CORPORATION
(In thousands of dollars, except per share amounts, or in millions of dollars where indicated)

                     A one percentage point increase in the assumed health care trend rates for each future year would have increased the aggregate service and interest cost components of the net periodic expense by $2.0 million, $2.0 million, and $1.9 million in 1996, 1995 and 1994, respectively, and would have increased the accumulated postretirement benefit obligation by $24.3 million and $21.1 million as of December 31, 1996 and 1995, respectively.

                     For purposes of measuring life insurance benefits as of December 31, 1996 and 1995, increases in compensation levels were assumed to be 2.0% through 1996 and 4.0% thereafter.

                     OTHER
                     As a condition of the purchase of the Company's assets from NSC, NSC agreed to retain liability for pension service and the cost of life and health insurance for employees of the Company's predecessor business who retired through May 1, 1983. NSC also retained the liability for pension service through May 1, 1983, for employees of the predecessor business who subsequently became active employees of the Company.

NOTE 8
POSTEMPLOYMENT BENEFITS

                     The major items comprising the Company's obligation for postemployment benefits are (i) workers' compensation;
                     (ii) severance programs which include medical coverage continuation; and (iii) sickness and accident protection, which includes medical and life insurance benefits.

                     Consistent with the assumptions used to measure the Company's accumulated benefit obligations for pensions and retiree health care and life insurance benefits, the interest rate used to discount the accumulated postemployment benefit obligation to present value as of December 31, 1996 and 1995 was 7.75% and 7.25%, respectively. Other actuarial assumptions and demographic data, as applicable, that were used to measure the postemployment benefit obligation as of December 31, 1996 and 1995, were consistent with those used to measure pension and other postretirement benefit obligations for each respective year. As of December 31, 1996 and 1995, the Company had accrued $19.9 million and $19.2 million, respectively, for postemployment benefit obligations.

                     OTHER
                     In May 1996, the Company announced that it was reducing its supervisory and managerial workforce by approximately 20%. The restructuring charge associated with this reduction was $17.0 million. The restructuring charge included approximately $10.1 million of severance benefits (including compensation, healthcare and outplacement services), approximately $3.8 million related to special retirement supplements for eligible employees and $3.1 million related to other termination related benefits. Approximately $2.3 million of the $17.0 million was paid in 1996.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS             WEIRTON STEEL CORPORATION

NOTE 9
INCOME TAXES

                     Deferred income tax assets and liabilities are recognized reflecting the future tax consequences of net operating loss and tax credit carryforwards and differences between the tax basis and the financial reporting basis of assets and liabilities. The components of the Company's deferred income tax assets and liabilities were as follows:

                                                                                            DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------
                                                                                        1996              1995
---------------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
   Net operating loss and tax credit carryforwards                                 $ 108,517         $ 101,325
   Deductible temporary differences:
      Allowance for doubtful accounts                                                  1,950             1,950
      Inventories                                                                     16,442            15,662
      Pensions                                                                        21,739            16,101
      Postretirement benefits other than pensions                                    135,000           131,779
      Accrued liabilities                                                             23,525            18,969
   Valuation allowance                                                               (41,249)          (30,943)
---------------------------------------------------------------------------------------------------------------------------
                                                                                     265,924           254,843
Deferred tax liabilities:
   Accumulated depreciation                                                         (122,081)         (119,393)
---------------------------------------------------------------------------------------------------------------------------
Net deferred tax asset                                                             $ 143,843         $ 135,450
-----------------------------------------------------------------------------------========================================


                     As of December 31, 1996, the Company had available, for federal and state income tax purposes, regular net operating loss carryforwards of approximately $212.6 million expiring in 2006 through 2011; an alternative minimum tax credit of approximately $13.6 million; and general business tax credits of approximately $12.0 million expiring in 1999 to 2005.

                     In 1996, 1995 and 1994, as a result of its deferred tax attributes, the Company did not generate any liability for regular federal income tax purposes. The Company recognized alternative minimum taxes of $0.4 million, $6.0 million and $4.6 million in 1996, 1995 and 1994, respectively. The Company utilized alternative minimum tax net operating loss carryforwards of $4.7 million in 1995 and $11.7 million in 1994 and general business credits of $2.5 million in 1995 and $1.5 million in 1994.

                     The Company's deferred tax assets increased during 1996 due primarily to an increase in net operating loss carryforwards and expenses in excess of deductible amounts for pension and postretirement benefits other than pensions.

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

                     The length of time associated with the carryforward period available to utilize net operating losses and certain tax credits not associated with SFAS No. 106 liabilities, is more definite. A significant portion of these net operating losses are attributable to the realization of differences between the tax basis and financial reporting basis of the Company's fixed assets. In the aggregate, such differences, including depreciation, are expected to reverse within the allowable carryforward periods. In addition, certain tax planning strategies that include, but are not limited to, changes in methods of depreciation for tax purposes, adjustments to employee benefit plan funding strategies and potential sale lease-back arrangements, could be employed to avoid expiration of the attributes. Not withstanding the Company's belief that it will be able to utilize its deferred tax assets, the Company has recorded a valuation allowance of $41.2 million against its deferred tax assets.

                     The elements of the Company's deferred income taxes associated with its results before extraordinary item for the years ended December 31, 1996, 1995 and 1994, respectively, along with the allocation of deferred taxes to other income statement items are as follows:

                                                                       1996                1995                1994
---------------------------------------------------------------------------------------------------------------------------
Current income tax provision (benefit):

   Federal                                                         $ (3,699)           $  6,014             $ 4,579

Deferred income tax provision                                       (16,067)             20,565              11,936
Valuation allowance                                                   8,990             (13,324)             (9,061)
---------------------------------------------------------------------------------------------------------------------------
   Income tax provision (benefit)                                   (10,776)             13,255               7,454

   Deferred income tax benefit allocated to
      extraordinary item                                             (1,316)             (1,627)               (933)
---------------------------------------------------------------------------------------------------------------------------
                                                                                             --                  --
            Total income tax provision (benefit)                   $(12,092)           $ 11,628             $ 6,521
-------------------------------------------------------------------========================================================

                     The income tax provision (benefit) recognized by the Company for the years ended December 31, 1996, 1995 and 1994, reconciled to that computed under the federal statutory corporate rate as follows:

                                                                        1996               1995            1994
----------------------------------------------------------------------------------------------------------------------
Tax provision (benefit) at federal statutory rate                   $(19,342)          $ 23,853         $14,821
State income taxes, net of federal                                    (2,211)             2,726           1,694
Permanent differences                                                  1,787                 --              --
Valuation allowance                                                    8,990            (13,324)         (9,061)
----------------------------------------------------------------------------------------------------------------------

Income tax provision (benefit)                                      $(10,776)          $ 13,255         $ 7,454
--------------------------------------------------------------------==================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS             WEIRTON STEEL CORPORATION

NOTE 10
REDEEMABLE STOCKS

                     In June 1989, the Company sold 1.8 million shares of the Series A Preferred to the 1989 ESOP. The 1989 ESOP financed the purchase by issuing to the Company a $26.1 million promissory note, payable ratably over a 10-year period. Each share of Series A Preferred is convertible at any time into one share of common stock, subject to adjustment, and is entitled to 10 times the number of votes allotted to the common stock into which it is convertible. The Series A Preferred has a preference on liquidation over common stock of $5 per share. The Series A Preferred has no preference over common stock as to dividends. The Series A Preferred is not intended to be readily tradable on an established market. As such, shares of Series A Preferred distributed to 1989 ESOP participants following termination of service are given a right, exercisable for limited periods prescribed by law, to cause the Company to repurchase the shares at fair value. The Company also has a right of first refusal upon proposed transfers of distributed shares of Series A Preferred which it has agreed, to the extent it is permitted, to exercise and to contribute or sell reacquired shares to the 1989 ESOP. In 1994, the 1989 ESOP was amended to provide that shares of Series A Preferred reacquired by the 1989 ESOP be reallocated annually among active employee participants on a per capita basis. Accordingly, if not repurchased by the Company or reacquired by the 1989 ESOP, shares of Series A Preferred automatically convert into common stock upon transfer by a distributee.

                     In October 1991, the Company issued 0.5 million shares of the Series B Preferred to Cleveland-Cliffs Inc for a purchase price equal to the aggregate redemption amount of $25.0 million. The Series B Preferred was entitled to annual dividends of $6.25 per share. The Company redeemed all the Series B Preferred in September 1994. In connection with the Series B Preferred issuance, the Company entered into a supply agreement with a subsidiary of Cleveland-Cliffs Inc to furnish the Company with the majority of its iron ore pellet requirements for a 12-year period which began in 1992 and extends through 2005. Upon redemption, the Series B Preferred lost its serial designation.

NOTE 11
STOCK PLANS

                     The Company has a stock option plan (the "1987 Stock Option Plan"), an employee stock purchase plan (the "1989 Employee Stock Purchase Plan") and a deferred compensation plan for non-employee members of the board of directors (the "Directors' Deferred Compensation Plan"). The Company accounts for these plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," under which compensation costs, if applicable, have been determined. Had compensation costs for these plans been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," (SFAS No. 123), net income
                     (loss) and earnings per share would have been the following:

                                                                                             1996             1995
----------------------------------------------------------------------------------------------------------------------
                     Net income (loss):                       As reported                $(49,918)         $48,356
                                                              Pro forma                   (50,221)          48,033
                     Net income (loss) per common share:      As reported                  $(1.18)           $1.10
                                                              Pro forma                     (1.19)            1.10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS             WEIRTON STEEL CORPORATION
(In thousands of dollars, except per share amounts, or in millions of dollars where indicated)

                     Because the SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation costs may not be representative of that expected in future years.

                     The Company may grant options for up to 750,000 shares under the 1987 Stock Option Plan. The Company has 750,000 outstanding options as of December 31, 1996. Under the 1987 Stock Option Plan the option exercise price equals the stock's market price on the date of grant. Generally, the options granted under the 1987 Stock Option Plan vest in one-third increments beginning after the date of grant, with the remaining two-thirds becoming exercisable after the second and third years.

                     Activity under the 1987 Stock Option Plan is summarized below:

                                                  1996                    1995                   1994
---------------------------------------------------------------------------------------------------------------------------
                                                        WEIGHTED                Weighted               Weighted
                                                        AVERAGE                 Average                Average
                                                        EXERCISE                Exercise               Exercise
                                             SHARES     PRICE       Shares      Price      Shares         Price
---------------------------------------------------------------------------------------------------------------------------
Options outstanding
   at beginning of period                   748,000     $8.38       701,000     $8.60        240,000       $8.33
Granted                                      65,000      2.50        55,000      5.61        521,000        8.69
Repurchased/forfeited                       (63,000)     8.69        (8,000)     8.69        (60,000)       8.33
Exercised                                        --        --            --        --             --          --
---------------------------------------------------------------------------------------------------------------------------
Outstanding at end of period                750,000      7.84       748,000      8.38        701,000        8.60
Exercisable at end of period                430,000      8.10       270,000      8.45        180,000        8.33

Weighted average fair value
   of option granted                                $4.01                   $9.01                      --

                     As of December 31, 1996, 180,000 of the 750,000 options outstanding have an exercise price of $8.33 and a weighted average contractual life of 0.8 years. All of these options are exercisable. The remaining options have exercise prices between $2.50 and $8.88, with a weighted average exercise price of $7.69 and a weighted average remaining contractual life of 8.2 years. Of these options 250,000 are exercisable; their weighted average exercise price is $7.93.

                     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants in 1996 and 1995.

                                                                                       1996               1995
---------------------------------------------------------------------------------------------------------------------------
Average risk free interest rate                                                        6.56%              6.35%
Expected dividend yield                                                                   0%                 0%
Expected lifes of options                                                           7 years            7 years
Expected volatility rate                                                               0.50               0.50

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS             WEIRTON STEEL CORPORATION

                     In October 1994, the Company registered an additional 5.0 million shares of its common stock to be offered over a 5-year period beginning January 1, 1995, to eligible employees under its 1994 Employee Stock Purchase Plan. The 1994 Employee Stock Purchase Plan provides for participants to purchase the Company's common stock at 85% of the lesser of the stock's closing price at the beginning or the end of each year. The shares must be held by the employees for 2 years prior to public sale. As of December 31, 1996, 228,774 shares valued at approximately $0.7 million were issuable in accordance with the 1994 Employee Stock Purchase Plan.

                     During 1991, the Company adopted the Directors' Deferred Compensation Plan to permit non-employee members of the Board of Directors to receive shares of common stock in lieu of cash payments for total compensation or a portion thereof for services provided in their capacity as a member of the Board of Directors. The Company reserved 300,000 shares for issuance under the Directors' Deferred Compensation Plan. Shares to directors are issued to a trust until such time as the shares are distributed to the directors. The Directors' Deferred Compensation Plan provides for the stock portion of the directors compensation to be valued at 90% of the lesser of the stock's average trading price at the beginning and the end of each year. As of December 31, 1996, 30,403 shares valued at $0.1 million were issuable to the directors who selected deferred compensation and 85,525 shares with a cost of $0.3 million were held by the trust.

NOTE 12
ESOP FINANCING

                     The purchase by the 1989 ESOP of the Series A Preferred was financed through the issuance of a $26.1 million promissory note to the Company payable ratably over a 10 year period. The Company's contribution to the 1989 ESOP for the principal and interest components of debt service is immediately returned. As such, the respective interest income and expense on the ESOP notes are entirely offset within the Company's net financing costs. As of December 31, 1996, 1,170,000 shares of Series A Preferred were allocated to participants of the 1989 ESOP.

NOTE 13
EARNINGS PER SHARE

                     The weighted average number of common and common equivalent shares used in the calculation of the net income (loss) per common share was 42,370,365, 43,781,395 and 34,469,921 for the years ended December 31, 1996, 1995 and 1994, respectively. The assumed exercise of stock options would not result in significant dilution in those periods. The shares of Series A Preferred were excluded from the 1996 calculation due to their antidilutive effect.

                     If the 1994 offering of the Company's common stock had taken place on January 1, 1994, and the net proceeds therefrom along with $32.3 million of the Company's available cash on hand had been used as previously described, the net income for the year ended December 31, 1994, would have increased to $40.2 million. Accordingly, the net results per share applicable to common stock would have been net income of $0.92 per common share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS             WEIRTON STEEL CORPORATION
(In thousands of dollars, except per share amounts, or in millions of dollars where indicated)

NOTE 14
ENVIRONMENTAL COMPLIANCE, LEGAL PROCEEDINGS AND COMMITMENTS

                     ENVIRONMENTAL COMPLIANCE
                     The Company, as well as its domestic competitors, is subject to stringent federal, state and local environmental laws and regulations concerning, among other things, waste water discharges, air emission and waste disposal. The Company spent approximately $9.4 million for pollution control capital projects in 1996.

                     In March 1996, the West Virginia Department of Environmental Protection ("DEP") and the United States Environmental Protection Agency ("EPA") advised the Company that it had identified a number of enforcement issues pertaining to waste water discharge, air emissions and waste handling operations of the Company. In September 1996, the Company and DEP and EPA reached a settlement regarding these water, air and waste-related issues. Under the settlement, the Company is required to pay a total penalty of $3.2 million. Such payment was made in January 1997. Additionally, the Company will be required to conduct certain remedial activity at one of its waste disposal sites which is expected to cost approximately $1.6 million. The amounts related to the penalty and the remedial activity have been accrued in the Company's balance sheet as of December 31, 1996.

                     The settlement also requires the Company to undertake certain capital projects to assure compliance with water, air, and waste-related regulations. Such capital costs will include upgrades and modifications to air emissions control equipment, waste water treatment systems and waste handling facilities. Under the settlement, the Company has committed to environmental related capital projects estimated at approximately $13.4 million, a significant portion of which was included in the Company's capital budget prior to commencement of the negotiations with EPA and DEP.

                     The required capital projects, as well as other terms of the proposed settlement, will require changes in operating procedures at the Company's facilities. While the Company expects to attempt to mitigate any increased operating costs attributable to such changes, it nevertheless expects operating costs to increase as a result. At the present time it is not possible to estimate the increase in operating costs, but the Company does not believe that any such increase will be material to its results of operations.

                     In connection with the negotiations EPA issued a corrective action order, effective October 18, 1996, requiring the Company to conduct investigative activities to determine the nature and extent of hazardous materials which may be located on the Company's property and to evaluate and propose corrective measures needed to abate any unacceptable risks. The Company has recorded approximately $2.9 million related to its current estimate of costs associated with the investigative activity. It is reasonably possible that a change in estimate will occur. Because the Company does not currently know the nature or the extent of hazardous waste located on the property, it is not presently possible to estimate the ultimate cost to comply with this order or conduct remedial activity that may be required.

                     The Company believes that NSC is obligated to reimburse the Company for a portion of any costs that may be incurred by the Company to comply with the corrective action order and to undertake any required remedial action. Pursuant to the agreement whereby the Company purchased the Division in 1984, NSC retained liability for cleanup costs related to solid or hazardous waste facilities, areas or equipment as long as such were not used by the Company in its operations subsequent to the acquisition.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS             WEIRTON STEEL CORPORATION

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

                     In 1995, the Company entered into a 15-year agreement to purchase 100% of its oxygen and nitrogen requirements from an independent third party. The contract specifies that the Company will pay a base monthly charge that is adjusted annually based upon a percentage of the change in the producers price index for industrial commodities.

                     In 1996, the Company entered into an agreement commencing on January 1, 1997 through December 31, 2001, with USX Corporation to purchase blast furnace coke. The agreement provides for the purchase of the greater of 850,000 tons of blast furnace coke annually, or 80% of the actual annual requirement of the Company. Such quantities are subject to adjustment based upon changes in the Company's operating configuration. The price is to be the prevailing market price (subject to a ceiling and floor) for blast furnace coke.

                     As of December 31, 1996, the Company had outstanding purchase orders for additions and improvements to property of $14.4 million.

NOTE 15
LINE OF BUSINESS INFORMATION

                     The Company operates a single line of business, the making and finishing of carbon steel products including sheet and tin mill products. In 1996, one customer accounted for 10% of net sales. In 1995 and 1994, no single customer accounted for 10% or more of net sales.

                     Approximately 84% of the Company's workforce is covered under collective bargaining agreements which were scheduled to expire on September 25, 1996 and were extended by mutual agreement. While working under these extensions and negotiating, on February 27, 1997, the Company and the union for the hourly production and maintenance workforce reached a tentative agreement on a 54-month collective bargaining agreement which is subject to approval by the membership of the union. The Company is continuing negotiations with the remaining represented employees in an effort to reach new collective bargaining agreements.

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

                     REDEEMABLE PREFERRED STOCK
                     The fair value of the Series A Preferred stock was determined based upon an independent appraisal performed as of December 31, 1996 and 1995.

                     LONG TERM DEBT OBLIGATIONS
                     The fair values of the Company's long term debt obligations are estimated based upon quoted market prices.

                     The estimated fair values of the Company's financial instruments are as follows as of December 31, 1996 and 1995, respectively:

                                                                    1996                            1995
--------------------------------------------------------------------------------------------------------------------------
                                                          CARRYING          FAIR         Carrying             Fair
                                                            AMOUNT         VALUE           Amount            Value
--------------------------------------------------------------------------------------------------------------------------
Cash and equivalents                                      $112,092      $112,092         $131,811         $131,811
Series A Redeemable Preferred stock                         24,972         5,681           25,003            7,113
Long term debt obligations                                 430,820       439,849          407,869          408,231

                     SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK
                     As of December 31, 1996 and 1995, the Company had trade receivables outstanding of $18.2million and $17.3 million, respectively, from highly leveraged customers.

                     One customer accounted for 23% of trade receivables as of December 31, 1996.

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

                     /s/ RICHARD K. RIEDERER             /s/ EARL E. DAVIS, JR.

                     Richard K. Riederer                 Earl E. Davis, Jr.
                     President, Chief                    Vice President -
                     Executive Officer                   Finance & Chief
                                                         Financial Officer

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                     To the Board of Directors of Weirton Steel Corporation:

                     We have audited the accompanying consolidated balance sheets of Weirton Steel Corporation (a Delaware corporation) and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

                     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Weirton Steel Corporation and subsidiary as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                        /s/ ARTHUR ANDERSEN LLP

                                                        Arthur Andersen LLP

                     Pittsburgh, Pennsylvania
                     January 21, 1997

SELECTED FINANCIAL AND STATISTICAL DATA                WEIRTON STEEL CORPORATION

(Dollars in millions, except per share data)         1996        1995          1994         1993         1992
---------------------------------------------------------------------------------------------------------------------------
Net sales                                         $ 1,383     $ 1,352       $ 1,261      $ 1,201      $ 1,079
Operating expenses                                  1,397       1,252         1,212        1,204        1,079
Depreciation                                           58          55            46           49           39
Income taxes (benefit)                              (10.8)       13.3           7.5        (13.3)        (4.8)
Profit sharing                                         --        24.2          17.6           --           --
Contribution to ESOP                                    3           3             3            3            3
Net income (loss)                                   (49.9)       48.4          35.2       (229.2)       (31.8)
Net income (loss) per common share                  (1.18)       1.10          0.95        (8.78)       (1.40)
Total assets                                        1,301       1,314         1,231        1,241        1,005
Additions to property, plant
   and equipment                                       83          52           112           14           45
Long term debt                                        431         408           395          495          491
Redeemable preferred stock, net                        18          16            14           37           34
Working capital                                   $   309     $   340       $   256      $   262      $   238

Number of common shares
   outstanding at year end, (in thousands)         42,353      42,014        41,654       26,338       26,211
Number of preferred shares
   outstanding at year end, (in thousands)          1,748       1,729         1,767        2,282        2,296
Stockholders' equity (deficit)                    $   149     $   199       $   149      $    (1)       $ 231
Stockholders' equity (deficit)
   per common share                               $  3.52     $  4.73       $  3.57      $ (0.05)     $  8.82
===========================================================================================================================


SELECTED QUARTERLY FINANCIAL DATA
(unaudited)

                                                  Quarterly periods in 1996                Quarterly periods in 1995
---------------------------------------------------------------------------------------------------------------------------
(Dollars in millions, except per share data)    4th       3rd      2nd     1st          4th      3rd       2nd      1st
---------------------------------------------------------------------------------------------------------------------------
Net sales                                    $  341    $  366   $  336  $  341        $ 337    $ 341     $ 319    $ 355
Gross profit                                     18        26       26      30           34       37        45       56
Operating profit (loss)                          (4)        1      (17)      6           14       10        26       50
Net income (loss)                               (12)       (8)     (27)     (3)           3        7         6       32
Net income (loss) per share:
   On common stock prior
      to extraordinary item                  $(0.29)   $(0.18)  $(0.51) $(0.07)       $0.07    $0.16     $0.29    $0.73
   Extraordinary item                            --        --    (0.13)     --           --       --     (0.15)      --
---------------------------------------------------------------------------------------------------------------------------
Net income (loss) per share
   of common stock                           $(0.29)   $(0.18)  $(0.64) $(0.07)       $0.07    $0.16     $0.14    $0.73
---------------------------------------------==============================================================================