Form 10-K405, Exhibit 13
period 1997-12-31
WEIRTON STEEL CORP
filed 1998-03-27
CIK 849979

                                                                    Exhibit 13.1



                                                       Weirton Steel Corporation
       M D & A

     ---------------------------------------------------------------------------
       MANAGEMENT'S DISCUSSION AND ANALYSIS
       OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     ---------------------------------------------------------------------------


OVERVIEW

     This discussion and analysis of Weirton Steel Corporation's (the "Company") financial condition and results of operations should be read together with the consolidated financial statements and notes thereto, which begin on page 17.

     The Company is a major integrated producer of flat rolled carbon steels with major product lines consisting of sheet and tin mill product. Sheet product includes hot and cold rolled and both hot-dipped and electrolytic galvanized steels. Tin mill product includes tin-plate, chrome coated and black plate.


RESULTS OF OPERATIONS

     1997 COMPARED TO 1996
     The net loss for 1997 was $17.7 million or $0.42 per diluted share compared to a net loss of $49.9 million or $1.18 per diluted share in 1996. The results for 1997 and 1996 included pretax restructuring charges of approximately $17.0 million in each year associated with employee reduction programs. The 1996 results also included a $5.4 million after-tax extraordinary loss on the early extinguishment of debt. Excluding the effect of these non-recurring items, and the resulting impact on income taxes, the net loss for 1997 would have been $4.1 million or $0.10 per diluted share compared to a net loss for 1996 of $30.8 million or $0.73 per diluted share.

     Total shipments in 1997 were 2,772 thousand tons compared to 2,857 thousand tons in 1996. Net sales were $1,397.2 million in 1997 compared to $1,383.3 million in 1996.

     Sheet product shipments in 1997 were 1,918 thousand tons or 2% lower than in 1996. However, net sales generated by sheet product in 1997 increased $39.6 million to $862.6 million, due to an improved product mix and overall higher average selling prices.

     Tin mill product shipments in 1997 were 854 thousand tons compared to 900 thousand tons in 1996, a decrease of 5%. Tin mill product shipments resulted in net sales of $534.6 million in 1997, a decrease of $25.7 million compared to 1996. The decrease in net sales is attributable to the decrease in tin mill product shipments.

     Cost of sales as a percentage of net sales was 90% in 1997 compared to 93% in 1996 reflecting an improved product mix, higher average selling prices, lower operating costs in 1997 due to the Company's ongoing cost reduction program and improved operations after the rebuild of the No. 1 Blast Furnace. Operating costs in the fourth quarter of 1996 and the first quarter of 1997 were adversely affected by the planned shut down of the No. 1 Blast Furnace, however, these costs were offset during the remainder of 1997 as a result of the improved operations at the facility.

     Selling, general and administrative expense in 1997 was $36.3 million compared to $39.1 million in 1996. The decrease was primarily attributable to decreased outside purchased services and lower employee costs resulting from the managerial and supervisory workforce reduction in 1996.

     Depreciation expense increased $2.9 million to $60.9 million in 1997. This increase was the result of a higher depreciable asset base as a result of the capital expenditures associated with the No. 1 Blast Furnace rebuild, offset by revisions to assumptions used under the production-variable method of depreciation.

     During 1997, the Company finalized labor agreements with its principle union. The new contracts, among other things, provided for a retirement window for represented retirement eligible employees. As a result of the retirement window, the Company recorded a restructuring charge of $17.0 million which included early retirement pension benefits of $10.4 million and other separation benefits of $6.6 million. During 1996, the Company also recognized a $17.0 million restructuring charge associated with an approximately 20%


                                      1 9 9 7   A N N U A L   R E P O R T     13

                                                       Weirton Steel Corporation
       M D & A

     ---------------------------------------------------------------------------
       MANAGEMENT'S DISCUSSION AND ANALYSIS
       OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     ---------------------------------------------------------------------------


     reduction in the supervisory and managerial workforce. The charge related to this employee reduction consisted of early retirement benefits for those eligible to retire and severance benefits for those choosing not to retire or ineligible to retire.

     Interest expense was $48.7 million in 1997, an increase of $4.3 million from 1996. The increase resulted from a net increase of approximately $23.0 million of senior debt obligations during the second half of 1996.

     1996 COMPARED TO 1995
     The net loss for 1996 was $49.9 million or $1.18 per diluted share compared to net income of $48.4 million or $1.10 per diluted share in 1995. The results for 1996 included a pretax restructuring charge of $17.0 million associated with the approximately 20% reduction in the managerial and supervisory workforce and a $5.4 million after-tax extraordinary loss on the early extinguishment of debt. The 1995 results included favorable adjustments for business interruption and property damage insurance recoveries. The Company received $9.0 million for property damage and $34.0 million for business interruption in 1995 related to its No. 9 Tandem Mill. In addition, the Company's business interruption claim stemming from an outage at its hot strip mill in March 1991 was settled for $7.5 million. The 1995 results included a pretax provision for employee profit sharing of $24.2 million. Net income for 1995 also included a $6.7 million after-tax extraordinary loss on the early extinguishment of debt. Excluding the effect of these non-recurring items, and their resulting impact on the provisions for profit sharing and income taxes, the net loss for 1996 would have been $30.8 million or $0.73 per diluted share compared to net income for 1995 of $24.2 million or, $0.55 per diluted share.

     Total shipments in 1996 were 2,857 thousand tons compared to 2,718 thousand tons in 1995. Net sales were $1,383.3 million in 1996 compared to $1,351.7 million in 1995.

     Sheet product shipments in 1996 were slightly more than in 1995 at 1,957 thousand tons reflecting high demand for the Company's product. However, net sales generated by sheet product in 1996 declined $41.8 million to $823.0 million primarily as a result of lower average selling prices, particularly in the first half of the year reflecting weak industry-wide pricing.

     Tin mill product shipments in 1996 were 900 thousand tons compared to 763 thousand tons in 1995, an increase of 18%. Tin mill product shipments resulted in net sales of $560.3 million in 1996, an increase of $73.4 million compared to 1995. The increase in revenues was attributable to the increase in tin mill product shipments, but was partially offset by lower average selling prices compared to 1995.

     Cost of sales as a percentage of net sales was 93% in 1996 compared to 87% in 1995 reflecting lower average selling prices, higher raw material and energy costs and costs associated with shutdown of the No.1 Blast Furnace for a major rebuild in the fourth quarter of 1996. Additionally, operating costs in 1996 were adversely affected by an unplanned blast furnace outage in April 1996, costs associated with an environmental settlement and a higher cost product mix.

     Selling, general and administrative expenses were $39.1 million compared to $34.4 million in 1995. The increase was primarily attributable to higher employee benefit costs and increased outside purchased services, partially offset by lower salaries resulting from the workforce reduction in 1996.

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


14     W E I R T O N   S T E E L   C O R P O R A T I O N

                                                       Weirton Steel Corporation
       M D & A

     ---------------------------------------------------------------------------
       MANAGEMENT'S DISCUSSION AND ANALYSIS
       OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     ---------------------------------------------------------------------------


     Interest expense was $44.4 million in 1996, an increase of $1.8 million from 1995. The increase resulted from a net increase of approximately $23.0 million of senior debt obligations during the second half of 1996.

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

LIQUIDITY AND CAPITAL RESOURCES
     As of December 31, 1997, the Company had cash and equivalents of $124.7 million compared to $112.1 million as of December 31, 1996. This increase in cash and equivalents was due to improved cash flow from operations.

     The Company has in place, through a wholly owned subsidiary, Weirton Receivables, Inc. ("WRI"), a receivable participation agreement, as amended, with a group of four banks. The facility provides for a total commitment by the banks of up to $85.0 million, including a letter of credit subfacility of up to $25.0 million, and is available to WRI through April 2002. As of December 31, 1997, $19.2 million in letters of credit under the subfacility were outstanding. In January 1998, letters of credit outstanding were reduced by $6.4 million. As of December 31, 1997, after reductions for amounts in place under the letter of credit subfacility, the base amount of participation interests available for cash sale was approximately $57.9 million.

     In March 1998, $42.2 million of senior notes mature. Based upon available cash on hand and the amount of cash expected to be generated from operating activities, the Company expects to have sufficient cash to meet its short term needs, including the retirement of the senior notes in 1998 and the completion of the 1998 capital spending plan. To the extent cash on hand and cash from operating activities do not generate an adequate amount of cash, the Company expects that its cash requirements can be met by the receivables participation agreement.

     The Company's net deferred tax asset was $145.6 million as of December 31, 1997, which consisted primarily of the carrying value of net operating loss carryforwards and other tax credits and net deductible temporary differences available to reduce the Company's cash requirements for the payment of future federal income tax. The Company was required in 1997 and 1996, and may be required in future periods, to make cash payments for income taxes under federal alternative minimum tax regulations.

INVESTMENT IN FACILITIES
     Capital additions in 1997 were approximately $44.9 million compared to $83.1 million in 1996. The Company's planned capital expenditures for 1998 are expected to be approximately $56.0 million. Included in the Company's planned capital expenditures for 1998 is approximately $11.0 million for environmental control projects and approximately $6.0 million for information systems.

YEAR 2000
     The Company utilizes software and related technologies throughout its business that will be affected by the date change in the year 2000. The Company is continuing to assess the impact of the year 2000 on its computer information systems. Maintenance or modification costs will be expensed as incurred, while the cost of new software will be capitalized and amortized over the software's useful life. Costs associated with the year 2000 are not expected to have a significant impact on the Company's ongoing results of operations.

ENVIRONMENTAL MATTERS
     In March 1996, the West Virginia Department of Environmental Protection ("DEP") and the United States Environmental Protection Agency ("EPA") advised the Company that they had identified a number


                                      1 9 9 7   A N N U A L   R E P O R T     15

                                                       Weirton Steel Corporation
       M D & A

     ---------------------------------------------------------------------------
       MANAGEMENT'S DISCUSSION AND ANALYSIS
       OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     ---------------------------------------------------------------------------


     of enforcement issues pertaining to waste water discharge, air emissions and waste handling operations of the Company. In September 1996, the Company and DEP and EPA reached a settlement regarding these water, air and waste-related issues. Under the settlement, the Company paid a penalty of $3.2 million in 1997.

     The settlement requires the Company to conduct certain remedial activity at one of its waste disposal sites. Additionally, the Company is required to undertake certain capital projects to assure compliance with air, water and waste-related regulations. These capital expenditures include upgrades and modifications to air emissions control equipment, wastewater treatment systems and waste handling facilities. Under the settlement, the Company committed to environmental related capital projects totaling approximately $16.7 million. Through December 31, 1997, the Company has expended $8.9 million related to these capital commitments.

     In connection with the negotiations, EPA issued a corrective action order, effective October 18, 1996, requiring the Company to conduct investigative activities to determine the nature and extent of hazardous materials which may be located on the Company's property and, if necessary, to evaluate and propose corrective measures needed to abate any unacceptable risks.

     The Company has accrued approximately $8.0 million related to environmental related liabilities, including costs associated with the corrective action order. Because the Company does not currently know the nature or the extent of hazardous waste which may be located on the property, it is not currently possible to estimate the ultimate cost to comply with the corrective action order or conduct remedial activity that may be required.

     The Company believes that National Steel Corporation ("NSC") is obligated to reimburse the Company for a portion of any costs that may be incurred by the Company to comply with the corrective action order and to undertake any required remedial action. Pursuant to the agreement whereby the Company purchased the former NSCSteel Division in 1984, NSC retained liability for cleanup costs related to solid or hazardous waste facilities, areas or equipment as long as such were not used by the Company in its operations subsequent to the acquisition.

RECENT ACCOUNTING PRONOUNCEMENT
     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130, which establishes standards for reporting and displaying comprehensive income and its components, requires the reporting of all changes in equity of an enterprise that result from transactions and other economic events other than transactions with owners. Comprehensive income is the total of net income and all other nonowner changes in equity. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS No. 131 is effective for financial statements for fiscal years beginning after December 15, 1997. Management has not determined how SFAS No. 131 will impact the Company's financial statements.

FORWARD LOOKING STATEMENTS
     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward looking statements. In addition to historical information, this report contains forward-looking statements that are subject to risks and uncertainties that could cause future results to differ materially from expected results. Such statements are based on management's beliefs and assumptions made on information currently available to it. The Company is under no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


16     W E I R T O N   S T E E L   C O R P O R A T I O N

                                                       Weirton Steel Corporation
       I N C O M E

     ---------------------------------------------------------------------------
       CONSOLIDATED STATEMENTS OF INCOME
     ---------------------------------------------------------------------------


                                                                      YEAR ENDED DECEMBER 31,
                                                             --------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                      1997            1996            1995
---------------------------------------------------------------------------------------------------------
NET SALES                                                    $1,397,204      $1,383,301      $1,351,771

OPERATING COSTS:
   Cost of sales                                              1,258,035       1,282,923       1,180,053
   Selling, general and administrative expense                   36,308          39,102          34,440
   Depreciation                                                  60,855          58,019          54,699
   Restructuring charge                                          17,000          16,959              --
   Provision for profit sharing                                      --              --          24,178
   Insurance recoveries                                              --              --         (41,502)
                                                             ----------      ----------      ----------
      TOTAL OPERATING COSTS                                   1,372,198       1,397,003       1,251,868
                                                             ----------      ----------      ----------

INCOME (LOSS) FROM OPERATIONS                                    25,006         (13,702)         99,843
   Adjustment to carrying value of damaged facilities                --              --           9,000
   Interest expense                                             (48,683)        (44,366)        (42,519)
   Interest income                                                4,247           5,415           4,615
   ESOP contribution                                             (2,610)         (2,610)         (2,610)
                                                             ----------      ----------      ----------

INCOME (LOSS) BEFORE INCOME TAXES                               (22,040)        (55,263)         68,329
   Income tax provision (benefit)                                (4,298)        (10,776)         13,255
                                                             ----------      ----------      ----------
INCOME(LOSS) BEFORE EXTRAORDINARY ITEM                          (17,742)        (44,487)         55,074
   Loss on early extinguishment of debt - net of tax                 --           5,431           6,718
                                                             ----------      ----------      ----------
NET INCOME(LOSS)                                             $  (17,742)     $  (49,918)     $   48,356
                                                             ==========      ==========      ==========


PER SHARE DATA:
Weighted average number of common shares (in thousands):
      Basic                                                      42,622          42,370          42,040
      Diluted                                                    42,622          42,370          43,781

BASIC EARNINGS PER SHARE:
Income (loss) before extraordinary item                      $    (0.42)     $    (1.05)     $     1.31
Loss on early extinguishment of debt                                 --           (0.13)          (0.16)
                                                             ----------      ----------      ----------
NET INCOME (LOSS) PER COMMON SHARE                           $    (0.42)     $    (1.18)     $     1.15
                                                             ==========      ==========      ==========

DILUTED EARNINGS PER SHARE:
Income (loss) before extraordinary item                      $    (0.42)     $    (1.05)     $     1.26
Loss on early extinguishment of debt                                 --           (0.13)          (0.16)
                                                             ----------      ----------      ----------
NET INCOME (LOSS) PER COMMON SHARE                           $    (0.42)     $    (1.18)     $     1.10
                                                             ==========      ==========      ==========

The accompanying notes are an integral part of these statements.


                                      1 9 9 7   A N N U A L   R E P O R T     17

                                                       Weirton Steel Corporation
       B A L A N C E

     ---------------------------------------------------------------------------
       CONSOLIDATED BALANCE SHEETS
     ---------------------------------------------------------------------------


                                                                                      DECEMBER 31,
                                                                             ----------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                                      1997            1996
---------------------------------------------------------------------------------------------------------
ASSETS:
Current assets:
   Cash and equivalents, includes restricted cash of $2,046 and $2,010,
      respectively                                                           $  124,690      $  112,092
   Receivables, less allowances of $9,853 and $7,684, respectively              140,843         154,426
   Inventories                                                                  260,933         259,139
   Deferred income taxes                                                         34,437          32,942
   Other current assets                                                           4,803           3,269
                                                                             ----------      ----------
      TOTAL CURRENT ASSETS                                                      565,706         561,868
                                                                             ----------      ----------
Property, plant and equipment, net                                              591,389         610,494
Deferred income taxes                                                           111,148         110,901
Other assets and deferred charges                                                14,297          17,358
                                                                             ----------      ----------
TOTAL ASSETS                                                                 $1,282,540      $1,300,621
                                                                             ==========      ==========

LIABILITIES:
CURRENT LIABILITIES:
   Current portion of long term debt obligations                             $   42,163      $       --
   Payables                                                                     132,666         164,778
   Employment costs                                                              61,800          65,067
   Pension liability                                                                 --          12,000
   Taxes other than income taxes                                                 22,417          16,703
   Other current liabilities                                                     12,571          12,757
                                                                             ----------      ----------
      TOTAL CURRENT LIABILITIES                                                 271,617         271,305
Long term debt obligations                                                      388,997         430,820
Long term pension obligation                                                     97,542          74,750
Postretirement benefits other than pensions                                     338,474         329,154
Other long term liabilities                                                      32,804          26,941
                                                                             ----------      ----------
      TOTAL LIABILITIES                                                       1,129,434       1,132,970

REDEEMABLE STOCK:
Preferred stock, Series A, $0.10 par value; 1,738,163 and 1,762,723
   shares authorized and issued; 1,729,325 and 1,757,649 subject to put          24,652          25,188
Less: Preferred treasury stock, Series A, at cost, 10,892
   and 14,865 shares                                                               (158)           (216)
Deferred ESOP compensation                                                       (3,915)         (6,525)
                                                                             ----------      ----------
      TOTAL REDEEMABLE STOCK                                                     20,579          18,447

STOCKHOLDERS' EQUITY:
Preferred stock, Series A, $0.10 par value: 8,838 and 5,074 shares
   not subject to put                                                               128              74
Common stock, $0.01 par value; 50,000,000 authorized;
   42,846,184 and 42,592,850 shares issued                                          428             426
Additional paid-in capital                                                      456,379         455,311
Common stock issuable, 288,423 and 259,177 shares                                   664             773
Deferred compensation                                                              (471)           (385)
Retained earnings (deficit)                                                    (323,014)       (305,272)
Less: Common treasury stock, at cost 209,514 and 239,648 shares                  (1,587)         (1,723)
                                                                             ----------      ----------
      TOTAL STOCKHOLDERS' EQUITY                                                132,527         149,204
                                                                             ----------      ----------
TOTAL LIABILITIES, REDEEMABLE STOCK AND STOCKHOLDERS' EQUITY                 $1,282,540      $1,300,621
                                                                             ==========      ==========

The accompanying notes are an integral part of these statements.


18     W E I R T O N   S T E E L   C O R P O R A T I O N

                                                       Weirton Steel Corporation
       C A S H   F L O W S

     ---------------------------------------------------------------------------
       CONSOLIDATED STATEMENTS OF CASH FLOWS
     ---------------------------------------------------------------------------


                                                                         YEAR ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                                             1997            1996            1995
---------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   NET INCOME (LOSS)                                           $(17,742)       $(49,918)       $ 48,356
   ADJUSTMENTS TO RECONCILE NET INCOME (LOSS)
   TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
   Depreciation                                                  60,855          58,019          54,699
   Amortization of deferred financing costs                       1,836           1,982           2,212
   Restructuring charge                                          17,000          16,959              --
   Adjustments to carrying value of damaged facilities               --              --          (9,000)
   ESOP Contribution                                              2,610           2,610           2,610
   Loss on early extinguishment of debt                              --           5,431           6,718
   Deferred income taxes                                         (1,742)         (7,078)          7,240
   Cash provided (used) by working capital items:
      Receivables                                                13,583          (4,213)        (18,311)
      Inventories                                                (1,794)         (3,779)         15,158
      Other current assets                                        1,606           4,131          (1,797)
      Payables                                                  (16,932)         24,743         (12,933)
      Other current liabilities                                     838         (35,188)          9,620
   Long term pension obligation                                     368           6,973          12,397
   Other                                                         11,618          13,936          (7,750)
                                                               --------        --------        --------
NET CASH PROVIDED BY OPERATING ACTIVITIES                        72,104          34,608         109,219

CASH FLOWS FROM INVESTING ACTIVITIES:
   Investment in unconsolidated subsidiary                         (100)             --              --
   Capital spending                                             (60,070)        (67,937)        (52,358)
   Less: Insurance recoveries                                        --              --           9,000
                                                               --------        --------        --------
NET CASH USED BY INVESTING ACTIVITIES                           (60,170)        (67,937)        (43,358)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Repayment of debt obligations                                     --        (105,676)       (118,800)
   Proceeds from issuance of debt obligations                        --         122,610         125,000
   Common shares issuable                                           664             773           1,170
   Deferred financing costs                                          --          (4,097)         (4,325)
                                                               --------        --------        --------
NET CASH PROVIDED BY FINANCING ACTIVITIES                           664          13,610           3,045
                                                               --------        --------        --------

NET CHANGE IN CASH AND EQUIVALENTS                               12,598         (19,719)         68,906
CASH AND EQUIVALENTS AT BEGINNING OF PERIOD                     112,092         131,811          62,905
                                                               --------        --------        --------
CASH AND EQUIVALENTS AT END OF PERIOD                          $124,690        $112,092        $131,811
                                                               ========        ========        ========

SUPPLEMENTAL CASH FLOW INFORMATION
   Interest paid, net of capitalized interest                 $  48,489       $  40,275       $  44,416
   Income taxes paid (refunded), net                             (2,556)         (3,699)         10,593

The accompanying notes are an integral part of these statements.


                                      1 9 9 7   A N N U A L   R E P O R T     19

                                                       Weirton Steel Corporation
       C H A N G E S

     ---------------------------------------------------------------------------
       STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
     ---------------------------------------------------------------------------


                                                               COMMON STOCK
                                                          ----------------------          ADDITIONAL
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                 SHARES      AMOUNT        PAID-IN CAPITAL
----------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY CONSOLIDATED AT DECEMBER 31, 1994    42,027,405        $420               $452,746
   Net income                                                     --          --                     --
   Conversion of preferred stock                              22,453           1                     74
   Reclassification of preferred Series A not
      subject to put                                              --          --                     --
   Employee stock purchase plan:
      Shares issued                                          240,086           2                  1,348
      Shares issuable                                             --          --                     --
   Board of Directors deferred compensation plan:
      Shares issued                                               --          --                     29
      Shares issuable                                             --          --                     --
----------------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY CONSOLIDATED AT DECEMBER 31, 1995    42,289,944         423                454,197
   Net loss                                                       --          --                     --
   Conversion of preferred stock                               7,142          --                     94
   Exercise of preferred stock put options                        --          --                     13
   Purchase of treasury stock                                     --          --                     --
   Employee stock purchase plan:
      Shares issued                                          295,764           3                  1,034
      Shares issuable                                             --          --                     --
   Board of Directors deferred compensation plan:
      Shares issued                                               --          --                    (27)
      Shares issuable                                             --          --                     --
   Deferred compensation                                          --          --                     --
----------------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY CONSOLIDATED AT DECEMBER 31, 1996    42,592,850         426                455,311
   Net loss                                                       --          --                     --
   Conversion of preferred stock                              24,560          --                    356
   Exercise of preferred stock put options                        --          --                     77
   Purchase of treasury stock                                     --          --                      1
   Reclassification of preferred Series A not
      subject to put                                              --          --                     --
   Employee stock purchase plan:
      Shares issued                                          228,774           2                    679
      Shares issuable                                             --          --                     --
   Board of Directors deferred compensation plan:
      Shares issued                                               --          --                    (45)
      Shares issuable                                             --          --                     --
   Deferred compensation                                          --          --                     --
----------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY CONSOLIDATED AT DECEMBER 31, 1997    42,846,184        $428               $456,379
==========================================================================================================


The accompanying notes are an integral part of these statements.


20     W E I R T O N   S T E E L   C O R P O R A T I O N

          COMMON                                                    COMMON             PREFERRED SERIES A
      SHARES ISSUABLE                            RETAINED        TREASURY STOCK        NOT SUBJECT TO PUT
-------------------------         DEFERRED       EARNINGS     --------------------    -------------------      STOCKHOLDERS'
    SHARES         AMOUNT     COMPENSATION      (DEFICIT)      SHARES       AMOUNT     SHARES      AMOUNT         EQUITY
----------------------------------------------------------------------------------------------------------------------------
   348,040        $ 1,747            $  --     $(303,710)    373,340      $(2,106)    12,312        $  87         $149,184
        --             --               --        48,356          --           --         --           --           48,356
        --             --               --            --          --           --     (8,546)         (32)              43

        --             --               --            --          --           --      1,308           19               19

  (240,086)        (1,350)              --            --          --           --         --           --               --
   295,764            893               --            --          --           --         --           --              893

  (107,954)          (253)              --            --     (97,511)         224         --           --               --
    36,312            133               --            --          --           --         --           --              133
----------------------------------------------------------------------------------------------------------------------------

   332,076          1,170               --      (255,354)    275,829       (1,882)     5,074           74          198,628
        --             --               --       (49,918)         --           --         --           --          (49,918)
        --             --               --            --          --           --         --           --               94
        --             --               --            --          --           --         --           --               13
        --             --               --            --         131           (1)        --           --               (1)

  (295,764)        (1,037)              --            --          --           --         --           --               --
   228,774            681               --            --          --           --         --           --              681

  (36,312)           (133)              --            --     (36,312)         160         --           --               --
    30,403             92               --            --          --           --         --           --               92
        --             --             (385)           --          --           --         --           --               --
----------------------------------------------------------------------------------------------------------------------------

   259,177            773             (385)     (305,272)    239,648       (1,723)     5,074           74          149,204
        --             --               --       (17,742)         --           --         --           --          (17,742)
        --             --               --            --          --           --       (542)          (8)             348
        --             --               --            --          --           --         --           --               77
        --             --               --            --         269           (1)        --           --               --

        --             --               --            --          --           --      4,306           62               62

  (228,774)          (681)              --            --          --           --         --           --               --
   247,865            566               --            --          --           --         --           --              566

  (30,403)            (92)              --            --     (30,403)         137         --           --               --
    40,558             98              (98)           --          --           --         --           --               --
        --             --               12            --          --           --         --           --               12
----------------------------------------------------------------------------------------------------------------------------
   288,423        $   664            $(471)    $(323,014)    209,514      $(1,587)     8,838         $128         $132,527
============================================================================================================================


                                      1 9 9 7   A N N U A L   R E P O R T     21

                                                       Weirton Steel Corporation
       N O T E S

     ---------------------------------------------------------------------------
       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS OR IN MILLIONS OF DOLLARS WHERE INDICATED
     ---------------------------------------------------------------------------


NOTE 1

BASIS OF PRESENTATION

     The financial statements herein include the accounts of Weirton Steel Corporation and its consolidated subsidiaries. Weirton Steel Corporation together with its subsidiaries are herein referred to as the "Company."

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

     Prior to 1989, the Company was owned in its entirety by its employees through an Employee Stock Ownership Plan (the "1984 ESOP"). In June 1989, the 1984 ESOP sold 4.5 million shares of the Company's common stock in a public offering. In connection with the public offering of common stock in June 1989, the Company sold 1.8 million shares of voting Redeemable Preferred Stock, Series A (the "Series A Preferred") to a new Employee Stock Ownership Plan (the "1989 ESOP"). Each share of Series A Preferred is convertible into one share of common stock, subject to adjustment, and is entitled to 10 times the number of votes allotted to the common stock into which it is convertible.

     In May 1994, the Company's stockholders approved an amendment to the Company's Restated Certificate of Incorporation increasing the number of authorized shares of common stock from 30.0 million shares to 50.0 million shares. In August 1994, the Company and its pension plan participated in a public sale of the Company's common stock and sold 15.0 million and 4.55 million shares, respectively.

     Substantially all of the Company's employees participate in the 1984 ESOP and the 1989 ESOP which owned approximately 25.3% of the issued and outstanding common shares and substantially all the preferred shares of the Company as of December 31, 1997. The common and preferred shares held by the 1984 ESOP and the 1989 ESOP collectively represented 46.3% of the voting power of the Company's voting stock as of December 31, 1997.


22     W E I R T O N   S T E E L   C O R P O R A T I O N

                                                       Weirton Steel Corporation
       N O T E S

     ---------------------------------------------------------------------------
       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS OR IN MILLIONS OF DOLLARS WHERE INDICATED
     ---------------------------------------------------------------------------


NOTE 3

SIGNIFICANT ACCOUNTING POLICIES

     CASH
     The liability representing outstanding checks drawn against a zero-balance general disbursement bank account is included in accounts payable for financial statement presentation. Such amounts were $21.8 million and $2.5 million as of December 31, 1997 and 1996, respectively.

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

     Depreciation of steelmaking facilities is determined by the production-variable method which adjusts straight-line depreciation to reflect actual production levels. The cost of relining blast furnaces and related equipment is amortized over the estimated production life of the lining. All other assets are depreciated on a straight-line basis.

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

     EMPLOYEE PROFIT SHARING
     The provision for employee profit sharing is calculated in accordance with the Profit Sharing Plan. There were no provisions for employee profit sharing in 1997 and 1996. The pretax provision in 1995 was based upon 33-1/3% of net income.

     RESEARCH AND DEVELOPMENT
     Research and development costs related to improvement of existing products, development of new products and the development of more efficient operating techniques are charged to expense as incurred and totaled $3.1 million, $3.4 million and $3.2 million in 1997, 1996 and 1995, respectively.


                                       1 9 9 7   A N N U A L   R E P O R T    23

                                                       Weirton Steel Corporation
       N O T E S

     ---------------------------------------------------------------------------
       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS OR IN MILLIONS OF DOLLARS WHERE INDICATED
     ---------------------------------------------------------------------------

NOTE 4

INVENTORIES

     Inventories consisted of the following:

                                                        DECEMBER 31,
                                                -----------------------------
                                                    1997               1996
     ------------------------------------------------------------------------
     Raw materials                              $ 97,974          $  87,733
     Work-in-process                              69,418             76,526
     Finished goods                               93,541             94,880
                                                --------           --------
                                                $260,933           $259,139
                                                ========           ========

NOTE 5

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consisted of the following:

                                                         DECEMBER 31,
                                              ---------------------------------
                                                   1997                1996
     --------------------------------------------------------------------------
     Land                                     $    1,115          $   1,107
     Buildings                                     9,088              9,088
     Machinery, equipment and other              988,105            895,151
     Construction-in-progress                     39,581             95,881
                                              ----------          ---------
                                               1,037,889          1,001,227
     Less: Allowances for depreciation          (446,500)          (390,733)
                                              ----------         ----------
                                              $  591,389         $  610,494
                                              ==========         ==========

     Property damage insurance recoveries related to a 1994 fire that damaged the Company's No. 9 Tandem Mill were $9.0 million in 1995. The Company received $34.0 million in 1995 for its business interruption claim related to the No. 9 Tandem Mill fire. In addition, the Company's business interruption claim stemming from an outage at its hot strip mill in March 1991 was settled for $7.5 million in 1995.

     Capitalized interest applicable to facilities under construction for the years ended December 31, 1997, 1996 and 1995 amounted to $0.5 million, $1.1 million and $1.1 million, respectively.


NOTE 6

FINANCING ARRANGEMENTS

     DEBT OBLIGATIONS

                                                                         DECEMBER 31,
                                                                 -----------------------------
                                                                    1997                 1996
----------------------------------------------------------------------------------------------
     11-1/2% Senior Notes due 3/1/98                             $ 42,163            $ 42,163
     10-7/8% Senior Notes due 10/15/99                             84,712              84,712
     11-3/8% Senior Notes due 7/1/2004                            125,000             125,000
     10-3/4% Senior Notes due 6/1/2005                            125,000             125,000
     8-5/8% Pollution Control Bonds due 11/1/2014                  56,300              56,300
                                                                 --------            --------
                                                                  433,175             433,175
     Less: Unamortized debt discount                                2,015               2,355
                                                                 --------            --------
     Total debt obligations                                       431,160             430,820
     Less: Current portion of long term debt obligations          (42,163)                 --
                                                                 --------            --------
                                                                 $388,997            $430,820
                                                                 ========            ========


24     W E I R T O N   S T E E L   C O R P O R A T I O N

                                                       Weirton Steel Corporation
       N O T E S

     ---------------------------------------------------------------------------
       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS OR IN MILLIONS OF DOLLARS WHERE INDICATED
     ---------------------------------------------------------------------------


     In July 1996, the Company completed an offering of $125.0 million of its 11-3/8% Senior Notes due 2004. The net proceeds of the offering were $118.5 million, of which $105.7 million was used to repurchase $65.0 million principal amount of the 10-7/8% Senior Notes and $35.0 million principal amount of 11-1/2% Senior Notes. The Company recognized a $5.4 million after-tax extraordinary loss on the early extinguishment of debt, which included the premiums paid to retire the notes and the recognition of previously deferred financing costs.

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

     The indentures governing the Senior Notes are substantially similar and contain covenants that limit, among other things, the incurrence of additional indebtedness, the declaration and payment of dividends and distributions on the Company's capital stock, as well as mergers, consolidations, liens and sales of certain assets. Under covenants affecting the Company's ability to pay dividends on its common stock, the Company is limited as to the payment of aggregate dividends after March 31, 1993, to the greater of (i) $5.0 million or (ii) $5.0 million plus one-half of the Company's cumulative consolidated net income since March 31, 1993, plus the net proceeds from future issuances of certain capital stock less certain allowable payments. As of December 31, 1997, pursuant to this covenant, the Company's ability to pay dividends on its common stock was limited to $110.4 million. Upon the occurrence of a change in control, as defined under the indentures, holders of the Senior Notes will have the option to cause the Company to repurchase their Senior Notes at 101% of the principal amount, plus accrued interest to the date of repurchase.

     The Company has scheduled principal payments of $42.2 million on its 11-1/2% Senior Notes in 1998 and $84.7 million on its 10-7/8% Senior Notes in 1999. No other principal payments become due within the next five years.

     RECEIVABLES PARTICIPATION AGREEMENT
     The Company has in place, through its subsidiary, Weirton Receivables, Inc. ("WRI"), a receivables participation agreement with a group of four banks. The facility, as amended, provides for a total commitment by the banks of up to $85.0 million, including a letter of credit subfacility of up to $25.0 million. Weirton Steel Corporation sells substantially all of its accounts receivable as they are generated, to its wholly-owned subsidiary, WRI. WRI finances its ongoing receivable purchases from a combination of cash collections on receivables already in the pool, short term intercompany obligations and issuances of redeemable preferred stock to Weirton Steel Corporation. As of December 31, 1997, while no funded participation interests had been sold under the facility, $19.2 million in letters of credit under the subfacility were in place. The amount of participation interests committed to be purchased by the banks fluctuates depending upon the amounts and nature of receivables generated by Weirton Steel Corporation which are sold into the program, and certain financial tests applicable to them. With respect to the receivables comprising the pool and the financial tests applicable to such, and after reduction for amounts in place under the letter of credit subfacility, the base amount available for cash sale was approximately $57.9 million as of December 31, 1997.

     Funded purchases of participation interests by the banks under the facility are generally available on a revolving basis for three years, subject to extension as agreed to by the banks. In 1997, the Participation Agreement was extended through April 2002. Weirton Steel Corporation acts as servicer of the assets sold into the program and makes billings and collections in the ordinary course of business according to its established credit practices. Except for warranties given by Weirton Steel Corporation concerning the eligibility of receivables sold to WRI under the program, the transactions under the facility are generally nonrecourse. WRI's commitments


                                       1 9 9 7   A N N U A L   R E P O R T    25

                                                       Weirton Steel Corporation
       N O T E S

     ---------------------------------------------------------------------------
       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS OR IN MILLIONS OF DOLLARS WHERE INDICATED
     ---------------------------------------------------------------------------


     to the banks, which do not include warranties as to collectibility of the receivables, include those typical of sellers of similar property and are secured by its interest in the receivables and related security. WRI is subject to certain restrictions regarding its indebtedness, liens, asset sales not contemplated by the facility, guarantees, investments, other transactions with its affiliates, including Weirton Steel Corporation, and the maintenance of a minimum net worth of not less than the greater of $5.0 million or 10% of the outstanding receivables. As of December 31, 1997, WRI had a net worth of $105.3 million and outstanding receivables of $144.5 million. The banks and other creditors of WRI have a priority claim on all assets of WRI prior to those assets becoming available to any of Weirton Steel Corporation's creditors.

     LEASES
     The Company uses certain lease arrangements to supplement its financing activities. Rental expense under operating leases was $6.4 million, $5.6 million and $4.7 million for the years ended December 31, 1997, 1996, and 1995, respectively. The minimum future lease payments under noncancelable operating leases are $8.6 million, $6.5 million, $5.5 million, $5.2 million and $4.3 million for the years ending 1998 through 2002, respectively, and $7.2 million thereafter.


NOTE 7

EMPLOYEE RETIREMENT BENEFITS

     PENSIONS
     The Company has a noncontributory defined benefit pension plan which covers substantially all employees (the "Pension Plan"). The Pension Plan provides benefits that are based generally upon years of service and compensation during the final years of employment.

     The Company's funding policy is influenced by its general cash requirements but, at a minimum, complies with the funding requirements of federal laws and regulations. During the years ended December 31, 1997, 1996 and 1995, the Company contributed $41.1 million, $40.5 million and $22.4 million, respectively, to the Pension Plan. The Pension Plan's assets are held in trust, the investments of which consist primarily of common stocks, fixed income securities and short term investments. See Note 9.

     Following were the components of the Company's net pension expense recognized in 1997, 1996 and 1995:

                                                                      YEAR ENDED DECEMBER 31,
                                                         ---------------------------------------------------
                                                             1997                1996                1995
      ------------------------------------------------------------------------------------------------------
      Service cost                                       $ 18,629            $ 20,221            $ 16,060
      Interest cost on projected benefit obligation        53,935              49,773              48,346
      Actual return on plan assets                        (90,542)            (57,634)            (63,239)
      Net amortization and deferral                        59,426              35,325              46,123
                                                         --------            --------            --------
                                                         $ 41,448            $ 47,685            $ 47,290
                                                         ========            ========            ========


26     W E I R T O N   S T E E L   C O R P O R A T I O N

                                                       Weirton Steel Corporation
       N O T E S

     ---------------------------------------------------------------------------
       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS OR IN MILLIONS OF DOLLARS WHERE INDICATED
     ---------------------------------------------------------------------------


     The following table reconciles the funded status of the Pension Plan to the accrued pension obligation recognized as of December 31, 1997 and 1996:

                                                                             ------------------------------
                                                                                 1997                1996
      -----------------------------------------------------------------------------------------------------
      Actuarial present value of accumulated benefit obligation:
         Vested                                                              $598,789            $496,852
         Nonvested                                                             44,632              37,034
                                                                             --------            --------
                                                                              643,421             533,886
      Effect of projected compensation increases                              111,024             173,511
                                                                             --------            --------
      Actuarial present value of projected benefit obligation                 754,445             707,397
      Plan assets at fair value                                               588,303             499,211
                                                                             --------            --------
      Projected benefit obligation in excess of plan assets                   166,142             208,186
      Items not yet recognized:
         Actuarial gains                                                       58,707              22,156
         Remaining net obligation at transition                               (38,352)            (45,742)
         Prior service cost                                                   (88,955)            (97,850)
                                                                             --------            --------
      Accrued pension obligation                                             $ 97,542            $ 86,750
                                                                             ========            ========

     The accrued pension obligation was classified for financial statement presentation as of December 31, 1997 and 1996, as follows:

                                                                             -----------------------------
                                                                                 1997                1996
      -----------------------------------------------------------------------------------------------------
      Pension liability, a component of current liabilities                   $    --             $12,000
      Long term pension obligation                                             97,542              74,750
                                                                              -------             -------
                                                                              $97,542             $86,750
                                                                              =======             =======

     The Company's projected, accumulated and vested pension obligations and expense have been actuarially measured through the use of certain significant assumptions. The table below depicts the assumptions used to measure the Company's pension obligations and its net pension expense.

                                                      -----------------------------------------------------
                                                             1997                1996                1995
      -----------------------------------------------------------------------------------------------------
      Weighted average interest rate used to discount
         the projected, accumulated and vested benefit
         obligations to present value                       7.00%               7.75%               7.25%
      Expected rate of return on plan assets                9.25%               9.25%               8.75%
      Assumed increase in compensation levels             2% for                4.00%             2% for
                                                         4 years                                  1 year
                                                          and 3%                                  and 4%
                                                      thereafter                              thereafter

     The assumed weighted average interest rate used to discount the pension obligations to present value is based upon the rates of return on high-quality, fixed-income investments currently available.

     BENEFITS OTHER THAN PENSIONS
     The Company provides healthcare and life insurance benefits to substantially all of the Company's retirees and their dependents. The health care plans contain cost-sharing features including co-payments and lifetime maximums. The life insurance benefits provided to retirees are generally based upon annual base pay at retirement for salaried employees and specific amounts for represented employees.



                                      1 9 9 7   A N N U A L   R E P O R T     27

                                                       Weirton Steel Corporation
       N O T E S

     ---------------------------------------------------------------------------
       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS OR IN MILLIONS OF DOLLARS WHERE INDICATED
     ---------------------------------------------------------------------------


     The amount of net periodic expense for postretirement health care and life insurance benefits recognized in 1997, 1996 and 1995 was comprised of the following:

                                                         --------------------------------------------------
                                                             1997                1996                1995
      -----------------------------------------------------------------------------------------------------
      Service cost-benefits earned during period          $ 6,852             $ 5,766             $ 5,373
      Interest cost on accumulated postretirement
         benefit obligation                                25,917              23,767              25,082
      Net amortization and deferral                        (4,325)             (4,688)             (4,693)
                                                          -------             -------             -------
                                                          $28,444             $24,845             $25,762
                                                          =======             =======             =======

     The actuarially determined net periodic expense in 1997, 1996 and 1995 for retiree medical and life insurance benefits exceeded the $18.1 million, $16.0 million and $20.4 million cash outlay for providing such benefits by approximately $10.3 million, $8.8 million and $5.4 million, respectively.

     The following table sets forth the components of the accumulated postretirement benefit obligation and the reconciliation of amounts recognized as of December 31, 1997 and 1996:

                                                                             ------------------------------
                                                                                 1997                1996
      -----------------------------------------------------------------------------------------------------
      Accumulated postretirement benefit obligation attributable to:
         Retirees and beneficiaries                                          $214,067            $229,145
         Active employees fully eligible for benefits                          43,172              40,289
         Other active participants                                             80,811              76,356
                                                                             --------            --------
      Total accumulated postretirement benefit obligation                     338,050             345,790
      Items not yet recognized:
         Actuarial (losses) gains                                              (5,321)            (27,706)
         Prior service cost                                                    23,745              28,070
                                                                             --------            --------
      Accrued postretirement benefit obligation                              $356,474            $346,154
                                                                             ========            ========

     The accrued postretirement benefit obligation as of December 31, 1997 and 1996, was classified for financial statement presentation as follows:

                                                                             ------------------------------
                                                                                 1997                1996
      -----------------------------------------------------------------------------------------------------
      Accrued postretirement benefits, a component
         of accrued employment costs                                         $ 18,000            $ 17,000
      Postretirement benefits other than pensions                             338,474             329,154
                                                                             --------            --------
                                                                             $356,474            $346,154
                                                                             ========            ========

     Consistent with the Company's approach to measuring its accumulated benefit obligation for pensions, the interest rate used to measure the postretirement benefit obligation as of December 31, 1997, was decreased to 7.00%. The interest rate used to discount the accumulated postretirement obligation to present value as of December 31, 1996, was 7.75%.



28     W E I R T O N   S T E E L   C O R P O R A T I O N

                                                       Weirton Steel Corporation
       N O T E S

     ---------------------------------------------------------------------------
       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS OR IN MILLIONS OF DOLLARS WHERE INDICATED
     ---------------------------------------------------------------------------


     The medical cost and administrative expense rates used to project anticipated cash flows and measure the Company's postretirement benefit obligation as of December 31, 1997, 1996 and 1995, were as follows:

                                                        FOR RETIREES WHO HAVE NOT   FOR RETIREES WHO ARE
                                                           YET REACHED AGE 65         AGE 65 AND OLDER
                                                        ----------------------------------------------------
                                                          1997    1996     1995     1997     1996    1995
      ------------------------------------------------------------------------------------------------------
      Base medical cost trend:
         Rate in first year                              8.00%   8.75%    9.00%    7.25%    7.75%   8.00%
         Ultimate rate                                   4.25%   4.75%    4.25%    4.25%    4.75%   4.25%
         Year in which ultimate rate is reached          2003    2003     2003     2003     2003    2003
      Major medical cost trend:
         Rate in first year                              9.50%  10.50%   11.80%     N/A      N/A     N/A
         Ultimate rate                                   4.25%   4.75%    4.25%     N/A      N/A     N/A
         Year in which ultimate rate is reached          2003    2003     2003      N/A      N/A     N/A
      Administrative expense trend                       4.25%   4.75%    4.25%    4.25%    4.75%   4.25%

     An one percentage point increase in the assumed health care trend rates for each future year would have increased the aggregate service and interest cost components of the net periodic expense by $2.6 million, $2.0 million and $2.0 million in 1997, 1996 and 1995, respectively, and would have increased the accumulated postretirement benefit obligation by $25.1 million and $24.3 million as of December 31, 1997 and 1996, respectively.

     For purposes of measuring life insurance benefits as of December 31, 1997 and 1996, increases in compensation levels in 1997 were assumed to be 2% through 2001 and 3% thereafter. Increases in compensation levels for 1996 were assumed to be 2% for 1996 and 4% thereafter.

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


NOTE 8

POSTEMPLOYMENT BENEFITS

     The components comprising the Company's obligations for postemployment benefits are (i) workers' compensation; (ii) severance programs which include medical coverage continuation; and (iii) sickness and accident protection, which includes medical and life insurance benefits.

     Consistent with the assumptions used to measure the Company's accumulated benefit obligations for pensions and retiree health care and life insurance benefits, the interest rate used to discount the accumulated postemployment benefit obligation to present value as of December 31, 1997 and 1996 was 7.00% and 7.75%, respectively. Other actuarial assumptions and demographic data, as applicable, that were used to measure the postemployment benefit obligation as of December 31, 1997 and 1996, were consistent with those used to measure pension and other postretirement benefit obligations for each respective year. As of December 31, 1997 and 1996, the Company had accrued $25.4 million and $19.9 million, respectively, for postemployment benefit obligations.


                                       1 9 9 7   A N N U A L   R E P O R T    29

                                                       Weirton Steel Corporation
       N O T E S

     ---------------------------------------------------------------------------
       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS OR IN MILLIONS OF DOLLARS WHERE INDICATED
     ---------------------------------------------------------------------------


NOTE 9

RESTRUCTURING CHARGES

     In 1997, the Company recognized a $17.0 million restructuring charge stemming from a retirement window offered to its represented employees as a result of collective bargaining agreements. Approximately $10.4 million of the restructuring charge was related to pension benefits with the remainder resulting from other separation benefits for employees retiring during the window. Approximately $3.2 million of the charge was paid during 1997.

     In 1996, the Company recognized a restructuring charge of $17.0 million associated with the reduction in its supervisory and managerial workforce by approximately 20%. The restructuring charge included approximately $10.1 million of severance benefits (including compensation, health care and outplacement services), approximately $3.8 million related to special retirement supplements for eligible employees and $3.1 million related to other termination related benefits.


NOTE 10

INCOME TAXES

     Deferred income tax assets and liabilities are recognized reflecting the future tax consequences of net operating loss and tax credit carryforwards and differences between the tax basis and the financial reporting basis of assets and liabilities. The components of the Company's deferred income tax assets and liabilities were as follows:

                                                                                      DECEMBER 31,
                                                                            -------------------------------
                                                                                 1997                1996
      -----------------------------------------------------------------------------------------------------
      Deferred tax assets:
         Net operating loss and tax credit carryforwards                    $ 113,348           $ 108,517
         Deductible temporary differences:
            Allowance for doubtful accounts                                     3,354               1,950
            Inventories                                                        14,399              16,442
            Pensions                                                           17,592              21,739
            Postretirement benefits other than pensions                       139,024             135,000
            Other deductible temporary differences                             29,498              23,525
      Valuation allowance                                                     (45,547)            (41,249)
                                                                            ---------           ---------
                                                                              271,668             265,924
      Deferred tax liabilities:
         Accumulated depreciation                                            (126,083)           (122,081)
                                                                            ---------           ---------
      Net deferred tax asset                                                $ 145,585           $ 143,843
                                                                            =========           =========

     As of December 31, 1997, the Company had available, for federal and state income tax purposes, regular net operating loss carryforwards of approximately $228.1 million expiring in 2006 through 2011; an alternative minimum tax credit of approximately $12.1 million; and general business tax credits of approximately $12.3 million expiring in 1999 through 2005.

     In 1997, 1996 and 1995, as a result of its deferred tax attributes, the Company did not generate any liability for regular federal income tax purposes. The Company recognized alternative minimum tax of $2.2 million, and $3.2 million in 1997 and 1995, respectively. The Company recognized no alternative minimum tax in 1996. The company utilized alternative minimum tax net operating loss carryforwards and carrybacks of $24.6 million and general business credits of $1.1 million in 1995.

     The Company's net deferred tax asset increased during 1997 due primarily to an increase in net operating loss carryforwards and expenses in excess of deductible amounts for postretirement benefits other than pensions.


30     W E I R T O N   S T E E L   C O R P O R A T I O N

                                                       Weirton Steel Corporation
       N O T E S

     ---------------------------------------------------------------------------
       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS OR IN MILLIONS OF DOLLARS WHERE INDICATED
     ---------------------------------------------------------------------------


     Future operating costs for postretirement benefits other than pensions are expected to exceed deductible amounts for income tax purposes for many years. Based upon the length of the period during which this deferred tax asset can be utilized and the Company's expectations that under its current business strategy it will be able to generate taxable income over the long term, the Company believes that it is more likely than not that future taxable income will be sufficient to fully offset these future deductions.

     The length of time associated with the carryforward period available to utilize net operating losses and certain tax credits not associated with postretirement benefits other than pensions, is more definite. A significant portion of these net operating losses are attributable to the realization of differences between the tax basis and financial reporting basis of the Company's fixed assets. In the aggregate, such differences, including depreciation, are expected to reverse within the allowable carryforward periods. In addition, certain tax planning strategies that include, but are not limited to, changes in methods of depreciation for tax purposes, adjustments to employee benefit plan funding strategies and potential sale lease-back arrangements, could be employed to avoid expiration of the attributes. Notwithstanding the Company's belief that it will be able to utilize its deferred tax assets, the Company has recorded a valuation allowance of $45.5 million against its deferred tax assets.

     The elements of the Company's deferred income taxes associated with its results before extraordinary items for the years ended December 31, 1997, 1996 and 1995, respectively, along with the allocation of deferred taxes to other income statement items were as follows:

                                                          -------------------------------------------------
                                                             1997                1996                1995
      -----------------------------------------------------------------------------------------------------
      Current income tax provision (benefit):
         Federal                                          $(2,556)           $ (3,699)           $  6,014
      Deferred income tax provision (benefit):             (6,040)            (16,067)             20,565
      Valuation allowance                                   4,298               8,990             (13,324)
                                                          -------            --------            --------
         Income tax provision (benefit)                    (4,298)            (10,766)             13,255
      Deferred income tax benefit allocated to
         extraordinary item                                    --              (1,316)             (1,627)
                                                          -------            --------            --------
            Total income tax provision (benefit)          $(4,298)           $(12,092)           $ 11,628
                                                          =======            ========            ========

     The total income tax provision (benefit) recognized by the Company for the years ended December 31, 1997, 1996 and 1995, reconciled to that computed under the federal statutory corporate rate as follows:

                                                          -------------------------------------------------
                                                             1997                1996                1995
      -----------------------------------------------------------------------------------------------------
      Tax provision (benefit) at federal
         statutory rate                                   $(7,714)           $(19,342)           $ 23,853
      State income taxes, net of federal                     (882)             (2,211)              2,726
      Permanent differences                                    --               1,787                  --
      Change in valuation allowance                         4,298               8,990             (13,324)
                                                          -------            --------            --------
      Income tax provision (benefit)                      $(4,298)           $(10,776)           $ 13,255
                                                          =======            ========            ========


NOTE 11

REDEEMABLE STOCK

     In June 1989, the Company sold 1.8 million shares of Series A Preferred to the 1989 ESOP. The 1989 ESOP financed the purchase by issuing to the Company a $26.1 million promissory note, payable ratably over a 10 year period. Each share of Series A Preferred is convertible into one share of common stock, subject to adjustment, and is entitled to 10 times the number of votes allotted to the common stock into which it is convertible. The Series A Preferred has a preference on liquidation over common stock of $5 per share. The Series A Preferred has no preference over common stock as to dividends. The Series A Preferred is not intended to be readily tradable on an established market. As such, shares of Series A Preferred distributed to 1989 ESOP participants following termination of service are given a right, exercisable for limited periods prescribed by law, to cause the Company to repurchase the shares at fair value. The Company also has a right of first refusal upon


                                      1 9 9 7   A N N U A L   R E P O R T     31

                                                       Weirton Steel Corporation
       N O T E S

     ---------------------------------------------------------------------------
       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS OR IN MILLIONS OF DOLLARS WHERE INDICATED
     ---------------------------------------------------------------------------


     proposed transfers of distributed shares of Series A Preferred which it has agreed, to the extent it is permitted, to exercise and to contribute reacquired shares to the 1989 ESOP. In 1994, the 1989 ESOP was amended to provide that shares of Series A Preferred reacquired by the 1989 ESOP be reallocated annually among active employee participants on a per capita basis. If not repurchased by the Company or reacquired by the 1989 ESOP, shares of Series A Preferred automatically convert into common stock upon transfer by a distributee.


NOTE 12

STOCK PLANS

     The Company has a stock option plan (the "1987 Stock Option Plan"), an employee stock purchase plan (the "1989 Employee Stock Purchase Plan") and a deferred compensation plan for non-employee members of the board of directors ( the "Directors Deferred Compensation Plan"). The Company accounts for these plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," under which compensation costs, if applicable, have been determined. Had compensation costs for these plans been determined consistent with Statement on Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," (SFAS No. 123), net income (loss) and earnings per share would have been the following:

                                                         --------------------------------------------------
                                                             1997                1996                1995
      -----------------------------------------------------------------------------------------------------
      Net income (loss):             As reported         $(17,742)           $(49,918)            $48,356
                                     Pro forma            (18,041)            (50,221)             48,033

      Diluted earnings per share:    As reported         $  (0.42)           $  (1.18)            $  1.10
                                     Pro forma              (0.42)              (1.19)               1.10

     Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation costs may not be representative of that expected in future years.

     The Company may grant options for up to 750,000 shares under the 1987 Stock Option Plan. The Company had outstanding options of 581,666 as of December 31, 1997. Under the plan, the option exercise price equals the stock's market price on the date of grant. Generally, the options granted under the 1987 Stock Option Plan vest in one-third increments beginning after the date of grant, with the remaining two-thirds becoming exercisable after the second and third years. In 1997, the Company extended the 1987 Stock Option Plan for an additional 10 years.

     Activity under the 1987 Stock Option Plan was as follows:

                                           ----------------------------------------------------------------
                                                     1997                 1996                  1995
      -----------------------------------------------------------------------------------------------------
                                                       AVERAGE               AVERAGE              AVERAGE
                                                      EXERCISE              EXERCISE             EXERCISE
                                             SHARES      PRICE     SHARES      PRICE     SHARES     PRICE
      -----------------------------------------------------------------------------------------------------
      Options outstanding
         at beginning of period             750,000      $7.84    748,000      $8.38    701,000     $8.60
      Granted                                    --         --     65,000       2.50     55,000      5.61
      Repurchased/forfeited                (168,334)      8.30    (63,000)      8.69     (8,000)     8.69
      Exercised                                  --         --         --         --         --        --
                                           ----------------------------------------------------------------
      Outstanding at end of period          581,666       7.71    750,000       7.84    748,000      8.38
      Exercisable at end of period          431,303      $7.80    430,000      $8.10    270,000     $8.45

      Weighted average fair value
         of options granted                    $ --                 $4.01                 $9.01


32     W E I R T O N   S T E E L   C O R P O R A T I O N

                                                       Weirton Steel Corporation
       N O T E S

     ---------------------------------------------------------------------------
       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS OR IN MILLIONS OF DOLLARS WHERE INDICATED
     ---------------------------------------------------------------------------


     As of December 31, 1997, 30,000 of the 581,666 options outstanding had an exercise price of $8.33 and a weighted average remaining contractual life of 1.04 years. All of these options were exercisable. The remaining options had exercise prices between $2.50 and $8.88, with a weighted average exercise price of $7.68 and a weighted average remaining contractual life of 7.17 years. Of these options, 401,303 were exercisable; their weighted average exercise price was $7.76.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants in 1996 and 1995. There were no option grants in 1997.

                                                   -----------------------------
                                                      1996                 1995
      --------------------------------------------------------------------------
      Average risk free interest rate                 6.56%               6.35%
      Expected dividend yield                            0%                  0%
      Expected life of options                     7 years             7 years
      Expected volatility rate                        0.50                0.50

     In October 1994, the Company registered an additional 5.0 million shares of its common stock to be offered over a 5 year period beginning January 1, 1995, to eligible employees under its 1994 Employee Stock Purchase Plan. The 1994 Employee Stock Purchase Plan provides for participants to purchase the Company's common stock at 85% of the lesser of the stock's closing price at the beginning or the end of each year. As of December 31, 1997, 247,865 shares valued at approximately $0.6 million were issuable in accordance with the 1994 Employee Stock Purchase Plan.

     During 1991, the Company adopted a deferred compensation plan (the "Directors' Deferred Compensation Plan") to permit non-employee members of the Board of Directors to receive shares of common stock in lieu of cash payments for total compensation or a portion thereof for services provided in their capacity as a member of the Board of Directors. The Company reserved 300,000 shares for issuance under the Directors' Deferred Compensation Plan. Shares to directors are issued to a trust until such time as the shares are distributed to the directors. The Director's Deferred Compensation Plan provides for the stock portion of the directors compensation to be valued at 90% of the lesser of the stock's average trading price at the beginning and the end of each year. As of December 31, 1997, 40,558 shares valued at $0.1 million were issuable to the directors who selected deferred compensation and 112,134 shares with a cost of $0.4 million were held by the trust.


NOTE 13

ESOP FINANCING

     The purchase by the 1989 ESOP of the Series A Preferred was financed through the issuance of a $26.1 million promissory note to the Company payable ratably over a 10 year period. The Company's contribution to the 1989 ESOP for the principal and interest components of debt service is immediately returned. As such, the respective interest income and expense on the ESOP notes were entirely offset within the Company's net financing costs. As of December 31, 1997, 1,350,000 shares of Series A Preferred were allocated to participants of the 1989 ESOP.


                                      1 9 9 7   A N N U A L   R E P O R T     33

                                                       Weirton Steel Corporation
       N O T E S

     ---------------------------------------------------------------------------
       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS OR IN MILLIONS OF DOLLARS WHERE INDICATED
     ---------------------------------------------------------------------------


NOTE 14

EARNINGS PER SHARE

     In February 1997, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"). SFAS No. 128 differs from prior accounting guidance in that earnings per share is classified as basic earnings per share and diluted earnings per share, compared to primary earnings per share and fully diluted earnings per share under prior standards. Basic earnings per share differs from primary earnings per share in that it includes only the weighted average common shares outstanding and does not include any dilutive common stock equivalents in the calculation. Diluted earnings per share under the new standard differs in certain calculations compared to fully diluted earnings per share under prior standards. The retroactive application of SFAS No. 128 did not have a material effect on the earnings per share calculations for the years ended December 31, 1996 and 1995. The following represents a reconciliation between basic earnings per share and diluted earnings per share for the year ended December 31, 1995. For the years ended December 31, 1997 and 1996, basic and diluted earnings per share were the same; however, securities totaling 1,760,090 shares and 1,753,198 shares, respectively, were excluded from the diluted earnings per share calculations due to their antidilutive effect.

                                                               FOR THE YEAR ENDED DECEMBER 31, 1995
                                                          -------------------------------------------------
                                                                                                PER SHARE
                                                           INCOME              SHARES              AMOUNT
      -----------------------------------------------------------------------------------------------------
      Basic earnings per share:
         Income before extraordinary item                 $55,074          42,040,158               $1.31

      Effective of dilutive securities
         Series A Preferred                                    --           1,741,237               (0.05)
         Stock options                                         --                  22                  --

      Diluted earnings per share:
         Income before extraordinary item                 $55,074          43,781,417               $1.26


NOTE 15

ENVIRONMENTAL COMPLIANCE, LEGAL PROCEEDINGS AND COMMITMENTS

     ENVIRONMENTAL COMPLIANCE
     The Company, as well as its domestic competitors, is subject to stringent federal, state and local environmental laws and regulations concerning, among other things, waste water discharges, air emission and waste disposal. The Company spent approximately $8.4 million for pollution control capital projects in 1997.

     In March 1996, the West Virginia Department of Environmental Protection ("DEP") and the United States Environmental Protection Agency ("EPA") advised the Company that they had identified a number of enforcement issues pertaining to waste water discharge, air emissions and waste handling operations of the Company. In September 1996, the Company and DEP and EPA reached a settlement regarding these water, air and waste-related issues. Under the settlement, the Company paid a penalty of $3.2 million in 1997.

     The settlement requires the Company to conduct certain remedial activity at one of its waste disposal sites. Additionally, the Company is required to undertake certain capital projects to assure compliance with air, water and waste-related regulations. These capital expenditures include upgrades and modifications to air emissions control equipment, wastewater treatment systems and waste handling facilities. Under the settlement, the Company committed to environmental related capital projects totaling approximately $16.7 million. Through December 31, 1997, the Company has expended $8.9 million related to these capital commitments.



34     W E I R T O N   S T E E L   C O R P O R A T I O N

                                                       Weirton Steel Corporation
       N O T E S

     ---------------------------------------------------------------------------
       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS OR IN MILLIONS OF DOLLARS WHERE INDICATED
     ---------------------------------------------------------------------------


     In connection with the negotiations, EPA issued a corrective action order, effective October 18, 1996, requiring the Company to conduct investigative activities to determine the nature and extent of hazardous materials which may be located on the Company's property and, if necessary, to evaluate and propose corrective measures needed to abate any unacceptable risks.

     The Company has accrued approximately $8.0 million related to environmental related liabilities, including costs associated with the corrective action order. Because the Company does not currently know the nature or the extent of hazardous waste which may be located on the property, it is not currently possible to estimate the ultimate cost to comply with the corrective action order or conduct remedial activity that may be required.

     The Company believes that NSC is obligated to reimburse the Company for a portion of any costs that may be incurred by the Company to comply with the corrective action order and to undertake any required remedial action. Pursuant to the agreement whereby the Company purchased the Division in 1984, NSC retained liability for cleanup costs related to solid or hazardous waste facilities, areas or equipment as long as they were not used by the Company in its operations subsequent to the acquisition.

     LEGAL PROCEEDINGS
     The Company, in the ordinary course of business, is the subject of, or party to, various pending or threatened legal actions. The Company believes that any ultimate liability resulting from these actions will not have a material adverse effect on its financial position or results of operations.

     COMMITMENTS
     In 1991, the Company entered into an agreement with a supplier to provide the majority of its iron ore pellet requirements beginning in 1992 and extending through 2005. In 1997, the Company entered into a second agreement with that supplier to provide additional iron ore pellets through 2002.

     In 1995, the Company entered into a 15 year agreement to purchase its oxygen and nitrogen requirements from an independent party. The contract specifies that the Company will pay a base monthly charge that is adjusted annually based upon a percentage of the change in the producers price index for industrial commodities.

     In 1996, the Company entered into an agreement extending through 2000, with a supplier to purchase blast furnace coke. The agreement provides for the purchase of the greater of 850,000 tons of blast furnace coke annually, or 80% of the actual annual requirement of the Company. Such quantities are subject to adjustment based upon changes in the Company's operating configuration. The price is to be the prevailing market price (subject to a ceiling and floor) for blast furnace coke.


NOTE 16

LINE OF BUSINESS INFORMATION

     The Company operates a single line of business, the making and finishing of carbon steel products including sheet and tin mill products. In 1997 and 1996, one customer accounted for 11% and 10%, of net sales, respectively. In 1995, no single customer accounted for 10% or more of net sales.

     Approximately 83% of the Company's workforce is covered under collective bargaining agreements with the Independent Steelworkers' Union (the "ISU") and Independent Guards' Union (the "IGU"). In 1997, the Company reached agreements with the ISU and IGU which extend into 2001.


                                      1 9 9 7   A N N U A L   R E P O R T     35

                                                       Weirton Steel Corporation
       N O T E S

     ---------------------------------------------------------------------------
       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS OR IN MILLIONS OF DOLLARS WHERE INDICATED
     ---------------------------------------------------------------------------


NOTE 17

FORMATION OF JOINT VENTURES

     On October 3, 1997, the Company announced their intent to form a joint venture with Koninklijke Hoogovens for the purpose of constructing and operating a 300,000 ton hot-dipped galvanizing line. The construction of the galvanizing line is expected to be completed in 1999. No investment was made in this joint venture during 1997.

     On September 4, 1997, the Company announced the formation of a joint venture with Balli Group, plc, named WeBCo International LLC ("WeBCo"). The primary function of WeBCo will be to market and sell the Company's products globally. In 1997, the Company invested $0.1 million in the joint venture.


NOTE 18

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

     REDEEMABLE PREFERRED STOCK
     The fair value of the Series A Preferred was determined based upon an independent appraisal performed as of December 31, 1997 and 1996.

     LONG TERM DEBT OBLIGATIONS
     The fair values of the Company's long term debt obligations are estimated based upon quoted market prices.

     The estimated fair values of the Company's financial instruments were as follows as of December 31, 1997 and 1996, respectively:

                                                     CARRYING          FAIR       CARRYING          FAIR
                                                       AMOUNT         VALUE         AMOUNT         VALUE
                                                     -----------------------------------------------------
                                                              1997                         1996
     -----------------------------------------------------------------------------------------------------
     Cash and equivalents                            $124,690      $124,690       $112,092      $112,092
     Series A Preferred                                24,494         4,726         24,972         5,681
     Long term debt obligations                       388,997       404,068        430,820       439,849

     SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK
     As of December 31, 1997 and 1996, the Company had trade receivables outstanding of $20.6 million and $18.2 million, respectively, from highly leveraged customers.

     One customer accounted for 23% of trade receivables as of December 31, 1996.


36     W E I R T O N   S T E E L   C O R P O R A T I O N

                                                       Weirton Steel Corporation

     ---------------------------------------------------------------------------
       MANAGEMENTS' RESPONSIBILITY STATEMENT
     ---------------------------------------------------------------------------


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

     The Board of Directors pursues its oversight role for the financial statements through its Audit Committee. The Audit Committee continued its practice of meeting regularly to review the financial affairs of the Company and to interface with the internal audit staff and independent public accountants. Both the independent public accountants and the internal auditors have full and free access to the Audit Committee.

     Management believes that the existing system of internal controls, the independent audit and the Audit Committee provide reasonable assurance that the Company's financial accounting system adequately maintains accountability for assets, assures the integrity of financial statements and maintains its commitment to a high standard of business conduct.


     /s/ RICHARD K. RIEDERER                        /s/ MARK E. KAPLAN
     ----------------------------------             ----------------------------
     Richard K. Riederer                            Mark E. Kaplan
     President, Chief Executive Officer             Controller and
                                                    Principal Accounting Officer



                                      1 9 9 7   A N N U A L   R E P O R T     37

     ---------------------------------------------------------------------------
       REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
     ---------------------------------------------------------------------------


     To the Board of Directors of Weirton Steel Corporation:

     We have audited the accompanying consolidated balance sheets of Weirton Steel Corporation (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Weirton Steel Corporation and subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                                         /s/ ARTHUR ANDERSEN LLP
                                                         -----------------------
                                                             Arthur Andersen LLP


     Pittsburgh, Pennsylvania
     January 26, 1998



38     W E I R T O N   S T E E L   C O R P O R A T I O N

                                                       Weirton Steel Corporation

--------------------------------------------------------------------------------
SELECTED FINANCIAL AND STATISTICAL DATA
--------------------------------------------------------------------------------


                                                                      DECEMBER 31,
                                                 -------------------------------------------------------
(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)        1997        1996        1995       1994        1993
--------------------------------------------------------------------------------------------------------
Net sales                                         $1,397      $1,383      $1,352     $1,261      $1,201
Operating costs                                    1,372       1,397       1,252      1,212       1,204
Depreciation                                          61          58          55         46          49
Income taxes (benefit)                              (4.3)      (10.8)       13.3        7.5       (13.3)
Profit sharing                                        --          --        24.2       17.6          --
Contribution to ESOP                                   3           3           3          3           3
Net income (loss)                                  (17.7)      (49.9)       48.4       35.2      (229.2)
Net income (loss) per diluted share                (0.42)      (1.18)       1.10       0.95       (8.78)
Total assets                                       1,283       1,301       1,314      1,231       1,241
Additions to property, plant
   and equipment                                      45          83          52        112          14
Long term debt obligations                           389         431         408        395         495
Redeemable preferred stock, net                       21          18          16         14          37
Working capital                                   $  294      $  291      $  340     $  256      $  262

Number of common shares
   outstanding at year end, (in thousands)        42,637      42,353      42,014     41,654      26,338
Number of preferred shares
   outstanding at year end, (in thousands)         1,727       1,748       1,729      1,767       2,282
Stockholders' equity (deficit)                    $  133      $  149      $  199     $  149      $   (1)
Stockholders' equity (deficit)
   per common share                               $ 3.12      $ 3.52      $ 4.73     $ 3.57      $(0.05)

--------------------------------------------------------------------------------
SELECTED FINANCIAL AND STATISTICAL DATA
--------------------------------------------------------------------------------


                                     QUARTERLY PERIODS IN 1997             QUARTERLY PERIODS IN 1996
(DOLLARS IN MILLIONS,             ----------------------------------------------------------------------
EXCEPT PER SHARE DATA)              4TH     3RD      2ND      1ST         4TH     3RD      2ND      1ST
--------------------------------------------------------------------------------------------------------
Net sales                         $ 325   $ 359   $  364   $  350      $  341  $  366   $  336   $  341
Gross profit                         38      42       37       23          18      26       26       30
Operating profit (loss)              15      17       (4)      (4)         (4)      1      (17)       6
Net income (loss)                     3       4      (13)     (12)        (12)     (8)     (27)      (3)
Basic Earnings Per Share:
   Income (loss) before
      extraordinary item          $0.07   $0.10   $(0.30)  $(0.29)     $(0.29) $(0.18)  $(0.51)  $(0.07)
   Loss on early
      extinguishment of debt         --      --       --       --          --      --    (0.13)      --
                                  -----   -----   ------   ------      ------  ------   ------   ------
   Net income (loss) per share    $0.07   $0.10   $(0.30)  $(0.29)     $(0.29) $(0.18)  $(0.64)  $(0.07)
                                  =====   =====   ======   ======      ======  ======   ======   ======
Diluted Earnings Per Share:
   Income (loss) before
      extraordinary item          $0.07   $0.10   $(0.30)  $(0.29)     $(0.29) $(0.18)  $(0.51)  $(0.07)
   Loss on early
      extinguishment of debt         --      --       --       --          --      --    (0.13)      --
                                  -----   -----   ------   ------      ------  ------   ------   ------
   Net income (loss) per share    $0.07   $0.10   $(0.30)  $(0.29)     $(0.29) $(0.18)  $(0.64)  $(0.07)
                                  =====   =====   ======   ======      ======  ======   ======   ======


                                      1 9 9 7   A N N U A L   R E P O R T     39

--------------------------------------------------------------------------------
WEIRTON STEEL CORPORATION
--------------------------------------------------------------------------------


BOARD OF DIRECTORS
Richard R. Burt, Chairman(A, B, D)             Joseph J. Nowak(B, C, D, E)                EXECUTIVE OFFICERS
Chairman                                       Former Vice Chairman                       OF THE COMPANY
International Equity Partners, LLP             Armco, Inc.                                Richard K. Riederer
Washington, DC                                 Pittsburgh, Pennsylvania                   President and Chief Executive Officer

Michael Bozic(B, C)                            Robert S. Reitman(B, C, E)                 James B. Bruhn
President and CEO                              Chairman, President and CEO                Executive Vice President
Levitz Furniture Company                       The Tranzonic Companies
Boca Raton, Florida                            Pepper Pike, Ohio                          Craig T. Costello
                                                                                          Executive Vice President - Manufacturing
Earl E. Davis, Jr.(B, D)                       Richard K. Riederer(E)                     and Chief Operating Officer
Executive Vice President                       President and Chief Executive Officer
Commercial                                     Weirton Steel Corporation                  Earl E. Davis, Jr.
Weirton Steel Corporation                      Weirton, West Virginia                     Executive Vice President - Commercial
Weirton, West Virginia
                                               Richard F. Schubert(C, D)                  David L. Robertson
Craig T. Costello(B)                           Former President and CEO                   Executive Vice President
Executive Vice President - Manufacturing       The Points of Light Foundation             Human Resources and Corporate Law
and Chief Operating Officer                    Washington, DC
Weirton Steel Corporation                                                                 Narendra M. Pathipati
Weirton, West Virginia                         Thomas R. Sturges(A, D)                    Senior Vice President
                                               Executive Vice President                   Corporate Development and Strategy
Robert J. D'Anniballe, Jr.(A, D)               The Harding Group, Inc.
Partner                                        Greenwich, Connecticut                     Thomas W. Evans
Alpert, D'Anniballe & Visnic                                                              Vice President
Weirton, West Virginia                         David I.J. Wang(A, B)                      Materials Management
                                               Former Executive Vice President
Mark G. Glyptis(B, D, E)                       International Paper Company                David M. Gould
President                                      Naples, Florida                            Vice President
Independent Steelworkers Union                                                            Economic Development
Weirton, West Virginia                         Ronald C. Whitaker(A, C, E)
                                               President and CEO                          William R.Kiefer
Phillip A. Karber(B, D)                        Johnson Worldwide Associates               Vice President - Law and Secretary
Chairman of the Board of                       Sturtevant, Wisconsin
Directors of JFK International                                                             Patrick B. Stewart
Air Terminal                                                                              Chief Information Officer
New York, New York
                                                                                          Frank G. Tluchowski
                                                                                          Vice President
                                                                                          Engineering and Technology

                                                                                          Mark E. Kaplan
                                                                                          Controller

                                                                                          Richard W. Garan
                                                                                          Assistant Treasurer



                                                                                          A  Member of Audit Committee
                                                                                          B  Member of Finance and Strategic
                                                                                             Planning Committee
                                                                                          C  Member of Management Development
                                                                                             and Compensation Committee
                                                                                          D  Member of Corporate Responsibility
                                                                                             Committee
                                                                                          E  Member of Nominating Committee


40     W E I R T O N   S T E E L   C O R P O R A T I O N