Form 10-K405, Exhibit 13
period 1998-12-31
WEIRTON STEEL CORP
filed 1999-03-31
CIK 849979

                                                                    Exhibit 13.1


                                                       Weirton Steel Corporation


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

This following should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements of Weirton Steel Corporation (the "Company") including the notes thereto, which begin on page 26.

OVERVIEW

The Company is a major integrated producer of flat rolled carbon steels with major product lines consisting of sheet and tin mill product. Sheet product includes hot and cold rolled and both hot-dipped and electrolytic galvanized steels. Tin mill product includes tin-plate, chrome coated and black plate.

   Domestic steel producers face significant competition from foreign producers. In 1998, foreign competition adversely affected product prices in the United States and the tonnage sold by domestic producers. Relative strength of foreign economies and fluctuation in the value of the United States dollar against foreign currencies substantially affect the intensity of foreign competition. In 1998, foreign producers exported 41.4 million tons of steel to the United States compared to 31.2 million tons in 1997. A significant portion of the increase occurred in the second half of 1998.

   On September 30, 1998, the Company, eleven of its competitors and two labor organizations filed trade cases against imported hot-rolled steel from Brazil, Japan, and Russia. The cases were filed with the U.S. International Trade Commission (the "ITC") and the U.S. Department of Commerce. Anti-dumping cases were filed against the three countries while a subsidy complaint was also filed against Brazil. These cases allege the countries have engaged in dumping practices, a violation of U.S. trade laws.

   On November 16, 1998, the ITC issued its preliminary ruling that the high volumes of low-priced imported steel had damaged the domestic steel industry.

   On February 12, 1999, the Commerce Department made a preliminary ruling in favor of the U.S. producers on the hot-rolled cases against Brazil and Japan. The Commerce Department imposed anti-dumping duties against the steel producers of both nations as well as countervailing duties against the Brazilian producers. (Countervailing duties are meant to counter the effect of government subsidization.) The anti-dumping margins ranged from 25% to 67% against Japanese producers and from 50% to 71% against Brazilian producers. Countervailing duties assessed against Brazilian producers ranged from 6% to 9%.

   Additionally, in February 1999, the Commerce Department announced a tentative suspension agreement with Russia. Under this agreement, the preliminary duties ranging from 71% to 218% will be suspended in exchange for a six month moratorium on shipments, a price floor, and import quotas limiting Russian hot-rolled steel to the pre-surge, 1996 levels.


--------------------------------------------------------------------------------
RESULTS OF OPERATIONS

1998 Compared To 1997

The net loss for 1998 was $6.1 million or $0.15 per diluted share compared to a net loss of $17.7 million or $0.42 per diluted share in 1997. The results for 1998 and 1997 included pretax restructuring charges of $2.9 million and $17.0 million, respectively, associated with employee reduction programs. Excluding the effect of this non-recurring item, and the resulting impact on income taxes, the net loss for 1998 would have been $3.8 million or $0.09 per diluted share compared to a net loss for 1997 of $4.1 million or $0.10 per diluted share.

   Total shipments in 1998 were 2,575 thousand tons compared to 2,772 thousand tons in 1997. Net sales were $1,254.8 million in 1998 compared to $1,397.2 million in 1997.

   Sheet product shipments in 1998 were 1,771 thousand tons compared to 1,918 thousand tons in 1997; a decrease of 8%. Sheet mill product shipments resulted in net sales of $755.3 million in 1998, a decrease of $107.3 million compared to 1997. The decrease in net sales is attributable to reduced shipments and a decrease in average selling price. The lower shipments and selling prices were the result of unfairly priced imports which drastically weakened the domestic steel market in the second half of 1998.

   Tin mill product shipments in 1998 were 804 thousand tons compared to 854 thousand tons in 1997; a decrease of 6%. Tin mill product shipments resulted in net sales of $499.5 million in 1998, a decrease of $35.1 million compared to 1997. The decrease in net sales is primarily attributable to the decrease in tin mill product shipments.

   Cost of sales per ton decreased approximately $20 per ton from $454 per ton in 1997 to $434 per ton in 1998. The decrease resulted primarily from a full year's benefit of the rebuild of the No. 1 Blast Furnace, lower raw material and employment costs and continued benefits of the Company's cost reduction programs.


                                                                           14.15

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

   Selling, general and administrative expenses in 1998 were $39.2 million compared to $36.3 million in 1997. The increase is primarily attributable to costs incurred in the start-up of the Company's consolidated subsidiary, MetalSite LP.

   During 1998, the Company initiated a special voluntary retirement window for certain supervisory and managerial employees. As a result of the retirement window, the Company recorded a restructuring charge of $2.9 million, consisting of early retirement benefits.

   During 1997, the Company finalized its labor agreements with its principal union. The new contracts, among other things, provided for a retirement window for represented retirement eligible employees. As a result of the retirement window, the Company recorded a restructuring charge of $17.0 million in 1997. The restructuring charge consisted of the recognition of special retirement benefits and a lump sum payment for those choosing to retire during the window.

   Interest expense was $44.3 million in 1998, a decrease of $4.3 million from 1997. The decrease resulted from lower outstanding debt due to the repayment of $42.2 million in senior debt in March 1998.

1997 Compared To 1996

The net loss for 1997 was $17.7 million or $0.42 per diluted share compared to a net loss of $49.9 million or $1.18 per diluted share in 1996. The results for 1997 and 1996 included pretax restructuring charges of $17.0 million in each year associated with employee reduction programs. The 1996 results included a $5.4 million after-tax extraordinary loss on the early extinguishment of debt. Excluding the effect of these non-recurring items and the resulting impact on income taxes, net loss for 1997 would have been $4.1 million or $0.10 per diluted share compared to a net loss for 1996 of $30.8 million or $0.73 per diluted share.

   Total shipments in 1997 were 2,772 thousand tons compared to 2,857 thousand tons in 1996. Net sales were $1,397.2 million in 1997 compared to $1,383.3 million in 1996.

   Sheet product shipments in 1997 were 1,918 thousand tons or 2% lower than in 1996. However, net sales generated by sheet product in 1997 increased $39.6 million to $862.6 million, due to overall higher average selling prices and an improved product mix.

   Tin mill product shipments in 1997 were 854 thousand tons compared to 900 thousand tons in 1996; a decrease of 5%. Tin mill product shipments resulted in net sales of $534.6 million in 1997, a decrease of $25.7 million compared to 1996. The decrease in net sales is attributable to the decrease in tin mill product shipments.

   Cost of sales as a percentage of net sales was 90% in 1997 compared to 93% in 1996 reflecting higher average selling prices and lower operating costs in 1997 due to lower employment levels and improved operations after the rebuild of the No. 1 Blast Furnace. Operating costs in the fourth quarter of 1996 were adversely affected by the planned shut down of the No. 1 Blast Furnace. Higher operating costs associated with the No. 1 Blast Furnace carried into 1997, but were offset by lower operating costs after start-up in the first quarter of the year.

   Selling, general and administrative expenses in 1997 were $36.3 million compared to $39.1 million in 1996. The decrease is primarily attributable to lower salaries resulting from the managerial and supervisory workforce reduction in 1996.

   Depreciation expense increased $2.9 million to $60.9 million in 1997. This increase was the result of a higher depreciable asset base as a result of the capital expenditures associated with the No. 1 Blast Furnace rebuild.

   During 1997, the Company finalized its labor agreements with its principal union. The new contracts, among other things, provided for a retirement window for represented retirement eligible employees. As a result of the retirement window, the Company recorded a restructuring charge of $17.0 million in 1997. The restructuring charge consisted of the recognition of special retirement benefits and a lump sum payment for those choosing to retire during the window. During 1996, the Company recognized a $17.0 million restructuring charge associated with an approximately 20% reduction in the supervisory and managerial workforce. The charge related to this employee reduction consisted of early retirement benefits for those eligible to retire and severance benefits for those choosing not to retire or ineligible to retire.

   Interest expense was $48.7 million in 1997, an increase of $4.3 million from 1996. The increase resulted from a net increase of approximately $23.0 million of senior debt obligations during the second half of 1996, the full effect of which was not realized until 1997.

   In July 1996, the Company refinanced approximately $100.0 million of its senior notes through the issuance of $125.0 million principal amount of 11-3/8% Senior Notes due 2004. The refinancing resulted in the recognition of a $5.4 million after-tax extraordinary loss on the early extinguishment of debt in 1996.



WEIRTON STEEL CORPORATION

                                                       Weirton Steel Corporation

--------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 1998, the Company had cash and equivalents of $68.4 million compared to $124.7 million as of December 31, 1997. The Company's liquidity requirements arise primarily from working capital requirements, debt service and capital investments. The Company's statements of cash flows for the years indicated are summarized below:

(Dollars in thousands)                                    1998             1997
--------------------------------------------------------------------------------
Net cash provided by operating activities             $ 50,224         $ 72,104
Net cash used by investing activities                  (57,943)         (60,170)
Net cash provided (used) by financing activities       (48,582)             664
                                                      --------         --------
Increase (decrease) in cash                           $(56,301)        $ 12,598
                                                      ========         ========

   Net cash flows from operating activities were $50.2 million and $72.1 million during 1998 and 1997, respectively. The decline in cash flow from operations from 1998 to 1997 resulted from a weaker steel market in the second half of 1998 and payment of federal alternative minimum tax.

   The Company's investing activities included capital spending for property, plant and equipment of $50.4 million and $60.1 million in 1998 and 1997, respectively. The Company used these expenditures to purchase, modernize or upgrade production equipment, maintain facilities and comply with environmental regulations. The Company's planned capital expenditures for 1999 are approximately $15.0 million. Included in the Company's planned capital expenditures are approximately $0.5 million for environmental control projects. In addition, investing activities included investments in unconsolidated subsidiaries of $7.8 million and $0.1 million in 1998 and 1997, respectively.

   Net cash flows used by financing activities were $48.6 million for 1998. Net cash flows provided by financing activities were $0.7 million in 1997. The Company repaid $42.2 million of senior notes in 1998. The Company also purchased $6.3 million of its common stock in 1998 which is being held in treasury.

   Through a wholly owned subsidiary, Weirton Receivables Inc. ("WRI"), the Company has in place a receivables participation agreement with a group of four banks (the "WRI Receivables Participation Agreement"). The facility, which is AAA rated by Standard and Poor's Rating Service, provides for a total commitment by the banks of up to $85.0 million, including a letter of credit subfacility of up to $25.0 million. The WRI Receivables Participation Agreement, as amended, makes the facility available to WRI through April, 2003. As of December 31, 1998, after reductions from amounts in place under the letter of credit subfacility, the base amount of participation interests available for cash sales was approximately $34.4 million.

   As of March 19, 1999, after reductions from amounts in place under the letter of credit subfacility, the base amount of participation interest available for cash sales was approximately $44.2 million. The Company, WRI and the banks have agreed on amendments to the Receivables Participation Agreement in order to increase the amounts of participation interest available for cash sale. Implementation of the amendments is subject to the execution by the parties of definitive documentation and the satisfaction of customary conditions by the Company and WRI.

   In order to improve its liquidity position, the Company is also pursuing various operating initiatives. These include inventory reduction programs supported by purchase consignment agreements and recent arrangements related to the strategic sourcing of raw materials and slabs. Further inventory reductions are planned through changes in operating practices.

   The Company's net deferred tax assets were $154.7 million as of December 31, 1998, which consisted primarily of the carrying value of net operating loss carryforwards and other tax credits and net deductible temporary differences available to reduce the Company's cash requirements for the payment of future federal income tax. The Company was required in 1998 and 1997, and may be required in future periods, to make cash payments for income taxes under federal alternative minimum tax regulations.

   As of December 31, 1998 and 1997, the Company had pension funding credits of approximately $83.2 million and $89.0 million, respectively. Accordingly, the Company is not required to contribute to its pension plan in 1999, nor was the Company required to contribute to its pension plan in 1998. However, during 1998, the Company did contribute $43.0 million to its pension fund.

   Based upon available cash on hand, the amount of cash expected to be generated from operating activities, including planned reductions in working capital primarily through inventory reduction programs, and the pension funding position, the Company expects to have sufficient cash to meet its short term needs, including the retirement of the 10-7/8% Senior Notes in 1999 and the completion of the 1999 capital spending plan.

   To the extent that cash on hand and cash generated from operating activities do not generate an adequate amount of cash, the Company expects that its cash requirements can be met by the WRIReceivables Participation Agreement.



                                                                           16.17

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

YEAR 2000

The Company (like most companies) faces difficulties resulting from computer programs being written using two digits rather than four to define the applicable year. The Company owns computer hardware and software and date-sensitive electronic devices which may recognize a date using "00" as the year 1900 rather than the year 2000. Such systems could cause disruption of operations, including production difficulties and a temporary inability to process ordinary business transactions.

   The Company started its Year 2000 readiness effort in 1996. The Company currently employs a task force to analyze potential areas of risk associated with the Year 2000. The Company, led by the task force, is executing a Year 2000 readiness plan which includes:

   o prioritizing and focusing on those information technology (IT) systems and production control (non-IT) systems which are critical to the operations and pose the greatest operational, environmental, quality and financial risks to the Company.

   o allocating appropriate resources to fix the Year 2000 problem.

   o communicating with, and aggressively pursuing, critical third parties to help ensure the Year 2000 readiness of their products and services.

   o performing rigorous Year 2000 testing of critical systems.

   o participating in and exchanging Year 2000 information with industry trade associations, such as the American Iron & Steel Institute, the Association of Iron and Steel Engineers and the Steel Industry Systems Association.

   o engaging qualified outside engineering and information technology consulting firms to assist in the Year 2000 impact assessment and readiness effort.

   o assessing the readiness of third party vendors, suppliers, customers and service providers.

State of Readiness

The Company has targeted the third quarter of 1999 for complete Year 2000 readiness including integration testing, contingency planning and tracking the readiness of third parties. The Company will replace or upgrade current systems with third-party Year 2000 ready products and services. The availability of information and services from third-party suppliers/vendors may affect this schedule.

   The chart below provides the percentage completion of the various phases of the Year 2000 Plan. The phases included are:

   1. Y2K Inventory - identification of the systems and processes that may be affected by the Year 2000.

   2. Y2K Impact Assessment - the analysis performed to determine the Year 2000 date impact of the Company's Year 2000 inventory.

   3. Y2K Readiness - The Year 2000 readiness of Y2K inventory including items already made Year 2000 ready and those items made Year 2000 ready through renovation/replacement. The Company only considers systems ready after testing and implementation activities have been completed.

                                March 19, 1999
                     -------------------------------------
                               Percent Completed
                           Y2K    Y2K Impact          Y2K
                     Inventory    Assessment    Readiness
----------------------------------------------------------
IT Systems                 100%          100%          75%
Non-IT Systems             100%          100%          65%
----------------------------------------------------------

Third Parties

The Company depends on third-party suppliers for raw materials, energy, utilities, telecommunications, transportation and others goods and services critical to the operation. The Company contacted all of its critical third party suppliers and analyzed their Year 2000 readiness based on responses to the Company's inquiries. For suppliers who did not respond, and for suppliers whose responses the Company considers inadequate, the Company has begun a follow-up process. That process includes, among other things, additional inquiries, site visits of the Company's most critical suppliers and contacting those suppliers that did not respond to the initial inquiry.



WEIRTON STEEL CORPORATION

                                                       Weirton Steel Corporation

--------------------------------------------------------------------------------

Costs to Achieve Year 2000 Readiness

As part of its capital plan, the Company replaced, or is in the process of replacing, certain of its business systems dealing with human resources and financial reporting. The planned replacement of these systems was accelerated to achieve Year 2000 readiness. Through December 31, 1998, the Company spent $10.8 million on these projects. The Company plans to spend an additional $4.9 million to complete these projects.

   Through December 31, 1998, in addition to the replacement of the human resources and financial reporting systems, the Company spent approximately $3.8 million in remediation costs to achieve Year 2000 readiness. All of these remediation costs have properly been expensed in the Company's Consolidated Statements of Income. Management anticipates that the Company will spend an additional $4.0 million to $6.0 million, including approximately $1.0 million in capital expenditures to achieve Year 2000 readiness. As the work of the task force progresses, the Company will continue to revise its estimates of costs required to achieve Year 2000 readiness.

Year 2000 Risks to the Company

The Year 2000 problem poses significant operational, environmental, quality and financial risks to the Company. Failure to achieve Year 2000 readiness goals would result in business consequences which might include production delays and outages, inability to obtain needed goods and services from third party vendors and suppliers, inability to process ordinary business transactions, lost revenue and failure of management controls. Although the Company believes internal Year 2000 compliance will be achieved by the third quarter of 1999, there can be no assurance that the Year 2000 problem will not have a material adverse affect on the Company's business, financial condition and results of operations.

Contingency Plans

The Company is currently identifying and developing specific contingency plans to mitigate the effects of possible Year 2000 disruptions. The Company expects to finalize contingency plans by the third quarter of 1999.

   The cost of Year 2000 readiness, the dates by which the Company believes it will achieve Year 2000 readiness and the adequacy of Year 2000 contingency plans are based on management's best estimates and assumptions of future events. There can be no guarantee that these estimates will be achieved, and actual results could differ materially from those anticipated.

ENVIRONMENTAL MATTERS

In March 1996, the West Virginia Department of Environmental Protection ("DEP") and the United States Environmental Protection Agency ("EPA") advised the Company that they had identified a number of enforcement issues pertaining to waste water discharge, air emissions and waste handling operations of the Company. In September 1996, the Company, DEP and EPA reached a settlement regarding these water, air and waste-related issues. Under the settlement, the Company was required to pay a total penalty of $3.2 million. Such payment was made in 1997.

   Under the settlement, the Company is required to conduct certain remedial activity at one of its waste disposal sites. Additionally, the Company is required to undertake certain capital projects to assure compliance with air, water and waste-related regulations. Such capital costs will include upgrades and modifications to air emissions control equipment, wastewater treatment systems and waste handling facilities. Under the settlement, the Company has committed to environmental related capital projects totaling approximately $19.8 million. Through December 31, 1998, the Company had expended $14.5 million related to these capital commitments.

   In connection with the negotiations, the EPA issued a corrective action order, effective October 18, 1996, requiring the Company to conduct investigative activities to determine the nature and extent of hazardous materials which may be located on the Company's property and to evaluate and propose corrective measures needed to abate any unacceptable risks.

   The Company has accrued approximately $7.0 million related to environmental related liabilities, including costs associated with the corrective action order. Because the Company does not currently know the nature nor the extent of hazardous waste located on the property, it is not presently possible to estimate the ultimate cost to comply with the corrective action order or conduct remedial activity that may be required.

   The Company believes that National Steel Corporation ("NSC") is obligated to reimburse the Company for a portion of the costs that may be incurred by the Company to comply with the corrective action order and to undertake any required remedial action. Pursuant to the agreement whereby the Company purchased the former Weirton Steel Division of NSC in 1984, NSC retained liability for cleanup costs related to solid or hazardous waste facilities, areas or equipment as long as such were not used by the Company in its operations subsequent to the acquisition. The Company has not recorded any receivables from NSC related to potential reimbursable costs.



                                                                           18.19

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Fair values of cash and cash equivalents, receivables and accounts payable approximate carrying values and were relatively insensitive to changes in interest rates at December 31, 1998 due to the short term maturity of the instruments.

   The Company's market risk strategy has generally been to obtain competitive prices for its products and services and allow operating results to reflect market price movements dictated by supply and demand for the Company's products.

   In the normal course of business, the Company is exposed to market risk or price fluctuations related to the purchase of iron ore pellets and blast furnace coke. The Company is also exposed to market risk or price fluctuations on purchases of scrap, tin, zinc, oxygen, nitrogen, natural gas, power and other raw materials and utility requirements. As part of its market risk strategy, the Company has entered into fixed price contracts, lasting at least until December 31, 1999, for its iron ore pellet, oxygen, natural gas and nitrogen requirements. The Company has entered into a contract to purchase approximately 80% of its coke requirements. Under the contract, the price of coke fluctuates with the market, subject to a ceiling and a floor. The remaining 20% of the Company's coke requirements are sourced from the open market and are subject to market risk. Scrap, tin, zinc and other raw materials are generally purchased in the open market and subject to price fluctuation. As of December 31, 1998, the Company had no significant derivative financial instruments or derivative commodity instruments outstanding.

   As of December 31, 1998, the Company had the following financial liabilities where the fair value differed from the carrying value:

                                  Carrying Value   Fair Value
-------------------------------------------------------------
Long term debt                          $304,626     $277,925
Series A Redeemable Preferred Stock     $ 23,543     $  2,651

--------------------------------------------------------------------------------
OUTLOOK

Flat rolled steel product demand in the Company's end user markets remains steady. However, record breaking volumes of unfairly priced imports weakened the Company's order entry and shipping rates and caused reduction in prices in the second half of 1998. While duties imposed on steel imported from Japan and Brazil and the suspension agreement with Russia will help stabilize selling prices, the market continues to be adversely affected by oversupply relative to demand, including unfairly priced imported products against which duties and other remedies have yet to be applied.

   In response to these conditions, the Company idled its No. 4 Blast Furnace and reduced its workforce through layoffs. Consequently, the Company expects a loss in the first quarter of 1999.


--------------------------------------------------------------------------------
RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivatives and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as an asset or liability measured at its fair value. The statement requires that changes in the fair value of derivatives be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. Management does not believe the adoption of SFAS No. 133 will have a material impact on the Company's financial position or its results of operations.

--------------------------------------------------------------------------------
FORWARD LOOKING STATEMENTS

This annual report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on assumptions and expectations, which may not be realized and are inherently subject to risk and uncertainties, many of which cannot be predicted with accuracy. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. Although the Company believes that our assumptions made in connection with the forward-looking statements are reasonable, there are no assurances that our assumptions and expectations will prove to have been correct due to the foregoing and other factors. Such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company is under no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


WEIRTON STEEL CORPORATION

                                                       Weirton Steel Corporation

CONSOLIDATED STATEMENTS OF INCOME
YEAR ENDED DECEMBER 31

(Dollars in thousands, except per share data)                                   1998              1997              1996
------------------------------------------------------------------------------------------------------------------------

NET SALES                                                                 $1,254,796        $1,397,204        $1,383,301
Operating costs:
Cost of sales                                                              1,117,465         1,258,035         1,282,923
Selling, general and administrative expense                                   39,219            36,308            39,102
Depreciation                                                                  60,822            60,855            58,019
Restructuring charge                                                           2,871            17,000            16,959
                                                                          ----------        ----------        ----------
      TOTAL OPERATING COSTS                                                1,220,377         1,372,198         1,397,003
                                                                          ----------        ----------        ----------


INCOME (LOSS) FROM OPERATIONS                                                 34,419            25,006           (13,702)
Income (loss) from unconsolidated subsidiaries                                    34               (12)               --
Interest expense                                                             (44,338)          (48,683)          (44,366)
Interest income                                                                4,684             4,259             5,415
ESOP contribution                                                             (2,610)           (2,610)           (2,610)
                                                                          ----------        ----------        ----------

LOSS BEFORE INCOME TAXES, EXTRAORDINARY ITEM AND MINORITY INTEREST            (7,811)          (22,040)          (55,263)
Income tax benefit                                                            (1,391)           (4,298)          (10,776)
                                                                          ----------        ----------        ----------
LOSS BEFORE EXTRAORDINARY ITEM AND MINORITY INTEREST                          (6,420)          (17,742)          (44,487)
Loss on early extinguishment of debt                                              --                --             5,431
                                                                          ----------        ----------        ----------
LOSS BEFORE MINORITY INTEREST                                                 (6,420)          (17,742)          (49,918)
Minority interest in loss of consolidated subsidiary                             293                --                --
                                                                          ----------        ----------        ----------
NET LOSS                                                                  $   (6,127)       $  (17,742)       $  (49,918)
                                                                          ==========        ==========        ==========


PER SHARE DATA:
Weighted average number of common shares outstanding (in thousands):
   Basic                                                                      41,924            42,622            42,370
   Diluted                                                                    41,924            42,622            42,370

BASIC EARNINGS PER SHARE:
Loss before extraordinary item                                            $    (0.15)       $    (0.42)       $    (1.05)
Loss on early extinguishment of debt                                              --                --             (0.13)
                                                                          ----------        ----------        ----------
NET LOSS PER COMMON SHARE                                                 $    (0.15)       $    (0.42)       $    (1.18)
                                                                          ==========        ==========        ==========

DILUTED EARNINGS PER SHARE:
Loss before extraordinary item                                            $    (0.15)       $    (0.42)       $    (1.05)
Loss on early extinguishment of debt                                              --                --             (0.13)
                                                                          ----------        ----------        ----------
NET LOSS PER COMMON SHARE                                                 $    (0.15)       $    (0.42)       $    (1.18)
                                                                          ==========        ==========        ==========


The accompanying notes are an integral part of these statements.


                                                                           20.21

CONSOLIDATED BALANCE SHEETS
YEAR ENDED DECEMBER 31

(Dollars in thousands, except per share data)                                                     1998              1997
------------------------------------------------------------------------------------------------------------------------

ASSETS:
CURRENT ASSETS:
   Cash and equivalents, includes restricted cash of $1,275 and $2,046, respectively        $   68,389        $  124,690
   Receivables, less allowances of $8,574 and $9,853, respectively                             112,278           140,843
   Inventories                                                                                 259,332           260,933
   Deferred income taxes                                                                        43,254            34,437
   Other current assets                                                                          4,443             4,803
                                                                                            ----------        ----------
         TOTAL CURRENT ASSETS                                                                  487,696           565,706
Property, plant and equipment, net                                                             576,238           591,389
Investment in unconsolidated subsidiaries                                                        7,938                88
Deferred income taxes                                                                          111,411           111,148
Other assets and deferred charges                                                               12,416            14,209
                                                                                            ----------        ----------
TOTAL ASSETS                                                                                $1,195,699        $1,282,540
                                                                                            ==========        ==========


LIABILITIES:
CURRENT LIABILITIES:
   Current portion of long term debt obligations                                            $   84,044        $   42,163
   Payables                                                                                    120,697           132,666
   Employment costs                                                                             63,966            61,800
   Taxes other than income taxes                                                                15,060            22,417
   Other current liabilities                                                                    10,957            12,571
                                                                                            ----------        ----------
         TOTAL CURRENT LIABILITIES                                                             294,724           271,617

Long term debt obligations                                                                     304,626           388,997
Long term pension obligation                                                                    81,908            97,542
Postretirement benefits other than pensions                                                    337,443           338,474
Other long term liabilities                                                                     33,217            32,804
                                                                                            ----------        ----------
         TOTAL LIABILITIES                                                                  $1,051,918        $1,129,434


REDEEMABLE STOCK:
Preferred stock, Series A, $0.10 par value; 1,694,636 and 1,738,163
   shares authorized and issued; 1,678,576 and 1,729,325 subject to put                         23,852            24,652
Less: Preferred treasury stock, Series A, at cost, 21,454 and 10,892 shares                       (309)             (158)
Deferred ESOP compensation                                                                      (1,305)           (3,915)
                                                                                            ----------        ----------
         TOTAL REDEEMABLE STOCK                                                                 22,238            20,579


STOCKHOLDERS' EQUITY:
Preferred stock, Series A, $0.10 par value: 16,060 and 8,838 shares not subject to put             233               128
Common stock, $0.01 par value; 50,000,000 authorized;
   43,178,134 and 42,846,184 shares issued                                                         432               428
Additional paid-in capital                                                                     457,851           456,379
Common stock issuable, 383,562 and 288,423 shares                                                  532               664
Deferred compensation                                                                             (492)             (471)
Retained earnings (deficit)                                                                   (329,141)         (323,014)
Less: Common treasury stock, at cost 1,983,561 and 209,514 shares                               (7,872)           (1,587)
                                                                                            ----------        ----------
         TOTAL STOCKHOLDERS' EQUITY                                                         $  121,543        $  132,527
                                                                                            ----------        ----------
TOTAL LIABILITIES, REDEEMABLE STOCK AND STOCKHOLDERS' EQUITY                                $1,195,699        $1,282,540
                                                                                            ==========        ==========


The accompanying notes are an integral part of these statements.


WEIRTON STEEL CORPORATION

                                                       Weirton Steel Corporation


CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31

(Dollars in thousands, except per share data)                                   1998              1997              1996
------------------------------------------------------------------------------------------------------------------------


CASH FLOWS FROM OPERATING ACTIVITIES:
   NET LOSS                                                               $   (6,127)         $(17,742)        $ (49,918)
   ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH PROVIDED
   BY OPERATING ACTIVITIES:
   Depreciation                                                               60,822            60,855            58,019
   Amortization of deferred financing costs                                    1,662             1,836             1,982
   Restructuring charge                                                        2,871            17,000            16,959
   ESOP Contribution                                                           2,610             2,610             2,610
   Loss on early extinguishment of debt                                           --                --             5,431
   Deferred income taxes                                                      (9,080)           (1,742)           (7,078)
   Cash provided (used) by working capital items:
      Receivables                                                             28,565            13,583            (4,213)
      Inventories                                                              1,601            (1,794)           (3,779)
      Other current assets                                                       360             1,606             4,131
      Payables                                                               (11,969)          (16,932)           24,743
      Other current liabilities                                               (6,805)              838           (35,188)
   Long term pension obligation                                              (17,713)              368             6,973
   Other                                                                       3,427            11,618            13,936
                                                                          ----------          --------         ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                     50,224            72,104            34,608

CASH FLOWS FROM INVESTING ACTIVITIES
   Investment in unconsolidated subsidiaries                                  (7,561)             (100)               --
   Capital spending                                                          (50,382)          (60,070)          (67,937)
                                                                          ----------          --------         ---------
NET CASH USED BY INVESTING ACTIVITIES                                        (57,943)          (60,170)          (67,937)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Repayment of debt obligations                                             (42,831)               --          (105,676)
   Purchase of treasury stock                                                 (6,283)               --                --
   Proceeds from issuance of debt obligations                                     --                --           122,610
   Common shares issuable                                                        532               664               773
   Deferred financing costs                                                       --                --            (4,097)
                                                                          ----------          --------         ---------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                             (48,582)              664            13,610
                                                                          ----------          --------         ---------
NET CHANGE IN CASH AND EQUIVALENTS                                           (56,301)           12,598           (19,719)
CASH AND EQUIVALENTS AT BEGINNING OF PERIOD                                  124,690           112,092           131,811
                                                                          ----------          --------         ---------
CASH AND EQUIVALENTS AT END OF PERIOD                                     $   68,389          $124,690         $ 112,092
                                                                          ==========          ========         =========
SUPPLEMENTAL CASH FLOW INFORMATION
   Interest paid, net of capitalized interest                             $   45,953          $ 48,489         $  40,275
   Income taxes paid (refunded), net                                           7,803            (2,556)           (3,699)


The accompanying notes are an integral part of these statements.

                                                                           22.23

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                                                                         Common Stock
                                                                                   ----------------------       Additional
(Dollars in thousands, except per share data)                                          Shares      Amount  Paid-in Capital
--------------------------------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY CONSOLIDATED AT DECEMBER 31, 1995                             42,289,944        $423         $454,197
Net loss                                                                                   --          --               --
Conversion of preferred stock                                                           7,142          --               94
Exercise of preferred stock put options                                                    --          --               13
Purchase of treasury stock                                                                 --          --               --
Employee stock purchase plan:
   Shares issued                                                                      295,764           3            1,034
   Shares issuable                                                                         --          --               --
Board of Directors deferred compensation plan:
   Shares issued                                                                           --          --              (27)
   Shares issuable                                                                         --          --               --
Deferred compensation                                                                      --          --               --
--------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY CONSOLIDATED AT DECEMBER 31, 1996                             42,592,850         426          455,311
Net loss                                                                                   --          --               --
Conversion of preferred stock                                                          24,560          --              356
Exercise of preferred stock put options                                                    --          --               77
Purchase of treasury stock                                                                 --          --                1
Reclassification of preferred Series A not subject to put                                  --          --               --
Employee stock purchase plan:
   Shares issued                                                                      228,774           2              679
   Shares issuable                                                                         --          --               --
Board of Directors deferred compensation plan:
   Shares issued                                                                           --          --              (45)
   Shares issuable                                                                         --          --               --
Deferred compensation                                                                      --          --               --
--------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY CONSOLIDATED AT DECEMBER 31, 1997                             42,846,184         428          456,379
Net loss                                                                                   --          --               --
Conversion of preferred stock                                                          43,527           2              631
Exercise of preferred stock put options                                                    --          --              177
Purchase of treasury stock                                                                 --          --                2
Reclassification of preferred Series A not subject to put                                  --          --               --
Employee stock purchase plan:
   Shares issued                                                                      247,865           2              564
   Shares issuable                                                                         --          --               --
Board of Directors compensation plans:
   Shares issued                                                                       40,558          --               98
   Shares issuable                                                                         --          --               --
Deferred compensation                                                                      --          --               --
--------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY CONSOLIDATED AT DECEMBER 31, 1998                             43,178,134        $432         $457,851
==========================================================================================================================


The accompanying notes are an integral part of these statements.


WEIRTON STEEL CORPORATION

                                                       Weirton Steel Corporation

                                                                      Common
                                                                  Shares Issuable                       Retained
                                                                 ------------------      Deferred       Earnings
(Dollars in thousands, except per share data)                    Shares      Amount   Compensation     (Deficit)
----------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY CONSOLIDATED AT DECEMBER 31, 1995           332,076    $ 1,170           $  --    $(255,354)
Net loss                                                              --         --              --      (49,918)
Conversion of preferred stock                                         --         --              --           --
Exercise of preferred stock put options                               --         --              --           --
Purchase of treasury stock                                            --         --              --           --
Employee stock purchase plan:
   Shares issued                                                (295,764)    (1,037)             --           --
   Shares issuable                                               228,774        681              --           --
Board of Directors deferred compensation plan:
   Shares issued                                                 (36,312)      (133)             --           --
   Shares issuable                                                30,403         92              --           --
Deferred compensation                                                 --         --            (385)          --
----------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY CONSOLIDATED AT DECEMBER 31, 1996           259,177        773            (385)    (305,272)
Net loss                                                              --         --              --      (17,742)
Conversion of preferred stock                                         --         --              --           --
Exercise of preferred stock put options                               --         --              --           --
Purchase of treasury stock                                            --         --              --           --
Reclassification of preferred Series A not subject to put             --         --              --           --
Employee stock purchase plan:
   Shares issued                                                (228,774)      (681)             --           --
   Shares issuable                                               247,865        566              --           --
Board of Directors deferred compensation plan:
   Shares issued                                                 (30,403)       (92)             --           --
   Shares issuable                                                40,558         98             (98)          --
Deferred compensation                                                 --         --              12           --
----------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY CONSOLIDATED AT DECEMBER 31, 1997           288,423        664            (471)    (323,014)
Net loss                                                              --         --              --       (6,127)
Conversion of preferred stock                                         --         --              --           --
Exercise of preferred stock put options                               --         --              --           --
Purchase of treasury stock                                            --         --              --           --
Reclassification of preferred Series A not subject to put             --         --              --           --
Employee stock purchase plan:
   Shares issued                                                (247,865)      (566)             --           --
   Shares issuable                                               285,430        379              --           --
Board of Directors compensation plans:
   Shares issued                                                 (40,558)       (98)             --           --
   Shares issuable                                                98,132        153            (153)          --
Deferred compensation                                                 --         --             132           --
----------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY CONSOLIDATED AT DECEMBER 31, 1998           383,562      $ 532           $(492)   $(329,141)
================================================================================================================


                                                                           Common              Preferred Series A
                                                                       Treasury Stock          Not Subject to Put
                                                                     -------------------       ------------------   Stockholders'
(Dollars in thousands, except per share data)                        Shares       Amount       Shares      Amount         Equity
--------------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY CONSOLIDATED AT DECEMBER 31, 1995              275,829      $(1,882)       5,074        $ 74       $198,628
Net loss                                                                 --           --           --          --        (49,918)
Conversion of preferred stock                                            --           --           --          --             94
Exercise of preferred stock put options                                  --           --           --          --             13
Purchase of treasury stock                                              131           (1)          --          --             (1)
Employee stock purchase plan:
   Shares issued                                                         --           --           --          --             --
   Shares issuable                                                       --           --           --          --            681
Board of Directors deferred compensation plan:
   Shares issued                                                    (36,312)         160           --          --             --
   Shares issuable                                                       --           --           --          --             92
Deferred compensation                                                    --           --           --          --           (385)
--------------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY CONSOLIDATED AT DECEMBER 31, 1996              239,648       (1,723)       5,074          74        149,204
Net loss                                                                 --           --           --          --        (17,742)
Conversion of preferred stock                                            --           --         (542)         (8)           348
Exercise of preferred stock put options                                  --           --           --          --             77
Purchase of treasury stock                                              269           (1)          --          --             --
Reclassification of preferred Series A not subject to put                --           --        4,306          62             62
Employee stock purchase plan:
   Shares issued                                                         --           --           --          --             --
   Shares issuable                                                       --           --           --          --            566
Board of Directors deferred compensation plan:
   Shares issued                                                    (30,403)         137           --          --             --
   Shares issuable                                                       --           --           --          --             --
Deferred compensation                                                    --           --           --          --             12
--------------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY CONSOLIDATED AT DECEMBER 31, 1997              209,514       (1,587)       8,838         128        132,527
Net loss                                                                 --           --           --          --         (6,127)
Conversion of preferred stock                                            --           --         (491)         (7)           626
Exercise of preferred stock put options                                  --           --           --          --            177
Purchase of treasury stock                                        1,774,047       (6,285)          --          --         (6,283)
Reclassification of preferred Series A not subject to put                --           --        7,713         112            112
Employee stock purchase plan:
   Shares issued                                                         --           --           --          --             --
   Shares issuable                                                       --           --           --          --            379
Board of Directors compensation plans:
   Shares issued                                                         --           --           --          --             --
   Shares issuable                                                       --           --           --          --             --
Deferred compensation                                                    --           --           --          --            132
--------------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY CONSOLIDATED AT DECEMBER 31, 1998            1,983,561      $(7,872)      16,060        $233       $121,543
================================================================================================================================




                                                                           24.25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS, OR IN MILLIONS OF DOLLARS WHERE INDICATED)

--------------------------------------------------------------------------------

NOTE 1

Basis of Presentation

The financial statements herein include the accounts of Weirton Steel Corporation and its consolidated subsidiaries. Entities of which the Company owns a majority interest are consolidated; entities of which the Company owns a less than majority interest are not consolidated and are reflected in the consolidated financial statements using the equity method of accounting. All intercompany accounts and transactions with consolidated subsidiaries have been eliminated in consolidation. Weirton Steel Corporation together with its subsidiaries are herein referred to as the "Company."

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


--------------------------------------------------------------------------------
NOTE 2

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

   In May 1994, the Company's stockholders approved an amendment to the Company's Restated Certificate of Incorporation increasing the number of authorized shares of common stock from 30.0 million shares to 50.0 million shares. The amendment provided that 15.0 million shares of such increase were to be issued only in conjunction with public offerings and that up to 5.0 million shares of such increase were to be issued only pursuant to employee benefit plans. In August 1994, the Company and the Pension Plan participated in a public sale of the Company's common stock and sold 15.0 million and 4.55 million shares, respectively.

   Substantially all of the Company's employees participate in the 1984 ESOP and the 1989 ESOP which owned approximately 24.7% of the issued and outstanding common shares and substantially all the preferred shares of the Company as of December 31, 1998. The common and preferred shares held by the 1984 ESOP and the 1989 ESOP collectively represent 46.1% of the voting power of the Company's voting stock as of December 31, 1998.

--------------------------------------------------------------------------------
NOTE 3

SIGNIFICANT ACCOUNTING POLICIES

Cash

The liability representing outstanding checks drawn against a zero-balance general disbursement bank account is included in accounts payable for financial statement presentation. Such amounts were $0.8 million and $21.8 million as of December 31, 1998 and 1997, respectively.

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


WEIRTON STEEL CORPORATION

                                                       Weirton Steel Corporation

--------------------------------------------------------------------------------

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

Employee Profit Sharing

The provision for employee profit sharing is calculated in accordance with the Profit Sharing Plan. There were no provisions for employee profit sharing in 1998, 1997 and 1996.

Research and Development

The Company incurs research and development costs to improve existing products, develop new products and develop more efficient operating techniques. The costs are charged to expense as incurred and totalled $2.9 million, $3.1 million and $3.4 million in 1998, 1997, and 1996, respectively.

Comprehensive Income

In June 1997 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 which established standards for reporting and displaying comprehensive income and its components, requires the reporting of all changes in equity of an enterprise that result from transactions and other economic events other than transactions with owners. Comprehensive income is the total of net income and all other nonowner changes in equity. Comprehensive income is the same as the net income reported by the Company for 1998, 1997 and 1996.

NOTE 4

INVENTORIES

Inventories consisted of the following:

                                           December 31,
                                    ----------------------
                                         1998         1997
----------------------------------------------------------
Raw materials                        $ 84,274     $ 97,974
Work-in-process                        82,331       69,418
Finished goods                         92,727       93,541
                                     --------     --------
                                     $259,332     $260,933
                                     ========     ========

--------------------------------------------------------------------------------
NOTE 5

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

                                         December 31,
                                  ------------------------
                                         1998         1997
----------------------------------------------------------
Land                               $    1,119   $    1,115
Buildings                               9,327        9,088
Machinery, equipment and other        963,852      988,105
Construction-in-progress               41,392       39,581
                                   ----------   ----------
                                    1,015,690    1,037,889
Less: Allowances for depreciation    (439,452)    (446,500)
                                   ----------   ----------
                                   $  576,238   $  591,389
                                   ==========   ==========

   Capitalized interest applicable to facilities under construction for the years ended December 31, 1998, 1997 and 1996, amounted to $0.4 million, $0.5 million and $1.1 million, respectively.


--------------------------------------------------------------------------------
NOTE 6

FINANCING ARRANGEMENTS

Debt Obligations

                                           December 31,
                                   -----------------------
                                         1998         1997
----------------------------------------------------------
11-1/2% Senior Notes due 3/1/98      $     --     $ 42,163
10-7/8% Senior Notes due 10/15/99      84,044       84,712
11-3/8% Senior Notes due 7/1/2004     125,000      125,000
10-3/4% Senior Notes due 6/1/2005     125,000      125,000
8-5/8% Pollution Control Bonds
   due 11/1/2014                       56,300       56,300
                                     --------     --------
                                      390,344      433,175
Less: Unamortized debt discount        (1,674)      (2,015)
                                     --------     --------
Total debt obligations                388,670      431,160
Less: Current portion of long term
   debt obligations                   (84,044)     (42,163)
                                     --------     --------
                                     $304,626     $388,997
                                     ========     ========


                                                                           26.27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS, OR IN MILLIONS OF DOLLARS WHERE INDICATED)

--------------------------------------------------------------------------------

   During 1998, the Company made principal payments of $42.2 million to redeem the 11-1/2% Senior Notes at maturity. In addition, the Company repurchased $0.7 million of its 10-7/8% Senior Notes due 1999 at prices approximating par.

   In July 1996, the Company completed a private offering of $125.0 million of its 11-3/8% Senior Notes due 2004. The net proceeds of the offering were $118.5 million, of which $105.7 million was used to repurchase $65.0 million principal amount of the 10-7/8% Senior Notes and $35.0 million principal amount of 11-1/2% Senior Notes. The privately placed notes were subsequently exchanged for publicly registered notes. The Company recognized a $5.4 million after tax extraordinary loss on the early extinguishment of debt, which included the premiums paid to retire the notes and the recognition of previously deferred financing costs.

   The indentures governing the senior notes are substantially similar and contain covenants that limit, among other things, the incurrence of additional indebtedness, the declaration and payment of dividends and distributions on the Company's capital stock, as well as mergers, consolidations, liens and sales of certain assets. Under covenants affecting the Company's ability to pay dividends on its common stock, the Company is limited as to the payment of aggregate dividends after March 31, 1993, to the greater of (i) $5.0 million or (ii) $5.0 million plus one-half of the Company's cumulative consolidated net income since March 31, 1993, plus the net proceeds from future issuances of certain capital stock less certain allowable payments. As of December 31, 1998, pursuant to this covenant, the Company's ability to pay dividends on its common stock was limited to $92.0 million. Upon the occurrence of a change in control, as defined under the indentures, holders of the Senior Notes will have the option to cause the Company to repurchase their Senior Notes at 101% of the principal amount, plus accrued interest to the date of repurchase.

   The Company has scheduled principal payments of $84.0 million on its 10-7/8% Senior Notes in 1999. No other principal payments become due until 2004.

Receivables Participation Agreement

The Company has in place, through a subsidiary, a receivables participation agreement with a group of four banks. The facility provides for a total commitment by the banks of up to $85.0 million, including a letter of credit subfacility of up to $25.0 million. The Company sells substantially all of its accounts receivable as they are generated, to its wholly-owned subsidiary, Weirton Receivables Inc. ("WRI"). WRI finances its ongoing receivable purchases from a combination of cash collections on receivables already in the pool, short term intercompany obligations and issuances of redeemable preferred stock to Weirton Steel Corporation. As of December 31, 1998, while no funded participation interests had been sold under the facility, $12.8 million in letters of credit under the subfacility were in place. The amount of participation interests committed to be purchased by the banks fluctuates depending upon the amounts and nature of receivables generated by the Company which are sold into the program, and certain financial tests applicable to them. With respect to the receivables comprising the pool and the financial tests applicable to such, and after reduction for amounts in place under the letter of credit subfacility, the base amount available for cash sale was approximately $34.4 million as of December 31, 1998.

   Funded purchases of participation interests by the banks under the facility are generally available on a revolving basis for three years, subject to extension as agreed to by the banks. In 1998, the Participation Agreement was extended through April 2003. Weirton Steel Corporation continues to act as servicer of the assets sold into the program and continues to make billings and collections in the ordinary course of business according to its established credit practices. Except for warranties given by Weirton Steel Corporation concerning the eligibility of receivables sold to WRI under the program, the transactions under the facility are generally nonrecourse. WRI's commitments to the banks, which do not include warranties as to collectibility of the receivables, include those typical of sellers of similar property and are secured by its interest in the receivables and related security. WRI is subject to certain restrictions regarding its indebtedness, liens, asset sales not contemplated by the facility, guarantees, investments, other transactions with its affiliates, including Weirton Steel Corporation, and the maintenance of a minimum net worth of not less than the greater of $5.0 million or 10% of the outstanding receivables. As of December 31, 1998, WRI had a net worth of $90.9 million and outstanding receivables of $119.4 million. The banks and other creditors of WRI have a priority claim on all assets of WRI prior to those assets becoming available to any of Weirton Steel Corporation's creditors.

Leases

The Company uses certain lease arrangements to supplement its financing activities.

   Rental expense under operating leases was $8.0 million, $6.4 million and $5.6 million for the years ended December 31,



WEIRTON STEEL CORPORATION

                                                       Weirton Steel Corporation
--------------------------------------------------------------------------------

1998, 1997, and 1996, respectively. The minimum future lease payments under noncancelable operating leases are $8.4 million, $7.7 million, $7.2 million, $6.0 million and $4.4 million for the years ending 1999 through 2003, respectively, and $4.6 million thereafter.


--------------------------------------------------------------------------------
NOTE 7

EMPLOYEE RETIREMENT BENEFITS

In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits." SFAS No. 132 establishes amended standards for pension and other postretirement benefits disclosures.
The standard disclosures established in SFAS No. 132 are included herein.

Pensions

The Company has a noncontributory defined benefit pension plan which covers substantially all employees (the "Pension Plan"). The Pension Plan provides benefits that are based generally upon years of service and compensation during the final years of employment.

   The Company's funding policy is influenced by its general cash requirements but, at a minimum, complies with the funding requirements of federal laws and regulations. During the years ended December 31, 1998, 1997 and 1996, the Company contributed $43.0 million, $41.1 million and $40.5 million, respectively, to the Pension Plan. The Pension Plan's assets are held in trust, the investments of which consist primarily of common stocks, fixed income securities and short term investments.

   Following are the components of the Company's net pension cost recognized in 1998, 1997 and 1996:

                                      Year Ended December 31,
                                ----------------------------------
                                    1998         1997         1996
------------------------------------------------------------------
Service cost                    $ 15,704     $ 18,629     $ 20,221
Interest cost on projected
   benefit obligation             48,902       53,935       49,773
Expected return on
   plan assets                   (54,471)     (47,591)     (38,773)
Amortization of
   transition amount               7,390        7,390        7,390
Amortization of prior
   service cost                    9,089        9,085        9,074
Recognized gain                   (1,367)          --           --
                                --------     --------     --------
                                $ 25,247     $ 41,448     $ 47,685
                                ========     ========     ========

   The following table reconciles the funded status of the Pension Plan to the accrued pension obligation recognized as of December 31:

                                                  1998         1997
-------------------------------------------------------------------
Accumulated benefit obligation                $684,938     $643,421
Effect of projected compensation
   increases                                    87,229      111,024
                                              --------     --------
Actuarial present value of projected
   benefit obligation                          772,167      754,445
Plan assets at fair value                      687,537      588,303
                                              --------     --------
Projected benefit obligation in excess
   of plan assets                               84,630      166,142
Items not yet recognized:
   Prior service cost                          (79,866)     (88,955)
   Actuarial gains                             108,106       58,707
   Remaining net obligation at transition      (30,962)     (38,352)
                                              --------     --------
Accrued pension obligation                    $ 81,908     $ 97,542
                                              ========     ========

   The following table displays the changes in benefit obligation and plan assets for the years ended December 31:

                                         1998         1997
----------------------------------------------------------
Changes in Benefit Obligation:
Projected benefit obligation
   at beginning of year              $754,445     $707,397
Service cost                           15,704       18,629
Interest cost                          48,902       53,935
Amendments                                 --          190
Actuarial (gain) or loss               (4,593)       6,400
Special termination benefits            2,079       10,424
Benefits paid                         (44,370)     (42,530)
                                     --------     --------
Projected benefit obligation
   at end of year                    $772,167     $754,445
                                     ========     ========

Change in Plan Assets:
Fair value of plan assets
   at beginning of year              $588,303     $499,211
Actual return on plan assets          100,644       90,542
Employer contributions                 42,960       41,080
Benefits paid                         (44,370)     (42,530)
                                     --------     --------
Fair value of plan assets
   at end of year                    $687,537     $588,303
                                     ========     ========


                                                                           28.29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS, OR IN MILLIONS OF DOLLARS WHERE INDICATED)

--------------------------------------------------------------------------------

   The Company's projected, accumulated and vested pension obligations and expense have been actuarially measured through the use of certain significant assumptions. The table below depicts the assumptions used to measure the Company's pension obligations and its net periodic expense.

                            1998         1997        1996
---------------------------------------------------------
Weighted average interest
   rate used to discount
   the projected,
   accumulated and vested
   benefit obligations to
   present value            6.75%        7.00%       7.75%
Expected rate of return
   on plan assets           9.25%        9.25%       9.25%
Assumed increase in
   compensation levels    2% for       2% for        4.00%
                         3 years      4 years
                           and 3%       and 3%
                       thereafter   thereafter

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

   The amount of net periodic expense for postretirement health care and life insurance benefits recognized in 1998, 1997 and 1996 is comprised of the following:

                            1998         1997         1996
----------------------------------------------------------
Service cost-benefits
   earned during period  $ 5,462      $ 6,852      $ 5,766
Interest cost on
   accumulated
   postretirement
   benefit obligation     24,136       25,917       23,767
Amortization of
   prior service cost     (4,325)      (4,325)      (4,688)
                         -------      -------      -------
                         $25,273      $28,444      $24,845
                         =======      =======      =======

   The actuarially determined net periodic expense in 1998, 1997 and 1996 for retiree medical and life insurance benefits exceeded the $22.3 million, $18.1 million and $16.0 million cash outlay for providing such benefits by approximately $3.0 million, $10.3 million and $8.8 million, respectively.

   The following table sets forth the components of the accumulated postretirement benefit obligation and the reconciliation of amounts recognized as of December 31:

                                         1998         1997
----------------------------------------------------------
Total accumulated postretirement
   benefit obligation                $336,857     $338,050
Items not yet recognized:
   Actuarial losses                   (30,023)      (5,321)
   Prior service cost                  52,609       23,745
                                     --------     --------
Accrued postretirement
   benefit obligation                $359,443     $356,474
                                     ========     ========

   The accrued postretirement benefit obligation as of December 31, is classified for financial statement presentation as follows:

                                         1998         1997
----------------------------------------------------------
Accrued postretirement benefits,
   a component of accrued
   employment costs                  $ 22,000     $ 18,000
Postretirement benefits
   other than pensions                337,443      338,474
                                     --------     --------
                                     $359,443     $356,474
                                     ========     ========

   The following table displays the change in accumulated benefit obligation and plan assets for the years ended December 31:

                                         1998         1997
----------------------------------------------------------
Change in Benefit Obligation:
Accumulated benefit obligation
   beginning of year                 $338,050     $334,611
Service cost                            5,462        6,852
Interest cost                          24,136       25,917
Amendments                            (33,189)          --
Actuarial (gain) or loss               24,702      (11,206)
Benefits paid                         (22,304)     (18,124)
                                     --------     --------
Accumulated benefit obligation
   end of year                       $336,857     $338,050
                                     ========     ========

Change in Plan Assets:
Fair value of plan assets
   at beginning of year              $     --      $    --
Employer contributions                 22,304       18,124
Benefits paid                         (22,304)     (18,124)
                                     --------     --------
Fair value of plan assets
   at end of year                    $     --      $    --
                                     ========     ========


WEIRTON STEEL CORPORATION

                                                       Weirton Steel Corporation

--------------------------------------------------------------------------------

   Consistent with the Company's approach to measuring its accumulated benefit obligation for pensions, the interest rate used to measure the obligation as of December 31, 1998, was decreased to 6.75%. The interest rate used to discount the accumulated postretirement obligation to present value as of December 31, 1997, was 7.00%.

   The medical cost and administrative expense rates used to project anticipated cash flows and measure the Company's postretirement benefit obligation as of December 31, 1998, 1997 and 1996, are as follows:

                                                          For retirees who                        For retirees who
                                                            have not yet                            are age 65
                                                           reached age 65                            and older
                                                     --------------------------------------------------------------------
                                                      1998        1997       1996           1998        1997        1996
-------------------------------------------------------------------------------------------------------------------------
Base medical cost trend:
   Rate in first year                                 7.25%       8.00%      8.75%          6.50%       7.25%       7.75%
   Ultimate rate                                      4.00%       4.25%      4.75%          4.00%       4.25%       4.75%
   Year in which ultimate rate is reached             2003        2003       2003           2003        2003        2003
Major medical cost trend:
   Rate in first year                                 8.50%       9.50%     10.50%           N/A         N/A         N/A
   Ultimate rate                                      4.00%       4.25%      4.75%           N/A         N/A         N/A
   Year in which ultimate rate is reached             2003        2003       2003            N/A         N/A         N/A
Administrative expense trend                          4.00%       4.25%      4.75%          4.00%       4.25%       4.75%

   A one percentage point increase in the assumed health care trend rates for each future year would have increased the aggregate service and interest cost components of the net periodic expense by $1.7 million, $2.6 million and $2.0 million in 1998, 1997 and 1996, respectively, and would have increased the accumulated postretirement benefit obligation by $16.8 million and $25.1 million as of December 31, 1998 and 1997, respectively.

   A one percentage point decrease in the assumed health care trend rates in 1998 would have reduced the aggregate service and interest cost components of the net periodic expense by $2.0 million, and would have decreased the accumulated postretirement benefit obligation by $18.1 million.

   For purposes of measuring life insurance benefits as of December 31, 1998 and 1997, increases in compensation levels in 1998 and 1997 were assumed to be 2% through 2000 and 3% thereafter.

   During 1998, the Company amended its retiree healthcare plans to provide eligible retirees an option to elect coverage under a Medicare Plus Choice Program (the "Program"). For participants in the Program, medicare, major medical coverage and the Company's medical benefits coverage are replaced by a single insurance plan. Rather than funding coverage under the current supplemental plan, the Company will pay a portion of the Program premiums totaling $60 per participant per month. The amendment resulted in a $33.2 million decrease in the Company's accumulated postretirement benefit obligation.

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

--------------------------------------------------------------------------------
NOTE 8

POSTEMPLOYMENT BENEFITS

The components comprising the Company's obligations for postemployment benefits are (i) workers' compensation; (ii) severance programs which include medical coverage continuation; and (iii) sickness and accident protection, which includes medical and life insurance benefits.

   Actuarial assumptions and demographic data, as applicable, that were used to measure the postemployment benefit obligation as of December 31, 1998 and 1997, were consistent with those used to measure pension and other postretirement benefit obligations for each respective year. As of December 31, 1998 and 1997, the Company had accrued $27.6 million and $25.4 million, respectively for postemployment benefit obligations.



                                                                           30.31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS, OR IN MILLIONS OF DOLLARS WHERE INDICATED)

--------------------------------------------------------------------------------

NOTE 9

RESTRUCTURING CHARGES

In 1998, the Company recognized a $2.9 million restructuring charge stemming from a special voluntary retirement window offered to certain supervisory and managerial employees. The charge related to early retirement benefits.

   In 1997, the Company recognized a $17.0 million restructuring charge stemming from a retirement window offered to its represented employees as a result of a collective bargaining agreement. Approximately $10.4 million of the restructuring charge related to pension benefits with the remainder resulting from other separation benefits for employees retiring during the window.

   In 1996, the Company reduced its supervisory and managerial workforce by approximately 20%. The restructuring charge of $17.0 million included approximately $10.1 million of severance benefits (including compensation, healthcare and outplacement services), approximately $3.8 million related to special retirement supplements for eligible employees and $3.1 million related to other termination related benefits.


--------------------------------------------------------------------------------
NOTE 10

INCOME TAXES

Deferred income tax assets and liabilities are recognized reflecting the future tax consequences of net operating loss and tax credit carryforwards and differences between the tax basis and the financial reporting basis of assets and liabilities. The components of the Company's deferred income tax assets and liabilities were as follows:

                                             December 31,
                                      ------------------------
                                           1998           1997
--------------------------------------------------------------
Deferred tax assets:
   Net operating loss and
      tax credit carryforwards         $ 103,625     $ 113,348
   Deductible temporary differences:
      Allowance for doubtful accounts      2,407         3,354
      Inventories                         17,262        14,399
      Pensions                            31,909        17,592
      Workers' compensation               10,050         8,912
      Postretirement benefits other
         than pensions                   140,923       139,024
      Other deductible temporary
         differences                      20,169        20,586
   Valuation allowance                   (46,868)      (45,547)
                                       ---------     ---------
                                         279,477       271,668
Deferred tax liabilities:
   Accumulated depreciation             (124,812)     (126,083)
                                       ---------     ---------
Net deferred tax asset                 $ 154,665     $ 145,585
                                       =========     =========

   As of December 31, 1998, the Company had available, for federal and state income tax purposes, regular net operating loss carryforwards of approximately $199.1 million expiring in 2007 through 2011; an alternative minimum tax credit of approximately $14.9 million; and general business tax credits of approximately $11.1 million expiring in 1999 to 2005.

   In 1998, 1997 and 1996, as a result of its deferred tax attributes, the Company did not generate any liability for regular federal income tax purposes. The Company recognized alternative minimum tax of $3.3 million and $2.2 million in 1998 and 1997, respectively. The Company recognized no alternative minimum tax in 1996.

   The Company's deferred tax assets increased during 1998 due primarily to an increase in expenses in excess of deductible amounts for pension.

   At December 31, 1998, the deferred tax asset related to postretirement benefits other than pensions was $140.9 million. Based upon the length of the period during which this deferred tax asset can be utilized and the Company's expectations that under its current business strategy it will be able to generate taxable income over the long term, the Company believes that it is more likely than not that future taxable income will be sufficient to fully offset these future deductions.

   The length of time associated with the carryforward period available to utilize net operating losses and certain tax credits not associated with postretirement benefits other than pensions liabilities is more definite. A significant portion of these net operating losses are attributable to the realization of differences between the tax basis and financial reporting basis of the Company's fixed assets. In the aggregate, such differences, including depreciation, are expected to reverse within the allowable carryforward periods. In addition, certain tax planning strategies that include, but are not limited to, changes in methods of depreciation for tax purposes, adjustments to employee benefit plan funding strategies and potential sale leaseback arrangements, could be employed to avoid expiration of the attributes. Not withstanding the Company's belief that it be able to utilize its deferred tax assets, the Company has recorded a valuation allowance of $46.9 million against its deferred tax assets.


WEIRTON STEEL CORPORATION

   The elements of the Company's deferred income taxes associated with its results for the years ended December 31, 1998, 1997 and 1996, respectively, are as follows:

                            1998         1997         1996
----------------------------------------------------------
Current income tax
  provision (benefit):
      Federal            $ 3,265      $(2,556)    $ (3,699)
Deferred income tax
  benefit                 (5,977)      (6,040)     (16,067)
Valuation allowance        1,321        4,298        8,990
                         -------      -------     --------
   Income tax
     benefit              (1,391)      (4,298)     (10,776)
Deferred income tax
  benefit allocated to
  extraordinary item          --           --       (1,316)
                         -------      -------     --------
      Total income tax
        benefit          $(1,391)     $(4,298)    $(12,092)
                         =======      =======     ========

   The total income tax provision (benefit) recognized by the Company for the years ended December 31, 1998, 1997 and 1996, reconciled to that computed under the federal statutory corporate rate as follows:

                            1998         1997         1996
----------------------------------------------------------
Tax benefit at federal
   statutory rate        $(2,631)     $(7,714)    $(19,342)
State income taxes,
   net of federal           (301)        (882)      (2,211)
Other                        220           --        1,787
Change in valuation
   allowance               1,321        4,298        8,990
                         -------      -------     --------
Income tax benefit       $(1,391)     $(4,298)    $(10,776)
                         =======      =======     ========

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



                                                                           32.33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS, OR IN MILLIONS OF DOLLARS WHERE INDICATED)

NOTE 12

STOCK PLANS

The Company has two stock option plans (the "1987 Stock Option Plan" and the "1998 Stock Option Plan"), an employee stock purchase plan (the "1994 Employee Stock Purchase Plan") and a deferred compensation plan for non-employee members of the board of directors (the "Directors Deferred Compensation Plan").

   The Company may grant options for up to 750,000 shares under the 1987 Stock Option Plan. Under the plan the option exercise price equals the stock's market price on the date of grant. Generally, the options granted under the 1987 Stock Option Plan vest in one-third increments beginning after the date of grant, with the remaining two-thirds becoming exercisable after the second and third years.

   Activity under the 1987 Stock Option Plan is summarized below:

                                                        1998                      1997                       1996
-------------------------------------------------------------------------------------------------------------------------
                                                             Average                    Average                   Average
                                                            Exercise                   Exercise                  Exercise
                                                 Shares        Price        Shares        Price          Shares     Price
-------------------------------------------------------------------------------------------------------------------------
Options outstanding at beginning of period       581,666       $7.71       750,000        $7.84         748,000     $8.38
Granted                                          173,000        3.13            --           --          65,000      2.50
Repurchased/Forfeited                           (169,666)       8.53      (168,334)        8.30         (63,000)     8.69
Exercised                                             --          --            --           --              --        --
-------------------------------------------------------------------------------------------------------------------------
Outstanding at end of period                     585,000        6.12       581,666           7.71       750,000      7.84
Exercisable at end of period                     473,057       $6.83       431,303          $7.80       430,000     $8.10

Weighted average fair value of option granted           $1.90                       $--                        $4.01

   On January 17, 1999, 30,000 of the 1987 Stock Option Plan options with an exercise price of $8.33 that were outstanding and exercisable at December 31, 1998 expired. The remaining 1987 Stock Option Plan options have exercises between $2.50 and $8.88, with a weighted average exercise price of $6.00 and a weighted average remaining contractual life of 7.14 years. Of these options, 443,057 are exercisable; their weighted average exercise price is $6.72.

   The fair value of each 1987 Stock Option Plan option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants in 1998 and 1996.
There were no option grants in 1997.

                                           1998         1996
-------------------------------------------------------------
Average risk free interest rate            5.53%        6.56%
Expected dividend yield                       0%           0%
Expected life of options                   7 years      7 years
Expected volatility rate                   0.53         0.50

   Under the 1998 Stock Option Plan, the Company may grant options for up to 3,250,000 shares. The option price and vesting requirements are determined by a Stock Option Committee appointed by the board of directors. In 1998, the Stock Option Committee granted 2,875,000 options with an exercisable price of $3.88 under the 1998 Stock Option Plan. The exercise price equaled the market price of the Company's common stock on the date of grant. The options granted had a fair market value of $0.70, as determined using the Black-Scholes option pricing model. In determining the fair value of options, granted under the 1998 Stock Option Plan, an average risk free interest rate of 6.3%, a dividend yield of 0%, an expected life of five years and an expected volatility rate of 0.391 were used. All options granted and outstanding will vest on June 23, 2002. The options expire the following day. The options are subject to accelerated vesting based on the attainment of certain market prices for the Company's common stock. The options that vest pursuant to the accelerated provision will expire on June 23, 2002. As of December 31, 1998, the 2,875,000 options that had been granted were still outstanding. None of the options vested.


WEIRTON STEEL CORPORATION

                                                       Weirton Steel Corporation

--------------------------------------------------------------------------------

   In October 1994, the Company registered an additional 5.0 million shares of its common stock to be offered over a five-year period beginning January 1, 1995, to eligible employees under its 1994 Employee Stock Purchase Plan. The 1994 Employee Stock Purchase Plan provides for participants to purchase the Company's common stock at 85% of the lesser of the stock's closing price at the beginning or the end of each year. As of December 31, 1998, 285,430 shares valued at approximately $0.4 million were issuable in accordance with the 1994 Employee Stock Purchase Plan.

   During 1991, the Company adopted a deferred compensation plan (the "Directors Deferred Compensation Plan") to permit nonemployee members of the Board of Directors to receive shares of common stock in lieu of cash payments for total compensation or a portion thereof for services provided in their capacity as members of the Board of Directors. The Company reserved 300,000 shares for issuance under the Directors' Deferred Compensation Plan. Shares to directors are issued to a rabbi trust until such time as the shares are distributed to the directors. The cost of the shares held in the rabbi trust are accounted for as a reduction of equity. The liability to compensate the directors is retained and accounted for until such time as the shares are issued from the rabbi trust. The Director's Deferred Compensation Plan provides for the stock portion of the directors compensation to be valued at 90% of the lesser of the stock's average trading price at the beginning and the end of each year. As of December 31, 1998, 78,368 shares valued at $0.1 million were issuable to the directors who selected deferred compensation and 110,622 shares with a cost of $0.5 million were held by the trust.

   During 1998, the Company's independent directors received a portion of their fees payable entirely in the Company's common stock. As of December 31, 1998, 19,764 shares were issuable to independent directors. The directors may elect to defer all or a portion of the shares to the rabbi trust.


NOTE 13

STOCK BASED COMPENSATION

The Company accounts for it stock plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," under which compensation costs, if applicable, have been determined. Had compensation costs for these plans been determined consistent with Statement on Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," (SFAS No. 123), net income (loss) and earnings per share would have been reduced to the following:

                            1998         1997         1996
----------------------------------------------------------
Net loss:
   As reported           $(6,127)    $(17,742)    $(49,918)
   pro forma              (6,598)     (18,041)     (50,221)

Basic and diluted loss per share:
   As reported           $ (0.15)    $  (0.42)    $  (1.18)
   pro forma               (0.16)       (0.42)       (1.19)

   Because the SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation costs may not be representative of that expected in future years.


--------------------------------------------------------------------------------
NOTE 14

ESOP FINANCING

The purchase by the 1989 ESOP of the Series A Preferred was financed through the issuance of a $26.1 million promissory note to the Company payable ratably over a 10 year period. The Company's contribution to the 1989 ESOP for the principal and interest components of debt service was immediately returned. As such, the respective interest income and expense on the ESOP notes were entirely offset within the Company's net financing costs. As of December 31, 1998, 1,562,763 shares of Series A Preferred were allocated to participants of the 1989 ESOP.


--------------------------------------------------------------------------------
NOTE 15

PURCHASES OF TREASURY STOCK

During April 1998, the Company announced that it had been authorized by the board of directors to repurchase up to 10%, or approximately 4.2 million shares of its outstanding common stock. During 1998, the Company paid $6.3 million to repurchase approximately 1.8 million shares of its outstanding common stock at prices ranging from $1.75 to $4.50 per share.



                                                                           34.35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS, OR IN MILLIONS OF DOLLARS WHERE INDICATED)

--------------------------------------------------------------------------------

NOTE 16

EARNINGS PER SHARE

In February 1997, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128). SFAS No. 128 differs from prior accounting guidance in that earnings per share is classified as basic earnings per share and diluted earnings per share, compared to primary earnings per share and fully diluted earnings per share under current standards. Basic earnings per share differs from primary earnings per share in that it includes only the weighted average common shares outstanding and does not include any dilutive common stock equivalents in the calculation. Diluted earnings per share under the new standard differs in certain calculations compared to fully diluted earnings per share under the existing standards. For the years ended December 31, 1998, 1997 and 1996, basic and diluted earnings per share were the same; however, securities totaling 1,725,548 shares, 1,760,090 shares and 1,753,198 shares, respectively, were excluded from the diluted earnings per share calculation due to their anti-dilutive effect.


--------------------------------------------------------------------------------
NOTE 17

ENVIRONMENTAL COMPLIANCE, LEGAL PROCEEDINGS AND COMMITMENTS AND CONTINGENCIES

Environmental Compliance

The Company, as well as its domestic competitors, is subject to stringent federal, state and local environmental laws and regulations concerning, among other things, waste water discharges, air emission and waste disposal. The Company spent approximately $5.6 million for pollution control capital projects in 1998.

   In March 1996, the West Virginia Department of Environmental Protection ("DEP") and the United States Environmental Protection Agency ("EPA") advised the Company that they had identified a number of enforcement issues pertaining to waste water discharge, air emissions and waste handling operations of the Company. In September 1996, the Company and DEP and EPA reached a settlement regarding these water, air and waste-related issues. Under the settlement, the Company was required to pay a total penalty of $3.2 million in 1997.

   Under the settlement the Company is required to conduct certain remedial activity at one of its waste disposal sites. Additionally, the Company is required to undertake certain capital projects to assure compliance with air, water and waste-related regulations. Such capital costs will include upgrades and modifications to air emissions control equipment, wastewater treatment systems and waste handling facilities. Under the settlement, the Company has committed to environmental related capital projects totaling approximately $19.8 million. Through December 31, 1998, the Company had expended $14.5 million related to these capital commitments.

   In connection with the negotiations, EPA issued a corrective action order, effective October 18, 1996, requiring the Company to conduct investigative activities to determine the nature and extent of hazardous materials which may be located on the Company's property and to evaluate and propose corrective measures needed to abate any unacceptable risks.

   The Company has accrued approximately $7.0 million related to environmental related liabilities, including costs associated with the corrective action order. Because the Company does not currently know the nature or the extent of hazardous waste located on the property, it is not presently possible to estimate the ultimate cost to comply with the corrective action order or conduct remedial activity that may be required.

   The Company believes that NSC is obligated to reimburse the Company for a portion of the costs that may be incurred by the Company to comply with the corrective action order and to undertake any required remedial action. Pursuant to the agreement whereby the Company purchased the former Weirton Steel Division of NSC in 1984, NSC retained liability for cleanup costs related to solid or hazardous waste facilities, areas or equipment as long as such were not used by the Company in its operations subsequent to the acquisition. The Company has not recorded any receivables from NSC related to potential reimbursable costs.


WEIRTON STEEL CORPORATION

                                                       Weirton Steel Corporation

--------------------------------------------------------------------------------

Legal Proceedings

The Company, in the ordinary course of business, is the subject of, or party to, various pending or threatened legal actions. The Company believes that any ultimate liability resulting from these actions will not have a material adverse effect on its financial position or results of operations.

Commitments and Contingencies

In October 1991, the Company entered into a supply agreement with a subsidiary of Cleveland-Cliffs Inc. to provide the majority of its iron ore pellet requirements beginning in 1992 and extending through 2005.

   In 1995, the Company entered into a 15-year agreement to purchase 100% of its oxygen and nitrogen requirements from an independent party. The contract specifies that the Company will pay a base monthly charge that is adjusted annually based upon a percentage of the change in the producers price index for industrial commodities.

   In 1996, the Company entered into an agreement commencing on January 1, 1997, through December 31, 2000, with USX Corporation to purchase blast furnace coke. The agreement provides for the purchase of the greater of 850,000 tons of blast furnace coke annually, or 80% of the actual annual requirement of the Company. Such quantities are subject to adjustment based upon changes in the Company's operating configuration. The price is to be the prevailing market price (subject to a ceiling and floor) for blast furnace coke.

   The Company has guaranteed debt incurred by GalvPro LP as described in Note 20 "Subsidiaries and Joint Ventures".


--------------------------------------------------------------------------------
NOTE 18

OPERATING SEGMENT INFORMATION

In June of 1997, the FASB issued SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way public companies report information about operating segments and it establishes standards for related disclosures about products, services, geographic areas and major customers.

   The Company operates a single segment, the making and finishing of carbon steel products including sheet and tin mill products. One customer accounted for 12%, 11% and 10% of net sales in 1998, 1997 and 1996, respectively.

   Approximately 83% of the Company's workforce is covered under collective bargaining agreements with the Independent Steelworkers Union (the "ISU") and Independent Guard Union (the "IGU"). In 1997, the Company reached agreements with the ISU and IGU which extend into 2001.


--------------------------------------------------------------------------------
NOTE 19

DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS AND SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Equivalents

The carrying amount approximates fair value because of the short maturity of those investments.

Redeemable Preferred Stock

The fair value of the Series A Preferred stock was determined based upon an independent appraisal performed as of December 31, 1998 and 1997.

Long Term Debt Obligations

The fair values of the Company's long term debt obligations are estimated based upon quoted market prices.

   The estimated fair values of the Company's financial instruments are as follows as of December 31, 1998 and 1997, respectively:

                            1998                 1997
                    -----------------------------------------
                     Carrying       Fair   Carrying      Fair
                       Amount      Value     Amount     Value
-------------------------------------------------------------
Cash and equivalents $ 68,389   $ 68,389   $124,690  $124,690
Series A Redeemable
   Preferred stock     23,543      2,651     24,494     4,726
Long term debt
   obligations        304,626    277,925    388,997   404,068

Significant Group Concentrations of Credit Risk

As of December 31, 1998 and 1997, the Company had trade receivables outstanding of $12.8 and $20.6 million, respectively, from customers who had been acquired in leveraged transactions.

   One customer accounted for 21% of trade receivables as of December 31, 1998.



                                                                           36.37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS, OR IN MILLIONS OF DOLLARS WHERE INDICATED)

--------------------------------------------------------------------------------

NOTE 20

SUBSIDIARIES AND JOINT VENTURES

In the fourth quarter of 1998, the Company, with LTV Corporation and Steel Dynamics Inc. entered into a partnership venture called MetalSite L.P. ("MetalSite"). MetalSite will offer a secure Web-based marketplace for the online purchase of metal products from various U.S. suppliers and will provide the latest industry news and information. The Company has a majority interest in MetalSite and consolidates its results.

   The Company currently has investments in three joint ventures which the Company accounts for using the equity method of accounting;

   o WeBco International LLC ("WeBco") was formed in 1997 with the Balli Group, plc. The primary function of WeBco is to market and sell the Company's products globally.

   o GALVPRO LP ("GALVPRO" formerly "Galvstar LP") was formed in 1997 with affiliates of Koninklijke Hoogovens ("Hoogovens") for the purpose of constructing and operating a 300,000 ton hot-dipped galvanizing line. Construction of GALVPRO's Indiana facility commenced in the second quarter of 1998, and final production is expected to commence during the fourth quarter of 1999. During 1998, the Company invested $6.9 million in GALVPRO.

   o W&A Manufacturing LLC was formed in 1998 with ATAS International for the purpose of manufacturing steel roofing products. During 1998, the Company invested $0.9 million in W&A Manufacturing LLC.

   Construction of GALVPRO's facility is being financed primarily through a secured ten year term loan of up to $49.0 million. In connection with the initial funding of the loan in February 1999, the Company, jointly and severally with affiliates of Hoogovens, agreed to prepay up to a total of $6.0 million of the loan if GALVPRO's facility fails to attain certain defined efficiency standards within an allowed period of time after operations commence. The Company and Hoogovens affiliates have each secured their respective obligations to the other by pledging their interest in GALVPRO. The amount of the prepayment is graduated based on operating performance, but it will not exceed $6.0 million. The Company's management believes that the likelihood that GALVPRO will fail to meet the minimum operating performance level is remote. Not withstanding management's belief, GALVPRO, together with the project lender is loss payee under a policy of efficacy insurance carried by the project's general contractor providing up to $4.0 million coverage in the event GALVPRO fails to commence operations on schedule and up to an additional $4.0 million if GALVPRO fails to operate at a defined level within a certain period of time after operations commence.

   The Company's purchases from unconsolidated subsidiaries totaled $27.7 million in 1998. The Company's sales of steel to unconsolidated subsidiaries totaled $6.0 million in 1998. These transactions arose in the ordinary course of business and were transacted at arms-length. The Company had no purchases from or sales to unconsolidated subsidiaries in 1997 or 1996. Pursuant to certain service agreements, the Company provided services to unconsolidated subsidiaries. The Company billed the unconsolidated subsidiary for the service at amounts approximating the cost to provide the service. Such amounts totaled $0.4 million in 1998 and $0.1 million in 1997. At December 31, 1998, the Company had outstanding receivables from unconsolidated subsidiaries of $1.7 million.


WEIRTON STEEL CORPORATION

                                                       Weirton Steel Corporation


MANAGEMENTS' RESPONSIBILITY STATEMENT

--------------------------------------------------------------------------------

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


/s/ RICHARD K. RIEDERER
-------------------------------
Richard K. Riederer
President,
Chief Executive Officer


/s/ MARK E. KAPLAN
-------------------------------
Mark E. Kaplan
Controller and
Principal Accounting Officer


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

--------------------------------------------------------------------------------

To the Board of Directors of Weirton Steel Corporation:

We have audited the accompanying consolidated balance sheets of Weirton Steel Corporation (a Delaware corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Weirton Steel Corporation and subsidiaries as of December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.



ARTHUR ANDERSEN LLP
----------------------------
Arthur Andersen LLP

Pittsburgh, Pennsylvania
February 23, 1999


                                                                           38.39

SELECTED FINANCIAL AND STATISTICAL DATA




                                                                                  December 31
                                                       -----------------------------------------------------------------
(Dollars in millions, except per share data)             1998           1997          1996           1995           1994
------------------------------------------------------------------------------------------------------------------------
Net sales                                             $ 1,255        $ 1,397       $ 1,383        $ 1,352        $ 1,261
Operating costs                                         1,220          1,372         1,397          1,252          1,212
Depreciation                                               61             61            58             55             46
Income taxes (benefit)                                   (1.4)          (4.3)        (10.8)          13.3            7.5
Profit sharing                                             --             --            --             24           17.6
Contribution to ESOP                                        3              3             3              3              3
Net income (loss)                                        (6.1)         (17.7)        (49.9)          48.4           35.2
Net income (loss) per diluted share                     (0.15)         (0.42)        (1.18)          1.10           0.95
Total assets                                            1,196          1,283         1,301          1,314          1,231
Additions to property, plant and equipment                 50             45            83             52            112
Long term debt obligations                                305            389           431            408            395
Redeemable preferred stock, net                            22             21            18             16             14
Working capital                                       $   193        $   294       $   291        $   340        $   256
Number of common shares
   outstanding at year end, (in thousands)             41,195         42,637        42,353         42,014         41,654
Number of preferred shares
   outstanding at year end, (in thousands)              1,657          1,727         1,748          1,729          1,767
Stockholders' equity                                  $   122        $   133       $   149        $   199        $   149
Stockholders' equity per common share                 $  2.95        $  3.12       $  3.52        $  4.73        $  3.57



SELECTED QUARTERLY FINANCIAL DATA



                                                           Quarterly periods in 1998          Quarterly periods in 1997
                                                      --------------------------------------------------------------------
(Dollars in millions,except per share data)              4th      3rd      2nd     1st      4th      3rd      2nd      1st
--------------------------------------------------------------------------------------------------------------------------
Net sales                                             $  262   $  315   $ 336    $ 341    $ 325    $ 359   $  364   $  350
Gross profit                                              18       33      45       42       38       42       37       23
Operating profit (loss)                                   (6)      10      16       14       15       17       (4)      (4)
Net income (loss)                                        (13)      (1)      5        2        3        4      (13)     (12)
Basic earnings (loss) per share                       $(0.32)  $(0.01)  $0.12    $0.05    $0.07    $0.10   $(0.30)  $(0.29)
Diluted earnings (loss) per share                     $(0.32)  $(0.01)  $0.12    $0.05    $0.07    $0.10   $(0.30)  $(0.29)


WEIRTON STEEL CORPORATION

WEIRTON STEEL CORPORATION


--------------------------------------------------------------------------------




BOARD OF DIRECTORS
Richard R. Burt, Chairman(A, B, D)
Chairman
IEPAdvisors, Inc.
Washington, DC

Michael Bozic(B, C, E)
Vice Chairman
Kmart Corporation
Troy, Michigan

Earl E. Davis, Jr.(B, D)
Executive Vice President
Commercial
Weirton Steel Corporation
Weirton, West Virginia

Craig T. Costello(B)
Executive Vice President - Manufacturing and Chief Operating Officer
Weirton Steel Corporation
Weirton, West Virginia

Robert J. D'Anniballe, Jr.(A, D)
Partner
Alpert, D'Anniballe & Visnic
Weirton, West Virginia

Mark G. Glyptis(B, D, E)
President
Independent Steelworkers Union
Weirton, West Virginia

Phillip A. Karber(B, D)
Chairman of the Board of
Directors of JFKInternational
Air Terminal
New York, New York

Ralph E. Reins(A, B)
Former President and CEO
A.P. Parts International
Scottsdale, Arizona

Robert S. Reitman(B, C, E)
Principal
Riverbend Advisors
Gates Mill, Ohio

Richard K. Riederer(E)
President and Chief Executive Officer
Weirton Steel Corporation
Weirton, West Virginia

Richard F. Schubert(C, D)
Former President and CEO
The Points of Light Foundation
Washington, DC

Thomas R. Sturges(A, D)
Executive Vice President
The Harding Group, Inc.
Greenwich, Connecticut

Ronald C. Whitaker(B, C, E)
Former President and CEO
Johnson Worldwide Associates
Sturtevant, Wisconsin

D. Leonard Wise(A, B, C, D, E)
Former President and CEO
Carolina Steel Corp.
Greensboro, North Carolina



EXECUTIVE OFFICERS OF THE COMPANY
Richard K. Riederer
President and Chief Executive Officer

Craig T. Costello
Executive Vice President - Manufacturing and Chief Operating Officer

Earl E. Davis, Jr.
Executive Vice President - Commercial

David L. Robertson
Executive Vice President
Human Resources and Corporate Law

Narendra M. Pathipati
Senior Vice President
Corporate Development and Strategy

Thomas W. Evans
Vice President
Materials Management

William R.Kiefer
Vice President - Law and Secretary

Frank G. Tluchowski
Vice President
Engineering and Technology

Mark E. Kaplan
Vice President -
Information Technology
and Controller

Richard W. Garan
Assistant Treasurer



A  Member of Audit Committee

B  Member of Finance and Strategic Planning Committee

C  Member of Management Development and Compensation Committee

D  Member of Corporate Responsibility Committee

E  Member of Nominating Committee



                                                                           40.41

WEIRTON STEEL CORPORATION


--------------------------------------------------------------------------------


ENVIRONMENTAL MISSION STATEMENT

Protection of the environment, employees and the community is a basic commitment in both the day-to-day operations and long-term planning of Weirton Steel Corporation. The company is committed to devote the personnel and capital resources necessary to achieve these objectives and is further committed to:

1. Continually review and, as appropriate, take steps to further enhance environmental quality and to achieve and maintain compliance with relevant federal, state and local environmental requirements;

2. Develop and/or evaluate waste prevention, waste minimization, reuse and recycling efforts to conserve energy and natural resources;

3. Communicate this Environmental Mission Statement to Weirton Steel personnel; and

4. Develop and revise, as necessary, objectives, targets and/or other indicators to measure Weirton Steel's success in fulfilling these commitments.


STOCKHOLDER INFORMATION
Additional financial information including this Annual Report or reports filed with the Securities and Exchange Commission, and the Company's news and earnings releases can be obtained by accessing our Internet World Wide Web site at http://www.weirton.com and clicking on Investor Relations. Requests can also be submitted by writing to:

Investor Relations
Weirton Steel Corporation
400 Three Springs Drive
Weirton, West Virginia 26062-4989
Telephone (304) 797-2728.

NOTICE OF ANNUAL MEETING
A notice of the annual meeting and proxy statement and a proxy voting card as well as a copy of the current Annual Report will be mailed to each stockholder prior to the meeting.

ESOP INFORMATION
Inquiries about Employee Stock Ownership Plan accounts should be directed to the Weirton Steel Corporation ESOPAdministrator at the Executive Offices.


EXECUTIVE OFFICES
Weirton Steel Corporation
400 Three Springs Drive
Weirton, West Virginia 26062-4989
Telephone (304) 797-2000

STOCK TRANSFER AGENT AND REGISTRAR
The Company's transfer agent and registrar for its common stock is Harris Trust and Savings Bank. Stockholders wishing to transfer their shares of the Company's common stock to someone else or to change the name on a stock certificate should contact the Shareholder Communications Department, Harris Trust and Savings Bank, P.O. Box 1878, Chicago, Illinois 60690-9312, Telephone (800) 942-5908 for assistance.

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP
2100 One PPG Place
Pittsburgh, Pennsylvania 15222


WEIRTON STEEL CORPORATION