Form 10-K405, Exhibit 13
period 1999-12-31
WEIRTON STEEL CORP
filed 2000-03-30
CIK 849979

                                                                    Exhibit 13.1


1999
MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

The following should be read in conjunction with, and is qualified in its entirety by reference to the Consolidated Financial Statements of Weirton Steel Corporation (the "Company" or "Weirton") including the notes thereto, which begin on page 11.

OVERVIEW

The Company is a major integrated producer of flat rolled carbon steels with major product lines consisting of sheet and tin mill product. Sheet product includes hot and cold rolled and both hot-dipped and electrolytic galvanized steels. Tin mill product includes tin-plate, chrome coated and black plate.

   In 1999 the Company and other domestic producers suffered from the worst market conditions for steel products since the 1980s. Beginning in the second half of 1998 and continuing through 1999, imported steel, some of which was dumped in violation of United States trade laws, adversely affected product prices in the United States and tonnages sold by domestic producers. In 1999 foreign producers exported 35.6 million tons of steel to the United States. This was the second highest import level in history surpassed only by the 41.4 million tons imported into the United States in 1998.

   The Company and other domestic producers have sought and continue to seek legal remedies to stop the flow of illegally dumped steel imported into the United States.

   During the fourth quarter of 1998, the Company filed dumping suits against Brazil, Japan and Russia, seeking the imposition of duties on certain hot rolled carbon steel products. Those suits were ruled on favorably by the International Trade Commission (ITC) and significant duties were assessed. In addition, there has been a significant increase in imported cold rolled and tin mill product. In response, the Company filed cold rolled trade cases on June 2, 1999. On March 3, 2000, the ITC ruled that low-priced cold rolled imports from six countries, including Japan and Brazil, were not a threat to the U.S. steel industry, dropping cases that would have led to antidumping duties as high as 80%. On October 28, 1999, the Company filed a trade case against Japan for allegedly setting illegal prices on its tin mill products sold in American markets. The ITC preliminarily ruled on December 13, 1999 that tin mill products imported from Japan harmed the domestic industry. The Commerce Department is required to assess preliminary duties on these imports by April 15, 2000.

   While the efforts of the Company and other domestic steel producers and labor organizations have had some impact on import levels, the import surge in the second half of 1998 continued to adversely affect the domestic steel market in 1999.

   Though the Company's operating results were adversely affected by the illegal dumping of steel by foreign producers, the Company's 1999 net income reflects the benefit of the sale of a portion of its investment in MetalSite, a business to business e-commerce company that sells metal products over the internet.

--------------------------------------------------------------------------------
RESULTS OF OPERATIONS

1999 Compared to 1998

Net income for 1999 was $30.9 million or $0.71 per diluted share compared to a net loss of $6.1 million or $0.15 per diluted share in 1998. The results for 1999 include a net pretax gain of $170.1 million related to the sale of a portion of the Company's investment in MetalSite and a non-cash pretax asset impairment charge of $22.5 million associated with the write down of a long-lived asset to fair value. The results for 1998 include a pretax restructuring charge of $2.9 million associated with an employee reduction program. Excluding the effects of these non-recurring items, profit sharing, and the resulting impact on income taxes, the net loss for 1999 would have been $76.4 million or $1.84 per diluted share compared to a net loss for 1998 of $3.8 million or $0.09 per diluted share.

   Total shipments in 1999 were 2,514 thousand tons compared to 2,575 thousand tons in 1998. Net sales were $1,091.7 million in 1999 compared to $1,254.8 million in 1998.

   Sheet product shipments in 1999 were 1,743 thousand tons compared to 1,771 thousand tons in 1998, a decrease of 2%. Sheet mill product shipments resulted in net sales of $642.6 million in 1999, a decrease of $112.7 million compared to 1998. The decrease in net sales is primarily attributable to a decrease in average selling prices.

   Tin mill product shipments in 1999 were 771 thousand tons compared to 804 thousand tons in 1998, a decrease of 4%. Tin mill product shipments resulted in net sales of $448.2 million in 1999, a decrease of $51.3 million compared to 1998. The decrease in net sales is primarily attributable to the decrease in tin mill product selling prices and shipments.

6        WEIRTON STEEL CORPORATION ANNUAL REPORT

                                                                    WEIRTON
                                                               STEEL CORPORATION

--------------------------------------------------------------------------------

   Overall, lower shipments and selling prices were the result of unfairly priced imports which drastically weakened domestic steel pricing beginning in the second half of 1998 and continuing throughout 1999.

   Cost of sales per ton decreased approximately $21 per ton from $434 per ton in 1998 to $413 per ton in 1999 due to the benefit of purchasing slabs in the open market to meet incremental requirements and a reduction in employee benefit costs.

   Selling, general and administrative expenses in 1999 were $44.8 million compared to $39.2 million in 1998. The increase is primarily attributable to costs incurred by MetalSite during its first full year of operation. MetalSite's results of operations were consolidated through December 29, 1999.

   During 1998, the Company initiated a special voluntary retirement window for certain supervisory and managerial employees. As a result of the retirement window, the Company recorded a restructuring charge of $2.9 million, consisting of early retirement benefits.

   During 1999, the Company recognized an asset impairment charge of $22.5 million associated with the write down of a slab sizing press to fair value.

   In 1999, the Company recorded a provision for profit sharing of $15.5 million pursuant to the company wide Profit Sharing Plan.

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

   Selling, general and administrative expenses in 1998 were $39.2 million compared to $36.3 million in 1997. The increase is primarily attributable to costs incurred in the start-up of MetalSite.

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

1999
MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 1999, the Company had cash and equivalents of $209.3 million compared to $68.4 million as of December 31, 1998. The Company's liquidity requirements arise primarily from working capital requirements, debt service and capital investments. The Company's statements of cash flows for the years indicated are summarized below:

 (DOLLARS IN THOUSANDS)                            1999              1998

Net cash provided by operating activities       $  80,589         $  50,224
Net cash provided (used) by
    investing activities                          145,325           (57,943)
Net cash used by financing activities             (85,033)          (48,582)
                                                ---------         ---------
Increase (decrease) in cash                     $ 140,881         $ (56,301)
                                                =========         =========

   The increase in cash flow from operating activities is primarily due to a significant reduction in inventory as a result of the Company's inventory reduction programs.

   Net cash provided by investing activities includes a gain on the sale of an investment, capital spending and loans to unconsolidated subsidiaries. The increase in cash flow from investing activities is due to the sale of a portion of the Company's investment in MetalSite. The Company's investing activities also included capital spending for property, plant and equipment of $21.6 million and $50.4 million in 1999 and 1998, respectively. The Company used these expenditures to purchase, modernize or upgrade production equipment and business systems, maintain facilities and comply with environmental regulations. The Company's planned capital expenditures for 2000 are approximately $31.0 million which include approximately $2.3 million for environmental control projects. In addition, investing activities included investments in and loans to unconsolidated subsidiaries of $3.2 million and $7.8 million in 1999 and 1998, respectively.

   Net cash flows used by financing activities were $85.0 million for 1999 compared to $48.6 million in 1998. The Company repaid $84.0 million and $42.2 million of senior notes in 1999 and 1998, respectively. The Company also purchased $6.3 million of its common stock in 1998 which is being held as treasury stock.

   Through a wholly-owned subsidiary, Weirton Receivables Inc. ("WRI"), the Company has two receivables participation agreements with a group of three banks. The WRI Receivables Participation Agreement, as amended, which is AAA rated by Standard & Poor's Rating Service, provides for a total commitment by the banks of up to $80.0 million, including a letter of credit subfacility of up to $25.0 million. The WRI Receivables Participation Agreement makes the facility available to WRI through March 2004. As of December 31, 1999, $35.0 million of funded participation interest had been sold to the banks and $12.7 million in letters of credit under the subfacility was outstanding. Subsequent to December 31, 1999, the $35 million of funded participation interest was no longer outstanding.

   On August 9, 1999, WRI and one of the participating banks agreed to a second receivable facility ("Additional Receivable Facility") based on the receivables of a major customer of the Company. As of December 31, 1999, the Additional Receivable Facility provided for a total commitment by the participating bank of up to $15.0 million, and no funded participation interest had been sold under the Additional Receivable Facility.

   The base amount available for cash sale under both receivable facilities was approximately $21.1 million on December 31, 1999 and approximately $79.4 million on March 10, 2000.

   In November 1999, the Company and a bank agreed to a new working capital facility of up to $100.0 million secured by a first priority lien on the Company's inventory (the "Inventory Facility"). Borrowings under the Inventory Facility are based upon the levels and composition of the Company's inventory and generally are available on a revolving basis through October 2004. The agreement establishing the Inventory Facility contains a number of restrictive financial and other covenants typical of facilities of this kind and substantially similar to those in the Company's current senior note indentures. As of December 31, 1999, no amounts were outstanding under the Inventory Facility, and $93.7 million was available for borrowing.

   The Company's net deferred tax assets were $151.6 million as of December 31, 1999, which consisted primarily of the carrying value of net operating loss carryforwards and other tax credits and net deductible temporary differences available to reduce the Company's cash requirements for the payment of future federal income tax. The Company was required in 1999 and 1998, and may be required in future periods, to make cash payments for income taxes under federal alternative minimum tax regulations.

8        WEIRTON STEEL CORPORATION ANNUAL REPORT

                                                                    WEIRTON
                                                               STEEL CORPORATION

--------------------------------------------------------------------------------

   As of December 31, 1999 and 1998, the Company had pension funding credits of approximately $80.8 million and $83.2 million, respectively. Accordingly, the Company is not required to contribute to its pension plan in 2000, nor was the Company required to contribute to its pension plan in 1999 or 1998. However, during 1998, the Company did contribute $43.0 million to its pension fund.

   Based upon available cash on hand and the amount of cash expected to be generated from operating activities, the Company expects to have sufficient cash to meet its short term needs, including the completion of the 2000 capital spending plan.

   To the extent that cash on hand and cash generated from operating activities do not generate an adequate amount of cash, the Company expects that cash requirements can be met by the Inventory Facility or the WRI Receivables Participation Agreements.

--------------------------------------------------------------------------------
YEAR 2000

The Company suffered no significant impacts from the changing of the calendar year to the Year 2000. Other than scheduled idle time, the Company's operations were not interrupted. The Company has continued to produce and sell goods and process necessary business transactions with no noticeable difficulty since the beginning of the calendar year 2000. While effects of the Year 2000 may not be noticed until a later time, the Company believes that it has taken appropriate measures to mitigate any future risk. The Company also believes there are no significant continuing contingencies related to major customers or vendors.

   As part of its capital plan, the Company replaced certain business systems dealing with financial reporting and human resources. The planned replacement of these systems was accelerated to achieve Year 2000 readiness. Through December 31, 1999, the Company spent $16.7 million on these projects. The Company spent $5.9 million on these projects during 1999.

   In addition to the replacement of the financial reporting and human resources systems, the Company spent a total of $6.5 million in remediation costs to achieve Year 2000 readiness. The Company spent $2.7 million on remediation costs during 1999. All such remediation costs have been expensed as incurred in the Company's consolidated statements of income.

ENVIRONMENTAL MATTERS

The Company continued its environmental remediation and regulatory compliance activities required under its 1996 consent decree with federal and state environmental authorities that had settled certain water discharge, air emissions and waste handling enforcement issues. Under the consent decree, the Company committed to undertake environmental upgrade and modification projects totaling approximately $19.8 million, of which $15.3 million had been spent through December 31, 1999.

   As part of a related corrective action order, the Company also continued its investigative activities and interim corrective measures aimed at determining the nature and extent of hazardous substances which might be located on its property. These activities are being accomplished on an area by area basis and generally are at an early stage. Because the Company does not know the nature and extent of hazardous substances which may be located on its properties, it is not possible at this time to estimate the ultimate cost to comply with the corrective action order.

   At December 31, 1999, the Company had accrued approximately $9.0 million related to the consent decree, the corrective action order, and other environmental liabilities.

   Depending on the circumstances, the Company, according to the purchase agreements by which it purchased its facilities in 1984, may be entitled to indemnification from National Steel Corporation for portions of the costs incurred in complying with the corrective action order.

--------------------------------------------------------------------------------
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The fair values of cash and cash equivalents, receivables and accounts payable approximate carrying values and were relatively insensitive to changes in interest rates at December 31, 1999 due to the short term maturity of these instruments.

   The Company's market risk strategy has generally been to obtain competitive prices for its products and services and allow operating results to reflect market price movements dictated by supply and demand for the Company's products.

1999
MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

   In the normal course of business, the Company is exposed to market risk or price fluctuations on purchases of scrap, tin, zinc, oxygen, nitrogen, natural gas, power and other raw materials and utility requirements. As part of its market risk strategy, the Company has entered into fixed price, multiple year contracts, for its iron ore pellet, oxygen, electric power and nitrogen requirements. The Company has entered into a contract to purchase the greater of 850,000 tons of blast furnace coke annually or 80% of its actual annual coke requirements. Under the contract, the price of coke fluctuates with the market, subject to a ceiling and floor. The remaining 20% of the Company's coke requirements are sourced from the open market and are subject to market risk. Scrap, tin, zinc and other raw materials are generally purchased in the open market and are subject to price fluctuation. As of December 31, 1999, the Company had no significant derivative financial instruments or derivative commodity instruments outstanding.

   The Company's 50% owned unconsolidated subsidiary, WeBCo, utilizes forward contracts to mitigate its exposure to changes in foreign currency exchange rates. At December 31, 1999, WeBCo had four outstanding forward contracts to sell foreign currencies. A hypothetical 10% change in the applicable 1999 year end spot rates would result in a change in WeBCo's pretax income ranging from approximately $1.1 million to $(0.7) million.

   As of December 31, 1999, the Company had the following financial liabilities where the fair value differed from the carrying value:

                                          CARRYING VALUE      FAIR VALUE

Long term debt                               $304,768          $302,957
Series A Redeemable Preferred Stock          $ 22,990          $ 10,819
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133"). The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. In June 1999, the FASB issued Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133," which amends Statement 133 to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. Management has not yet determined how Statement 133 will impact the Company's financial statements.

   On December 3, 1999, the SEC staff released Staff Accounting Bulletin No. 101, "Revenue Recognition" ("SAB No. 101") to provide guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 101 does not change existing literature on revenue recognition, but rather it clarifies the staff's position on pre-existing literature. The new standard did not require management to change existing revenue recognition policies and therefore had no impact on the Company's reported financial position or results of operations at December 31, 1999.

--------------------------------------------------------------------------------
FORWARD LOOKING STATEMENTS

This annual report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on assumptions and expectations, which may not be realized and are inherently subject to risk and uncertainties, many of which cannot be predicted with accuracy. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. Although the Company believes that its assumptions made in connection with forward-looking statements are reasonable, there are no assurances that the assumptions and expectations will prove to have been correct due to the foregoing and other factors. Such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company is under no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


10       WEIRTON STEEL CORPORATION ANNUAL REPORT

                                                                     WEIRTON
                                                               STEEL CORPORATION

1999
CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED DECEMBER 31

--------------------------------------------------------------------------------

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                       1999                1998                1997


NET SALES                                                       $ 1,091,697         $ 1,254,796         $ 1,397,204

Operating costs:
Cost of sales                                                     1,037,342           1,117,465           1,258,035
Selling, general and administrative expense                          44,806              39,219              36,308
Depreciation                                                         60,866              60,822              60,855
Restructuring charge                                                     --               2,871              17,000
Asset impairment                                                     22,522                  --                  --
Profit sharing provision                                             15,473                  --                  --
                                                                -----------         -----------         -----------
      TOTAL OPERATING COSTS                                       1,181,009           1,220,377           1,372,198
                                                                -----------         -----------         -----------


INCOME (LOSS) FROM OPERATIONS                                       (89,312)             34,419              25,006
Gain on sale of investment, net                                     170,117                  --                  --
Income (loss) from unconsolidated subsidiaries                       (1,105)                 34                 (12)
Interest expense                                                    (44,223)            (44,338)            (48,683)
Other income, net                                                     2,198               4,684               4,259
ESOP contribution                                                    (1,305)             (2,610)             (2,610)
                                                                -----------         -----------         -----------

INCOME (LOSS) BEFORE INCOME TAXES                                    36,370              (7,811)            (22,040)
Income tax provision (benefit)                                        8,227              (1,391)             (4,298)
                                                                -----------         -----------         -----------
INCOME (LOSS) BEFORE MINORITY INTEREST                               28,143              (6,420)            (17,742)
Minority interest in loss of subsidiary                               2,804                 293                  --
                                                                -----------         -----------         -----------
NET INCOME (LOSS)                                               $    30,947         $    (6,127)        $   (17,742)
                                                                ===========         ===========         ===========


PER SHARE DATA:
Weighted average number of common shares (in thousands):
   Basic                                                             41,600              41,924              42,622
   Diluted                                                           43,299              41,924              42,622

Net income (loss) per share:
   Basic                                                        $      0.74         $     (0.15)        $     (0.42)
   Diluted                                                      $      0.71         $     (0.15)        $     (0.42)


The accompanying notes are an integral part of these statements.

                                                                    WEIRTON
                                                               STEEL CORPORATION


1999
CONSOLIDATED BALANCE SHEETS

DECEMBER 31

--------------------------------------------------------------------------------

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                                                      1999                1998


ASSETS:

CURRENT ASSETS:
   Cash and equivalents, including restricted cash of $810 and $1,275, respectively            $   209,270         $    68,389
   Receivables, less allowances of $9,302 and $8,574, respectively                                 104,647             112,278
   Inventories                                                                                     186,710             259,332
   Deferred income taxes                                                                            42,517              43,254
   Other current assets                                                                              3,167               7,634
                                                                                               -----------         -----------
         TOTAL CURRENT ASSETS                                                                      546,311             490,887

Property, plant and equipment, net                                                                 514,464             576,238
Investment in unconsolidated subsidiaries                                                            6,833               7,938
Deferred income taxes                                                                              109,110             108,220
Other assets and deferred charges                                                                   10,804              12,416
                                                                                               -----------         -----------
TOTAL ASSETS                                                                                   $ 1,187,522         $ 1,195,699
                                                                                               ===========         ===========

LIABILITIES:
CURRENT LIABILITIES:
   Current portion of long term debt obligations                                               $        --         $    84,044
   Payables                                                                                        142,930             120,697
   Employment costs                                                                                 81,688              63,966
   Taxes other than income taxes                                                                    13,805              15,060
   Other current liabilities                                                                        17,511              10,957
                                                                                               -----------         -----------
         TOTAL CURRENT LIABILITIES                                                                 255,934             294,724

Long term debt obligations                                                                         304,768             304,626
Long term pension obligation                                                                        91,295              81,908
Postretirement benefits other than pensions                                                        327,665             337,443
Other long term liabilities                                                                         30,886              33,217
                                                                                               -----------         -----------
         TOTAL LIABILITIES                                                                       1,010,548           1,051,918

REDEEMABLE STOCK:
Preferred stock, Series A, $0.10 par value; 1,664,469 and 1,694,636
   shares authorized and issued; 1,647,214 and 1,678,576 subject to put                             23,147              23,852
Less: Preferred treasury stock, Series A, at cost, 12,207 and 21,454 shares                           (174)               (309)
Deferred ESOP compensation                                                                              --              (1,305)
                                                                                               -----------         -----------
         TOTAL REDEEMABLE STOCK                                                                     22,973              22,238

Stockholders' equity:
Preferred stock, Series A, $0.10 par value; 17,255 and 16,060 shares not subject to put                250                 233
Common stock, $0.01 par value; 50,000,000 shares authorized;
   43,499,363 and 43,178,134 shares issued                                                             435                 432
Additional paid-in capital                                                                         458,249             457,851
Common stock issuable, 304,113 and 383,562 shares                                                      431                 532
Deferred compensation                                                                                   --                (492)
Retained earnings (deficit)                                                                       (298,194)           (329,141)
Less: Common treasury stock, at cost, 1,885,682 and 1,983,561 shares                                (7,170)             (7,872)
                                                                                               -----------         -----------
         TOTAL STOCKHOLDERS' EQUITY                                                                154,001             121,543
                                                                                               -----------         -----------

TOTAL LIABILITIES, REDEEMABLE STOCK
   AND STOCKHOLDERS' EQUITY                                                                    $ 1,187,522         $ 1,195,699
                                                                                               ===========         ===========


The accompanying notes are an integral part of these statements.




12       WEIRTON STEEL CORPORATION ANNUAL REPORT

                                                                     WEIRTON
                                                               STEEL CORPORATION


1999
CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31

--------------------------------------------------------------------------------

(DOLLARS IN THOUSANDS)                                                       1999              1998              1997

CASH FLOWS FROM OPERATING ACTIVITIES:

   NET INCOME (LOSS)                                                      $  30,947         $  (6,127)        $ (17,742)

   ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH PROVIDED
   BY OPERATING ACTIVITIES:

   Depreciation                                                              60,866            60,822            60,855
   Amortization of deferred financing costs                                   1,899             1,662             1,836
   Restructuring charge                                                          --             2,871            17,000
   Asset impairment                                                          22,522                --                --
   ESOP contribution                                                          1,305             2,610             2,610
   Deferred income taxes                                                       (153)           (5,889)           (1,742)
   Cash provided (used) by working capital items:
       Receivables                                                            7,631            28,565            13,583
       Inventories                                                           72,622             1,601            (1,794)
       Other current assets                                                   6,716            (2,831)            1,606
       Payables                                                              22,233           (11,969)          (16,932)
       Other current liabilities                                             20,772            (6,805)              838
   Long term pension obligation                                               9,387           (17,713)              368
   Proceeds from sale of investment, net                                   (170,117)               --                --
   Other                                                                     (6,041)            3,427            11,618
                                                                          ---------         ---------         ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                    80,589            50,224            72,104

CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sale of investment, net                                    170,117                --                --
   Loan to unconsolidated subsidiary                                         (3,178)               --                --
   Investment in unconsolidated subsidiaries                                     --            (7,561)             (100)
   Capital spending                                                         (21,614)          (50,382)          (60,070)
                                                                          ---------         ---------         ---------
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                            145,325           (57,943)          (60,170)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Repayment of debt obligations                                            (84,232)          (42,831)               --
   Purchase of treasury stock                                                    --            (6,283)               --
   Common shares issuable                                                      (101)              532               664
   Deferred financing costs                                                    (700)               --                --
                                                                          ---------         ---------         ---------
NETCASH PROVIDED (USED) BY FINANCING ACTIVITIES                             (85,033)          (48,582)              664
                                                                          ---------         ---------         ---------
NET CHANGE IN CASH AND EQUIVALENTS                                          140,881           (56,301)           12,598

CASH AND EQUIVALENTS AT BEGINNING OF PERIOD                                  68,389           124,690           112,092
                                                                          ---------         ---------         ---------
CASH AND EQUIVALENTS AT END OF PERIOD                                     $ 209,270         $  68,389         $ 124,690
                                                                          =========         =========         =========
SUPPLEMENTAL CASH FLOW INFORMATION
   Interest paid, net of capitalized interest                             $  46,147         $  45,953         $  48,489
   Income taxes paid (refunded), net                                         (3,191)            7,803            (2,556)


The accompanying notes are an integral part of these statements.

1999
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

--------------------------------------------------------------------------------

                                                                           COMMON STOCK
                                                                     ------------------------        ADDITIONAL
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                        SHARES            AMOUNT   PAID-IN CAPITAL

STOCKHOLDERS EQUITY CONSOLIDATED AT DECEMBER 31, 1996            42,592,850              $426          $455,311
Net loss                                                                 --                --                --
Conversion of preferred stock                                        24,560                --               356
Exercise of preferred stock put options                                  --                --                77
Purchase of treasury stock                                               --                --                 1
Reclassification of preferred Series A not subject to put                --                --                --
Employee stock purchase plan:
   Shares issued                                                    228,774                 2               679
   Shares issuable                                                       --                --                --
Board of Directors deferred compensation plan:
   Shares issued                                                         --                --               (45)
   Shares issuable                                                       --                --                --
Deferred compensation                                                    --                --                --
-------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS EQUITY CONSOLIDATED AT DECEMBER 31, 1997            42,846,184               428           456,379
Net loss                                                                 --                --                --
Conversion of preferred stock                                        43,527                 2               631
Exercise of preferred stock put options                                  --                --               177
Purchase of treasury stock                                               --                --                 2
Reclassification of preferred Series A not subject to put                --                --                --
Employee stock purchase plan:
   Shares issued                                                    247,865                 2               564
   Shares issuable                                                       --                --                --
Board of Directors deferred compensation plan:
   Shares issued                                                     40,558                --                98
   Shares issuable                                                       --                --                --
Deferred compensation                                                    --                --                --
-------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS EQUITY CONSOLIDATED AT DECEMBER 31, 1998            43,178,134               432           457,851
Net income                                                               --                --                --
Conversion of preferred stock                                        30,167                --               437
Exercise of preferred stock put options                                  --                --               124
Purchase of treasury stock                                               --                --                 2
Reclassification of preferred Series A not subject to put                --                --                --
Employee stock purchase plan:
   Shares issued                                                    285,430                 3               376
   Shares issuable                                                       --                --                --
Board of Directors compensation plans:
   Shares issued                                                      5,632                --              (541)
   Shares issuable                                                       --                --                --
Deferred compensation                                                    --                --                --
Change in deferred compensation liability                                --                --                --
-------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS EQUITY CONSOLIDATED AT DECEMBER 31, 1999            43,499,363              $435          $458,249
===================================================================================================================

The accompanying notes are an integral part of these statements.

14      WEIRTON STEEL CORPORATION ANNUAL REPORT

                                                                    WEIRTON
                                                               STEEL CORPORATION

--------------------------------------------------------------------------------

            COMMON                                                       COMMON                 PREFERRED SERIES A
       SHARES ISSUABLE                          RETAINED             TREASURY STOCK             NOT SUBJECT TO PUT
    --------------------      DEFERRED          EARNINGS          ---------------------         -------------------    STOCKHOLDERS'
    SHARES        AMOUNT  COMPENSATION          (DEFICIT)         SHARES         AMOUNT         SHARES       AMOUNT          EQUITY
   259,177        $  773        $ (385)       $ (305,272)        239,648        $(1,723)         5,074        $  74        $149,204
        --            --            --           (17,742)             --             --             --           --         (17,742)
        --            --            --                --              --             --           (542)          (8)            348
        --            --            --                --              --             --             --           --              77
        --            --            --                --             269             (1)            --           --              --
        --            --            --                --              --             --          4,306           62              62

  (228,774)         (681)           --                --              --             --             --           --              --
   247,865           566            --                --              --             --             --           --             566

   (30,403)          (92)           --                --         (30,403)           137             --           --              --
    40,558            98           (98)               --              --             --             --           --              --
        --            --            12                --              --             --             --           --              12
------------------------------------------------------------------------------------------------------------------------------------
   288,423           664          (471)         (323,014)        209,514            128        132,527
        --            --            --            (6,127)             --             --             --           --          (6,127)
        --            --            --                --              --             --           (491)          (7)            626
        --            --            --                --              --             --             --           --             177
        --            --            --                --       1,774,047         (6,285)            --           --          (6,283)
        --            --            --                --              --             --          7,713          112             112

  (247,865)         (566)           --                --              --             --             --           --              --
   285,430           379            --                --              --             --             --           --             379

   (40,558)          (98)           --                --              --             --             --           --              --
    98,132           153          (153)               --              --             --             --           --              --
        --            --           132                --              --             --             --           --             132
------------------------------------------------------------------------------------------------------------------------------------
   383,562           532          (492)         (329,141)      1,983,561         (7,872)        16,060          233         121,543
        --            --            --            30,947              --             --             --           --          30,947
        --            --            --                --              --             --         (5,080)         (74)            363
        --            --            --                --              --             --             --           --             124
        --            --            --                --             253             --             --           --               2
        --            --            --                --              --             --          6,275           91              91

  (285,430)         (379)           --                --              --             --             --           --              --
   167,475           231            --                --              --             --             --           --             231

   (98,132)         (153)           --                --         (98,132)           702             --           --               8
   136,638           200          (200)               --              --             --             --           --              --
        --            --             9                --              --             --             --           --               9
        --            --           683                --              --             --             --           --             683
------------------------------------------------------------------------------------------------------------------------------------
   304,113        $  431        $   --        $ (298,194)      1,885,682        $(7,170)        17,255        $ 250        $154,001
====================================================================================================================================

1999
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS, OR IN MILLIONS OF DOLLARS WHERE INDICATED)

--------------------------------------------------------------------------------

NOTE 1
BASIS OF PRESENTATION

The financial statements herein include the accounts of Weirton Steel Corporation and its consolidated subsidiaries. Entities of which the Company owns a majority interest are consolidated; entities of which the Company owns a less than majority interest are not consolidated and are reflected in the consolidated financial statements using the equity method of accounting. All intercompany accounts and transactions with consolidated subsidiaries have been eliminated in consolidation. Weirton Steel Corporation and/or Weirton Steel Corporation together with its consolidated subsidiaries are hereafter referred to as the "Company."

   In the Company's consolidated balance sheets, MetalSite is consolidated as of December 31, 1998, and is accounted for under the equity method as of December 31, 1999. MetalSite's results of operations are consolidated with the Company's results through December 29, 1999, and are reported under the equity method thereafter.

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

--------------------------------------------------------------------------------
NOTE 2
ORGANIZATION AND BACKGROUND

The Company and its predecessor companies have been in the business of making and finishing steel products for over 90 years. From November 1929 to January 1984, the Company's business was operated as either a subsidiary or a division of National Steel Corporation ("NSC"). Incorporated in Delaware in November 1982, the Company acquired the principal assets of NSC's former Weirton Steel Division in January 1984.

   The Company's authorized capital consists of 50.0 million shares of Common Stock, par value $0.01 per share, and 7.5 million shares of Preferred Stock, par value $0.10 per share, issuable in series, as designated by the Company's Board of Directors.

   Prior to 1989, the Company was owned entirely by its employees through an Employee Stock Ownership Plan (the "1984 ESOP"). In June 1989, the Company's Common Stock commenced trading publicly on the New York Stock Exchange following an underwritten secondary offering from the 1984 ESOP. In connection with that offering, the Company established a second Employee Stock Ownership Plan (the "1989 ESOP") and funded it with 1.8 million shares of Convertible Voting Preferred Stock, Series A (the "Series A Preferred").

   Substantially all of the Company's employees participate in the 1984 ESOP and the 1989 ESOP which owned approximately 23.4% of the issued and outstanding common shares and substantially all the preferred shares of the Company as of December 31, 1999. The common and preferred shares held by the 1984 ESOP and the 1989 ESOP collectively represent 46.7% of the voting power of the Company's voting stock as of December 31, 1999.

   Approximately 83% of the Company's workforce is covered under collective bargaining agreements with the Independent Steelworkers' Union (the "ISU") and Independent Guard Union (the "IGU"). In 1997, the Company reached agreements with the ISU and IGU which extend into 2001.

--------------------------------------------------------------------------------
NOTE 3
SIGNIFICANT ACCOUNTING POLICIES

Cash

The liability representing outstanding checks drawn against a zero-balance general disbursement bank account is included in accounts payable for financial statement presentation. Such amounts were $12.4 million and $0.8 million as of December 31, 1999 and 1998, respectively.

Cash Equivalents

Cash equivalents, which consist primarily of certificates of deposit, commercial paper and time deposits, are stated at cost, which approximates fair value. For financial statement presentation, the Company considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents.

16       WEIRTON STEEL CORPORATION ANNUAL REPORT

                                                                     WEIRTON
                                                               STEEL CORPORATION

--------------------------------------------------------------------------------

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

Employee Stock Ownership Plan (ESOP) Accounting

The Company recognizes as compensation expense an amount based upon its required contributions to the ESOPs. The resulting expense approximates the cost to the ESOPs for the shares allocated to participants for the period. The number of shares allocated to participants for the period is determined based on the ratio of the period's ESOP debt principal payment to the total estimated debt principal payments. Shares are then allocated to individual participants based on the participant's relative compensation.

Employee Profit Sharing

The provision for 1999 of $15.5 million for employee profit sharing is calculated in accordance with the Profit Sharing Plan as amended in 1994. There were no provisions for employee profit sharing in 1998 and 1997.

Research and Development

The Company incurs research and development costs to improve existing products, develop new products and develop more efficient operating techniques. The costs are charged to expense as incurred and totaled $2.0 million, $5.9 million and $4.1 million in 1999, 1998 and 1997, respectively.

Derivative Instruments

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133"). The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. In June 1999, the FASB issued Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133," which amends Statement 133 to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. Management has not yet determined how Statement 133 will impact the Company's financial statements.

Revenue Recognition

On December 3, 1999, the SEC staff released Staff Accounting Bulletin No. 101, "Revenue Recognition" ("SAB No. 101") to provide guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 101 does not change existing literature on revenue recognition, but rather it clarifies the staff's position on pre-existing literature. The new standard did not require management to change existing revenue recognition policies and therefore had no impact on the Company's reported financial position or results of operations as of December 31, 1999.

--------------------------------------------------------------------------------
NOTE 4
INVENTORIES

Inventories consisted of the following:

DECEMBER 31,             1999             1998

Raw materials          $ 61,254        $ 84,274
Work-in-process          41,044          82,331
Finished goods           84,412          92,727
                       --------        --------
                       $186,710        $259,332
                       ========        ========

1999
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS, OR IN MILLIONS OF DOLLARS WHERE INDICATED)

--------------------------------------------------------------------------------

NOTE 5
PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

DECEMBER 31,                                 1999                1998

Land                                     $     1,129         $     1,119
Buildings                                      9,409               9,327
Machinery, equipment and other               973,651             963,852
Construction-in-progress                       6,285              41,392
                                         -----------         -----------
                                             990,474           1,015,690
Less: Allowances for depreciation           (476,010)           (439,452)
                                         -----------         -----------
                                         $   514,464         $   576,238
                                         ===========         ===========

   During the fourth quarter of 1999, the Company recognized an asset impairment charge of $22.5 million related to a slab sizing press. The service potential of the asset was impaired as a result of changes in world slab markets and the Company's decision to restart the No. 4 Blast Furnace. Further, the Company terminated discussions with an entity concerning a strategic combination, which if consummated would have provided support for the viability of the asset. Given existing facts and circumstances pertaining to the slab sizing press, the Company has no plans to utilize the asset. In the event those facts and circumstances change significantly, the Company may reconsider its decision.

   The fair value was determined based upon the value of individual components and the absence of opportunities to sell the slab sizing press.

   There was no capitalized interest applicable to facilities under construction for the year ended December 31, 1999. Capitalized interest applicable to facilities under construction for the years ended December 31, 1998 and 1997, amounted to $0.4 million and $0.5 million, respectively.

NOTE 6
FINANCING ARRANGEMENTS

Debt Obligations

DECEMBER 31,                                1999              1998

10-7/8% Senior Notes due 10/15/99        $      --         $  84,044
11-3/8% Senior Notes due 7/1/04            124,930           125,000
10-3/4% Senior Notes due 6/1/05            124,882           125,000
8-5/8% Pollution Control Bonds
   due 11/1/14                              56,300            56,300
                                         ---------         ---------
                                           306,112           390,344
Less: Unamortized debt discount             (1,344)           (1,674)
                                         ---------         ---------
Total debt obligations                     304,768           388,670
Less: Current portion of
   long term debt obligations                   --           (84,044)
                                         ---------         ---------
                                         $ 304,768         $ 304,626
                                         =========         =========

   During 1999, the Company paid off the remaining $84.0 million outstanding on its 10-7/8% Senior Notes at maturity.

   During 1998, the Company made principal payments of $42.2 million to repay the 11-1/2% Senior Notes at maturity.

   The indentures governing the senior notes are substantially similar and contain covenants that limit, among other things, the incurrence of additional indebtedness, the declaration and payment of dividends and distributions on the Company's capital stock, as well as mergers, consolidations, liens and sales of certain assets. Under covenants affecting the Company's ability to pay dividends on its common stock, the Company is limited as to the payment of aggregate dividends after March 31, 1993, to the greater of (i) $5.0 million or (ii) $5.0 million plus one-half of the Company's cumulative consolidated net income since March 31, 1993, plus the net proceeds from future issuances of certain capital stock less certain allowable payments. As of December 31, 1999, pursuant to this covenant, the Company's ability to pay dividends on its common stock was limited to $132.7 million. Upon the occurrence of a change in control, as defined under the indentures, holders of the senior notes will have the option to cause the Company to repurchase their senior notes at 101% of the principal amount, plus accrued interest to the date of repurchase.

   The Company has $124.9 million in principal payments due in 2004 and $181.2 million due thereafter.

18       WEIRTON STEEL CORPORATION ANNUAL REPORT

                                                                    WEIRTON
                                                               STEEL CORPORATION

--------------------------------------------------------------------------------

Receivables Participation Agreements

On March 29, 1999, through its wholly-owned subsidiary, Weirton Receivables Inc. ("WRI"), the Company amended its existing receivables facility with a group of three banks (the "WRI Amended Receivables Facility"). The WRI Amended Receivables Facility provides for a total commitment by the banks of up to $80.0 million, including a letter of credit subfacility of up to $25.0 million. The Company sells substantially all of its accounts receivable as they are generated, to its wholly-owned subsidiary, Weirton Receivables Inc. ("WRI").

   The amount of participation interests committed to be purchased by the banks fluctuates depending upon the amounts and nature of receivables generated by the Company which are sold into the program, and certain financial tests applicable to them. The financial tests that were applicable to the receivable facility prior to March 29, 1999 were amended so that, in most cases, the amount of participation interest available for cash sale to the banks is greater under the WRI Amended Receivables Facility than under the pre-existing facility. The March 29, 1999 amendment also modified the events and circumstances that would cause the termination of the facility. The other terms and conditions of the WRI Amended Receivables Facility are substantially the same as those of the pre-existing facility.

   Funded purchases of participation interests by the banks under the WRI Amended Receivables Facility are generally available on a revolving basis for three years, subject to extension as agreed to by the banks. In 1999, the facility was extended through March 2004. Weirton Steel Corporation continues to act as servicer of the assets sold into the program and continues to make billings and collections in the ordinary course of business according to its established credit practices. Except for warranties given by Weirton Steel Corporation concerning the eligibility of receivables sold to WRI under the program, the transactions under the facility are generally nonrecourse.
WRI's commitments to the banks, which do not include warranties as to collectibility of the receivables, include those typical of sellers of similar property and are secured by its interest in the receivables and related security. WRI is subject to certain restrictions regarding its indebtedness, liens, asset sales not contemplated by the facility, guarantees, investments, other transactions with its affiliates, including Weirton Steel Corporation, and the maintenance of a minimum net worth of not less than the greater of $5.0 million or 10% of the outstanding receivables. As of December 31, 1999, WRI was in compliance with these requirements. The banks and other creditors of WRI have a priority claim on all assets of WRI prior to those assets becoming available to any of Weirton Steel Corporation's creditors.

   Because the WRI Amended Receivables Facility contains concentration limitation provisions, from time to time, receivables from one of the Company's major customers were ineligible to be considered in the calculation of participation interest available for cash sale to the banks. As a result, on August 9, 1999, WRI and one of the participating banks agreed to a second receivable facility ("Additional Receivable Facility") based on the receivables of the aforementioned major customer of the Company.

   The Additional Receivable Facility originally provided for a total commitment by the participating bank of up to $20.0 million. Pursuant to the Additional Receivable Facility agreement, the total commitment was reduced to $15.0 million as of December 31, 1999. The amount of participation interest in the accounts receivable from the major customer available for sale to the bank fluctuates depending upon the nature and amount of receivables from the customer generated by the Company which are sold into the program and certain financial tests applicable to them. Events that would cause the termination of the Additional Receivable Facility are similar to those that exist under the WRI Amended Receivables Facility.

   As of December 31, 1999, $35.0 million of funded participation interest had been sold to the banks under the WRI Amended Receivables Facility. The Company recognized $0.6 million in discount expense from the sale of the funded participation interest. Discount expense was recorded as a reduction to other income for financial reporting purposes. $12.7 million in letters of credit under the subfacility was in place, and no funded participation under the Additional Receivable Facility had been sold. After sale of funded participation interests and amounts in place under the letter of credit subfacility, the base amount available for cash sale under both facilities was approximately $21.1 million at December 31, 1999.

1999
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS, OR IN MILLIONS OF DOLLARS WHERE INDICATED)

--------------------------------------------------------------------------------

Inventory Facility

In November 1999, the Company and a bank agreed to a new working capital facility of up to $100.0 million secured by a first priority lien on the Company's inventory (the "Inventory Facility"). Borrowings under the Inventory Facility are based upon the levels and composition of the Company's inventory and generally are available on a revolving basis through October 2004. At the option of the Company, the Inventory Facility bears interest at a prime or LIBOR rate. Based upon the amount outstanding, basis points ranging from 0.00% to 2.50% are added to the prime or LIBOR rate. The agreement establishing the facility contains a number of restrictive financial and other covenants typical of facilities of this kind and substantially similar to those in the Company's current senior note indentures. As of December 31, 1999, no amounts were outstanding under the Inventory Facility, and $93.7 million was available for borrowing.

Leases

The Company uses certain lease arrangements to supplement its financing activities.

   Rental expense under operating leases was $7.8 million, $8.0 million and $6.4 million for the years ended December 31, 1999, 1998, and 1997, respectively. The minimum future lease payments under noncancelable operating leases are $7.5 million, $7.2 million, $6.2 million, $4.9 million and $3.9 million for the years ending 2000 through 2004, respectively, and $1.0 million thereafter.

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

   The Company's funding policy is influenced by its general cash requirements but, at a minimum, complies with the funding requirements of federal laws and regulations. There were no employer contributions to the Pension Plan during 1999. During the years ended December 31, 1998 and 1997, the Company contributed $43.0 million and $41.1 million, respectively, to the Pension Plan. The Pension Plan's assets are held in trust, the investments of which consist primarily of common stocks, fixed income securities and short term investments.

Benefits Other Than Pensions

The Company provides healthcare and life insurance benefits to substantially all of the Company's retirees and their dependents. The healthcare plans contain cost-sharing features including co-payments, deductibles and lifetime maximums. The life insurance benefits provided to retirees are generally based upon annual base pay at retirement for salaried employees and specific amounts for represented employees.


20       WEIRTON STEEL CORPORATION ANNUAL REPORT

                                                                    WEIRTON
                                                               STEEL CORPORATION

--------------------------------------------------------------------------------

   The funded status and amounts recognized in the Company's consolidated financial statements related to employee retirement benefits are set forth in the following table (in thousands):



                                                                      PENSION BENEFITS                      OTHER BENEFITS
                                                               ------------------------------      ------------------------------
                                                               DECEMBER 31,      DECEMBER 31,      DECEMBER 31,      DECEMBER 31,
                                                                       1999              1998              1999              1998

Change in benefit obligation:
   Benefit obligation at beginning of year                        $ 772,167         $ 754,445         $ 336,857         $ 338,050
   Service cost                                                      15,894            15,704             5,696             5,462
   Interest cost                                                     49,926            48,902            21,245            24,136
   Plan amendments                                                       --                --                --           (33,189)
   Actuarial (gain) loss                                            (85,363)           (4,593)          (31,796)           24,702
   Special termination benefits                                          --             2,079                --                --
   Benefits paid                                                    (53,505)          (44,370)          (23,201)          (22,304)
                                                                  ---------         ---------         ---------         ---------
   Benefit obligation at end of year                              $ 699,119         $ 772,167         $ 308,801         $ 336,857
                                                                  =========         =========         =========         =========

Change in plan assets:
   Fair value of plan assets at beginning of year                 $ 687,537         $ 588,303         $      --         $      --
   Actual return on plan assets                                     153,082           100,644                --                --
   Employer contributions                                                --            42,960            23,201            22,304
   Benefits paid                                                    (53,505)          (44,370)          (23,201)          (22,304)
                                                                  ---------         ---------         ---------         ---------
   Fair value of plan assets at end of year                       $ 787,114         $ 687,537         $      --         $      --
                                                                  =========         =========         =========         =========

Reconciliation of funded status:
   Accumulated benefit obligation                                 $ 635,029         $ 684,938
   Effect of projected compensation increases                        64,090            87,229
                                                                  ---------         ---------
   Actuarial present value of projected benefit obligation          699,119           772,167         $ 308,801         $ 336,857
   Plan assets at fair value                                        787,114           687,537                --                --
                                                                  ---------         ---------         ---------         ---------
   Projected benefit obligation greater than (less than)
      plan assets                                                   (87,995)           84,630           308,801           336,857
   Items not yet recognized:
      Prior service cost                                            (70,777)          (79,866)           42,092            52,609
      Actuarial gains (losses)                                      273,639           108,106             1,773           (30,023)
      Remaining net obligation at transition                        (23,572)          (30,962)               --                --
                                                                  ---------         ---------         ---------         ---------
   Accrued benefit obligation                                     $  91,295         $  81,908         $ 352,666         $ 359,443
                                                                  =========         =========         =========         =========



                                                         PENSION BENEFITS                             OTHER BENEFITS
                                           ------------------------------------------   -------------------------------------------
                                           DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER, 31,
                                                   1999           1998           1997           1999           1998            1997

Components of net periodic benefit cost:
   Service cost                                $ 15,894       $ 15,704       $ 18,629       $  5,696       $  5,462        $  6,852
   Interest cost                                 49,926         48,902         53,935         21,245         24,136          25,917
   Expected return on plan assets               (69,810)       (54,471)       (47,591)            --             --              --
   Amortization of transition amount              7,390          7,390          7,390             --             --              --
   Amortization of prior service cost             9,089          9,089          9,085        (10,517)        (4,325)         (4,325)
   Recognized net actuarial (gain) loss          (3,102)        (1,367)            --             --             --              --
                                               --------       --------       --------       --------       --------        --------
   Net periodic benefit cost                   $  9,387       $ 25,247       $ 41,448       $ 16,424       $ 25,273        $ 28,444
                                               ========       ========       ========       ========       ========        ========

Weighted-average assumptions
   as of end of year:
   Discount rate                                   8.00%          6.75%          7.00%          8.00%          6.75%           7.00%
   Expected return on plan assets                 10.50%          9.25%          9.25%            --             --              --
   Assumed increase in compensation
      levels                                      2% for         2% for         2% for         2% for         2% for          2% for
                                                  1 year        2 years        3 years         1 year        2 years         3 years
                                                  and 3%         and 3%         and 3%         and 3%         and 3%          and 3%
                                              thereafter     thereafter     thereafter     thereafter     thereafter      thereafter

1999
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS, OR IN MILLIONS OF DOLLARS WHERE INDICATED)

--------------------------------------------------------------------------------

   The medical cost and administrative expense rates used to project anticipated cash flows and measure the Company's postretirement benefit obligation as of December 31, 1999, 1998 and 1997 are as follows:



                                                          FOR RETIREES WHO HAVE                     FOR RETIREES WHO ARE
                                                          NOT YET REACHED AGE 65                      AGE 65 AND OLDER
                                                     --------------------------------          -------------------------------
                                                     1999          1998          1997          1999          1998         1997

Base medical cost trend:
   Rate in first year                                6.50%         7.25%         8.00%         5.75%         6.50%         7.25%
   Ultimate rate                                     5.00%         4.00%         4.25%         5.00%         4.00%         4.25%
   Year in which ultimate rate is reached            2003          2003          2003          2003          2003          2003
Major medical cost trend:
   Rate in first year                                7.50%         8.50%         9.50%           --            --            --
   Ultimate rate                                     5.00%         4.00%         4.25%           --            --            --
   Year in which ultimate rate is reached            2003          2003          2003            --            --            --
Administrative expense trend                         5.00%         4.00%         4.25%         5.00%         4.00%         4.25%


   A one-percentage-point change in the assumed health care cost trend rates would have the following effects:


                                                        ONE PERCENTAGE POINT INCREASE     ONE PERCENTAGE POINT DECREASE

Effect on total of service and interest cost components for 1999              $ 1,557                          $ (1,735)
Effect on 1999 accumulated postretirement benefit obligation                  $13,591                          $(14,420)


   During 1998, the Company amended its retiree healthcare plans to provide eligible retirees an option to elect coverage under a Medicare Plus Choice Program (the "Program"). For participants in the Program, medicare, major medical coverage and the Company's medical benefits coverage are replaced by a single insurance plan. Rather than funding coverage under the current supplemental plan, the Company pays a portion of the Program premiums totaling $60 per participant per month. The amendment resulted in a $33.2 million decrease in the Company's accumulated postretirement benefit obligation for 1998.

Other

As a condition of the purchase of the Company's assets from NSC, NSC agreed to retain liability for pension service and the cost of life and health insurance for employees of the Company's predecessor business who retired through May 1, 1983. NSC also retained the liability for pension service through May 1, 1983 for employees of the predecessor business who subsequently became active employees of the Company.

--------------------------------------------------------------------------------
NOTE 8
POSTEMPLOYMENT BENEFITS

The components comprising the Company's obligations for postemployment benefits are (i) workers' compensation; (ii) severance programs which include medical coverage continuation; and (iii) sickness and accident protection, which includes medical and life insurance benefits.

   Actuarial assumptions and demographic data, as applicable, that were used to measure the postemployment benefit obligation as of December 31, 1999 and 1998, were consistent with those used to measure pension and other postretirement benefit obligations for each respective year. As of December 31, 1999 and 1998, the Company had accrued $27.4 million and $27.6 million, respectively, for postemployment benefit obligations.

--------------------------------------------------------------------------------
NOTE 9
RESTRUCTURING CHARGES

In 1998, the Company recognized a $2.9 million restructuring charge stemming from a special voluntary retirement window offered to certain supervisory and managerial employees. The charge related to early retirement benefits.

22       WEIRTON STEEL CORPORATION ANNUAL REPORT

                                                                    WEIRTON
                                                               STEEL CORPORATION

--------------------------------------------------------------------------------

   In 1997, the Company recognized a $17.0 million restructuring charge stemming from a voluntary retirement window offered to its represented employees as a result of a collective bargaining agreement. Approximately $10.4 million of the restructuring charge related to pension benefits with the remainder resulting from other separation benefits for employees retiring during the retirement window.

   The 1998 restructuring charge consisted of a $2.1 million charge to the Company's accrued pension cost and a $0.8 million charge to other long term liabilities. In 1999, the Company paid $0.2 million related to the other long term liability component of the 1998 restructuring charge, leaving a remaining liability associated with the other long term portion of the charge of $0.6 million. The Company made no pension contributions in 1999. The liability associated with the accrued pension portion of the 1998 restructuring charge was included in the Company's total accrued pension cost as of December 31, 1999.

--------------------------------------------------------------------------------
NOTE 10
INCOME TAXES

Deferred income tax assets and liabilities are recognized reflecting the future tax consequences of net operating loss and tax credit carryforwards and differences between the tax basis and the financial reporting basis of assets and liabilities. The components of the Company's deferred income tax assets and liabilities were as follows:

DECEMBER 31,                                    1999              1998

Deferred tax assets:
   Net operating loss and tax credit
      carryforwards                          $  89,240         $ 103,625
   Deductible temporary differences:
      Allowance for doubtful accounts            2,973             2,407
      Inventories                               17,691            17,262
      Pensions                                  35,605            31,909
      Workers' compensation                     10,673            10,050
      Postretirement benefits other
         than pensions                         138,544           140,923
      Other deductible temporary
         differences                            16,822            16,978
   Valuation allowance                         (39,712)          (46,868)
                                             ---------         ---------
                                               271,836           276,286
Deferred tax liabilities:
   Accumulated depreciation                   (120,209)         (124,812)
                                             ---------         ---------
Net deferred tax asset                       $ 151,627         $ 151,474
                                             =========         =========

   As of December 31, 1999, the Company had available, for federal and state income tax purposes, regular net operating loss carryforwards of approximately $141.0 million expiring in 2007 through 2011; an alternative minimum tax credit of approximately $25.8 million; and general business tax credits of approximately $8.4 million expiring in 2000 to 2005.

   In 1999, 1998 and 1997, as a result of its deferred tax attributes, the Company did not generate any liability for regular federal income tax purposes. The Company recognized a liability for alternative minimum tax of $8.4 million, $3.3 million and $2.2 million in 1999, 1998 and 1997, respectively.

   The Company has recognized that it is more likely than not that certain future tax benefits will be realized as a result of current and future income. Accordingly, the valuation allowance has been reduced in the current year to reflect greater anticipated net deferred tax asset utilization.

   At December 31, 1999, the deferred tax asset related to postretirement benefits other than pensions was $138.5 million. Based upon the length of the period during which this deferred tax asset can be utilized and the Company's expectations that under its current business strategy it will be able to generate taxable income over the long term, the Company believes that it is more likely than not that future taxable income will be sufficient to fully offset these future deductions.

   The length of time associated with the carryforward period available to utilize net operating losses and certain tax credits not associated with postretirement benefits other than pension liabilities is more definite. A significant portion of these net operating losses are attributable to the realization of differences between the tax basis and financial reporting basis of the Company's fixed assets. In the aggregate, such differences, including depreciation, are expected to reverse within the allowable carryforward periods. In addition, certain tax planning strategies that include, but are not limited to, changes in methods of depreciation for tax purposes, adjustments to employee benefit plan funding strategies and potential sale leaseback arrangements, could be employed to avoid expiration of the attributes. Notwithstanding the Company's belief that it will be able to utilize its deferred tax assets, the Company has recorded a valuation allowance of $39.7 million against its deferred tax assets.

1999
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS, OR IN MILLIONS OF DOLLARS WHERE INDICATED)

--------------------------------------------------------------------------------

   The elements of the Company's deferred income taxes associated with its results for the years ended December 31, 1999, 1998 and 1997, respectively, are as follows:

                                                 1999            1998            1997

Current income tax provision (benefit):
   Federal                                     $ 8,381         $ 3,265         $(2,556)
Deferred income tax
  provision (benefit)                            7,002          (5,977)         (6,040)
Valuation allowance                             (7,156)          1,321           4,298
                                               -------         -------         -------
     Total income tax
      provision (benefit)                      $ 8,227         $(1,391)        $(4,298)
                                               =======         =======         =======


   The total income tax provision (benefit) recognized by the Company for the years ended December 31, 1999, 1998 and 1997, reconciled to that computed under the federal statutory corporate rate as follows:

                                      1999             1998             1997

Tax provision (benefit) at
  federal statutory rate          $ 13,711         $ (2,631)        $ (7,714)
State income taxes,
  net of federal                     1,567             (301)            (882)
Other                                  105              220               --
Change in valuation
  allowance                         (7,156)           1,321            4,298
                                  --------         --------         --------
Income tax provision
  (benefit)                       $  8,227         $ (1,391)        $ (4,298)
                                  ========         ========         ========


--------------------------------------------------------------------------------
NOTE 11
REDEEMABLE STOCK

In June 1989, the Company sold 1.8 million shares of the Series A Preferred to the 1989 ESOP which has since allocated those shares to participants. Each share of Series A Preferred is convertible at any time into one share of common stock, subject to adjustment, is entitled to 10 times the number of votes allotted to the common stock into which it is convertible, and has a preference on liquidation over common stock of $5 per share. The Series A Preferred has no preference over common stock as to dividends. The Series A Preferred is not intended to be readily tradable on an established market. As such, shares of Series A Preferred distributed to 1989 ESOP participants following termination of service are given a right, exercisable for limited periods prescribed by law, to cause the Company to repurchase the shares at fair value. The Company also has a right of first refusal upon proposed transfers of distributed shares of Series A Preferred. In 1994, the 1989 ESOP was amended to provide for recontribution to the plan of shares of Series A Preferred re-acquired by the Company and their allocation among active employee participants on a per capita basis. If not repurchased by the Company or reacquired by the 1989 ESOP, shares of Series A Preferred automatically convert into common stock upon transfer by a distributee.

--------------------------------------------------------------------------------
NOTE 12
STOCK PLANS

The Company has two stock option plans (the "1987 Stock Option Plan" and the "1998 Stock Option Plan"), an employee stock purchase plan (the "1994 Employee Stock Purchase Plan") and deferred and stock compensation plans for nonemployee members of the board of directors (the "Directors' Deferred Compensation Plan" and the "Directors' Stock Compensation Policy").

1987 and 1998 Stock Option Plans

The Company may grant options for up to 750,000 shares under the 1987 Stock Option Plan as amended. Under the plan, the option exercise price equals the stock's market price on the date of grant. Generally, the options granted under the 1987 Stock Option Plan vest in one-third increments beginning on the date of grant, with the remaining two-thirds becoming exercisable after the second and third years. The options expire approximately 10 years from the date of grant.

   Under the 1998 Stock Option Plan, the Company may grant options for up to 3,250,000 shares. The option price and vesting requirements are determined by a Stock Option Committee appointed by the board of directors. All options granted and outstanding will vest on June 23, 2002. The options expire the following day. The options are subject to accelerated vesting based on the attainment of certain market prices for the Company's common stock. The stock prices range from $3.88 to $8.00, and the price must be maintained for 30 consecutive trading days for accelerated vesting to occur. The options that vest pursuant to the accelerated provision will expire on June 24, 2002. As of December 31, 1999, none of the options had vested.

24       WEIRTON STEEL CORPORATION ANNUAL REPORT

                                                                    WEIRTON
                                                               STEEL CORPORATION

--------------------------------------------------------------------------------

   The following is a summary of stock option activity under the 1987 and 1998 Stock Option Plans:

                                      1987 STOCK OPTION PLAN             1998 STOCK OPTION PLAN
                                  -----------------------------      ------------------------------
                                               WEIGHTED AVERAGE                    WEIGHTED AVERAGE
                                    SHARES       EXERCISE PRICE         SHARES       EXERCISE PRICE

Balance Dec. 31, 1996              750,000             $   7.84             --                $  --
   Granted                              --                   --             --                   --
   Exercised                            --                   --             --                   --
   Repurchased/Forfeited          (168,334)                8.30             --                   --
                                  --------                           ---------

Balance Dec. 31, 1997              581,666                 7.71             --                   --
   Granted                         173,000                 3.13      2,875,000                 3.88
   Exercised                            --                   --             --                   --
   Repurchased/Forfeited          (169,666)                8.53             --                   --
                                  --------                           ---------

Balance Dec. 31, 1998              585,000                 6.12      2,875,000                 3.88
   Granted                         178,750                 1.75         99,750                 3.88
   Exercised                        (1,834)                2.50             --                   --
   Repurchased/Forfeited           (62,500)                7.32       (201,250)                3.88
                                  --------                           ---------
Balance Dec. 31, 1999              699,416             $   4.91      2,773,500             $   3.88

   The following table represents additional information with regard to the 1987 Stock Option Plan at December 31, 1999:


                                            OUTSTANDING                                          EXERCISABLE
                    -------------------------------------------------------            ------------------------------
                                             WEIGHTED      WEIGHTED AVERAGE                                  WEIGHTED
RANGE OF            NUMBER OF                 AVERAGE             REMAINING            NUMBER OF              AVERAGE
EXERCISE PRICES        SHARES          EXERCISE PRICE      CONTRACTUAL LIFE               SHARES       EXERCISE PRICE


$1.75-4.375           435,416                   $2.60            8.14 years              265,383                $2.87
$8.69-8.89            264,000                   $8.70            4.89 years              264,000                $8.70


   The fair value of each stock option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 1999 and 1998. There were no option grants in 1997.

                                          1999          1998

1987 Stock Option Plan:
   Fair value of option granted          $1.08         $1.90
   Average risk free interest rate        5.35%         5.53%
   Expected dividend yield                   0%            0%
   Expected life of options               7 years       7 years
   Expected volatility rate               0.55          0.53

1998 Stock Option Plan:
   Fair value of option granted          $1.91         $0.70
     Average risk free interest rate      6.25%         6.30%
   Expected dividend yield                   0%            0%
   Expected life of options               2.5 years     5 years
   Expected volatility rate               0.76          0.39


1994 Employee Stock Purchase Plan

In October 1994, the Company registered 5.0 million shares of its common stock to be offered over a five-year period beginning January 1, 1995, to eligible employees under its 1994 Employee Stock Purchase Plan. The 1994 Employee Stock Purchase Plan provided for participants to purchase the Company's common stock at 85% of the lesser of the stock's closing price at the beginning or the end of each year. As of December 31, 1999, 167,475 shares valued at approximately $0.2 million were issuable in accordance with the 1994 Employee Stock Purchase Plan.

1999
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS, OR IN MILLIONS OF DOLLARS WHERE INDICATED)

--------------------------------------------------------------------------------

Directors' Deferred Compensation Plan

During 1991, the Company adopted a deferred compensation plan (the "Directors' Deferred Compensation Plan") to permit nonemployee members of the board of directors to receive shares of common stock in lieu of cash payments for total compensation or a portion thereof for services provided in their capacity as a member of the board of directors. The Company reserved 445,000 shares for issuance under the Directors' Deferred Compensation Plan. Shares to directors are issued to a non-qualified trust until such time as the shares are distributed to the directors. The cost of the shares held in the trust are accounted for as a reduction to equity. The liability to compensate the directors is retained until such time as the shares are issued from the trust. The Directors' Deferred Compensation Plan provides for the stock portion of the directors' compensation to be valued at 90% of the lesser of the stock's average trading price at the beginning and the end of each year. As of December 31, 1999, 127,919 shares valued at $0.2 million were issuable to the directors who selected deferred compensation for 1999, and a total of 210,591 shares with a cost of $0.7 million were held by the trust for future distribution.

Directors' Stock Compensation Policy

Under a stock compensation policy initiated in 1998, the Company's non-employee directors received a portion of their annual retainers payable in shares of the Company's common stock. As of December 31, 1999, 8,719 shares were issuable to non-employee directors. The directors may elect to defer all or a portion of the shares to the trust under the Directors' Deferred Compensation Plan.

NOTE 13
STOCK BASED COMPENSATION

The Company accounts for its stock plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," under which compensation costs, if applicable, have been determined. Had compensation costs for these plans been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," (SFAS No. 123), net income (loss) and earnings per share would have been reduced to the following:

                                              1999             1998               1997
Net income (loss):
   As reported                          $   30,947        $  (6,127)        $  (17,742)
   Pro forma                                30,549           (6,598)           (18,041)

Basic income (loss) per share:
   As reported                          $     0.74        $   (0.15)        $    (0.42)
   Pro forma                                  0.73            (0.16)             (0.42)

Diluted income (loss) per share:
   As reported                          $     0.71        $   (0.15)        $    (0.42)
   Pro forma                                  0.71            (0.16)             (0.42)


   Because the SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation costs may not be representative of that expected in future years.

--------------------------------------------------------------------------------
NOTE 14
ESOP FINANCING

The purchase by the 1989 ESOP of the Series A Preferred was financed through the issuance of a $26.1 million promissory note to the Company payable ratably over a 10 year period. The Company's contribution to the 1989 ESOP for the principal and interest components of debt service was immediately returned. As such, the respective interest income and expense on the ESOP notes were entirely offset within the Company's net financing costs. As of December 31, 1999, 1,622,033 shares of Series A Preferred were allocated to participants of the 1989 ESOP.


26       WEIRTON STEEL CORPORATION ANNUAL REPORT

                                                                    WEIRTON
                                                               STEEL CORPORATION

--------------------------------------------------------------------------------

NOTE 15
PURCHASES OF COMMON STOCK FOR TREASURY

During April 1998, the Company announced that it had been authorized by the board of directors to repurchase up to 10%, or approximately 4.2 million shares, of its outstanding common stock (the "Board Resolution"). During 1998, the Company paid $6.3 million to repurchase approximately 1.8 million shares of its outstanding common stock at prices ranging from $1.75 to $4.50 per share. There were no repurchases of outstanding common stock during 1999 pursuant to the Board Resolution. Repurchased shares of common stock are held in the Company's treasury.

NOTE 16
EARNINGS PER SHARE

In February 1997, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"). SFAS No. 128 differs from prior accounting guidance in that earnings per share is classified as basic earnings per share and diluted earnings per share, compared to primary earnings per share and fully diluted earnings per share under current standards. Basic earnings per share differs from primary earnings per share in that it includes only the weighted average common shares outstanding and does not include any dilutive common stock equivalents in the calculation. Diluted earnings per share under the new standard differs in certain calculations compared to fully diluted earnings per share under the existing standards. For the years ended December 31, 1998 and 1997, basic and diluted earnings per share were the same; however, securities totaling 1,725,548 shares and 1,760,090 shares, respectively, were excluded from the diluted earnings per share calculation due to their anti-dilutive effect. The following represents a reconciliation between basic earnings per share and diluted earnings per share for the year ended December 31, 1999.

FOR THE YEAR ENDED                                                          INCOME
DECEMBER 31, 1999                         INCOME            SHARES       PER SHARE

Basic earnings per share:
      Net income                      $   30,947        41,600,077        $   0.74
Effect of dilutive securities:
   Series A Preferred                         --         1,669,869              --
   Stock options                              --            28,736              --
                                      ----------        ----------        --------
Diluted earnings per share:
   Net income                         $   30,947        43,298,682        $   0.71
                                      ==========        ==========        ========

NOTE 17
ENVIRONMENTAL COMPLIANCE, LEGAL PROCEEDINGS AND COMMITMENTS AND CONTINGENCIES

Environmental Compliance

The Company, as well as its domestic competitors, is subject to stringent federal, state and local environmental laws and regulations concerning, among other things, waste water discharges, air emissions and waste disposal. The Company spent approximately $0.8 million for pollution control capital projects in 1999.

   The Company continued its environmental remediation and regulatory compliance activities required under its 1996 consent decree with federal and state environmental authorities that had settled certain water discharge, air emissions and waste handling enforcement issues. Under the consent decree, the Company committed to undertake environmental upgrade and modification projects totaling approximately $19.8 million, of which $15.3 million had been spent through December 31, 1999.

   As part of a related corrective action order, the Company also continued its investigative activities and interim corrective measures aimed at determining the nature and extent of hazardous substances which might be located on its property. These activities are being accomplished on an area by area basis and generally are at an early stage. Because the Company does not know the nature and extent of hazardous substances which may be located on its properties, it is not possible at this time to estimate the ultimate cost to comply with the corrective action order.

   At December 31, 1999, the Company had accrued approximately $9.0 million related to the consent decree, the corrective action order, and other environmental liabilities.

   The Company believes that NSC is obligated to reimburse the Company for a portion of the costs that have been and may be incurred by the Company to comply with the corrective action order. Pursuant to the agreement whereby the Company purchased the former Weirton Steel Division of NSC in 1984, NSC retained liability for cleanup costs related to solid or hazardous waste facilities, areas or equipment as long as such were not used by the Company in its operations subsequent to the acquisition. As potentially reimbursable costs are incurred, the Company has been and may continue to be reimbursed by NSC. In 1999, the Company received $2.2 million from NSC for remediation costs that were subject to the indemnification.

1999
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS, OR IN MILLIONS OF DOLLARS WHERE INDICATED)

--------------------------------------------------------------------------------

Legal Proceedings

The Company, in the ordinary course of business, is the subject of, or party to, various pending or threatened legal actions. The Company believes that any ultimate liability resulting from these actions will not have a material adverse effect on its financial position or results of operations. On a quarterly and annual basis, management establishes or adjusts financial provisions and reserves for contingencies in accordance with SFAS No.
5, "Accounting for Contingencies."

Commitments and Contingencies

In October 1991, the Company entered into a supply agreement with a subsidiary of Cleveland-Cliffs Inc. to provide the majority of its iron ore pellet requirements beginning in 1992 and extending through 2006.

   The Company has a 15-year agreement expiring in 2011 to purchase 100% of its oxygen and nitrogen requirements from an independent party. The contract specifies that the Company will pay a base monthly charge that is adjusted annually based upon a percentage of the change in the producers price index for industrial commodities.

   In 1996, the Company entered into an agreement commencing on January 1, 1997 through December 31, 2001, with USX Corporation to purchase blast furnace coke. The agreement provides for the purchase of the greater of 850,000 tons of blast furnace coke annually, or 80% of the actual annual requirement of the Company. Such quantities are subject to adjustment based upon changes in the Company's operating levels. The price is to be the prevailing market price (subject to a ceiling and floor) for blast furnace coke.

   The Company has guaranteed certain debt repayment obligations of GalvPro. The Company has a partner loan facility with MetalSite whereby the Company funded a significant portion of MetalSite's operations in 1999. The Company expects to continue to fund a portion of MetalSite's operations in 2000. The Company's ownership percentage in MetalSite may be decreased by interests granted in accordance with MetalSite's Management Ownership Plan (see Note 20 "Subsidiaries and Joint Ventures") and by options which may be exercised by Internet Capital Group, Inc. (see Note 21 "Sale of MetalSite Investment").

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

Redeemable Preferred Stock

The fair value of the Series A Preferred stock was determined based upon an independent appraisal performed as of December 31, 1999 and 1998.

Long Term Debt Obligations

The fair values of the Company's long term debt obligations are estimated based upon quoted market prices.

   The estimated fair values of the Company's financial instruments are as follows as of December 31, 1999 and 1998, respectively:

                                       1999                           1998
                            ------------------------        ------------------------
                            CARRYING            FAIR        CARRYING            FAIR
                              AMOUNT           VALUE          AMOUNT           VALUE

Cash and equivalents        $209,270        $209,270        $ 68,389        $ 68,389
Redeemable
   Preferred stock            22,990          10,819          23,543           2,651
Long term debt
   obligations               304,768         302,957         304,626         277,925

28       WEIRTON STEEL CORPORATION ANNUAL REPORT

                                                                    WEIRTON
                                                               STEEL CORPORATION

--------------------------------------------------------------------------------

Significant Group Concentrations of Credit Risk

One customer accounted for 11%, 12% and 11% of net sales in 1999, 1998 and 1997, respectively. One customer accounted for 10% of trade receivables as of December 31, 1999.

   As of December 31, 1998, the Company had trade receivables outstanding of $12.8 million from customers who had been acquired in leveraged transactions. These amounts were immaterial as of December 31, 1999.

--------------------------------------------------------------------------------
NOTE 20
SUBSIDIARIES AND JOINT VENTURES

The Company currently has investments in four joint ventures which the Company accounts for using the equity method of accounting at December 31, 1999:

MetalSite

MetalSite General Partner, LLC and MetalSite L.P. (collectively "MetalSite") were formed in the fourth quarter of 1998 as partnership ventures. MetalSite offers a secure Web-based marketplace for the online purchase of metal products from various suppliers and provides the latest industry news and information. At December 31, 1999, the partnership included the Company, Internet Capital Group, Inc., LTV Corporation, Steel Dynamics Inc., Bethlehem Steel Corporation and Ryerson Tull, Inc. (the "Partnership").

   Summarized consolidated financial information for MetalSite General Partner, LLC follows:

                                   1999            1998
Income data(1)
   Revenues                     $ 1,575          $    1
   Operating loss                (7,674)           (120)
   Net loss                      (5,889)            (73)
Balance sheet data
   Current assets                   921           1,132
   Noncurrent assets              1,096           1,616
   Current liabilities            2,500             944
   Noncurrent liabilities       $ 5,415          $1,827

(1) Income data is presented for the year ended December 31, 1999 and for the period from MetalSite's inception (November 15, 1998) through December 31, 1998.

   Prior to the formation of the Partnership on November 15, 1998, for the period from January 1, 1998 through November 15, 1998, and for the year ended December 31, 1997, the Company incurred research and development expenditures related to the creation of the infrastructure of MetalSite of $3.0 million and $1.0 million, respectively.

   On December 29, 1999, the Company sold a portion of its investment to Internet Capital Group, Inc. (See Note 21 "Sale of MetalSite Investment.") As of December 31, 1999, the Company owned approximately 24% of MetalSite and the net carrying amount of the Company's investment in MetalSite was $(0.1) million.

WeBCo

WeBCo International LLC("WeBCo) was formed in 1997 with the Balli Group, plc. The primary function of WeBCo is to market and sell the Company's products globally. As of December 31, 1999, the Company owned 50% of WeBCo, and the carrying amount of the Company's investment in WeBCo was $1.7 million.

   WeBCo has receivables due from major foreign customers denominated in Pound Sterling and the German Deutsche Mark. WeBCo utilizes forward contracts to mitigate the risk associated with fluctuations in foreign currency exchange rates that would affect the amounts ultimately collectible from these receivables. These contracts mature on or before January 31, 2000. WeBCo's net realized gain resulting from the forward contracts as of December 31, 1999 was $1.1 million. The Company recognizes its percentage of unrealized and realized gains and losses related to these contracts based on the equity method of accounting.

GalvPro

GalvPro LP ("GalvPro" formerly "Galvstar LP") was formed in 1997 with affiliates of Dutch steelmaker Koninklijke Hoogovens (now a unit of Corus Group plc) for the purpose of constructing and operating a 300,000 ton hot-dipped galvanizing line. Construction of GalvPro's Indiana facility continued through 1999, with initial production commencing in the fourth quarter. No investments in GalvPro were made in 1999. During 1998, the Company invested $6.9 million in GalvPro. As of December 31, 1999, the Company owned 45% of GalvPro, and the carrying amount of the Company's investment in GalvPro was $4.4 million.

   Construction of GalvPro's facility was being financed primarily through a ten year loan of up to $49.0 million secured by GalvPro's assets. In connection with the initial funding of the loan, the Company, jointly and severally with affiliates of Corus, agreed to prepay a total of up to $6.0 million of the loan if GalvPro's facility failed to attain certain defined efficiency standards within an allowed period of time after operations commenced. The Company

1999
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS, OR IN MILLIONS OF DOLLARS WHERE INDICATED)

--------------------------------------------------------------------------------

and Corus affiliates have each secured their respective obligation to the other by pledging their interest in GalvPro. GalvPro successfully commenced operations in October 1999, and the Company's management believes that the likelihood that GalvPro will fail to meet the minimum operating performance level is remote. Notwithstanding management's belief, GalvPro, together with the project lender is loss payee under a policy of efficacy insurance carried by the project's general contractor providing up to $4.0 million if GalvPro fails to attain the defined production standards in a timely manner.

W&A

W&A Manufacturing LLC ("W&A") was formed in 1998 with ATAS International for the purpose of manufacturing steel roofing products. No investments in W&A were made in 1999. During 1998, the Company invested $0.9 million in W&A. As of December 31, 1999, the Company owned 50% of W&A, and the carrying amount of the Company's investment in W&A was $0.7 million.

Related Party Transactions

The Company's purchases from unconsolidated subsidiaries totaled $62.6 million and $27.7 million in 1999 and 1998, respectively. The Company's sales of steel to unconsolidated subsidiaries totaled $36.0 million and $6.0 million in 1999 and 1998, respectively. These transactions arose in the ordinary course of business and were transacted at arms-length. The Company had no purchases from or sales to unconsolidated subsidiaries in 1997. Pursuant to certain service agreements, the Company provides services to unconsolidated subsidiaries. The Company billed the unconsolidated subsidiary for the service at amounts approximating the cost to provide the service. Such amounts totaled $0.4 million in 1999, $0.4 million in 1998 and $0.1 million in 1997. At December 31, 1999 and 1998, the Company had outstanding receivables from unconsolidated subsidiaries of $15.9 million and $1.7 million, respectively. At December 31, 1999, the Company had a $5.0 million note receivable and loan facility with MetalSite. A portion of this amount relates to loans to MetalSite in 1998 for $1.8 million at an 8% fixed interest rate. The remaining $3.2 million represents amounts borrowed by MetalSite in 1999 under its partner loan facility at the PNC Bank prime interest rate plus 1%. The Company's equity in MetalSite's losses has been netted against the note receivable and loan facility. There were no dividends or partnership distributions received from equity affiliates in 1999, 1998, or 1997.

NOTE 21
SALE OF METALSITE INVESTMENT

Prior to December 29, 1999, the Company had a majority interest in MetalSite. On December 29, 1999, the Company sold a portion of its investment in MetalSite to Internet Capital Group, Inc. ("ICG") resulting in a net pretax gain of $170.1 million. MetalSite's results of operations are consolidated with the Company's results through December 29, 1999, and are reported under the equity method thereafter.

   Pursuant to the purchase agreement, ICG has been granted options to purchase an additional interest in MetalSite upon the occurrence of certain events, including completion of an underwritten public offering of equity securities by MetalSite (a"MetalSite Public Offering"). After a MetalSite Public Offering, ICG will have a 30 day option exercise period commencing 30 days after any period of time during which the Company, pursuant to a "lock-up" agreement, is restricted from disposing of equity securities of MetalSite. ICG's option would enable them to purchase an additional 10% equity interest (determined on a pre-offering basis) in MetalSite at an average market price based upon the trading prices of MetalSite's equity securities during a ten-day period prior to notice of exercise of such option. Pursuant to this option, MetalSite, at its discretion, can sell shares equivalent to such 10% interest to ICG. If MetalSite decides not to or fails to sell shares equivalent to such additional 10% interest to ICG, then the Company is obligated to sell the portion of its equity securities of MetalSite to ICG that would be equivalent to a 10% interest in MetalSite.

   ICG has also been granted options to purchase any or all of the Company's remaining interest in MetalSite in the event of a change in control of the Company as defined in the purchase agreement. In the event of a change in control of the Company prior to the completion of a MetalSite Public Offering, ICG will have the option to purchase any or all of the Company's remaining interest in MetalSite at a mutually agreed fair market value price or, in the absence of agreement, an independently appraised fair market value price. In the event of a change in control of the Company after completion of a MetalSite Public Offering, ICG will have the option to purchase any or all of the Company's remaining interest in MetalSite at an average market price based upon trading prices of MetalSite's equity securities during the ten-day period prior to notice of exercise of such an option.

30       WEIRTON STEEL CORPORATION ANNUAL REPORT

MANAGEMENT'S RESPONSIBILITY STATEMENT

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



/s/ Richard K. Riederer
-----------------------
Richard K. Riederer
Chief Executive Officer


/s/ Mark E. Kaplan
-----------------------
Mark E. Kaplan
Principal Accounting Officer




REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

--------------------------------------------------------------------------------

To the Board of Directors of  Weirton Steel Corporation:

We have audited the accompanying consolidated balance sheets of Weirton Steel Corporation (a Delaware corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Weirton Steel Corporation and subsidiaries as of December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP
-----------------------
Arthur Andersen LLP

Pittsburgh, Pennsylvania
January 25, 2000

SELECTED FINANCIAL AND STATISTICAL DATA

--------------------------------------------------------------------------------


                                                                             DECEMBER 31
                                                ------------------------------------------------------------------
(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)       1999           1998           1997          1996           1995

Net sales                                       $ 1,092        $ 1,255        $ 1,397       $ 1,383        $ 1,352
Operating costs                                   1,181          1,220          1,372         1,397          1,252
Depreciation                                         61             61             61            58             55
Asset impairment                                     23             --             --            --             --
Income taxes (benefit)                                8             (1)            (4)          (11)            13
Profit sharing                                       16             --             --            --           24.2
Contribution to ESOP                                  1              3              3             3              3
Gain on sale of investment                          170             --             --            --             --
Net income (loss)                                    31             (6)           (18)          (50)            48
Net income (loss) per diluted share                0.71          (0.15)         (0.42)        (1.18)          1.10
Total assets                                      1,188          1,196          1,283         1,301          1,314
Additions to property, plant and equipment           22             50             45            83             52
Long term debt obligations                          305            305            389           431            408
Redeemable preferred stock, net                      23             22             21            18             16
Working capital                                 $   290        $   196        $   294       $   291        $   340
Number of common shares
   outstanding at year end, (in thousands)       41,614         41,195         42,637        42,353         42,014
Number of preferred shares
   outstanding at year end, (in thousands)        1,652          1,657          1,727         1,748          1,729
Stockholders' equity                            $   154        $   122        $   133       $   149        $   199
Stockholders' equity per common share           $  3.70        $  2.95        $  3.12       $  3.52        $  4.73





SELECTED QUARTERLY FINANCIAL DATA



                                             QUARTERLY PERIODS IN 1999                         QUARTERLY PERIODS IN 1998
(DOLLARS IN MILLIONS,             --------------------------------------------      -----------------------------------------------
EXCEPT PER SHARE DATA)              4TH           3RD          2ND         1ST         4TH           3RD           2ND          1ST

Net sales                         $ 280         $ 280       $  267      $  265      $  262        $  315        $  336       $  341
Gross profit                          9            17           25           3          18            33            45           42
Operating income (loss)             (62)(1)        (6)         0.1         (22)         (6)           10            16           14
Net income (loss)                    82 (2)       (14)          (9)        (28)        (13)           (1)            5            2
Basic earnings per share          $1.96        $(0.33)      $(0.22)     $(0.67)     $(0.32)       $(0.01)       $ 0.12       $ 0.05
Diluted earnings per share        $1.88        $(0.33)      $(0.22)     $(0.67)     $(0.32)       $(0.01)       $ 0.12       $ 0.05

(1) Includes an asset impairment charge of $22.5 million and a profit sharing provision of $15.5 million.

(2)      Includes gain on sale of investment of $170.1 million.



32       WEIRTON STEEL CORPORATION ANNUAL REPORT

WEIRTON STEEL CORPORATION

--------------------------------------------------------------------------------

BOARD OF DIRECTORS
Richard R. Burt, Chairman(A, B, D)
Chairman
IEP Advisors, Inc.
Washington, DC

Michael Bozic(B, C, E)
Vice Chairman
Kmart Corporation
Troy, Michigan

Craig T. Costello(B)
Executive Vice President
Weirton Steel Corporation
Weirton, West Virginia
Retiring effective April 1, 2000

Earl E. Davis, Jr.(B, D)
Executive Vice President
Commercial
Weirton Steel Corporation
Weirton, West Virginia

Robert J. D'Anniballe, Jr.(A, D)
Managing Attorney
Marshall, Dennehey, Warner,
Coleman and Goggin
Weirton, West Virginia

George E. Doty, Jr.(B, D)
Managing Director
Bear, Stearns & Co. Inc.
New York, New York

Mark G. Glyptis(B, D, E)
President
Independent Steelworkers Union
Weirton, West Virginia

Ralph E. Reins(A, B)
Chairman and CEO
Qualitor, Inc.
Southfield, Michigan

Robert S. Reitman(B, C)
Principal
Riverbend Advisors
Gates Mills, Ohio

Richard K. Riederer(E)
Chief Executive Officer
Weirton Steel Corporation
Weirton, West Virginia

Richard F. Schubert(C, D)
Chairman Emeritus
International Youth Foundation
Washington, DC

Thomas R. Sturges(A, D)
Executive Vice President and
Chief Financial Officer
Hawkeye Communications, Inc.
New York, New York

Ronald C. Whitaker(B, C, E)
Former President and CEO
Johnson Worldwide Associates
Sturtevant, Wisconsin

D. Leonard Wise(A, B, C, D, E)
Former President and CEO
Carolina Steel Corp.
Greensboro, North Carolina


EXECUTIVE OFFICERS OF THE COMPANY
Richard K. Riederer
Chief Executive Officer

John H. Walker
President and Chief Operating Officer
Effective March 21, 2000

Craig T. Costello
Executive Vice President
Retiring effective April 1, 2000

Earl E. Davis, Jr.
Executive Vice President - Commercial

David L. Robertson
Executive Vice President
Human Resources and Corporate Law

Narendra M. Pathipati
Senior Vice President
Corporate Development and Strategy

Thomas W. Evans
Vice President
Materials Management

William R.Kiefer
Vice President - Law and Secretary

Frank G. Tluchowski
Vice President
Engineering and Technology

Mark E. Kaplan
Vice President - Information Technology
Controller

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

Design: BD&E Pittsburgh, Pennsylvania

34       WEIRTON STEEL CORPORATION ANNUAL REPORT