Form 10-K, Exhibit 13
period 2000-12-31
WEIRTON STEEL CORP
filed 2001-04-02
CIK 849979

                                                                    EXHIBIT 13.1

2000 MANAGEMENT'S DISCUSSION AND ANALYSIS
      OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements of Weirton Steel Corporation (the "Company" or "Weirton") including the notes thereto, which begin on page 13.

OVERVIEW

The Company is a major integrated producer of flat rolled carbon steels whose principal product lines consist of sheet and tin mill product. Sheet product includes hot and cold rolled and both hot-dipped and electrolytic galvanized steels. Tin mill product includes tin-plate, chrome coated and black plate.

The domestic steel industry is characterized by overcapacity relative to demand, cyclicality and price volatility, aggravated in recent years by global trade conditions. Domestic steel producers face significant competition, not only amongst themselves, but from foreign producers. The relative strength of foreign economies, including foreign markets for steel, and fluctuations in the value of the United States dollar against foreign currencies substantially affect the intensity of foreign competition. During the past three years, foreign producers exported record levels of steel into the United States, amounting to 38.0 million, 35.6 million and 41.4 million tons in 2000, 1999 and 1998, respectively. Imported steel, some of which was dumped in violation of United States trade laws, has adversely affected product prices in the United States and tonnages sold by domestic producers.

Unfairly priced and illegally dumped foreign steel has been a major factor in destabilizing the domestic steel industry, directly contributing to the bankruptcies of two major producers in 2000. Simply increasing efficiencies will not solve the problem. The Company and other domestic producers have sought and continue to seek legal and legislative remedies to stop the flow of illegally dumped steel imported into the United States.

On October 28, 1999, the Company filed a trade case against Japan for illegally pricing its tin mill products sold in American markets. On August 8, 2000, the International Trade Commission (ITC) set final antidumping duties of 95% on Japanese imports of tin mill products to be applied for a five-year period. However, on March 3, 2000, the ITC ruled that low-priced cold rolled imports from six countries, including Japan and Brazil, were not a threat to the U.S. steel industry, dropping cases that could have led to antidumping duties as high as 80%. The ITC preliminarily ruled on December 28, 2000 that hot rolled products imported from 10 countries harmed the domestic industry. The Commerce Department is expected to assess preliminary duties on these imports in early 2001. A final determination in this matter is expected from the ITC by the end of the third quarter in 2001.

--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

2000 Compared to 1999


The net loss for 2000 was $85.1 million or $2.06 per diluted share compared to net income of $30.9 million or $0.71 per diluted share in 1999. The results for 1999 include a net pretax gain of $170.1 million related to the sale of a portion of the Company's investment in MetalSite and a non-cash pretax asset impairment charge of $22.5 million associated with the write down of a long-lived asset to fair value. Excluding the effects of these non-recurring items, profit sharing, and the resulting impact on income taxes, the net loss for 1999 would have been $76.4 million or $1.84 per diluted share.

Total shipments in 2000 were 2,448 thousand tons compared to 2,514 thousand tons in 1999. Net sales were $1,117.8 million in 2000 compared to $1,130.4 million in 1999.

Shipments and selling prices improved slightly in the first half of 2000, but near record levels of imports caused steep declines in shipments and selling prices in the second half of the year.

Sheet product shipments in 2000 were 1,712 thousand tons compared to 1,743 thousand tons in 1999, a decrease of 2%. Sheet mill product shipments resulted in net sales of $679.6 million in 2000, an increase of $10.1 million compared to 1999. The increase in net sales is primarily attributable to an improvement in sheet product selling prices during the first half of 2000.

                                                                    WEIRTON
                                                               STEEL CORPORATION

--------------------------------------------------------------------------------


Tin mill product shipments in 2000 were 736 thousand tons compared to 771 thousand tons in 1999, a decrease of 5%. Tin mill product shipments resulted in net sales of $438.2 million in 2000, a decrease of $21.8 million compared to 1999. The decrease in net sales is primarily the result of the decrease in shipment volume.

Cost of sales per ton increased approximately $2 per ton from $428 per ton in 1999 to $430 per ton in 2000. The Company benefited from a two furnace configuration for most of 2000 and favorable raw material prices in the first half of 2000. These benefits were offset by a significant increase in natural gas costs in the fourth quarter of 2000 and lower shipment and production levels in the second half of 2000. In response to these conditions, the Company idled its No. 4 Blast Furnace in November 2000.

Selling, general and administrative expenses in 2000 were $41.7 million compared to $44.8 million in 1999. The decrease resulted primarily from the inclusion of MetalSite's selling, general and administrative costs during 1999, which had been consolidated. MetalSite's results were reported using the equity method of accounting during 2000. The decrease associated with MetalSite was partially offset by an increase in reserve for bad debt expense related to specific customers.

Depreciation expense increased $3.1 million from 1999 to 2000. The increase is primarily attributable to increased units of production depreciation associated with restarting the No. 4 Blast Furnace in December 1999. The furnace had been idled for most of 1999.

The Company's loss from unconsolidated subsidiaries increased $25.1 million from 1999 to 2000. The additional loss resulted primarily from the recognition of a $15.9 million loss associated with funding requirements of GalvPro resulting from start-up expenditures and adverse market conditions and an $11.1 million equity loss recorded for MetalSite.

Interest expense decreased $9.6 million in 2000 compared to 1999. The Company repaid $84.0 million in senior notes at maturity in October 1999, resulting in lower average outstanding debt during 2000.

The Company recorded an income tax benefit of $11.6 million in 2000 compared to an income tax provision of $8.2 million in 1999. The change resulted from the change in the Company's net income (loss) and a reduction in the effective tax rate due to increased valuation allowance requirements based on the Company's analysis of its ability to realize deferred tax assets.

The results for 1999 include a net pretax gain of $170.1 million related to the sale of a portion of the Company's investment in MetalSite.

During 1999, the Company recognized an asset impairment charge of $22.5 million associated with the write down of a slab sizing press to its estimated fair value.

In 1999, the Company recorded a provision for profit sharing of $15.5 million pursuant to the company wide Profit Sharing Plan. In 2000, there was no profit sharing provision due to the net loss incurred.

--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

1999 Compared to 1998

Net income for 1999 was $30.9 million or $0.71 per diluted share compared to a net loss of $6.1 million or $0.15 per diluted share in 1998. The results for 1999 included a net pretax gain of $170.1 million related to the sale of a portion of the Company's investment in MetalSite and a non-cash pretax asset impairment charge of $22.5 million associated with the write down of a long-lived asset to fair value. The results for 1998 included a pretax restructuring charge of $2.9 million associated with an employee reduction program. Excluding the effects of these non-recurring items, profit sharing, and the resulting impact on income taxes, the net loss for 1999 would have been $76.4 million or $1.84 per diluted share compared to a net loss for 1998 of $3.8 million or $0.09 per diluted share.

Total shipments in 1999 were 2,514 thousand tons compared to 2,575 thousand tons in 1998. Net sales were $1,130.4 million in 1999 compared to $1,296.7 million in 1998.

2000 MANAGEMENT'S DISCUSSION AND ANALYSIS
      OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Sheet product shipments in 1999 were 1,743 thousand tons compared to 1,771 thousand tons in 1998, a decrease of 2%. Sheet mill product shipments resulted in net sales of $669.5 million in 1999, a decrease of $114.7 million compared to 1998. The decrease in net sales is primarily attributable to a decrease in average selling prices.

Tin mill product shipments in 1999 were 771 thousand tons compared to 804 thousand tons in 1998, a decrease of 4%. Tin mill product shipments resulted in net sales of $460.0 million in 1999, a decrease of $52.5 million compared to 1998. The decrease in net sales is primarily attributable to the decrease in tin mill product selling prices and shipments.

Overall, lower shipments and selling prices were the result of unfairly priced imports which drastically weakened domestic steel pricing beginning in the second half of 1998 and continuing throughout 1999.

Cost of sales per ton decreased approximately $22 per ton from $450 per ton in 1998 to $428 per ton in 1999 due to the benefit of purchasing slabs in the open market to meet incremental requirements and a reduction in employee benefit costs.

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

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2000, the Company had cash and equivalents of $32.0 million compared to $209.3 million as of December 31, 1999. The Company's liquidity requirements arise primarily from working capital requirements, debt service and capital investments.

The Company's consolidated statements of cash flows for the years indicated are summarized below:

--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                2000        1999

Net cash provided (used) by
    operating activities          $ (84,919)   $ 80,589
Net cash provided (used) by
    investing activities            (77,628)    145,325
Net cash used by financing
    activities                      (14,696)    (85,033)
                                  ---------    --------
Increase (decrease) in cash       $(177,243)   $140,881
                                  =========    ========

Net cash flows provided (used) by operating activities were $(84.9) million and $80.6 million for the years ended December 31, 2000 and 1999, respectively. Cash flows from operations declined primarily due to higher inventory balances and lower accounts payable at December 31, 2000, and the payment of profit sharing and alternative minimum tax during the first quarter of 2000.

The Company's investing activities include capital spending for property, plant and equipment of $37.8 million and $21.6 million in 2000 and 1999, respectively. The Company used these expenditures to purchase, modernize or upgrade production equipment and business systems, maintain facilities and comply with environmental regulations. The Company plans capital expenditures for 2001 of up to $15.0 million, including up to $2.9 million for environmental projects. Depending on its cash resources and needs, some of these projects could be delayed or scaled back to increase the Company's flexibility. In addition, investing activities include loans and advances to unconsolidated subsidiaries of $40.9 million and $3.2 million in 2000 and 1999, respectively. The Company currently anticipates that funding for its joint ventures in 2001 will be limited to $1.0 million. In 1999, the increase in cash flow from investing activities was due to the sale of a portion of the Company's investment in MetalSite.

                                                                    WEIRTON
                                                               STEEL CORPORATION

--------------------------------------------------------------------------------


Net cash flows used by financing activities were $14.7 million for 2000 compared to $85.0 million in 1999. During the first half of 2000, the Company repurchased approximately 2.6 million shares of its outstanding common stock at a cost of $16.0 million and realized proceeds of $7.2 million from the exercise of stock options. Also during the first half of 2000, the Company retired approximately $5.8 million in long term debt prior to maturity through open market purchases. The Company repaid $84.0 million of senior notes in 1999.

Apart from its operations and investing activities, the Company's other sources of liquidity consist of its financing facilities. Through a wholly-owned subsidiary, Weirton Receivables Inc. ("WRI"), the Company has two receivables participation agreements: the WRI Receivables Participation Agreement and the Additional Receivable Facility. Under these facilities, the Company is able to receive cash in exchange for the sale of a participation interest in its accounts receivable. The WRI Receivables Participation Agreement provides for a total commitment of up to $80.0 million, including a letter of credit subfacility of up to $25.0 million. As of December 31, 2000, $25.0 million of funded participation interest had been sold and $8.8 million in letters of credit under the subfacility was outstanding. Subsequent to December 31, 2000, $5.0 million of the funded participation interest was redeemed.

The Additional Receivable Facility provides for a total commitment of up to $15.0 million. No funded participation interest had been sold under the Additional Receivable Facility as of December 31, 2000.

The base amount available for cash sale under both receivable facilities was approximately $3.6 million on December 31, 2000 and approximately $17.6 million on February 28, 2001.

The amount of participating interests committed to be purchased fluctuates depending upon the amounts and nature of receivables generated by the Company which are sold into the program, and certain financial tests applicable to them. The facilities are subject to termination events based on financial tests, periodic reporting requirements and a change in control of the Company. The financial tests focus on the Company's sales, the age of receivables and the amount of dilutive credits issued against the receivables. During 2000, the Company negotiated an amendment and a prospective waiver to the WRI Receivables Participation Agreement. The amendment excludes accounts receivable from certain affiliated entities and provides the Company with additional flexibility in financing and other arrangements with certain affiliates. The amendment is effective through March 2004. The waiver, dated November 21, 2000, relaxed one of the financial tests for a period from November 30, 2000 through April 30, 2001. Without the waiver, a termination event may have occurred. The Company anticipates that it will remain in compliance with all of the financial tests subsequent to April 30, 2001.

In March 2001, the Company and a group of banks agreed to an additional amendment to the Receivables Participation Agreement. The additional amendment relaxes certain restrictions on the availability of receivables for cash sale to the banks. The additional amendment will increase the total amount available under the facility.

The Company also has a working capital bank credit facility of up to $100.0 million secured by a first priority lien on the Company's inventory (the "Inventory Facility"). The agreement establishing the Inventory Facility contains a number of restrictive financial and other covenants typical of facilities of this kind and substantially similar to those in the Company's current senior notes indentures. However, certain of the covenants under the Inventory Facility become more restrictive than under the senior notes indentures when borrowing availability under the facility is less than $25.0 million. The amount available for borrowing is based on the amount and nature of the Company's inventory. The amount available can be reduced if the Company fails to achieve a certain minimum operating ratio. As of December 31, 2000, no amounts were outstanding under the Inventory Facility, and $90.6 million was available for borrowing. Subsequent to December 31, 2000, the Company borrowed $50.0 million from the Inventory Facility. On February 28, 2001, $28.2 million was available for borrowing. The amounts available for borrowing at December 31, 2000 and February 28, 2001 had been reduced because the Company had not achieved the

2000 MANAGEMENT'S DISCUSSION AND ANALYSIS
      OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


certain minimum operating ratio. While amounts are outstanding under the Inventory Facility, the agreement precludes the Company from prepaying any other outstanding debt.

At December 31, 2000, the Company had outstanding $243.0 million of publicly held senior notes under two substantially identical indentures. The senior notes are unsecured and contain no financial maintenance covenants. They do contain restrictive covenants that limit, among other things, the Company's ability to incur additional indebtedness, including liens and sale-leaseback transactions, and to make certain investments such as in joint ventures. As of December 31, 2000 and February 28, 2001, the Company's ability to incur additional indebtedness, excluding debt from the Inventory Facility, was limited to $100.0 million.

The Company's financing facilities contain typical default provisions, including cross default provisions. Generally, termination events under the WRI facilities and defaults under the senior notes constitute events of default under the Inventory Facility, and events of default under instruments for at least $25.0 million of borrowed money constitute events of default under the senior notes indentures.

The Company's net deferred tax assets were $153.8 million as of December 31, 2000, which consisted primarily of the carrying value of net operating loss carryforwards and other tax credits and net deductible temporary differences available to reduce the Company's cash requirements for the payment of future federal income tax. The Company was required in 2000 and 1999, and may be required in future periods, to make cash payments for income taxes under federal alternative minimum tax regulations.

As of December 31, 2000 and 1999, the Company had pension funding credits of approximately $76.8 million and $80.8 million, respectively. Accordingly, the Company is not required to contribute to its pension plan in 2001, nor was the Company required to, and therefore did not, contribute to its pension plan in 2000 or 1999.

The Company plans to substantially reduce cash outflows from investing activities in 2001 compared to 2000. The Company currently plans 2001 capital expenditures of up to $15.0 million compared to $37.8 million in 2000. The Company also plans to reduce loans and advances to joint ventures from $40.9 million in 2000 to less than $1.0 million in 2001. The Company also plans measures to reduce its overall operating costs, net working capital investment and cash outflows for financing activities in 2001 compared to 2000.

Based on these initiatives, the amount of cash on hand, the amount of cash expected to be generated from operating activities and amounts available under the Company's financing facilities, the Company expects to have sufficient cash to meet its short term cash needs.

--------------------------------------------------------------------------------

ENVIRONMENTAL MATTERS

The Company continued its environmental remediation and regulatory compliance activities required under its 1996 consent decree with federal and state environmental authorities that had settled certain water discharge, air emissions and waste handling enforcement issues. Under the consent decree, the Company committed to undertake environmental upgrade and modification projects totaling approximately $19.8 million, of which $16.1 million had been spent through December 31, 2000.

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

At December 31, 2000 and 1999, the Company had accrued approximately $9.0 million related to the consent decree, the corrective action order, and other environmental liabilities.

                                                                    WEIRTON
                                                               STEEL CORPORATION

--------------------------------------------------------------------------------


Depending on the circumstances, the Company, according to the purchase agreements by which it purchased its facilities in 1984, may be entitled to indemnification from National Steel Corporation for portions of the costs incurred in complying with the corrective action order.

--------------------------------------------------------------------------------

LABOR NEGOTIATIONS

Approximately 83% of the Company's workforce is covered under collective bargaining agreements which are scheduled to expire on March 25, 2001. The Company is currently conducting negotiations with the unions representing the employees in an effort to reach new collective bargaining agreements. Although the Company cannot predict the timing or results of its labor negotiations, it has generally been the practice of both the Company and its unions to extend current contract terms while new terms are being negotiated.

--------------------------------------------------------------------------------

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The fair values of cash and cash equivalents, receivables and accounts payable approximated carrying values and were relatively insensitive to changes in interest rates at December 31, 2000 due to the short term maturity of these instruments.

The Company's market risk strategy has generally been to obtain competitive prices for its products and services and allow operating results to reflect market price movements dictated by supply and demand for the Company's products.

In the normal course of business, the Company is exposed to market risk or price fluctuations on purchases of scrap, tin, zinc, oxygen, nitrogen, natural gas, electric power and other raw materials and utility requirements. As part of its market risk strategy, the Company has entered into fixed price, multiple year contracts for its iron ore pellets, oxygen, electricity and nitrogen requirements. The Company has a coke supply contract whereby it is able to purchase the greater of 850,000 tons of blast furnace coke annually or 80% of its actual annual coke requirements. Under the contract, the price of coke fluctuates with the market, subject to a ceiling and floor. The remaining 20% of the Company's coke requirements are sourced from the open market and are subject to market risk. Scrap, tin, zinc and other raw materials are generally purchased in the open market and are subject to price fluctuation. As of December 31, 2000, the Company had no significant derivative financial instruments or derivative commodity instruments outstanding.

A primary source of energy used by the Company in its steel manufacturing process is natural gas. For the three months ended December 31, 2000 and 1999, the average price of natural gas consumed by the Company was $5.82/mcf and $3.08/mcf, respectively, for a total cost of $17.0 million and $14.0 million, respectively. The Company expects its natural gas prices to remain relatively unchanged during the first quarter of 2001 for a total cost of approximately $16.5 million. A hypothetical 10% change in the Company's natural gas prices would result in a change in the Company's first quarter pretax income of approximately $1.5 million.

The Company's 50% owned unconsolidated venture, WeBCo, utilizes forward contracts to mitigate its exposure to changes in foreign currency exchange rates. At December 31, 2000, WeBCo had two outstanding forward contracts to sell foreign currencies. A hypothetical 10% change in the applicable 2000 year end spot rates would result in a change to WeBCo's pretax income of approximately $0.6 million.

As of December 31, 2000, the Company had the following financial liabilities where the fair value differed from the carrying value:

--------------------------------------------------------------------------------
                             CARRYING VALUE         FAIR VALUE

Long term debt                     $299,253           $121,758
Series A Redeemable
   Preferred Stock                 $ 21,111           $  1,815
--------------------------------------------------------------------------------

2000 MANAGEMENT'S DISCUSSION AND ANALYSIS
      OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RECENT ACCOUNTING PRONOUNCEMENTS

In September 2000, SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FASB Statement No. 125" was issued. SFAS No. 140 revises criteria for accounting for asset securitizations, other financial-asset transfers, and collateral and introduces new disclosures, but otherwise carries forward most of SFAS No. 125's provisions without amendment. SFAS No. 140 has an immediate impact through new disclosure requirements and amendments of the collateral provisions of SFAS No.
125. These changes must be applied for transactions occurring after March 31, 2001, except for certain required disclosures which must be applied for fiscal years ending after December 15, 2000. The Company is currently evaluating the effects of SFAS No. 140 and is preparing a plan for implementation. The required disclosures are included in Note 6 to the consolidated financial statements.

In the fourth quarter of 2000, the Company adopted Emerging Issues Task Force Issue 00-10, "Accounting for Shipping and Handling Fees and Costs" ("EITF 00-10"), which addresses the diversity in the income statement classification of amounts charged to customers for shipping and handling, as well as for costs incurred related to shipping and handling. EITF 00-10 requires all amounts billed to a customer in a sales transaction related to shipping and handling be classified as revenue and that shipping and handling charges incurred by the Company not be recorded as a reduction of revenue. Therefore, the Company has reclassified from net sales to cost of sales $42.4 million, $39.0 million and $41.5 million for 2000, 1999 and 1998, respectively, which represent those shipping and handling costs incurred by the Company and previously recorded as a reduction of revenue.

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133"). The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The impact of the Company's implementation of Statement 133, effective January 1, 2001, was immaterial to the Company's financial position.

--------------------------------------------------------------------------------

OUTLOOK

In 2001, the Company will continue to analyze cost reduction initiatives. Included in the Company's plans for the first quarter of 2001 is a reduction in the Company's non-represented staff workforce. The reduction will result in a one-time restructuring charge of $11.0 million to $13.0 million in the first quarter of 2001, but will decrease operating costs thereafter. Despite this and other cost saving initiatives, the Company's management does not believe such efforts will be sufficient to overcome depressed markets for flat-rolled carbon steel products in the short term. Accordingly, the Company anticipates that it will record a loss in the first quarter of 2001.

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

                                                                    WEIRTON
                                                               STEEL CORPORATION




2000 CONSOLIDATED STATEMENTS OF INCOME
      YEAR ENDED DECEMBER 31

----------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                           2000                 1999                 1998

NET SALES                                                        $ 1,117,829          $ 1,130,432          $ 1,296,670
Operating costs:
Cost of sales                                                      1,052,867            1,076,077            1,159,339
Selling, general and administrative expenses                          41,673               44,806               39,219
Depreciation                                                          63,968               60,866               60,822
Restructuring charge                                                      --                   --                2,871
Asset impairment                                                          --               22,522                   --
Profit sharing provision                                                  --               15,473                   --
                                                                 -----------          -----------          -----------
      TOTAL OPERATING COSTS                                        1,158,508            1,219,744            1,262,251
                                                                 -----------          -----------          -----------

INCOME (LOSS) FROM OPERATIONS                                        (40,679)             (89,312)              34,419
Gain on sale of investment, net                                           --              170,117                   --
Income (loss) from unconsolidated subsidiaries                       (26,208)              (1,105)                  34
Interest expense                                                     (34,633)             (44,223)             (44,338)
Other income, net                                                      4,797                2,198                4,684
ESOP contribution                                                         --               (1,305)              (2,610)
                                                                 -----------          -----------          -----------

Income (loss) before income taxes and minority interest              (96,723)              36,370               (7,811)
Income tax provision (benefit)                                       (11,607)               8,227               (1,391)
                                                                 -----------          -----------          -----------
Income (loss) before minority interest                               (85,116)              28,143               (6,420)
Minority interest in loss of subsidiary                                   --                2,804                  293
                                                                 -----------          -----------          -----------
NET INCOME (LOSS)                                                $   (85,116)         $    30,947          $    (6,127)
                                                                 ===========          ===========          ===========

PER SHARE DATA:
Weighted average number of common shares (in thousands):
   Basic                                                              41,401               41,600               41,924
   Diluted                                                            41,401               43,299               41,924

Net income (loss) per share:
   Basic                                                         $     (2.06)         $      0.74          $     (0.15)
   Diluted                                                       $     (2.06)         $      0.71          $     (0.15)


The accompanying notes are an integral part of these statements.

2000 CONSOLIDATED BALANCE SHEETS
      AS OF DECEMBER 31

------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                                            2000                 1999

ASSETS:
CURRENT ASSETS:
   Cash and equivalents, including restricted cash of
      $775 and $810, respectively                                                   $  32,027          $   209,270
   Receivables, less allowances of $7,808 and $9,302, respectively                     76,187              104,647
   Inventories                                                                        202,377              186,710
   Deferred income taxes                                                               39,654               42,517
   Other current assets                                                                11,342                3,167
                                                                                    ---------          -----------
         TOTAL CURRENT ASSETS                                                         361,587              546,311

Property, plant and equipment, net                                                    487,664              514,464
Investment in unconsolidated subsidiaries                                              19,375                6,833
Deferred income taxes                                                                 114,111              109,110
Other assets and deferred charges                                                       8,834               10,804
                                                                                    ---------          -----------
TOTAL ASSETS                                                                        $ 991,571          $ 1,187,522
                                                                                    =========          ===========

LIABILITIES:
CURRENT LIABILITIES:
   Payables                                                                         $  86,615          $   142,930
   Employment costs                                                                    68,751               81,688
   Taxes other than income taxes                                                       12,886               13,805
   Other current liabilities                                                            9,122               17,511
                                                                                    ---------          -----------
         TOTAL CURRENT LIABILITIES                                                    177,374              255,934

Long term debt obligations                                                            299,253              304,768
Long term pension obligation                                                           79,994               91,295
Postretirement benefits other than pensions                                           319,320              327,665
Other long term liabilities                                                            31,619               30,886
                                                                                    ---------          -----------
         TOTAL LIABILITIES                                                            907,560            1,010,548

REDEEMABLE STOCK:
Preferred stock, Series A, $0.10 par value; 1,555,470 and 1,664,469
   shares authorized and issued; 1,536,688 and 1,647,214 subject to put                21,728               23,147
Less: Preferred treasury stock, Series A, at cost, 42,797 and 12,207 shares              (617)                (174)
                                                                                    ---------          -----------
         TOTAL REDEEMABLE STOCK                                                        21,111               22,973

STOCKHOLDERS' EQUITY:
Preferred stock, Series A, $0.10 par value; 18,782 and 17,255 shares
   not subject to put                                                                     273                  250
Common stock, $0.01 par value; 50,000,000 shares authorized;
   43,788,832 and 43,499,363 shares issued                                                438                  435
Additional paid-in capital                                                            460,521              458,249
Common stock issuable, 279,792 and 304,113 shares                                         279                  431
Retained earnings (deficit)                                                          (383,310)            (298,194)
Less: Common treasury stock, at cost, 2,498,198 and 1,885,682 shares                  (15,301)              (7,170)
                                                                                    ---------          -----------
         TOTAL STOCKHOLDERS' EQUITY                                                    62,900              154,001
                                                                                    ---------          -----------

TOTAL LIABILITIES, REDEEMABLE STOCK
   AND STOCKHOLDERS' EQUITY                                                         $ 991,571          $ 1,187,522
                                                                                    =========          ===========


The accompanying notes are an integral part of these statements.

                                                                    WEIRTON
                                                               STEEL CORPORATION



2000 CONSOLIDATED STATEMENTS OF CASH FLOWS
      YEAR ENDED DECEMBER 31

---------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                                               2000                  1999                  1998

CASH FLOWS FROM OPERATING ACTIVITIES:
   NET INCOME (LOSS)                                            $ (85,116)            $  30,947             $  (6,127)
   ADJUSTMENTS TO RECONCILE NET INCOME (LOSS)
 TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
   Depreciation                                                    63,968                60,866                60,822
   (Income) loss from unconsolidated subsidiaries                  26,208                 1,105                   (34)
   Amortization of deferred financing costs                         1,987                 1,899                 1,662
   Restructuring charge                                                --                    --                 2,871
   Asset impairment                                                    --                22,522                    --
   ESOP contribution                                                   --                 1,305                 2,610
   Minority interest                                                   --                (2,804)                 (293)
   Deferred income taxes                                           (5,001)                 (153)               (5,889)
   Cash provided (used) by working capital items:
       Receivables                                                 28,460                 7,631                28,565
       Inventories                                                (15,667)               72,622                 1,601
       Other current assets                                        (5,312)                6,716                (2,831)
       Payables                                                   (56,315)               22,233               (11,969)
       Other current liabilities                                  (22,245)               20,772                (6,805)
   Long term pension obligation                                   (11,301)                9,387               (17,713)
   Proceeds from sale of investment, net                               --              (170,117)                   --
   Other                                                           (4,585)               (4,342)                3,754
                                                                ---------             ---------             ---------
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES                  (84,919)               80,589                50,224
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from gain on sale of investment, net                       --               170,117                    --
   Loans and advances to unconsolidated subsidiaries              (40,858)               (3,178)                   --
   Investment in unconsolidated subsidiaries                           --                    --                (7,561)
   Distribution from unconsolidated subsidiary                      1,000                    --                    --
   Capital spending                                               (37,770)              (21,614)              (50,382)
                                                                ---------             ---------             ---------
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                  (77,628)              145,325               (57,943)
CASH FLOWS FROM FINANCING ACTIVITIES:
   Repayment of debt obligations                                   (5,831)              (84,232)              (42,831)
   Purchase of treasury stock                                     (15,990)                   --                (6,283)
   Reissuance of treasury stock                                     7,205                    --                    --
   Issuance of common stock                                            72                    --                    --
   Common shares issuable                                            (152)                 (101)                  532
   Deferred financing costs                                            --                  (700)                   --
                                                                ---------             ---------             ---------
NET CASH USED BY FINANCING ACTIVITIES                             (14,696)              (85,033)              (48,582)
                                                                ---------             ---------             ---------
NET CHANGE IN CASH AND EQUIVALENTS                               (177,243)              140,881               (56,301)
CASH AND EQUIVALENTS AT BEGINNING OF PERIOD                       209,270                68,389               124,690
                                                                ---------             ---------             ---------
CASH AND EQUIVALENTS AT END OF PERIOD                           $  32,027             $ 209,270             $  68,389
                                                                =========             =========             =========
SUPPLEMENTAL CASH FLOW INFORMATION
   Interest paid, net of capitalized interest                   $  34,630             $  46,147             $  45,953
   Income taxes paid (refunded), net                                5,127                (3,191)                7,803


The accompanying notes are an integral part of these statements.

2000 CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

--------------------------------------------------------------------------------------------------------------------
                                                                           COMMON STOCK
                                                                        -------------------           ADDITIONAL
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                           SHARES       AMOUNT      PAID-IN CAPITAL

CONSOLIDATED STOCKHOLDERS' EQUITY AT DECEMBER 31, 1997              42,846,184         $428             $456,379
Net loss                                                                    --           --                   --
Conversion of preferred stock                                           43,527            2                  631
Exercise of preferred stock put options                                     --           --                  177
Purchase of treasury stock                                                  --           --                    2
Reclassification of preferred Series A not subject to put                   --           --                   --
Employee stock purchase plan:
   Shares issued                                                       247,865            2                  564
   Shares issuable                                                          --           --                   --
Board of Directors compensation plan:
   Shares issued                                                        40,558           --                   98
   Shares issuable                                                          --           --                   --
Deferred compensation                                                       --           --                   --
--------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STOCKHOLDERS' EQUITY AT DECEMBER 31, 1998              43,178,134          432              457,851
Net income                                                                  --           --                   --
Conversion of preferred stock                                           30,167           --                  437
Exercise of preferred stock put options                                     --           --                  124
Purchase of treasury stock                                                  --           --                    2
Reclassification of preferred Series A not subject to put                   --           --                   --
Employee stock purchase plan:
   Shares issued                                                       285,430            3                  376
   Shares issuable                                                          --           --                   --
Board of Directors compensation plans:
   Shares issued                                                         5,632           --                 (541)
   Shares issuable                                                          --           --                   --
Amortization of deferred compensation                                       --           --                   --
Deferred compensation                                                       --           --                   --
--------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STOCKHOLDERS' EQUITY AT DECEMBER 31, 1999              43,499,363          435              458,249
Net loss                                                                    --           --                   --
Conversion of preferred stock                                           91,744            1                1,329
Exercise of preferred stock put options                                     --           --                  275
Purchase of treasury stock                                                  --           --                    3
Reclassification of preferred Series A not subject to put                   --           --                   --
Exercise of stock options                                               30,250           --                1,215
Employee stock purchase plan:
   Shares issued                                                       167,475            2                  230
   Shares issuable                                                          --           --                   --
Board of Directors compensation plans:
   Shares issued                                                            --           --                 (780)
   Shares issuable                                                          --           --                   --
Amortization of deferred compensation                                       --           --                   --
Deferred compensation                                                       --           --                   --
     CONSOLIDATED STOCKHOLDERS' EQUITY AT DECEMBER 31, 2000         43,788,832         $438             $460,521
====================================================================================================================

The accompanying notes are an integral part of these statements.

                                                                    WEIRTON
                                                               STEEL CORPORATION



------------------------------------------------------------------------------------------------------------------------------------
           COMMON                                                     COMMON                  PREFERRED SERIES A
       SHARES ISSUABLE                         RETAINED            TREASURY STOCK             NOT SUBJECT TO PUT
     -------------------      DEFERRED         EARNINGS        ------------------------       ------------------      STOCKHOLDERS'
      SHARES      AMOUNT  COMPENSATION         (DEFICIT)          SHARES         AMOUNT       SHARES      AMOUNT             EQUITY
     288,423       $ 664         $(471)      $ (323,014)         209,514       $ (1,587)       8,838        $128           $132,527
          --          --            --           (6,127)              --             --           --          --             (6,127)
          --          --            --               --               --             --         (491)         (7)               626
          --          --            --               --               --             --           --          --                177
          --          --            --               --        1,774,047         (6,285)          --          --             (6,283)
          --          --            --               --               --             --        7,713         112                112

    (247,865)       (566)           --               --               --             --           --          --                 --
     285,430         379            --               --               --             --           --          --                379

     (40,558)        (98)           --               --               --             --           --          --                 --
      98,132         153          (153)              --               --             --           --          --
          --          --           132               --               --             --           --          --                132
------------------------------------------------------------------------------------------------------------------------------------
     383,562         532          (492)        (329,141)       1,983,561         (7,872)      16,060         233            121,543
          --          --            --           30,947               --             --           --          --             30,947
          --          --            --               --               --             --       (5,080)        (74)               363
          --          --            --               --               --             --           --          --                124
          --          --            --               --              253             --           --          --                  2
          --          --            --               --               --             --        6,275          91                 91

    (285,430)       (379)           --               --               --             --           --          --                 --
     167,475         231            --               --               --             --           --          --                231

     (98,132)       (153)           --               --          (98,132)           702           --          --                  8
     136,638         200          (200)              --               --             --           --          --                 --
          --          --           683               --               --             --           --          --                683
          --          --             9               --               --             --           --          --                  9
------------------------------------------------------------------------------------------------------------------------------------
     304,113         431            --         (298,194)       1,885,682         (7,170)      17,255         250            154,001
          --          --            --          (85,116)              --             --           --          --            (85,116)
          --          --            --               --               --             --       (3,895)        (56)             1,274
          --          --            --               --               --             --           --          --                275
          --          --            --               --        2,605,329        (15,990)          --          --            (15,987)
          --          --            --               --               --             --        5,422          79                 79
          --          --            --               --       (1,855,894)         6,879           --          --              8,094

    (167,475)       (231)           --               --               --             --           --          --                  1
      59,978          61            --               --               --             --           --          --                 61

    (136,638)       (200)           --               --         (136,919)           980           --          --                 --
     219,814         218            --               --               --             --           --          --                218
          --          --          (679)              --               --             --           --          --               (679)
          --          --           679               --               --             --           --          --                679
------------------------------------------------------------------------------------------------------------------------------------
     279,792       $ 279         $  --       $ (383,310)       2,498,198       $(15,301)      18,782        $273           $ 62,900
====================================================================================================================================

2000 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS, OR IN MILLIONS OF DOLLARS WHERE INDICATED


NOTE 1

BASIS OF PRESENTATION

The financial statements herein include the accounts of Weirton Steel Corporation and its consolidated subsidiaries. Entities of which the Company owns a majority interest and controls are consolidated; entities of which the Company owns a less than majority interest and does not control are not consolidated and are reflected in the consolidated financial statements using the equity method of accounting. All intercompany accounts and transactions with consolidated subsidiaries have been eliminated in consolidation. Weirton Steel Corporation and/or Weirton Steel Corporation together with its consolidated subsidiaries are hereafter referred to as the "Company."

In the Company's consolidated balance sheets, MetalSite is accounted for under the equity method as of December 31, 2000 and 1999. MetalSite's results of operations are consolidated with the Company's results through December 29, 1999, and are reported under the equity method thereafter.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

Substantially all of the Company's employees participate in the 1984 ESOP and the 1989 ESOP which owned approximately 24% of the issued and outstanding common shares and substantially all the preferred shares of the Company as of December 31, 2000. The common and preferred shares held by the 1984 ESOP and the 1989 ESOP collectively represent 42% of the voting power of the Company's voting stock as of December 31, 2000.

Approximately 83% of the Company's workforce is covered under collective bargaining agreements with the Independent Steelworkers' Union (the "ISU") and Independent Guard Union (the "IGU"). In 1997, the Company reached agreements with the ISU and IGU which extend into 2001. The Company is currently conducting negotiations with the represented employees in an effort to reach new collective bargaining agreements.

--------------------------------------------------------------------------------

NOTE 3

SIGNIFICANT ACCOUNTING POLICIES

Cash


The liability representing outstanding checks drawn against a zero-balance general disbursement bank account is included in accounts payable for financial statement presentation. Such amounts were $8.6 million and $12.4 million as of December 31, 2000 and 1999, respectively.

                                                                    WEIRTON
                                                               STEEL CORPORATION

--------------------------------------------------------------------------------


Cash Equivalents


Cash equivalents, which consist primarily of certificates of deposit, commercial paper and time deposits, are stated at cost, which approximates fair value. For financial statement presentation, the Company considers all highly liquid investments purchased with a maturity of 90 days or less to be cash equivalents.

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

Employee Stock Ownership Plan (ESOP) Accounting

The Company recognizes as compensation expense an amount based upon its required contributions to the ESOPs. The resulting expense approximates the cost to the ESOPs for the shares allocated to participants for the period. Shares may be contributed to the ESOPs by the Company or their purchase may be financed by the ESOPs. For financed shares, the number of shares allocated to participants for the period is determined based on the ratio of the period's ESOP debt principal payment to the total estimated debt principal payments. Shares are then allocated to individual participants based on the participant's relative compensation.

Employee Profit Sharing

There were no provisions for employee profit sharing in 2000 and 1998. The provision for 1999 of $15.5 million for employee profit sharing was calculated in accordance with the Profit Sharing Plan as amended in 1994.

Research and Development

The Company incurs research and development costs to improve existing products, develop new products and develop more efficient operating techniques. The costs are charged to expense as incurred and totaled $2.7 million, $2.0 million and $5.9 million in 2000, 1999 and 1998, respectively.

Shipping and Handling Fees and Costs

In the fourth quarter of 2000, the Company adopted Emerging Issues Task Force Issue 00-10, "Accounting for Shipping and Handling Fees and Costs" ("EITF 00-10"), which addresses the diversity in the income statement classification of amounts charged to customers for shipping and handling, as well as for costs incurred related to shipping and handling. EITF 00-10 requires all amounts billed to a customer in a sales transaction related to shipping and handling be classified as revenue and that shipping and handling charges incurred by the Company not be recorded as a reduction of revenue. Therefore, the Company has reclassified from net sales to cost of sales $42.4 million, $39.0 million and $41.5 million for 2000, 1999 and 1998 respectively which represent those shipping and handling charges incurred by the Company and previously recorded as a reduction of revenue.

Derivative Instruments

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133"). The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The impact of the Company's implementation of Statement 133, effective January 1, 2001, was immaterial to the Company's financial position.

2000 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS, OR IN MILLIONS OF DOLLARS WHERE INDICATED


Revenue Recognition

On December 3, 1999, the SEC staff released Staff Accounting Bulletin No. 101 "Revenue Recognition" ("SAB 101") to provide guidance on the recognition, presentation and disclosure of revenue in the financial statements. SAB 101 does not change existing literature on revenue recognition, but rather it clarifies the staff's position on pre-existing literature. The new standard did not require management to change existing revenue recognition policies and therefore had no impact on the Company's reported financial position or results of operations as of December 31, 2000 and 1999.

--------------------------------------------------------------------------------

NOTE 4

INVENTORIES

Inventories consisted of the following:

----------------------------------------------------------
DECEMBER 31,                           2000        1999

Raw materials                      $ 84,120   $  61,254
Work-in-process                      40,242      41,044
Finished goods                       78,015      84,412
                                   --------    --------
                                   $202,377    $186,710
                                   ========    ========

--------------------------------------------------------------------------------

NOTE 5

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

-------------------------------------------------------------------
DECEMBER 31,                                 2000           1999

Land                                    $   1,112      $   1,129
Buildings                                   9,270          9,409
Machinery, equipment and other            959,298        973,651
Construction-in-progress                   14,173          6,285
                                        ---------      ---------
                                          983,853        990,474
Less: Allowances for depreciation        (496,189)      (476,010)
                                        ---------      ---------
                                        $ 487,664      $ 514,464
                                        =========      =========

During the fourth quarter of 1999, the Company recognized an asset impairment charge of $22.5 million related to a slab sizing press. The service potential of the asset was impaired as a result of changes in world slab markets and the Company's decision to restart the No. 4 Blast Furnace. Further, the Company terminated discussions with an entity concerning a strategic combination, which if consummated would have provided support for the viability of the asset. Given the existing facts and circumstances pertaining to the slab sizing press, the Company has no plans to utilize the asset. In the event those facts and circumstances change significantly, the Company may reconsider its decision.

The fair value was determined based upon the value of individual components and the absence of opportunities to sell the slab sizing press.

Capitalized interest applicable to facilities under construction for the years ended December 31, 2000 and 1998 amounted to $0.2 million and $0.4 million, respectively. There was no capitalized interest applicable to facilities under construction for the year ended December 31, 1999.

In 2000, the Company incurred capital expenditures of $7.3 million on a project to install new equipment related to a new polymer coating process. The Company has temporarily suspended the project. The Company plans to continue installation of the equipment when resources for capital projects are more readily available. The Company expects to incur capital spending of $3.8 on the project in 2001 to satisfy outstanding purchase commitments.

--------------------------------------------------------------------------------

NOTE 6

FINANCING ARRANGEMENTS

Debt Obligations

------------------------------------------------------------------
DECEMBER 31,                                 2000           1999

11-3/8% Senior Notes due 7/1/04          $122,724       $124,930
10-3/4% Senior Notes due 6/1/05           121,256        124,882
8-5/8% Pollution Control Bonds
   due 11/1/14                             56,300         56,300
                                         --------       --------
                                          300,280        306,112
Less: Unamortized debt discount            (1,027)        (1,344)
                                         --------       --------
Total debt obligations                   $299,253       $304,768
                                         ========       ========

The indentures governing the senior notes are substantially similar and contain covenants that limit, among other things, the incurrence of additional indebtedness, the declaration and payment of dividends and distributions on the Company's capital stock, investments in joint ventures, as well as

                                                                    WEIRTON
                                                               STEEL CORPORATION

--------------------------------------------------------------------------------


mergers, consolidations, liens and sales of certain assets. As of December 31, 2000, the Company's ability to incur additional indebtedness was limited to $100.0 million, excluding certain types of permitted indebtedness such as under the "Inventory Facility" referred to below. Under covenants affecting the Company's ability to pay dividends on its common stock, the Company is limited as to the payment of aggregate dividends after March 31, 1993, to the greater of
(i) $5.0 million or (ii) $5.0 million plus one-half of the Company's cumulative consolidated net income since March 31, 1993, plus the net proceeds from future issuances of certain capital stock less certain allowable payments. As of December 31, 2000, pursuant to this covenant, the Company's ability to pay dividends on its common stock was limited to $42.8 million. Upon the occurrence of a change in control, as defined under the indentures, holders of the senior notes will have the option to cause the Company to repurchase their senior notes at 101% of the principal amount, plus accrued interest to the date of repurchase.

The Company has $122.7 million in principal payments due in 2004, $121.3 million due in 2005 and $56.3 million due thereafter.

During 1999, the Company paid off the remaining $84.0 million outstanding on its 10-7/8% Senior Notes at maturity.

Receivables Participation Agreements

On March 29, 1999, through its wholly-owned subsidiary, Weirton Receivables Inc. ("WRI"), the Company amended its existing receivables facility with a group of three banks (the "WRI Amended Receivables Facility"). The WRI Amended Receivables Facility provides for a total commitment by the banks of up to $80.0 million, including a letter of credit subfacility of up to $25.0 million. The Company sells substantially all of its accounts receivable as they are generated to WRI.

During 2000, the Company negotiated an amendment and a prospective waiver to the WRI Receivables Participation Agreement. The amendment excludes accounts receivable from certain affiliated entities and provides the Company with additional flexibility in financing and other arrangements with certain affiliates. The amendment is effective through March 2004. The waiver, dated November 21, 2000, relaxed a performance ratio for a period from November 30, 2000 through April 30, 2001. Without the waiver, an event of default may have occurred. The Company anticipates that it will remain in compliance with all of the financial tests subsequent to April 30, 2001.

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

Funded purchases of participation interests by the banks under the WRI Amended Receivables Facility are generally available on a revolving basis for three years, subject to extension as agreed to by the banks. In 1999, the facility was extended through March 2004. Weirton Steel Corporation continues to act as servicer of the assets sold into the program and continues to make billings and collections in the ordinary course of business according to its established credit practices. Except for warranties given by Weirton Steel Corporation concerning the eligibility

2000 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS, OR IN MILLIONS OF DOLLARS WHERE INDICATED


of receivables sold to WRI under the program, the transactions under the facility are generally nonrecourse. WRI's commitments to the banks, which do not include warranties as to collectibility of the receivables, include those typical of sellers of similar property and are secured by its interest in the receivables and related security. WRI is subject to certain restrictions regarding its indebtedness, liens, asset sales not contemplated by the facility, guarantees, investments, other transactions with its affiliates, including Weirton Steel Corporation, and the maintenance of a minimum net worth of not less than the greater of $5.0 million or 10% of the outstanding receivables. As of December 31, 2000, WRI was in compliance with these requirements. WRI has been set up as a bankruptcy-remote" subsidiary so that the banks and other creditors of WRI have a priority claim on all assets of WRI prior to those assets becoming available to any of Weirton Steel Corporation's creditors.

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

As of December 31, 2000 and 1999, $25.0 million and $35.0 million, respectively, of funded participation interest had been sold to the banks under the WRI Amended Receivables Facility. For 2000 and 1999, the Company recognized $0.3 million and $0.6 million, respectively, in discount expense from the sale of the funded participation interest. Discount expense was recorded as a reduction to other income for financial reporting purposes. As of December 31, 2000 and 1999, $8.8 million and $12.7 million, respectively, in letters of credit under the subfacility were in place, and no funded participation under the Additional Receivable Facility had been sold. After sale of funded participation interests and amounts in place under the letter of credit subfacility, the base amount available for cash sale under both facilities was approximately $3.6 million at December 31, 2000.

The Company values its accounts receivable based on the face value of invoices outstanding with allowances for uncollectible accounts and other potential claims and deductions. The Company values the portion of the participation interest it retained by WRI as its outstanding accounts receivable balance, after allowances, less cash received in exchange for the participation interest sold.

The participation interest sold to the banks is secured by the interest retained by WRI. The Company continues to service and collect all accounts receivable.

The key assumption used in valuing the participation interest retained by WRI is the allowance recorded against its accounts receivable. At December 31, 2000 and 1999, the Company had recorded a valuation allowance of $7.8 million and $9.3 million, respectively. Any hypothetical difference between the valuation allowance recorded and the actual credit losses and other deductions will entirely affect WRI's accounts receivable participation because that interest secures the participation interest held by the banks. During the years ended December 31, 2000 and 1999, the Company recorded net losses for uncollectible accounts of $6.2 million and $2.3 million, respectively.

                                                                    WEIRTON
                                                               STEEL CORPORATION

--------------------------------------------------------------------------------


Inventory Facility


In November 1999, the Company and a bank agreed to a new working capital facility of up to $100.0 million secured by a first priority lien on the Company's inventory (the "Inventory Facility"). Borrowings under the Inventory Facility are based upon the levels and composition of the Company's inventory and generally are available on a revolving basis through October 2004. The amount available for borrowing is limited by both the Inventory Facility agreement and the Company's senior notes indentures which permit borrowing only up to 50% of the Company's inventory balance. At the option of the Company, the Inventory Facility bears interest at a prime or LIBOR rate. Based upon the amount outstanding, basis points ranging from 0.00% to 2.50% are added to the prime or LIBOR rate. The agreement establishing the facility contains a number of restrictive financial and other covenants typical of facilities of this kind and substantially similar to those in the Company's current senior notes indentures. However, certain of the covenants under the Inventory Facility become more restrictive than under the senior notes indentures when borrowing availability under the facility is less than $25.0 million. The amount available can be reduced if the Company fails to achieve a certain minimum operating ratio. As of December 31, 2000, no amounts were outstanding under the Inventory Facility, and $90.6 million was available for borrowing. The amount available for borrowing at December 31, 2000 had been reduced because the Company had not achieved the minimum operating ratio.

The Company's financing facilities contain typical default provisions, including cross default provisions. Generally, termination events under the WRI facilities and defaults under the senior notes constitute events of default under the Inventory Facility, and events of default under instruments for at least $25.0 million of borrowed money constitute events of default under the senior notes indentures.

Leases


The Company uses certain lease arrangements to supplement its financing activities.

Rental expense under operating leases was $9.0 million, $7.8 million and $8.0 million for the years ended December 31, 2000, 1999 and 1998, respectively. The minimum future lease payments under noncancelable operating leases are $8.4 million, $7.5 million, $6.2 million, $5.0 million and $1.3 million for the years ending 2001 through 2005, respectively, and $0.6 million thereafter.

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

The Company's funding policy is influenced by its general cash requirements but, at a minimum, complies with the funding requirements of federal laws and regulations. There were no employer contributions to the Pension Plan during 2000 and 1999. During the year ended December 31, 1998, the Company contributed $43.0 million to the Pension Plan. The Pension Plan's assets are held in trust, the investments of which consist primarily of common stocks, fixed income securities and short term investments.

2000 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS, OR IN MILLIONS OF DOLLARS WHERE INDICATED


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

The funded status and amounts recognized in the Company's consolidated financial statements related to employee retirement benefits are set forth in the following table (in thousands):

---------------------------------------------------------------------------------------------------------------------------------
                                                                      PENSION BENEFITS                      OTHER BENEFITS
                                                               ------------------------------      ------------------------------
                                                               DECEMBER 31,      DECEMBER 31,      DECEMBER 31,      DECEMBER 31,
                                                                       2000              1999              2000              1999
Change in benefit obligation:
   Benefit obligation at beginning of year                        $ 699,119         $ 772,167         $ 308,801         $ 336,857
   Service cost                                                      13,532            15,894             4,771             5,696
   Interest cost                                                     53,899            49,926            23,874            21,245
   Plan amendments                                                       --                --                --                --
   Actuarial (gain) loss                                             39,397           (85,363)           10,466           (31,796)
   Special termination benefits                                          --                --                --                --
   Benefits paid                                                    (51,961)          (53,505)          (26,472)          (23,201)
                                                                  ---------         ---------         ---------         ---------
   Benefit obligation at end of year                              $ 753,986         $ 699,119         $ 321,440         $ 308,801
                                                                  =========         =========         =========         =========

Change in plan assets:
   Fair value of plan assets at beginning of year                 $ 787,114         $ 687,537         $      --         $      --
   Actual return on plan assets                                      (7,996)          153,082                --                --
   Employer contributions                                                --                --            26,472            23,201
   Benefits paid                                                    (51,961)          (53,505)          (26,472)          (23,201)
                                                                  ---------         ---------         ---------         ---------
   Fair value of plan assets at end of year                       $ 727,157         $ 787,114         $      --         $      --
                                                                  =========         =========         =========         =========

Reconciliation of funded status:
   Accumulated benefit obligation                                 $ 678,064         $ 635,029
   Effect of projected compensation increases                        75,922            64,090
                                                                  ---------         ---------
   Actuarial present value of projected benefit obligation          753,986           699,119         $ 321,440         $ 308,801
   Plan assets at fair value                                        727,157           787,114                --                --
                                                                  ---------         ---------         ---------         ---------
   Projected benefit obligation greater than (less than)
      plan assets                                                    26,829           (87,995)          321,440           308,801
   Items not yet recognized:
      Prior service cost                                            (61,688)          (70,777)           31,575            42,092
      Actuarial gains (losses)                                      131,035           273,639            (8,693)            1,773
      Remaining net obligation at transition                        (16,182)          (23,572)               --                --
                                                                  ---------         ---------         ---------         ---------
   Accrued benefit obligation                                     $  79,994         $  91,295         $ 344,322         $ 352,666
                                                                  =========         =========         =========         =========

                                                                    WEIRTON
                                                               STEEL CORPORATION

--------------------------------------------------------------------------------




------------------------------------------------------------------------------------------------------------------------------------
                                                   PENSION BENEFITS                                  OTHER BENEFITS
                                      --------------------------------------------     --------------------------------------------
                                      DECEMBER 31,    DECEMBER 31,    DECEMBER 31,     DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                              2000            1999            1998             2000            1999            1998

Components of net periodic
  benefit cost:
   Service cost                           $ 13,532        $ 15,894        $ 15,704         $  4,771        $  5,696        $  5,462
   Interest cost                            53,899          49,926          48,902           23,874          21,245          24,136
   Expected return on plan assets          (79,982)        (69,810)        (54,471)              --              --              --
   Amortization of transition amount         7,390           7,390           7,390               --              --              --
   Amortization of prior service cost        9,089           9,089           9,089          (10,517)        (10,517)         (4,325)
   Recognized net actuarial gain           (15,229)         (3,102)         (1,367)              --              --              --
                                          --------        --------        --------         --------        --------        --------
   Net periodic benefit cost              $(11,301)       $  9,387        $ 25,247         $ 18,128        $ 16,424        $ 25,273
                                          ========        ========        ========         ========        ========        ========

Weighted-average assumptions
   as of end of year:
   Discount rate                              7.50%           8.00%           6.75%            7.50%           8.00%           6.75%
   Expected return on plan assets            10.50%          10.50%           9.25%              --              --              --
   Assumed increase in compensation
      levels                                     3%         2% for          2% for                3%         2% for          2% for
                                                            1 year         2 years                           1 year         2 years
                                                            and 3%          and 3%                           and 3%          and 3%
                                                        thereafter      thereafter                       thereafter      thereafter


--------------------------------------------------------------------------------------------------------------------
                                                   FOR RETIREES WHO HAVE                    FOR RETIREES WHO ARE
                                                   NOT YET REACHED AGE 65                     AGE 65 AND OLDER
                                               ------------------------------         ------------------------------
                                               2000          1999        1998         2000         1999         1998

Base medical cost trend:
   Rate in first year                          5.75%         6.50%       7.25%        5.25%        5.75%        6.50%
   Ultimate rate                               4.50%         5.00%       4.00%        4.50%        5.00%        4.00%
   Year in which ultimate rate is reached      2003          2003        2003         2003         2003         2003
Major medical cost trend:
   Rate in first year                          6.25%         7.50%       8.50%          --           --           --
   Ultimate rate                               4.50%         5.00%       4.00%          --           --           --
   Year in which ultimate rate is reached      2003          2003        2003           --           --           --
Administrative expense trend                   4.50%         5.00%       4.00%        4.50%        5.00%        4.00%


A one-percentage-point change in the assumed health care cost trend rates would have the following effects:

----------------------------------------------------------------------------------------------------------------------------------
                                                                   ONE PERCENTAGE POINT INCREASE      ONE PERCENTAGE POINT DECREASE

Effect on total of service and interest cost components for 2000                         $ 1,316                           $ (1,478)
Effect on 2000 accumulated postretirement benefit obligation                             $16,071                           $(17,148)

2000 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS, OR IN MILLIONS OF DOLLARS WHERE INDICATED


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

Actuarial assumptions and demographic data, as applicable, that were used to measure the postemployment benefit obligation as of December 31, 2000 and 1999, were consistent with those used to measure pension and other postretirement benefit obligations for each respective year. As of December 31, 2000 and 1999, the Company had accrued $31.9 million and $27.4 million, respectively, for postemployment benefit obligations.

NOTE 9

RESTRUCTURING CHARGES


In 1998, the Company recognized a $2.9 million restructuring charge stemming from a special voluntary retirement window offered to certain supervisory and managerial employees. The charge related to early retirement benefits.

The 1998 restructuring charge consisted of a $2.1 million charge to the Company's accrued pension cost and a $0.8 million charge to other long term liabilities. The Company paid $0.2 million in 2000 and 1999 related to the other long term liability component of the 1998 restructuring charge, leaving a remaining liability associated with the other long term portion of the charge of $0.4 million. The Company made no pension contributions in 2000 and 1999. The liability associated with the accrued pension portion of the 1998 restructuring charge was included in the Company's total accrued pension cost as of December 31, 2000 and 1999.

--------------------------------------------------------------------------------

NOTE 10

INCOME TAXES

Deferred income tax assets and liabilities are recognized reflecting the future tax consequences of net operating loss and tax credit carryforwards and differences between the tax basis and the financial reporting basis of assets and liabilities. The components of the Company's deferred income tax assets and liabilities were as follows:

---------------------------------------------------------------------------
DECEMBER 31,                                     2000                  1999

Deferred tax assets:
   Net operating loss and
      tax credit carryforwards              $ 115,023             $  89,240
   Deductible temporary
      differences:
      Allowance for doubtful
         accounts                               2,396                 2,973
      Inventories                               4,225                17,691
      Pensions                                 31,198                35,605
      Workers' compensation                    11,348                10,673
      Postretirement benefits
         other than pensions                  135,256               138,544
      Equity investments                        4,287                    --
      Other deductible temporary
         differences                           27,373                16,822
   Valuation allowance                        (61,811)              (39,712)
                                            ---------             ---------
                                              269,295               271,836
Deferred tax liabilities:
   Accumulated depreciation                  (115,530)             (120,209)
                                            ---------             ---------
Net deferred tax asset                      $ 153,765             $ 151,627
                                            =========             =========

                                                                    WEIRTON
                                                               STEEL CORPORATION

--------------------------------------------------------------------------------


As of December 31, 2000, the Company had available, for federal and state income tax purposes, regular net operating loss carryforwards of approximately $239.7 million expiring in 2007 through 2020; an alternative minimum tax credit of approximately $13.5 million; and general business tax credits of approximately $8.1 million expiring in 2001 to 2005.

In 2000, 1999 and 1998, as a result of its deferred tax attributes, the Company did not generate any liability for regular federal income tax. In 2000, the Company did not generate any liability for alternative minimum tax. However, in 1999 and 1998, the Company did generate liability for alternative minimum tax. The Company recognized a liability for alternative minimum tax of $8.4 million and $3.3 million in 1999 and 1998, respectively.

The Company has recognized that it is more likely than not that certain future tax benefits will not be realized as a result of current and future income. Accordingly, the valuation allowance has been increased in the current year to reflect lower than anticipated net deferred tax asset utilization.

At December 31, 2000, the deferred tax asset related to postretirement benefits other than pensions was $135.3 million. Based upon the length of the period during which this deferred tax asset can be utilized and the Company's expectations that under its current business strategy it will be able to generate taxable income over the long term, the Company believes that it is more likely than not that future taxable income will be sufficient to fully offset these future deductions.

The length of time associated with the carryforward period available to utilize net operating losses and certain tax credits not associated with postretirement benefits other than pension liabilities is more definite. A significant portion of these net operating losses are attributable to the realization of differences between the tax basis and financial reporting basis of the Company's fixed assets. In the aggregate, such differences, including depreciation, are expected to reverse within the allowable carryforward periods. In addition, certain tax planning strategies that include, but are not limited to, changes in methods of depreciation for tax purposes, adjustments to employee benefit plan funding strategies and potential sale-leaseback arrangements, could be employed to avoid expiration of the attributes. Notwithstanding the Company's belief that it will be able to utilize its deferred tax assets, the Company has recorded a valuation allowance of $61.8 million against its deferred tax assets at December 31, 2000.

The elements of the Company's deferred income taxes associated with its results for the years ended December 31, 2000, 1999 and 1998, respectively, are as follows:

---------------------------------------------------------------------------
                                   2000              1999              1998
Current income tax
  provision (benefit):
   Federal                     $(10,292)         $  8,381          $  3,265
Deferred income tax
  provision (benefit)           (23,414)            7,002            (5,977)
Valuation allowance              22,099            (7,156)            1,321
                               --------          --------          --------
     Total income
      tax provision
      (benefit)                $(11,607)         $  8,227          $ (1,391)
                               ========          ========          ========

The total income tax provision (benefit) recognized by the Company for the years ended December 31, 2000, 1999 and 1998, reconciled to that computed under the federal statutory corporate rate as follows:

--------------------------------------------------------------------------------
                                   2000              1999              1998
Tax provision
  (benefit) at federal
  statutory rate               $(33,853)         $ 13,711          $ (2,631)
State income taxes,
  net of federal                 (3,869)            1,567              (301)
Other                             4,016               105               220
Change in valuation
  allowance                      22,099            (7,156)            1,321
                               --------          --------          --------
Income tax provision
  (benefit)                    $(11,607)         $  8,227          $ (1,391)
                               ========          ========          ========

2000 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS, OR IN MILLIONS OF DOLLARS WHERE INDICATED


NOTE 11

REDEEMABLE STOCK

In June 1989, the Company sold 1.8 million shares of the Series A Preferred to the 1989 ESOP which has since allocated those shares to participants. Each share of Series A Preferred is convertible at any time into one share of common stock, subject to adjustment, is entitled to 10 times the number of votes allotted to the common stock into which it is convertible, and has a preference on liquidation over common stock of $5 per share. The Series A Preferred has no preference over common stock as to dividends. The Series A Preferred is not intended to be readily tradable on an established market. As such, participants to whom shares of Series A Preferred are distributed from the 1989 ESOP following termination of service are given a right, exercisable for limited periods prescribed by law, to cause the Company to repurchase the shares at fair value. The Company also has a right of first refusal upon proposed transfers of distributed shares of Series A Preferred. In 1994, the 1989 ESOP was amended to provide for recontribution to the plan by the Company for shares of Series A Preferred reacquired for allocation among active employee participants on a per capita basis. If not repurchased by the Company or reacquired for allocation by the 1989 ESOP, shares of Series A Preferred automatically convert into common stock upon transfer by a distributee.


NOTE 12

STOCK PLANS

The Company has two stock option plans (the "1987 Stock Option Plan" and the "1998 Stock Option Plan"), an employee stock purchase plan (the "2000 Employee Stock Purchase Plan") and deferred and stock compensation plans for nonemployee members of the board of directors (the "Directors' Deferred Compensation Plan" and the "Directors' Stock Compensation Policy").

1987 and 1998 Stock Option Plans

The Company may grant options for up to 750,000 shares under the 1987 Stock Option Plan as amended. Under the plan, the option exercise price equals the stock's market price on the date of grant. Generally, the options granted under the 1987 Stock Option Plan vest in one-third increments beginning on the date of grant, with the remaining two-thirds becoming exercisable after the first and second years. The options expire approximately 10 years from the date of grant.

During 2000, the 1998 Stock Option Plan was amended to increase the number of options the Company may grant from 3,250,000 shares to 6,500,000 shares. The option price and vesting requirements are determined by a Stock Option Committee appointed by the board of directors. The options granted during 2000 under the 1998 Stock Option Plan vest on May 23, 2010 and expire the following day. The options are subject to accelerated vesting based on the continued employment of the recipients and the attainment of certain market prices for the Company's common stock. The stock prices necessary for accelerated vesting range from $6.12 to $12.41 and must be maintained for 20 consecutive trading days for accelerated vesting to occur. Options that vest pursuant to the accelerated vesting provisions expire on May 24, 2010. All the options granted during 1999 and 1998 under the 1998 Stock Option Plan had vested as of December 31, 2000 and will expire on June 24, 2002.

                                                                    WEIRTON
                                                               STEEL CORPORATION

--------------------------------------------------------------------------------


The following is a summary of stock option activity under the 1987 and 1998 Stock Option Plans:

---------------------------------------------------------------------------------------------------------------
                                           1987 STOCK OPTION PLAN                   1998 STOCK OPTION PLAN
                                       ------------------------------          --------------------------------
                                                     WEIGHTED AVERAGE                          WEIGHTED AVERAGE
                                         SHARES        EXERCISE PRICE              SHARES        EXERCISE PRICE

Balance Dec. 31, 1997                   581,666                 $7.71                  --                 $  --
   Granted                              173,000                  3.13           2,875,000                  3.88
   Exercised                                 --                    --                  --                    --
   Repurchased/Forfeited               (169,666)                 8.53                  --                    --
                                       --------                 -----          ----------                 -----
Balance Dec. 31, 1998                   585,000                  6.12           2,875,000                  3.88
   Granted                              176,250                  1.75              99,750                  3.88
   Exercised                             (1,834)                 2.50                  --                    --
   Repurchased/Forfeited                (62,500)                 7.32            (201,250)                 3.88
                                       --------                 -----          ----------                 -----
Balance Dec. 31, 1999                   696,916                  4.91           2,773,500                  3.88
   Granted                               70,500                  2.63           1,994,894                  6.26
   Exercised                            (94,666)                 3.38          (1,794,894)                 3.88
   Repurchased/Forfeited               (123,582)                 6.84                  --                    --
                                       --------                 -----          ----------                 -----
Balance Dec. 31, 2000                   549,168                 $4.45           2,973,500                 $5.48


The following table represents additional information with regard to the 1987 and 1998 Stock Option Plans at December 31, 2000:

-----------------------------------------------------------------------------------------------------------------------------
                                                     OUTSTANDING                                         EXERCISABLE
                                 -------------------------------------------------------        -----------------------------
                                                       WEIGHTED         WEIGHTED AVERAGE                             WEIGHTED
RANGE OF                         NUMBER OF              AVERAGE                REMAINING        NUMBER OF             AVERAGE
EXERCISE PRICES                     SHARES       EXERCISE PRICE         CONTRACTUAL LIFE           SHARES      EXERCISE PRICE

1987 Stock Option Plan:
   $1.75-3.13                      373,168                $2.45               7.79 years          279,685               $2.53
   $8.69-8.89                      176,000                $8.71               3.89 years          176,000               $8.71
1998 Stock Option Plan:
   $3.88-6.69                    2,973,500                $5.48               6.78 years          978,606               $3.88


The fair value of each stock option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 2000, 1999 and 1998:

---------------------------------------------------------------------------------------------------
                                                          2000              1999             1998
1987 Stock Option Plan:
   Fair value of option granted                          $1.76             $1.08            $1.90
   Average risk free interest rate                        5.93%             5.35%            5.53%
   Expected dividend yield                                   0%                0%               0%
   Expected life of options                            7 years           7 years          7 years
   Expected volatility rate                               0.62              0.55             0.53

1998 Stock Option Plan:
   Weighted average fair value of options granted        $2.06             $1.91            $0.70
   Average risk free interest rate                        6.65%             6.25%            6.30%
   Expected dividend yield                                   0%                0%               0%
   Expected life of options                            5 years         2.5 years          5 years
   Expected volatility rate                               0.66              0.76             0.39

2000 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS, OR IN MILLIONS OF DOLLARS WHERE INDICATED


2000 Employee Stock Purchase Plan


In May 2000, the Company replaced the 1994 Employee Stock Purchase Plan, which expired in 1999, with the 2000 Employee Stock Purchase Plan. The Company reserved 1.0 million shares of its common stock to be offered over a four and a half year period beginning July 1, 2000 to eligible employees under its 2000 Employee Stock Purchase Plan. The 2000 Employee Stock Purchase Plan provides for participants to purchase the Company's common stock at 85% of the lesser of the stock's closing price at the beginning or the end of each year. (For 2000, 85% of the lesser of the stock's closing price on July 1, 2000 or December 31, 2000 was used to determine the purchase price.) As of December 31, 2000, 59,978 shares valued at approximately $0.1 million were issuable in accordance with the 2000 Employee Stock Purchase Plan. As of December 31, 1999, 167,475 shares valued at approximately $0.2 million were issuable in accordance with the 1994 Employee Stock Purchase Plan.

Directors' Deferred Compensation Plan

During 1991, the Company adopted a deferred compensation plan (the "Directors' Deferred Compensation Plan") to permit nonemployee members of the board of directors to receive shares of common stock in lieu of cash payments for total compensation or a portion thereof for services provided in their capacity as a member of the board of directors. The Company reserved 445,000 shares for issuance under the Directors' Deferred Compensation Plan. During 2000, the Directors' Deferred Compensation Plan was modified to allow directors to either defer shares issuable to a non-qualified trust maintained by an institutional trustee until such time as the shares are distributed to the directors or to defer share equivalents to a separate account maintained by the Company. The cost of the shares held in the trust are accounted for as a reduction to equity. The liability to compensate the directors is retained until such time as the shares are issued from the trust. The Directors' Deferred Compensation Plan provides for the stock portion of the directors' compensation to be valued at 90% of the lesser of the stock's average trading price at the beginning or the end of each year. As of December 31, 2000, 127,606 shares valued at $0.1 million were issuable to the directors who elected to defer compensation to the trust for 2000, and a total of 285,400 shares with a cost of $0.6 million were held by the trust for future distribution. As of December 31, 2000, 92,208 shares valued at $0.1 million were deferred by directors choosing not to have shares issued to the trust.

Directors' Stock Compensation Policy

Under a stock compensation policy initiated in 1998, the Company's non-employee directors receive a portion of their annual retainers payable in shares of the Company's common stock. The directors may elect to defer all or a portion of the shares under the Directors' Deferred Compensation Plan. As of December 31, 2000, no shares were issuable to non-employee directors; all shares otherwise attributable to retainers for 2000 were deferred under the Directors' Deferred Compensation Plan.

--------------------------------------------------------------------------------

NOTE 13

STOCK BASED COMPENSATION

The Company accounts for its stock plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," under which compensation costs, if applicable, have been determined. Had compensation costs for these plans been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," (SFAS No. 123), net income (loss) and earnings per share would have been reduced to the following:

--------------------------------------------------------
                          2000         1999        1998
Net income (loss):
   As reported        $(85,116)     $30,947     $(6,127)
   Pro forma           (89,836)      30,549      (6,598)

Basic income (loss)
  per share:
   As reported        $  (2.06)     $  0.74     $ (0.15)
   Pro forma             (2.17)        0.73       (0.16)

Diluted income (loss)
  per share:
   As reported        $  (2.06)     $  0.71     $ (0.15)
   Pro forma             (2.17)        0.71       (0.16)

                                                                    WEIRTON
                                                               STEEL CORPORATION

--------------------------------------------------------------------------------


Because the SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation costs may not be representative of that expected in future years.

--------------------------------------------------------------------------------

NOTE 14

ESOP FINANCING

The purchase by the 1989 ESOP of the Series A Preferred was financed through the issuance of a $26.1 million promissory note to the Company payable ratably over a 10 year period. The Company's contribution to the 1989 ESOP for the principal and interest components of debt service was immediately returned. As such, the respective interest income and expense on the ESOP notes were entirely offset within the Company's net financing costs. As of December 31, 2000, 1,485,936 shares of Series A Preferred were allocated to participants of the 1989 ESOP.

--------------------------------------------------------------------------------

NOTE 15

REPURCHASES OF COMMON STOCK FOR TREASURY

During April 1998, the Company announced that it had been authorized by the board of directors to repurchase up to 10%, or approximately 4.2 million shares, of its outstanding common stock. In February 2000, the Company announced that it had been authorized by the board of directors to repurchase an additional 12% of its capital stock. Under these stock repurchase programs, the Company paid $16.0 million during 2000 to repurchase approximately 2.6 million shares of its outstanding common stock at prices ranging from $2.38 to $9.00 per share. There were no repurchases of outstanding common stock during 1999 pursuant to the stock repurchase program. Repurchased shares of common stock are held in the Company's treasury and made available for stock issuance needs.

--------------------------------------------------------------------------------

NOTE 16

EARNINGS PER SHARE

For the years ended December 31, 2000 and 1998, basic and diluted earnings per share were the same; however, securities totaling 1,583,062 shares and 1,725,548 shares, respectively, were excluded from the diluted earnings per share calculation due to their anti-dilutive effect. For 2000, 1999 and 1998, there were an additional 722,149, 3,430,000 and 3,553,869 options, respectively, outstanding for which the exercise price was greater than the average market price. The following represents a reconciliation between basic earnings per share and diluted earnings per share for the year ended December 31, 1999:

--------------------------------------------------------------------------------
 FOR THE YEAR ENDED                                                    INCOME
 DECEMBER 31, 1999                     INCOME          SHARES       PER SHARE

Basic earnings per share:
   Net income                         $30,947      41,600,077          $ 0.74
Effect of dilutive securities:
   Series A Preferred                      --       1,669,869           (0.02)
   Stock options                           --          28,736           (0.01)
                                      -------      ----------          ------
Diluted earnings per share:
   Net income                         $30,947      43,298,682          $ 0.71
                                      =======      ==========          ======

--------------------------------------------------------------------------------

NOTE 17

ENVIRONMENTAL COMPLIANCE, LEGAL PROCEEDINGS AND COMMITMENTS AND CONTINGENCIES

Environmental Compliance


The Company, as well as its domestic competitors, is subject to stringent federal, state and local environmental laws and regulations concerning, among other things, waste water discharges, air emissions and waste disposal. The Company spent approximately $0.9 million for pollution control capital projects in 2000.

The Company continued its environmental remediation and regulatory compliance activities required under its 1996 consent decree with federal and state environmental authorities that had settled certain water discharge, air emissions and waste handling enforcement issues. Under the consent decree, the Company committed to undertake environmental upgrade and modification projects totaling approximately $19.8 million, of which $16.1 million had been spent through December 31, 2000.

2000 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS, OR IN MILLIONS OF DOLLARS WHERE INDICATED


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

At December 31, 2000, the Company had accrued approximately $9.0 million related to the consent decree, the corrective action order, and other environmental liabilities.

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

The Company participates in partner loan facilities with MetalSite whereby the Company funded a significant portion of MetalSite's operations in 2000. The Company expects to continue to fund up to $1.0 million of MetalSite's operations in 2001. The Company's ownership percentage in MetalSite may be decreased by options granted to MetalSite employees (see Note 20 "Subsidiaries and Joint Ventures") and by options which may be exercised by Internet Capital Group, Inc. (see Note 21 "Sale of MetalSite Investment").

                                                                    WEIRTON
                                                               STEEL CORPORATION

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

Redeemable Preferred Stock

The fair value of the Series A Preferred stock was determined based upon an independent appraisal performed as of December 31, 2000 and 1999.

Long Term Debt Obligations

The fair values of the Company's long term debt obligations are estimated based upon quoted market prices.

The estimated fair values of the Company's financial instruments are as follows as of December 31, 2000 and 1999, respectively:

--------------------------------------------------------------------------------
                                     2000                           1999
                           -----------------------       -----------------------
                           CARRYING           FAIR       CARRYING           FAIR
                             AMOUNT          VALUE         AMOUNT          VALUE

Cash and equivalents       $ 32,027       $ 32,027       $209,270       $209,270
Redeemable
   Preferred stock           21,111          1,815         22,973         10,740
Long term debt
   obligations             $299,253       $121,758       $304,768       $302,957


Significant Group Concentrations of Credit Risk

One customer accounted for 10% and 11% of net sales in 1999 and 1998, respectively. One customer accounted for 10% of trade receivables as of December 31, 2000 and 1999.

--------------------------------------------------------------------------------

NOTE 20

SUBSIDIARIES AND JOINT VENTURES

The Company currently has investments in four joint ventures which the Company accounts for using the equity method of accounting at December 31, 2000. The Company has made advances to and investments in debt and other non-equity instruments of MetalSite and GalvPro, classified as investment in unconsolidated subsidiaries in the Company's consolidated balance sheets. Because of these non-equity investments, the Company has recorded equity losses in excess of its equity investments using the book value liquidation approach prescribed in Emerging Issues Task Force Issue 99-10, "Percentage Used to Determine the Amount of Equity Method Losses."

Summarized consolidated financial information for MetalSite and GalvPro follows:

--------------------------------------------------------------------------------
                                   2000           1999             1998
Income data(1)
   Revenues                   $ 60,147       $  2,299            $   1
   Operating loss              (37,192)       (13,916)            (834)
   Net loss                    (51,786)       (13,278)           $(612)
Balance sheet data
   Current assets               35,589         10,958
   Noncurrent assets            48,527         49,915
   Current liabilities          78,922         10,742
   Noncurrent liabilities     $ 56,102       $ 49,840


(1) For MetalSite, income data is presented for the years ended December 31, 2000 and 1999 and for the period from MetalSite's inception (November 15, 1998) through December 31, 1998. For GalvPro, income data is presented for the years ended December 31, 2000 and 1999 and for the period from GalvPro's inception (January 16, 1998) through December 31, 1998.

2000 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS, OR IN MILLIONS OF DOLLARS WHERE INDICATED


MetalSite

MetalSite L.P. and MetalSite General Partner LLC (collectively "the Partnership") were formed in November 1998 to develop and offer a secure web-based marketplace for the online purchase of metal products from various suppliers and to provide the latest industry news and information. Prior to November 1998, the Company incurred research and development expenditures related to the creation of the infrastructure of the Partnership of $3.0 million.

On December 29, 1999, the Company sold a portion of its investment in the Partnership to Internet Capital Group, Inc. (See Note 21 "Sale of MetalSite Investment.")

On July 27, 2000, MetalSite General Partner LLC and MetalSite L.P. were merged into MetalSite,Inc. ("MetalSite"), a Delaware corporation. In exchange for its interest in the Partnership, the Company was given an equivalent interest in the common stock of MetalSite.

On October 10, 2000, the Company agreed to loan MetalSite $10.0 million in exchange for a Convertible Promissory Note (the "Note") and warrants to purchase additional shares of MetalSite common stock. The Note carries a term of 18 months with an interest rate of 5%. The Company may opt to convert the principal and interest of the Note into MetalSite common stock at defined ratios upon the occurrence of specific transactions and events as defined in the Note agreement. The warrants entitle the Company to purchase 250,000 shares of MetalSite common stock at $0.01 per share. The warrants expire in 10 years.

As of December 31, 2000, the Company owned 6,546,000 or 21.82% of the outstanding shares of MetalSite. Of these shares, 545,455 or 1.82% of the outstanding shares of MetalSite were held in escrow pursuant to option agreements of MetalSite employees. Subject to certain performance measures, the employees of MetalSite may exercise options and require the Company to issue shares from escrow to the employees.


GalvPro

GalvPro LP ("GalvPro" formerly "GalvStar LP") was formed in 1998 with affiliates of Dutch steelmaker Koninklijke Hoogovens (now a unit of Corus Group plc) for the purpose of constructing and operating a 300,000 ton hot-dipped galvanizing line. Construction of GalvPro's Indiana facility was finally completed in 2000 although initial production commenced in the fourth quarter of 1999. As of December 31, 2000, the Company had an indirect 45% ownership interest in GalvPro, and the net carrying amount of the Company's investment in GalvPro was $12.2 million. For the year ended December 31, 2000, the Company recorded equity losses related to GalvPro of $15.9 million.

Construction of GalvPro's facility and its day to day working capital needs were financed primarily through a ten year loan secured by GalvPro's assets and a working capital facility secured by GalvPro's inventory and receivables. As of December 31, 2000, $35.6 million was outstanding under the term loan facility and $12.2 million was outstanding under the working capital facility. Both the term loan and the working capital facility are without recourse to any equity owner.

As a result of failure to comply with a financial covenant, GalvPro incurred an event of default under the term loan facility during the third quarter of 2000. GalvPro's lender proposed a significant restructuring of the loan as a means of curing the default, but GalvPro, the lender and GalvPro's investors were unable to agree upon satisfactory terms. Although the lender has accelerated portions of GalvPro's indebtedness and is entitled under the terms of the facility to accelerate all the indebtedness, it has not done so thus far.

Aside from the bank facility, GalvPro's working capital requirements have been financed by advances from the Company and Corus. As of December 31, 2000, the Company had made advances to the joint venture totaling $24.7 million.

                                                                    WEIRTON
                                                               STEEL CORPORATION

--------------------------------------------------------------------------------


In the fourth quarter of 2000, the Company and Corus re-evaluated their strategic direction regarding GalvPro. The Company and Corus engaged a third party consultant to evaluate potential alternatives related to GalvPro, including sale of the Company's and Corus' interests in GalvPro. If a sale cannot be negotiated, the Company and Corus will consider other alternatives, including asset swaps, mergers, other joint ventures and other business combinations involving GalvPro or its assets. Due to continuing adverse market conditions, GalvPro plans to temporarily idle its facility in the first quarter of 2001 while the above strategic alternatives are considered or implemented.

Not withstanding the Company's belief that its investment in GalvPro is properly stated as of the balance sheet date, alternatives available to GalvPro and potential continued adverse business conditions may result in the recognition of future additional equity losses.

WeBCo

WeBCo International LLC ("WeBCo") was formed in 1997 with the Balli Group, plc. The primary function of WeBCo is to market and sell the partners' products globally. As of December 31, 2000, the Company owned 50% of WeBCo, and the carrying amount of the Company's investment in WeBCo was $1.5 million.

WeBCo has receivables due from major foreign customers denominated in Pounds Sterling and Deutsche Marks. WeBCo utilizes forward contracts to mitigate the risk associated with fluctuations in foreign currency exchange rates that would affect the amounts ultimately collectible from these receivables. These contracts mature on or before January 31, 2001. WeBCo's net realized gain resulting from the forward contracts for the years ended December 31, 2000 and 1999 was $1.4 million and $1.1 million, respectively. The Company recognizes its percentage of unrealized and realized gains and losses related to these contracts based on the equity method of accounting.


W&A

W&A Manufacturing LLC ("W&A") was formed in 1998 with ATAS International for the purpose of manufacturing steel roofing products. No investments in W&A were made in 2000 or 1999. During 1998, the Company invested $0.9 million in W&A. As of December 31, 2000, the Company owned 50% of W&A, and the carrying amount of the Company's investment in W&A was $0.7 million.

Related Party Transactions

The Company's purchases of goods and services from unconsolidated subsidiaries totaled $27.4 million, $62.6 million and $27.7 million in 2000, 1999 and 1998, respectively. The Company's sales of steel to unconsolidated subsidiaries totaled $42.8 million, $36.0 million and $6.0 million in 2000, 1999 and 1998, respectively. These transactions arose in the ordinary course of business and were transacted at arms-length. Pursuant to certain service agreements, the Company provides services to unconsolidated subsidiaries. The Company billed for these arrangements at amounts approximating the cost to provide the service. Such amounts totaled $1.3 million in 2000, $0.4 million in 1999 and $0.4 million in 1998. At December 31, 2000 and 1999, the Company had outstanding trade receivables from unconsolidated subsidiaries of $3.9 million and $15.9 million, respectively.

At December 31, 2000 and 1999, MetalSite had borrowed $9.4 million and $3.2 million, respectively, from the Company under a partner loan facility at the PNC Bank prime interest rate plus 1%. Also at December 31, 2000 and 1999, the Company had a promissory note from MetalSite for $1.8 million at an 8% fixed interest rate. The Company's equity in MetalSite's losses has been netted against the Note, the partner loan facility and the promissory note.

In 2000, the Company received a distribution of $1.0 million from WeBCo. There were no dividends or partnership distributions received from equity affiliates in 1999 or 1998.

2000 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS, OR IN MILLIONS OF DOLLARS WHERE INDICATED


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

Pursuant to the purchase agreement, ICG has been granted options to purchase an additional interest in MetalSite from the Company upon the occurrence of certain events, including completion of an underwritten public offering of equity securities by MetalSite.


NOTE 22

SUBSEQUENT EVENT

The Company established and implemented the 2001 Workforce Downsizing Program effective March 8, 2001. The program will reduce non-represented staff employees by approximately 10%. After the program, the Company will operate with approximately 630 non-represented employees and approximately 3,500 represented employees.

Due to the program, the Company will record a first quarter 2001 restructuring charge of $11.0 million to $13.0 million consisting of $5.4 million of pension benefits and $3.9 million of other postretirement benefits. The remaining $1.7 million to $3.7 million will result from other separation and severance benefits provided to the affected employees.

                                                                    WEIRTON
                                                               STEEL CORPORATION



2000 MANAGEMENT'S RESPONSIBILITY STATEMENT


The accompanying consolidated financial statements of the Company are the responsibility of its management and have been prepared in conformity with accounting principles generally accepted in the United States.

The Company has a system of internal controls, including a Code of Ethics, designed to provide reasonable assurance that assets are safeguarded, financial statements are reliable and a high standard of business conduct is maintained. Management monitors the system for compliance, and internal auditors independently measure its effectiveness.

The Company's independent public accountants, Arthur Andersen LLP, audit its consolidated financial statements in accordance with auditing standards generally accepted in the United States. The report of the independent public accountants is included in this report.

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


/s/ JOHN H. WALKER
---------------------------------------
John H. Walker
President and Chief Executive Officer


/s/ MARK E. KAPLAN
---------------------------------------
Mark E. Kaplan
Principal Accounting Officer



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Weirton Steel Corporation:

We have audited the accompanying consolidated balance sheets of Weirton Steel Corporation (a Delaware corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Weirton Steel Corporation and subsidiaries as of December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


/s/ ARTHUR ANDERSEN LLP
---------------------------------------
Pittsburgh, Pennsylvania
March 8, 2001

2000 SELECTED FINANCIAL AND STATISTICAL DATA

-------------------------------------------------------------------------------------------------------------------
(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)       2000           1999           1998          1997          1996
Net sales(3)                                    $ 1,118        $ 1,130        $ 1,297       $ 1,397       $ 1,383
Operating costs                                   1,159          1,220          1,262         1,372         1,397
Depreciation                                         64             61             61            61            58
Asset impairment                                     --             23             --            --            --
Income tax provision (benefit)                      (12)             8             (1)           (4)          (11)
Profit sharing                                       --             16             --            --            --
Contribution to ESOP                                 --              1              3             3             3
Gain on sale of investment                           --            170             --            --            --
Net income (loss)                                   (85)            31             (6)          (18)          (50)
Net income (loss) per diluted share               (2.06)          0.71          (0.15)        (0.42)        (1.18)
Total assets                                        992          1,188          1,196         1,283         1,301
Additions to property, plant and equipment           38             22             50            45            83
Long term debt obligations                          299            305            305           389           431
Redeemable preferred stock, net                      21             23             22            21            18
Working capital                                 $   184        $   290        $   196       $   294       $   291
Number of common shares
   outstanding at year end, (in thousands)       41,291         41,614         41,195        42,637        42,353
Number of preferred shares
   outstanding at year end, (in thousands)        1,513          1,652          1,657         1,727         1,748
Stockholders' equity                            $    63        $   154        $   122       $   133       $   149
Stockholders' equity per common share           $  1.52        $  3.70        $  2.95       $  3.12       $  3.52



SELECTED QUARTERLY FINANCIAL DATA

----------------------------------------------------------------------------------------------------------------------------------
                                                      QUARTERLY PERIODS IN 2000                   QUARTERLY PERIODS IN 1999
                                                 -------------------------------------     ---------------------------------------
(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)        4TH         3RD       2ND      1ST       4TH          3RD       2ND        1ST
Net sales(3)                                     $  210      $  273     $ 305    $ 330     $ 290       $  290    $  276     $  274
Gross profit                                        (25)         14        38       37         9           17        25          3
Operating income (loss)                             (50)        (14)       12       12       (62)(1)       (6)      0.1        (22)
Net income (loss)                                   (60)        (26)      0.5      0.7        82 (2)      (14)       (9)       (28)
BASIC EARNINGS PER SHARE                         $(1.46)     $(0.63)    $0.01    $0.02     $1.96       $(0.33)   $(0.22)    $(0.67)
Diluted earnings per share                       $(1.46)     $(0.63)    $0.01    $0.02     $1.88       $(0.33)   $(0.22)    $(0.67)


(1) Includes an asset impairment charge of $22.5 million and a profit sharing provision of $15.5 million.

(2)      Includes gain on sale of investment of $170.1 million.

(3) In accordance with Emerging Issues Task Force Issue 00-10, "Accounting for Shipping and Handling Fees and Costs," the Company reclassed from net sales to cost of sales shipping and handling costs incurred by the Company.

                                                                    WEIRTON
                                                               STEEL CORPORATION



2000 WEIRTON STEEL CORPORATION
BOARD OF DIRECTORS

Richard R. Burt, Chairman(A, B, D)
Chairman
IEP Advisors, Inc.
Washington, DC

Michael Bozic(B, C, E)
Former Vice Chairman
Kmart Corporation
Troy, Michigan

Robert J. D'Anniballe, Jr.(A, D)
Managing Attorney
Marshall, Dennehey, Warner,
Coleman and Goggin
Weirton, West Virginia

George E. Doty, Jr.(B, D)
Private Investor
New York, New York

Mark G. Glyptis(B, D, E)
President
Independent Steelworkers Union
Weirton, West Virginia

Ralph E. Reins(A, B)
Chairman and CEO
Qualitor, Inc.
Southfield, Michigan

Robert S. Reitman(B, C)
Principal
Riverbend Advisors
Gates Mills, Ohio

Richard F. Schubert(C, D)
Senior Vice President
EXCN Incorporated
LaJolla, California

Thomas R. Sturges(A, B)
Executive Vice President and
Chief Financial Officer
Hawkeye Communication, Inc.
New York, New York

John H. Walker(E)
President and Chief Executive Officer
Weirton Steel Corporation
Weirton, West Virginia

Ronald C. Whitaker(B, C, E)
President and CEO
Strategic Distribution, Inc.
Bensalem, Pennsylvania

D. Leonard Wise(A, B, C, D, E)
Former President and CEO
Carolina Steel Corp.
Greensboro, North Carolina


EXECUTIVE OFFICERS OF THE COMPANY

John H. Walker
President and Chief Executive Officer

David L. Robertson
Executive Vice President
Human Resources and Corporate Law

Mark E. Kaplan
Vice President and Chief Financial Officer

Thomas W. Evans
Vice President
Materials Management

William R.Kiefer
Vice President - Law and Secretary

Frank G. Tluchowski
Vice President
Engineering and Technology

Edward L. Scram
Vice President - Operations

Michael J. Scott
Vice President - Sales and Marketing

(A)      Member of Audit Committee
(B)      Member of Finance and Strategic Planning Committee
(C)      Member of Management Development and Compensation Committee
(D)      Member of Corporate Responsibility Committee
(E)      Member of Nominating Committee

2000 WEIRTON STEEL CORPORATION


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

EXECUTIVE OFFICES

Weirton Steel Corporation
400 Three Springs Drive
Weirton, West Virginia 26062-4989
Telephone (304) 797-2000

STOCK TRANSFER AGENT AND REGISTRAR

The Company's transfer agent and registrar for its common stock is Computershare Investor Services, LLC. Stockholders wishing to transfer their shares of the Company's common stock to someone else or to change the name on a stock certificate should contact the Shareholder Communications Department, Computershare Investor Services, LLC, 2 North LaSalle, Chicago, Illinois 60602, Telephone (800) 942-5909 for assistance.

INDEPENDENT PUBLIC ACCOUNTANTS

Arthur Andersen LLP
2100 One PPG Place
Pittsburgh, Pennsylvania 15222




40